Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2007, December 31, 2007 and June 30, 2008	3
Unaudited Condensed Consolidated Income Statements for the six months ended June 30, 2007 and June 30, 2008	4
Unaudited Condensed Consolidated Cash Flow Statements for the six months ended June 30, 2007 and June 30, 2008	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

2

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2007, December 31, 2007 and June 30, 2008

	Note	June 30, 2007	December 31, 2007	June 30, 2008
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$250,124	$241,736	$175,870
Restricted cash		178,116	95,072	183,808
Trade receivables, net of provisions		29,470	35,591	40,642
Flight equipment held for operating leases, net	5	3,030,170	3,050,160	3,765,378
Flight equipment held for sale		157,981	136,135	48,390
Notes receivable, net of provisions	6	173,207	184,820	199,485
Prepayments on flight equipment		186,179	247,839	328,172
Investments		16,091	11,678	11,678
Goodwill		6,776	6,776	6,776
Intangibles		46,100	41,855	54,788
Inventory		83,064	90,726	88,627
Derivative assets		20,355	21,763	59,677
Deferred income taxes		92,132	85,253	78,617
Other assets	7	141,522	144,823	175,818
Total Assets	13	$4,411,287	$4,394,227	$5,217,726
Liabilities and Shareholders’ Equity
Accounts payable		$9,453	$16,376	$7,023
Accrued expenses and other liabilities	8	70,914	81,379	107,865
Accrued maintenance liability		282,474	255,535	248,517
Lessee deposit liability		78,747	83,628	89,566
Debt	9	2,977,654	2,892,744	3,580,002
Accrual for onerous contracts		68,376	46,411	28,472
Deferred revenue		31,460	33,574	40,042
Derivative liabilities		—	—	2,584
Deferred income taxes		2,843	3,425	7,779
Commitments and contingencies	14	—	—	—
Total Liabilities		3,521,921	3,413,072	4,111,850
Minority interest, net of taxes		33,333	30,782	32,610
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 85,036,957 ordinary shares issued and outstanding)		699	699	699
Additional paid-in capital		601,850	602,469	605,889
Accumulated retained earnings		253,484	347,205	466,678
Total Shareholders’ Equity		856,033	950,373	1,073,266
Total Liabilities and Shareholders’ Equity		$4,411,287	$4,394,227	$5,217,726

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Six Months Ended June 30, 2007 and 2008

	Note	Six months ended June 30, 2007	Six months ended June 30, 2008
		(US dollars in thousands, except share and per share amounts)
Revenues
Lease revenue		$280,380	$288,202
Sales revenue		233,166	323,188
Management fee revenue		7,348	5,905
Interest revenue		15,450	10,042
Other revenue		19,744	549
Total Revenues	13	556,088	627,886
Expenses
Depreciation	13	71,155	78,002
Asset impairment		—	7,689
Cost of goods sold		176,582	250,866
Interest on debt		118,846	69,224
Operating lease in costs		10,860	6,955
Leasing expenses		13,735	17,792
Provision for doubtful notes and accounts receivable		122	1,247
Selling, general and administrative expenses	10,11	54,227	63,286
Total Expenses		445,527	495,061
Income from continuing operations before income taxes and minority interest		110,561	132,825
Provision for income taxes		(15,683)	(11,525)
Minority interest, net of taxes		(146)	(1,828)
Net Income	13	$94,732	$119,472
Basic and diluted earnings per share	12	$1.11	$1.40
Weighted average shares outstanding, basic and diluted		85,036,957	85,036,957

The accompanying notes are an integral part of these condensed consolidated financial statements.

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AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2007 and 2008

	Six months ended June 30, 2007	Six months ended June 30, 2008
	(US dollars in thousands)
Net income	$94,732	$119,472
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	146	1,828
Depreciation	71,155	78,002
Asset impairment	—	7,689
Amortization of debt issuance costs	31,559	6,757
Amortization of intangibles	4,923	7,039
Gain on elimination of fair value guarantee	(10,736)	—
Provision for doubtful notes and accounts receivable	122	1,247
Capitalized interest on pre-delivery payments	(2,986)	(1,399)
Gain on disposal of assets	(43,484)	(52,807)
Mark-to-market of non-hedged derivatives	(2,484)	(11,076)
Deferred taxes	12,656	10,990
Share-based compensation	4,774	3,421
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(10,290)	(20,963)
Inventories	(11,926)	16,275
Other assets and derivative assets	(19,518)	(25,490)
Accounts payable and accrued expenses, including accrued maintenance liability and lessee deposits	(26,216)	7,813
Deferred revenue	3,069	6,468
Net cash provided by operating activities	95,496	155,266

Purchase of flight equipment	(389,177)	(877,551)
Proceeds from sale/disposal of assets	185,182	247,892
Prepayments on flight equipment	(69,202)	(131,678)
Purchase of intangibles	(16,794)	(21,522)
Movement in restricted cash	(65,839)	(88,736)
Net cash used in investing activities	(355,830)	(871,595)

Issuance of debt	2,053,564	940,646
Repayment of debt	(1,633,285)	(253,388)
Debt issuance costs paid	(42,019)	(35,621)
Capital contributions from minority interests	1,250	—
Net cash provided by financing activities	379,510	651,637

Net increase (decrease) in cash and cash equivalents	119,176	(64,692)
Effect of exchange rate changes	(253)	(1,174)
Cash and cash equivalents at beginning of period	131,201	241,736
Cash and cash equivalents at end of period	$250,124	$175,870

Supplemental cash flow information
Interest paid	$85,462	$67,177
Taxes paid (refunded)	2,870	185

The accompanying notes are an integral part of these condensed consolidated financial statements.

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AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

1. General

The Company

We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in Amsterdam, The Netherlands, with principal offices in Shannon, Ireland, Ft. Lauderdale and Miami, Florida and Goodyear, Arizona.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized.  On November 27, 2006, we completed an initial public offering of 6.8 million of our common shares at $23 per share generating net proceeds of $143,017 which we used to repay debt.

Variable interest entities

We included a detailed summary of our variable interest entities in our 2007 annual report on form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2008.  Following is a summary of changes to our variable interest entities since the filing of our 20-F:

In June 2008, AerCap Partners I Holding Limited, or AerCap Partners, a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired are leased back to TUI Travel for varying terms.  The aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. Under certain circumstances, if the joint venture cannot meet its obligations under the senior debt facility, and the joint venture partners do not make additional subordinated capital available to the joint venture, AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding balance of the senior debt facility plus certain expenses and taxes in connection with the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners. We have determined that AerCap Partners is a variable interest entity for which we are the primary beneficiary. As such, we have consolidated AerCap Partners in our accounts.

2.  Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under FIN 46R. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

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AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with AerCap’s audited financial statements for the year ended December 31, 2007. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of those for a full fiscal year

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

3.  Recent accounting pronouncements

SFAS 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurement but does not change existing guidance about whether an asset or liability is carried at fair value. The application of SFAS 157 for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position (See Note 4 – Fair value measurements). For non-financial assets and liabilities which are not periodically recognized or disclosed at fair value, the effective date for SFAS 157 has been deferred one year.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in income. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS 159 permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company adopted this standard at January 1, 2008, its required effective date. The adoption of this standard did not have any effect on our consolidated financial condition, results of operations or cash flows, since we did not choose to fair value any financial instruments or other items not currently measured at fair value.

SFAS 161

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133”.  SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for us in the first quarter of 2009.  We are currently evaluating the impact of SFAS 161.

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AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

4.  Fair value measurements

In September 2006, the FASB issued SFAS 157, which is effective for fiscal years beginning after November 15, 2007. We adopted the standard on January 1, 2008.

Under SFAS No. 157, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

The Company adopted SFAS 157 for all financial assets and liabilities required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of SFAS 157 for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position.

Under SFAS 157, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the SFAS 157 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The following table summarizes the valuation of the Company’s derivatives by the above SFAS 157 pricing observability levels:

	June 30, 2008	Level 1	Level 2	Level 3
Derivative assets	$59,677	$—	$59,677	$—
Derivative liabilities	(2,584)	—	(2,584)	—
	$57,093	$—	$57,093	$—

Changes in fair value are recognized immediately in income.

We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and other accounting pronouncements requiring remeasurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions as to future cash proceeds from leasing and selling aircraft. In the six month period ended June 30, 2008, we recognized an impairment of $7.7 million. The impairment related to four MD82 aircraft and six engines which were off-lease.

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AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

5. Flight equipment held for operating leases, net

Movements in flight equipment held for operating leases during the periods presented were as follows:

	Six months ended June 30, 2007	Six months ended June 30, 2008
Net book value at beginning of period	$2,966,779	$3,050,160
Additions	424,225	931,194
Depreciation	(69,314)	(75,711)
Impairment	—	(5,282)
Disposals	(140,544)	(156,080)
Transfers (to) from flight equipment held for sale	(139,452)	34,051
Transfer to inventory	(6,857)	(9,809)
Other (a)	(4,667)	(3,145)
Net book value at end of period	$3,030,170	$3,765,378
Accumulated depreciation/impairment at June 30, 2007 and 2008	(186,983)	(292,137)

(a)                                  Onerous contract accruals were settled at a discount of $4,667 in the six months ended June 30, 2007 and $3,145 in the six months ended June 30, 2008. These discounts were applied to reduce the net book value of the related aircraft.

At June 30, 2008 we owned 158 aircraft and 74 engines, which we leased under operating leases to 83 lessees in 37 countries.

6. Notes receivable

Notes receivable consist of the following:

	June 30, 2007	December 31, 2007	June 30, 2008
Secured notes receivable	$1,000	$6,320	$6,700
Notes receivable in defeasance structures	170,393	178,267	190,785
Notes receivable from lessee restructurings	1,814	233	2,000
	$173,207	$184,820	$199,485

7. Other assets

Other assets consist of the following:

	June 30, 2007	December 31, 2007	June 30, 2008
Debt issuance costs	$68,476	$69,728	$99,044
Other tangible fixed assets	12,939	13,124	16,259
Receivables from aircraft manufacturer	23,078	32,002	29,280
Prepaid expenses	5,724	5,923	5,696
Current tax receivable	—	3,906	—
Other receivables	31,305	20,140	25,539
	$141,522	$144,823	$175,818

9

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

8. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	June 30, 2007	December 31, 2007	June 30, 2008
Guarantee liability	$4,225	$3,926	$3,592
Accrued expenses	40,521	49,393	42,504
Accrued interest	12,486	14,432	8,811
Lease deficiency	13,682	8,201	14,154
Deposits under forward sale agreements	—	5,427	38,804
	$70,914	$81,379	$107,865

9. Debt

Debt consists of the following:

	June 30, 2007	December 31, 2007	June 30, 2008
ECA-guaranteed financings	$522,435	$563,835	$575,398
JOL financings	98,055	95,819	93,487
AerVenture pre-delivery payment facility	26,910	87,007	120,802
A330- pre-delivery payment facility	—	28,372	79,997
UBS revolving credit facility	41,237	61,117	303,330
AT revolving credit facility	77,528	111,238	129,438
GATX portfolio acquisition facility	142,636	128,443	127,076
TUI portfolio acquisition facility	—	—	425,730
Subordinated debt joint venture partner	—	—	62,800
Commercial bank debt	254,370	231,414	204,169
ALS securitization debt	1,644,540	1,407,623	1,267,201
Capital lease obligations under defeasance structures	169,943	177,876	190,574
	$2,997,654	$2,892,744	$3,580,002

10. Share-based compensation

Bermuda Equity Grants

There were no additional restricted shares or share options issued under the Bermuda Equity Plan during the six months ended June 30, 2008.  At June 30, 2008, the participants in the Bermuda Equity Plan collectively held Bermuda Equity Grants exchangeable into 7.2 million of our shares.  Of that amount, 0.4 million shares were in the form of share options still subject to vesting criteria and all 7.2 million were still subject to repurchase rights held by the Bermuda Parent.  Assuming that vesting criteria applicable to unvested stock options are met in the future, including performance criteria and assuming that the value of restricted shares held by an employee of Cerberus which are expensed on a mark-to-market basis does not change from June 30, 2008, we expect to recognize share-based compensation charges related to Bermuda Equity Grants of $4,408 for the remaining six months of 2008 and $1,791 during 2009.

AerCap Holdings NV Equity Grants

We issued 100,000 additional shares options at a per-option exercise price of $15.03 under the NV Equity Plan during the six months ended June 30, 2008.  In addition to the options issued during the six months ended June 30, 2008, at June 30, 2008, we had issued 2.45 million stock options under the plan, each with an exercise price of $24.63 per option. At June 30, 2008, all stock options were still unvested.  Assuming that vesting criteria applicable to unvested stock

10

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

options are met in the future, including performance criteria and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $2,999 during the remaining six months of 2008 and approximately $4,778, $4,927, $4,110 and $34 during the years 2009-2012, respectively.

11. Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Six months ended June 30, 2007		Six months ended June 30, 2008
Personnel expenses(a)	$26,438	(a)	$32,000	(a)
Travel expenses	3,376		4,407
Professional services	10,097		10,523
Office expenses	3,750		4,621
Directors expenses	626		1,704
Other expenses	9,940		10,031
	$54,227		$63,286

(a)                                  Includes share-based compensation of $4,774 and $3,421 in the six months ended June 30, 2007 and 2008, respectively

12. Earnings per common share

Basic and diluted earnings per share (EPS) is calculated by dividing net income by the weighted average of our common shares outstanding. We have no dilutive shares or share options. As disclosed in Note 10, there are 2.5 million share options outstanding under the NV Equity Plan. These options could become dilutive in the future. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Six months ended June 30, 2007	Six months ended June 30, 2008
Net income for the computation of basic and diluted earnings per share	$94,732	$119,472
Weighted average common shares outstanding	85,036,957	85,036,957
Basic and diluted earnings per common share	$1.11	$1.40

11

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands)

13.  Segment information

Reportable Segments

Prior to the acquisition of AeroTurbine, Inc. (“AT”) on April 26, 2006, we operated in one reportable segment—leasing, financing and management of commercial aircraft.  From the date of the acquisition of AT, we manage our business, analyze and report our results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft (“Aircraft”) and leasing, financing and sales of engines and parts (“Engine and Parts”).

The following sets forth significant information from our reportable segments:

	Six months ended June 30, 2007
	Aircraft	Engines and parts	Total
Revenues from external customers	$442,053	$114,035	$556,088
Segment profit	89,993	4,739	94,732
Segment assets	4,044,951	366,336	4,411,287
Depreciation	66,274	4,881	71,155

	Six months ended June 30, 2008
	Aircraft	Engines and parts	Total
Revenues from external customers	$535,374	$92,512	$627,886
Segment profit	114,336	5,136	119,472
Segment assets	4,773,603	444,123	5,217,726
Depreciation	71,411	6,591	78,002

14.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2007 annual report on form 20-F filed with the SEC on March 21, 2008.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Financial Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or US GAAP and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements”, within the meaning of the Private Securities Litigation Reform Act of 1995.  We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  competitive pressures within the industry,

•                  changes in interest rates and availability of capital to us and to our customers,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F, filed with the SEC on March 21, 2008.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

13

Aircraft Portfolio

As of June 30, 2008, we owned and managed 216 aircraft. We owned 158 aircraft and managed 58 aircraft in our aircraft business. As of June 30, 2008, we leased these aircraft to 77 commercial airlines and cargo operator customers in 40 countries. In addition, as of June 30, 2008, we had 62 new Airbus A320 narrowbody aircraft on order through our consolidated joint venture, AerVenture and 30 new Airbus A330 widebody aircraft on order. We also entered into a purchase contract for two aircraft and had executed letters of intent for the purchase and leaseback of four aircraft.  Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totals 314 aircraft as of June 30, 2008.

	Owned portfolio		Managed portfolio		Number of aircraft under
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order	purchase contract or letter of intent	Total owned, Managed and ordered aircraft
Airbus A300 Freighter	1	0.8%	—	—	—	1
Airbus A319	15	12.5%	—	14	—	29
Airbus A320	58	35.4%	13	48	1	120
Airbus A321	19	15.9%	1	—	—	20
Airbus A330	5	5.6%	—	30	—	35
Airbus A340	—	0.0%	1	—	—	1
Boeing 737NGs	18	16.5%	—	—	3	21
Boeing 737Classics	16	3.9%	30	—	2	48
Boeing 757	11	4.2%	3	—	—	14
Boeing 767	4	3.4%	2	—	—	6
Fokker 100	—	0.0%	1	—	—	1
MD-11 Freighter	1	0.9%	1	—	—	2
MD-83	4	0.4%	2	—	—	6
MD 82	6	0.5%	4	—	—	10
Total	158	100.0%	58	92	6	314

In the future we may acquire additional freighter aircraft or convert some of our older A320 family passenger aircraft to freighter aircraft.

Engine Portfolio

We maintain a diverse inventory of high-demand, modern and fuel-efficient engines. As of June 30, 2008, we owned 74 engines and had 2 new engines on order through AerVenture. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market.  As of June 30, 2008, 64 of our 76 engines were CFM56 series engines manufactured by CFM International. In August 2006, AerVenture entered into a contract with CFM International to acquire four new spare CFM 56-5B and two new spare CFM 56-7B engines. At June 30, 2008, there were two remaining CFM56-7B engines to be delivered in July and September 2008.

We have the ability to perform limited MRO services on CFM56 series engines, which comprise most of the engines in our engine portfolio.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2007 annual report on form 20-F filed with the SEC on March 21, 2008.

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Comparative Results of Operations

	Six months ended June 30, 2007	Six months ended June 30, 2008
	(US dollars in thousands)
Revenues
Lease revenue	$280,380	$288,202
Sales revenue	233,166	323,188
Management fee revenue	7,348	5,905
Interest revenue	15,450	10,042
Other revenue	19,744	549
Total Revenues	556,088	627,886
Expenses
Depreciation	71,155	78,002
Asset impairment	—	7,689
Cost of goods sold	176,582	250,866
Interest on debt	118,846	69,224
Operating lease in costs	10,860	6,955
Leasing expenses	13,735	17,792
Provision for doubtful notes and accounts receivable	122	1,247
Selling, general and administrative expenses	54,227	63,286
Total Expenses	445,527	495,061
Income from continuing operations before income taxes and minority interest	110,561	132,825
Provision for income taxes	(15,683)	(11,525)
Minority interest, net of taxes	(146)	(1,828)
Net Income	$94,732	$119,472
Basic and diluted earnings per share	$1.11	$1.40

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2008

Revenues.  The principal categories of our revenue and their variances were:

	Six months ended June 30, 2007	Six months ended June 30, 2008	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue:
Basic rents	$243.1	$253.1	$10.0	4.1%
Maintenance rents and end-of-lease compensation	37.3	35.1	(2.2)	(5.9)%
Sales revenue	233.2	323.3	90.1	38.6%
Management fee revenue	7.3	5.9	(1.4)	(19.2)%
Interest revenue	15.5	10.0	(5.5)	(35.5)%
Other revenue	19.7	0.5	(19.2)	(97.5)%
Total	$556.1	$627.9	$71.8	12.9%

•                  Basic rents increased by $10.0 million, or 4.1%, to $253.1 million in the six month period ended June 30, 2008 from $243.1 million in the six month period ended June 30, 2007. The increase in basic rents was attributable primarily to:

•                 the acquisition between January 1, 2007 and June 30, 2008 of 83 aircraft for leasing with an aggregate net book value of $1.7 billion at the date of acquisition, partially offset by the sale of 42 aircraft, during such period, with an aggregate net book value of $0.5 billion at the date of sale, which resulted in a weighted average net book value of our aircraft portfolio of $3.3 billion during the six month period ended June 30, 2008, compared to a weighted average net book value of our aircraft portfolio of $3.1 billion during the six month period ended June 30, 2007. The increase of $0.2 billion in weighted average net book value of our aircraft portfolio resulted in a $6.7 million increase in basic rents;

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•                 an increase of $8.8 million in basic rents resulting from the increase in our engine lease activities;

partially offset by

•                 a decrease in payments from leases with lease rates tied to floating interest rates in the six month period ended June 30, 2008 due to decreases in market interest rates, which resulted in a $5.7 million decrease in basic rents.

•                  Maintenance rents and end-of-lease compensation decreased by $2.2 million, or 5.9%, to $35.1 million in the six month period ended June 30, 2008 from $37.3 million in the six month period ended June 30, 2007. Maintenance rents and end-of-lease compensation do not occur evenly throughout periods. The number of lease expiries, the aircraft return conditions and the maintenance deposits in each lease determine the amount of maintenance rents and end-of-lease compensation recognized in a specific period. During the six month period ended June 30, 2008 we recognized $4.6 million less revenue from maintenance rents and end-of-lease compensations connected with lease terminations than we did during the six month period ended June 30, 2007.  This decrease was partially offset by an increase of $2.4 million in collections of maintenance rents on engine leases.

•                  Sales revenue increased by $90.1 million, or 38.6%, to $323.3 million in the six month period ended June 30, 2008 from $233.2 million in the six month period ended June 30, 2007. The increase in sales revenue is mainly a result of the mix of aircraft types sold. In the six month period ended June 30, 2008, we sold one A330 aircraft, two A321 aircraft, seven A320 aircraft, two Boeing 737 aircraft, one MD 83 aircraft, two MD82 aircraft, one DC8 aircraft and two Fokker 100 aircraft, whereas in the six month period ended June 30, 2007, we sold one A330 aircraft, one A321 aircraft, two Boeing 737 aircraft, one Boeing 767 aircraft and three Fokker 100 aircraft.

•                  Management fee revenue decreased by $1.4 million, or 19.2%, to $5.9 million in the six month period ended June 30, 2008 from $7.3 million in the six month period ended June 30, 2007. The decrease in management fee revenue was attributable primarily to the expiry of a management fee agreement which expired when we sold the last remaining aircraft under management on behalf of the aircraft owner.

•                  Interest revenue decreased by $5.5 million, or 35.5%, to $10.0 million in the six month period ended June 30, 2008 from $15.5 million in the six month period ended June 30, 2007. The decrease was mainly caused by (i) the loss of interest income from a subordinated investment in an aircraft securitization (AerCo) which ceased paying interest on such subordinated investment in the first quarter 2007, (ii) the elimination of a fair value adjustment which was amortizing to interest income when we extinguished the underlying guarantee liability at a discount to its carrying value, and (iii) a decrease in deposit rates of interest.

•                  Other revenue decreased by $19.2 million, or 97.5%, to $0.5 million in the six month period ended June 30, 2008 from $19.7 million in the six month period ended June 30, 2007. In the six month period ended June 30, 2007, we recognized a gain of $10.7 million when we extinguished a guarantee liability in relation to the purchase of a portfolio of nine aircraft and three engines (see interest revenue) and a gain of $9.1 million upon the sale of the rights associated with a claim from a lessee.

Depreciation.  Depreciation increased by $6.8 million, or 9.6%, to $78.0 million in the six month period ended June 30, 2008 from $71.2 million in the six month period ended June 30, 2007 due primarily to the acquisition of 83 new aircraft between January 1, 2007 and June 30, 2008 with a net book value at the time of the acquisition of $1.7 billion. The increase was partially offset by the sale of 42 aircraft with a net book value at the time of sale of $0.5 billion.

Asset impairment.  Asset impairment was $7.7 million in the six month period ended June 30, 2008. Asset impairment was caused primarily by the decrease in fair values of older, fuel-inefficient aircraft and engines. In the six month period ended June 30, 2008 we impaired four MD82 aircraft and six engines which were off-lease.

Cost of Goods Sold.  Cost of goods sold increased by $74.3 million, or 42.1%, to $250.9 million in the six month period ended June 30, 2007 from $176.6 million in the six month period ended June 30, 2007. The increase in cost of goods sold is mainly a result of the mix of aircraft types sold described above.

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Interest on Debt.  Our interest on debt decreased by $49.6 million, or 41.8%, to $69.2 million in the six month period ended June 30, 2008 from $118.8 million in the six month period ended June 30, 2007. The majority of the decrease in interest on debt was principally caused by:

•                  a $ 27.6 million non-recurring expense which occurred in the six month period ended June 30, 2007. The non-recurring expense related to the write-off of unamortized debt issuance costs at the time of the ALS refinancing;

•                  a decrease in our average costs of debt by 2.1%, to 4.7% in the six month period ended June 30, 2008 from 6.8% in the six month period ended June 30, 2007. The decrease in our average cost of debt results from the use of caps as part of our hedging strategy in combination with a decrease in interest rates. This resulted in a $28.7 million decrease in our interest on debt;

•                  a $1.4 million increase in the non-cash recognition of mark-to-market gains on derivatives to a $5.4 million gain in the six month period ended June 30, 2008 from a $4.0 million gain in the six month period ended June 30, 2007;

partially offset by

•                  an increase in the average outstanding debt to $3.1 billion in the six month period ended June 30, 2008 from $2.7 billion in the six month period ended June 30, 2007, resulting in a $8.1 million increase in our interest on debt.

Other Operating Expenses.  Our other operating expenses decreased by $1.3 million, or 5.3%, to $26.0 million in the six month period ended June 30, 2008 from $24.7 million in the six month period ended June 30, 2007. The principal categories of our other operating expenses and their variances were as follows:

	Six months ended June 30, 2007	Six months ended June 30, 2008	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Operating lease in costs	$10.9	$7.0	$(3.9)	(35.8)%
Leasing expenses	13.7	17.8	4.1	29.9%
Provision for doubtful notes and accounts receivable	0.1	1.2	1.1	1200%
Total	$24.7	$26.0	$1.3	5.3%

Our operating lease in costs decreased primarily due to the purchase of four aircraft in the six month period ended June 30, 2008 and four aircraft in the six month period ended June 30, 2007 which were previously subject to head leases and the termination of those leases.

Our leasing expenses increased by $4.1 million, or 29.9%, to $17.8 million in the six month period ended June 30, 2008 from $13.7 million in the six month period ended June 30, 2007. The increase is primarily due to more transitions of aircraft from expiring leases to new leases in the six month period ended June 30, 2008 compared to the six month period ended June 30, 2007.

Our provision for doubtful notes and accounts receivable did not materially change in the six month period ended June 30, 2008 compared to the six month period ended June 30, 2007. We did not have defaults that affected the provision for doubtful notes and accounts receivable in the six month periods ended June 30, 2008 and 2007.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased by $9.1 million, or 16.8%, to $63.3 million in the six month period ended June 30, 2008 from $54.2 million in the six month period ended June 30, 2007, due primarily to (i) the increase in the Euro/US Dollar exchange rate, which resulted in a $4.0 million increase and (ii) an increase in salaries and benefit expenses associated with the growth in the number of our employees.

Net Income From Continuing Operations Before Income Taxes and Minority Interests.  For the reasons explained above, our income from continuing operations before income taxes and minority interests increased by $22.3 million, or 20.1%, to $132.8 million in the six month period ended June 30, 2008 from $110.6 million in the six month period ended June 30, 2007.

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Provision for Income Taxes.  Our provision for income taxes decreased by $4.2 million or 26.8% to $11.5 million in the six month period ended June 30, 2008 from $15.7 million in the six month period ended June 30, 2007. Our effective tax rate for the six month period ended June 30, 2007 was 14.2% and was 8.7% for the six month period ended June 30, 2008. Our effective tax rate in any period is impacted by the mix of operations among our different tax jurisdictions. In the fourth quarter of the year ended December 31, 2007, we completed a corporate tax restructuring that resulted in more deductible expenses in one of our higher tax rate jurisdictions, which positively impacted the mix of our profits for income tax purposes in the six months ended June 30, 2008.

Net Income.  For the reasons explained above, our net income increased by $24.8 million, or 26.2%, to $119.5 million in the six month period ended June 30, 2008 from $94.7 million in the six month period ended June 30, 2007.

Liquidity and Access to Capital

Liquidity and Capital Resources

Our cash balance at June 30, 2008 was $359.7 million including restricted cash of $183.8 million and our operating cash flow was $155.3 million for the first six months of 2008. Our unused lines of credit at June 30, 2008 were approximately $3.0 billion. We have significant access to capital to fund committed growth through our cash and available lines of credit. Our debt balance at June 30, 2008 was $3.6 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the six month period ended June 30, 2008 was 4.7%. Our debt to equity ratio was 3.3 to 1 as of June 30, 2008.

We satisfy our liquidity requirements through several sources, including:

•                  lines of credit and other secured borrowings;

•                  aircraft and engine lease revenues;

•                  sales of aircraft, engines and parts;

•                  supplemental maintenance rent and security deposits provided by our lessees; and

•                  management fee revenue.

Cash Flows

	Six months ended June 30, 2007	Six months ended June 30, 2008
	(US dollars in millions)
Net cash flow provided by operating activities	$95.5	$155.3
Net cash flow used in investing activities	(355.8)	(871.6)
Net cash flow provided by financing activities	379.5	651.6

Six months ended June 30, 2008 compared to six months ended June 30, 2007.

Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities increased by $59.8 million, or 62.6% to $155.3 million for the six months ended June 30, 2008 from $95.5 million for the six months ended June 30, 2007.  The primary reasons for the increase are due to: (i) the receipt of $38.8 million of deposits under forward sale agreements in the first half year of 2008 which did not occur in the first half year of 2007 and (ii) a decrease in our inventories of $16.3 million in the six month period ended June 30, 2008 compared to an increase in inventories of $11.9 million in the six month period ended June 30, 2007, partially offset by an increase of our trade receivables of $21.0 million in the six month period ended June 30, 2008 compared to an increase of our trade receivable of $10.3 million in the six month period ended June 30, 2007.

Cash Flows Used in Investing Activities. Our cash flows used in investing activities increased by $515.8 million, or 145.0%, to $871.6 million in the six months ended June 30, 2008 from $355.8 million in the six months ended June 30, 2007, primarily due to (i) an increase of $430.4 million in the net cash used in aircraft purchase and sale activity (including purchases of intangible lease premiums) in the six month period ended June 30, 2008 as compared to the six month period ended June 30, 2007; and (ii) an increase of $62.5 million in the amount of pre-delivery payments made in the six month

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period ended June 30, 2008 as compared to the six month period ended June 30, 2007. Aircraft purchased among others included the acquisition of the TUI portfolio.

Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities increased by $272.1 million, or 71.7%, to $651.6 million in the six months ended June 30, 2008 from $379.5 million in the six months ended June 30, 2007. This increase is attributable to an increase of $267.0 million in new financing proceeds, net of repayments in the six month period ended June 30, 2008 as compared to the six month period ended June 30, 2007 due primarily to funding of the acquisition of the TUI portfolio.

Indebtedness

As of June 30, 2008, our outstanding indebtedness totaled $3.6 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at June 30, 2008:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Final stated Maturity
	(US dollars in thousands)
Export credit facilities—financings	18 aircraft	$1,044,693	$575,697	$469,296	2019
Japanese operating lease financings	3 aircraft	93,487	93,487	—	2015
AerVenture A320 pre-delivery payment facility	—	417,901	120,802	297,099	2010
Airbus A330 pre-delivery payment facility	—	251,037	79,997	171,040	2010
UBS revolving credit facility	10 aircraft	1,000,000	303,330	696,670	2014
AeroTurbine revolving credit facility	66 engines & 6 aircraft	328,000	129,438	198,562	2012
Aircraft Lease Securitisation II Limited debt	—	1,000,000	—	1,000,000	2038
TUI portfolio acquisition facility	19 aircraft	448,613	425,730	22,883	2015
TUI portfolio subordinated debt*	—	62,800	62,800	—	2015
Engine acquisition facility	—	100,000	—	100,000	2013
Calyon aircraft acquisition facility	27 aircraft	248,995	127,076	121,918	2014
Commercial bank debt	13 aircraft & 3 engines	204,170	204,170	—	2019
Aircraft Lease Securitisation Limited debt	64 aircraft	1,267,201	1,267,201	—	2032
Capital lease obligations under defeasance structures	4 aircraft	190,574	190,574	—	2010
Total		$6,657,471	$3,580,002	$3,077,468

* Subordinated debt issued to our joint venture partner relating to the TUI portfolio acquisition

Contractual Obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease in/lease out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

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The following table sets forth our contractual obligations and their maturity dates as of June 30, 2008:

	2008 (6 months)	2009	2010	2011	Thereafter
	(US dollars in thousands)
Debt (1)	$339,193	$478,006	$730,658	$409,796	$2,056,040
Purchase obligations	521,320	1,676,104	1,735,064	357,879	348,307
Operating leases (2)	5,920	26,028	25,725	24,890	18,840
Derivative obligations	638	(4,475)	(12,369)	(15,395)	(24,929)
Total	$867,071	$2,175,663	$2,479,078	$777,170	$2,398,258

(1)	Includes estimated interest payments based on one-month LIBOR as of June 30, 2007, which was 2.50%.
(2)

Represents contractual operating lease rentals on aircraft under lease in/lease out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of June 30, 2008.

	2008 (6 months)	2009	2010	2011	Thereafter
	(US dollars in thousands)
Capital expenditures	$284,296	$1,194,498	$1,577,305	$258,737	$299,769
Pre-delivery payments	237,024	481,606	157,759	99,142	48,538
Total	$521,320	$1,676,104	$1,735,064	$357,879	$348,307

As of June 30, 2008, we expect to make capital expenditures related to the 30 A330, 48 A320 aircraft and 14 A319 aircraft on order between 2008 and 2011. As we implement our growth strategy and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

As of December 31, 2007, we were obligated to make sublease payments under six aircraft operating leases of aircraft with lease expiration dates between 2009 and 2013. We lease these six aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under these leases on our balance sheet. Due to the fact that sublease receipts related to these six aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities. In February 2008, we purchased two of the six aircraft that had been subject to operating leases and terminated the operating leases.

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment.

We have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments are immaterial to our financial position. We do not consolidate such companies on our balance sheet because the investments do not meet the requirements for consolidation.

As discussed above, we have entered into two joint ventures, Annabel and AerDragon, that do not qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

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INDEBTEDNESS

A detailed summary of the principal terms of our indebtedness can be found in our 2007 annual report on form 20-F filed with the SEC on March 21, 2008.  Following is a summary of changes to our indebtedness since the filing of our 20-F:

TUI Portfolio Acquisition Facility

General. In June 2008, AerCap Partners I Holding Limited, or AerCap Partners, a 50% joint venture established between us and Deucalion Aviation Funds, entered into a sale and leaseback transaction pursuant to which it agreed to purchase 11 Boeing B737-800, six Boeing B757-200 and two Boeing B767-300 aircraft from the TUI Travel Group, or TUI, and lease the aircraft back to TUI.

To finance the purchase of the 19 aircraft, a subsidiary of AerCap Partners entered into a senior facility in an amount of up to $448.6 million with Calyon, KfW IPEX-Bank GmbH, Deutsche Bank AG London Branch and HSH Nordbank AG which was arranged by Calyon and KfW IPEX-Bank GmbH. The senior facility is divided into two tranches, the first being used to finance the purchase of the 11 Boeing B737-800 aircraft and the second to finance the purchase of the other eight aircraft. AerCap Partners must repay the lenders for the amounts drawn on the senior facility in monthly instalments starting on July 1, 2008 and the first day of each month thereafter (each a repayment date). The principal amount outstanding under the loan in relation to the first tranche must be repaid in full on April 1, 2015 and the principal amount outstanding under the loan in relation to the second tranche on April 1, 2012.  The aggregate principal amount of the loans outstanding under the senior facility as of June 30, 2008 was as follows:

	Amount outstanding at June 30, 2008	Interest rate
	(US dollars in thousands)
Senior facility	425,730	One month LIBOR plus 1.575%

Following drawdown of the amounts in relation to the 19 aircraft, the remaining commitment under the facility was cancelled subsequent to June 30, 2008.

Interest Rate. Borrowings under the first tranche of the senior facility bear interest at a floating interest rate of one month LIBOR plus a margin of 1.575% until April 1, 2013 and a margin of 1.75% thereafter.  Borrowings under the second tranche of the senior facility bear interest at a floating interest rate of one month LIBOR plus a margin of 1.575% until April 1, 2010 and 2.00% thereafter. Interest under the senior facility is payable monthly in arrears on each repayment date.

Prepayment. Borrowings under the AerCap Partners facilities may be prepaid (subject to minimum amounts of $2.0 million and integral multiples of $1.0 million and to AerCap Partners giving the agent at least 5 business days’ notice) without penalty, except for break funding costs if payment is made on a day other than a repayment date.  However, a prepayment fee of 1% of the amount prepaid is payable to the lenders if such prepayment exceeds $15.0 million in aggregate in each of the first and second years following the signing date.

Maturity Date. The maturity date of the senior facility will be, in respect of the first tranche, April 1, 2015, and, in respect of the second tranche, April 1, 2012.

Collateral. Borrowings under the senior facility are secured by, among other things, charges over the shares in AerCap Partners, AerCap Partners I Holding Limited and Lantana Aircraft Leasing Limited, charges over various bank accounts, mortgages over the financed aircraft and security assignments of, inter alia, the lease agreements and letters of credit provided to AerCap Partners by Royal Bank of Scotland plc.

Certain Covenants. The senior facility contains customary covenants for secured financings through special purpose companies.  AerCap Partners also covenants in the senior facility (a) to provide loan-to-value ratio appraisals to the agent on agreed dates and (b) that the ratio of tranche 1 aircraft to all financed aircraft must be at least 43%.

TUI Portfolio Subordinated Debt

General.  On June 20, 2008, AerCap and our joint venture partner in the TUI portfolio acquisition each subscribed $62.8 million of 20% fixed rate subordinated loan notes, or subordinated loan notes, issued by AerCap Partners.  The subordinated debt held by AerCap is eliminated in consolidation of the joint venture.  The subordinated loan notes are fully subordinated in all respects including in priority of payment to, amongst other debts of AerCap Partners, the senior

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facility.  As is the case in respect of the senior facility, the obligation of AerCap Partners to make payments in respect of the subordinated loan notes is limited in recourse to certain amounts actually received by AerCap Partners.

Interest Rate.  Interest accrues on the subordinated loan notes at a rate of 20% per annum.  Subject to certain exceptions, interest is payable quarterly in arrears on the tenth business day after March 31, June 30, September 30 and December 31.  Where (i) the amount which, pursuant to the terms of the senior facility, is available to AerCap Partners to make payments in respect of, amongst other things, the subordinated loan notes is insufficient to meet the interest payments or (ii) the terms of the senior facility prohibit the payment in full of interest on the relevant payment date, then AerCap Partners must pay the maximum amount of interest that can properly be paid to the noteholder on the relevant interest payment date and the unpaid interest carries interest at a rate of 20% per annum until paid.

Maturity Date.  Outstanding subordinated loan notes must be redeemed by the later of December 31, 2015 and the date falling six months after the later of the senior facility tranche 1 maturity date and the senior facility tranche 2 maturity date.

Voluntary Redemption.  Subject to certain conditions, including (while the senior facility security remains outstanding) the consent of the collateral trustee, AerCap Partners may at any time redeem all or any of the outstanding subordinated loan notes.

Collateral.  The collateral granted in respect of the senior facility also secures the debt constituted by the subordinated loan notes.  However, the rights of the holders of subordinated loan notes in respect of this security are subordinated to the rights of the senior facility lenders, amongst others.

Aircraft Lease Securitisation II Limited

General.  On June 26, 2008, we completed a securitization in which Aircraft Lease Securitisation II Limited issued securitized class A-1 notes and class A-2 notes, rated A+ by Standard & Poor’s and A1 by Moody’s.  The class A-1 notes each had an outstanding principal balance of zero, and were issued to commitment holders.  The commitment holders have committed to advance funds, subject to certain conditions, up to an aggregate amount of $1 billion in connection with the purchase of aircraft by Aircraft Lease Securitisation II Limited.  The principal balance of the class A-1 notes will increase in an amount equal to the amount advanced by each commitment holder.  Funded class A-1 notes may be exchanged for class A-2 notes subject to certain conditions.  The aggregate principal balance of the class A-1 notes together with the class A-2 notes will not exceed $1 billion.  The class A-1 notes are ranked pari passu with the class A-2 notes.

The advances made by the commitment holders will be applied to purchase 30 aircraft from AerVenture Leasing 1 Limited, a subsidiary of AerVenture Limited (our consolidated joint venture), with the first aircraft delivery to Aircraft Lease Securitisation II Limited expected to occur in April 2009.  The 30 aircraft are among the 70 aircraft being delivered by Airbus to AerVenture Limited between 2007 and 2011.  The primary source of payments on the notes will be lease payments on the aircraft owned by subsidiaries of Aircraft Lease Securitisation II Limited.

Aircraft Lease Securitisation II Limited also issued class E-1 notes (the most junior class of notes) to AerVenture Leasing 1 Limited on June 26, 2008, the proceeds of which will be applied to pay expenses of Aircraft Lease Securitisation II Limited during the period between June 26, 2008 and the first delivery of aircraft.  Additional class E-1 notes will be issued to AerVenture Leasing 1 Limited in connection with the sale of aircraft to Aircraft Lease Securitisation II Limited, and will be issued to AerVenture Leasing 1 Limited, AerVenture Limited and AerCap Holdings N.V. in certain other circumstances.  We expect AerVenture Limited and AerVenture Leasing 1 Limited to retain this junior class of notes, and we expect to consolidate Aircraft Lease Securitisation II Limited’s financial results in our financial statements.

Liquidity.  Calyon provided a liquidity facility in the amount $55 million, which may be drawn upon after the initial delivery of aircraft to Aircraft Lease Securitisation II Limited to pay expenses of Aircraft Lease Securitisation II Limited and its subsidiaries, commitment fees owed to the commitment holders, senior hedge payments and interest on the class A-1 notes and class A-2 notes.

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Interest Rate.  Set forth below is the interest rate for the subclasses of notes not held by us.  LIBOR is the London interbank offered rate for one-month U.S. dollar deposits or, under certain circumstances, an interpolated LIBOR rate.

	Amount outstanding at June 30, 2008	Interest rate
(US dollars in thousands)
Class A-1 Notes	—	One month LIBOR plus 1.85%
Class A-2 Notes	—	One month LIBOR plus 1.85%

Maturity Date.  The final maturity date of the notes will be June 26, 2032.

Collateral.  The notes are secured by security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of Aircraft Lease Securitisation II Limited, as well as by Aircraft Lease Securitisation II Limited’s subsidiaries’ interests in leases of the aircraft they own, by cash held by or for them and by their rights under agreements with the service providers.  Rentals and reserves paid under leases of the Aircraft Lease Securitisation II Limited aircraft will be placed in a collection account and paid out according to a priority of payments.

AerCap Engine Leasing Limited Credit Agreement

General.   On June 25, 2008, AerCap Engine Leasing Limited, a wholly owned subsidiary, entered into a credit agreement with Citibank, N.A. and certain other financial institutions to finance the acquisition of aircraft engines.  Pursuant to this agreement, the total initial commitment of the credit agreement was $100.0 million, which may be increased up to $200.0 million within 65 days after closing, subject to certain conditions.  As of June 30, 2008, AerCap Engine Leasing Limited had not drawn under the credit agreement.

Interest Rate.   Under the Citibank credit agreement, AerCap Engines can borrow loans based on LIBOR up to the total commitment.  Set forth below are the interest rates for the Citibank credit agreement.

	Amount outstanding at June 30, 2008	Interest rate
(US dollars in thousands)
Credit Agreement Engine Facility	—	One month LIBOR plus 1.725%

Prepayment.   Loans under the Citibank credit agreement may be prepaid without prepayment premium or penalty.  Mandatory prepayments of the Citibank credit agreement are required:

• if the aggregate principal amount borrowed under the credit agreement exceeds the borrowing base; and

• upon the sale or other disposition of an aircraft engine or upon receipt of net cash proceeds from an event of loss with respect to an aircraft engine.

Payment Terms.   Payments of interest under the credit agreement are due on July 25, 2008, August 25, 2008, and on the 25th day of each March, June, September and December thereafter.  Payments of principal are due on the maturity date, and during the Extension Term (as defined below), if any, principal payments are also due on the 25th day of each March, June, September and December in an amount equal to 0.75% of the then aggregate outstanding principal amount of the loans.

Maturity Date.   The maturity date of the Citibank credit agreement is June 25, 2010.  AerCap Engine Leasing Limited may elect to extend the maturity date by an additional three years (the “Extension Term”), subject to certain conditions, including but not limited to AerCap Engine Leasing Limited posting cash collateral in an amount equal to 2.5% of the then aggregate outstanding principal amount of the loans.

Collateral.   Borrowings under the Citibank credit agreement are secured by security interests in and pledges or assignments of all the shares and other ownership interests in AerCap Engine Leasing Limited and its subsidiaries, as well as by all assets of AerCap Engine Leasing Limited and its subsidiaries.

23

Certain Covenants.   The Citibank credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AerCap Engine Leasing Limited to:

• engage in activities other than those related to the acquisition, management, lease and sale of aircraft engines and activities incidental thereto

• incur additional indebtedness;

• create liens on assets;

• declare or pay any dividends or other similar distributions;

• engage in mergers or consolidations;

• engage in certain sale-leaseback transactions;

• make certain investments or capital expenditures; and

•  permit its portfolio of aircraft engines to exceed certain “concentration limits” based on lessees, geographic regions and engine types.

A320 Pre-delivery Payment Facility

General.   In January 2006, AerVenture Limited signed a purchase agreement for the purchase of up to 70 aircraft from Airbus. As of June 30, 2008, eight of the aircraft had been delivered and the remaining are scheduled to be delivered between third quarter 2008 and second quarter 2011.  Under the purchase agreement, AerVenture agreed to make scheduled pre-delivery payments to Airbus prior to the physical delivery of each aircraft. The pre-delivery payments in relation to the first 30 aircraft are financed in a pre-delivery payment facility entered into November, 2006 and amended in July, 2007, which had an amount outstanding of $104.7 million as of June 30, 2008.

 In connection with the scheduled delivery of the remaining 37 of the aircraft, AerVenture Limited entered into a facility in April 2008 with HSH Nordbank AG to finance a portion of the pre-delivery payments to Airbus in an amount up to $269.2 million.  Prior to drawing on the AerVenture facility, AerVenture Limited will pay, on average, 15% of each pre-delivery payment amount owed for each aircraft. AerVenture Limited must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date.  The aggregate principal amount of the loans outstanding under the facility was $16.1 million as of June 30, 2008.

Interest Rate. Borrowings under the AerVenture facility will bear interest at a floating interest rate of one-month LIBOR plus a margin of 1.20% payable monthly in arrears after the initial drawing on the facility.

	Amount outstanding at June 30, 2008	Interest rate
	(US dollars in thousands)
HSH Nordbank AG facility	16,099	One month LIBOR plus 1.20%

Prepayment. Borrowings under the AerVenture facility may be prepaid (subject to minimum amounts of $1.0 million and to AerVenture giving the agent at least 10 Business Days’ notice) without penalty, except for break funding costs if payment is made on a day other than an interest payment date.

Maturity Date. The maturity date of the AerVenture facility will be the earlier of (a) the delivery date for the final aircraft to be delivered and (b) December 31, 2012.

Collateral. Borrowings under the AerVenture facility are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the 37 aircraft covered by the facility, including the right to take delivery of the aircraft where the lenders have provided the pre-delivery payments and the aircraft remains undelivered.

Certain Covenants. The AerVenture facility contains customary covenants for secured financings.  AerVenture also covenants in the AerVenture facility (a) not to elect to change the aircraft model, the thrust rating of any engine or the delivery date for any aircraft, (b) to notify the agent of if the total cost of Specification Change Notices, or “SCNs” for any aircraft will exceed the SCN budget for such aircraft and (c) pay all buyer furnished equipment, or BFEs prior to the delivery date.

24

A330 Pre-delivery Payment Facility

General. In December 2006, we signed a purchase agreement to purchase up to 20 Airbus A330 aircraft. In May 2007, the purchase agreement was amended to add ten additional aircraft. The aircraft are scheduled to be delivered between the fourth quarter of 2008 and the fourth quarter of 2012.

Under the purchase agreement, we agreed to make scheduled pre-delivery payments to Airbus prior to the physical delivery of each aircraft.  In connection with the scheduled delivery of the first eight aircraft before the end of 2009, AerCap entered into a facility in October 2007 with a syndicate of banks, which was arranged by Citigroup Global Markets Limited to finance a portion of the pre-delivery payments to Airbus in an amount up to $182.6 million.

In connection with the scheduled delivery of another three aircraft in 2009 and 2010, we entered into an additional facility in April 2008 with a syndicate of banks, also arranged by Citigroup Global Markets Limited to finance a portion of the pre-delivery payments to Airbus in an amount up to $68.4 million.

Prior to drawing on the facilities, we will pay, on average, 10% of the pre-delivery payment amount owed for each aircraft.  We must repay the lenders for the amounts drawn for the pre-delivery payment for each aircraft at the delivery date of that aircraft or, if the aircraft is not delivered on the scheduled delivery date, within three months of the scheduled delivery date.

Interest Rate. Borrowings under the first facility will bear interest at a floating interest rate of one-month LIBOR plus a margin of 0.75%.  Borrowings under the second facility will bear interest at a floating interest rate of one-month LIBOR plus a margin of 1.00%. Interest under the facilities is payable monthly in arrears after the initial drawing on the respective facility.

	Amount outstanding at June 30, 2008	Interest rate
	(US dollars in thousands)
First A330 pre-delivery payment facility	79,997	One month LIBOR plus 0.75%
Second A330 pre-delivery payment facility	—	One month LIBOR plus 1.00%
Total	79,997

Prepayment. Borrowings under the AerCap Facilities may be prepaid (subject to minimum amounts of $5.0 million or integral multiples thereof and subject to AerCap giving the agent at least 10 Business Days’ notice) without penalty, except for break funding costs if payment is made on a day other than an interest payment date.

Maturity Date. The maturity date of the facilities will be the earlier of (a) the delivery date for the final aircraft to be delivered and (b), in respect of the first facility, January 31, 2010, or, in respect of the second facility, July 31, 2010.

Collateral. Borrowings under the facilities are secured by, among other things, the partial assignment of the airframe and engine purchase agreements in respect of the 11 aircraft covered by the facilities, including the right to take delivery of the aircraft where the lenders have provided the pre-delivery payments and the aircraft remains undelivered.

Guarantee. AerCap Holdings N.V. guarantees the performance by AerCap Ireland of its obligations under the facilities and related documentation.

Certain Covenants. The facilities contain customary covenants for secured financings.  We also covenant in the facilities (a) not to elect to change the configuration of any aircraft from a multi-passenger layout; and (b) to prepay to the relevant manufacturer or supplier any SCN or BFE costs incurred in excess of the agreed budgets set out in the facilities.

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Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange contracts.

The following discussion should be read in conjunction with our audited consolidated financial statements as filed with the SEC on March 21, 2008, which provide further information on our derivative instruments contained in this annual report.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate US dollar denominated debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations are not matched with our assets. This exposure is primarily managed through the use of interest rate caps using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates. Our policy is to seek to ensure that the net worth of our business will not be exposed to more than a $15 million movement from a 1% parallel shift in US dollar interest rates across the yield curve.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our remaining interest rate swap, we pay fixed amounts and receive floating amounts on a monthly basis. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of June 30, 2008 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors. The table presents the average notional amounts and weighted average strike rates relating to the interest rate caps for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

	2008	2009	2010	2011	2012	2013	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average notional amounts	$2,648	$2,554	$1,867	$1,455	$1,088	$801	$1,467	$59.7
Weighted average strike rate	4.50%	4.46%	4.17%	4.14%	4.89%	5.18%	5.38%

	2008	2009	2010	2011	2012	2013	Thereafter	Fair value
	(US Dollars in millions)
Interest rate swaps
Notional amounts	$60	$—	$—	$—	$—	$—	$—	$(0.5)
Weighted average pay rate	5.38%	—	—	—	—	—	—	—

	2008	2009	2010	2011	2012	2013	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$216	$192	$166	$141	$107	$70	$71	$(2.6)
Weighted average strike rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	—

As of June 30, 2008, the interest rate caps and swap had notional amounts of $2.3 billion and a fair value of $56.5 million. The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR. The swap above is with our AeroTurbine operation.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that all of our interest

26

rate derivatives, except Aircraft Lease Securitisation’s derivatives, require two-way cash collateralization. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the US dollar. As of June 30, 2008, all of our aircraft leases and all of our engine leases were payable in US dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the six month period ended June 30, 2008, our aggregate expenses denominated in currencies other than the US dollar, such as payroll and office costs and professional advisory costs, were $30.2 million in US dollar equivalents and represented 47.8 % of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

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PART II  OTHER INFORMATION

Legal Proceedings

There have been no material changes to legal proceedings described in our Annual Report on Form 20-F, filed with the SEC on March 21, 2008.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our Annual Report on Form 20-F, filed with the SEC on March 21, 2008.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

We held our annual general meeting of shareholders on May 9, 2008 at our offices in Amsterdam, the Netherlands.  At that meeting, the following items were put to shareholder vote and approved:

•                               Adoption of the Dutch GAAP annual accounts for 2007.

•                               Discharge of the Directors in respect of their management during the financial year 2007.

•                               Re-appointment of Mr. Pieter Korteweg and Mr. Ronald Bolger as Directors for an additional term of four years.

•                               Designation of Mr. Keith A. Helming as the person referred to in Article 16, paragraph 8 of the Articles of Association of the Company.

•                               Appointment of PricewaterhouseCoopers Accountants N.V. as the registered accountants of the Company.

•                               Authorisation of Board of Directors to issue shares, to grant rights to subscribe for shares and limit or exclude pre-emptive rights.

•                               Authorisation Board of Directors to repurchase shares.

•                               Amendment to articles of association of the Company and designation of each of the Company’s Directors and each lawyer working at NautaDutilh N.V. to implement the amendment to the articles of association.

Item 5.  Other Information

None.

Item 6.  Exhibits

We have filed the following documents as exhibits to this interim financial report:

Exhibit Number	Description of Exhibit

2.21

Trust Indenture, dated as of June 26, 2008, among Aircraft Lease Securitisation II Limited, Deutsche Bank Trust Company Americas, as the Cash Manager, Operating Bank and Trustee, Calyon, as the Initial Primary Liquidity Facility Provider, and Calyon as the Class A-1 Funding Agent

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Exhibit 2.21

EXECUTION VERSION

TRUST INDENTURE

dated as of June 26, 2008

among

AIRCRAFT LEASE SECURITISATION II LIMITED,
as the Issuer

DEUTSCHE BANK TRUST COMPANY AMERICAS,
as the Cash Manager, Operating Bank and Trustee

CALYON,
as the Initial Primary Liquidity Facility Provider

and

CALYON,

as the Class A-1 Funding Agent

i

(continued)

(continued)

(continued)

Schedules

Schedule 1	-	Expected Initial Aircraft
Schedule 2	-	Initial Closing Date Appraised Value
Schedule 3	-	Pool Factors
Schedule 4	-	Lease Rate Factors
Schedule 5	-	Current War Risk Coverage Amount

Exhibits

Exhibit A-1	-	Form of Class A-1 Note
Exhibit A-2	-	Form of Class A-2 Note
Exhibit B	-	Form of Class E Notes
Exhibit C	-	Concentration Limits
Exhibit D	-	Insurance Provisions
Exhibit E	-	Form of Monthly Report to Each Noteholder
Exhibit F	-	Form of Certificate of Transfer or Exchange
Exhibit G	-	Core Lease Provisions
Exhibit H	-	Hedging Policy
Exhibit I	-	Form of Accredited Investor Letter
Exhibit J	-	Form of Notice to Listing Agent

v

This TRUST INDENTURE, dated as of June 26, 2008 (this “Indenture”), is made among AIRCRAFT LEASE SECURITISATION II LIMITED, a special purpose company incorporated under the laws of Bermuda (the “Issuer”), DEUTSCHE BANK TRUST COMPANY AMERICAS, in its capacities as the Trustee, Cash Manager and Operating Bank, CALYON, a société anonyme organized under the laws of France, in its capacities as the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent. Capitalized terms used herein shall have the respective meanings set forth or referred to in Article I hereto.

The parties to this Indenture hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01           Definitions.  For purposes of this Indenture, the following terms have the meanings indicated below:

“Acceleration” means, with respect to the principal, interest and other amounts payable in respect of the Notes, such amounts becoming immediately due and payable by declaration or otherwise.  “Accelerate,” “Accelerated” and “Accelerating” have meanings correlative to the foregoing.

“Acceleration Default” means any Event of Default of the type described in Section 4.01(f) or 4.01(g).

“Account” means any or, in its plural form, all of the accounts established pursuant to Section 3.01(a) and any ledger accounts and ledger subaccounts maintained therein in accordance with this Indenture.

“Acquisition Agreements” means the Purchase Agreement and any other agreements pursuant to which Additional Aircraft (or related Aircraft Interests) are acquired.

“Acquisition Date” means, with respect to any Aircraft Interest (and the Aircraft subject to that Aircraft Interest), the “Closing Date” as defined in the Purchase Agreement or “Closing Date” or any comparable term in any other Acquisition Agreement.

“Act” has, with respect to any Holder, the meaning given to such term in Section 1.04(a).

“Additional Aircraft” means any aircraft and any related engine acquired by any Issuer Group Member from the Seller or an Affiliate of the Seller or (with prior written notification to Moody’s with respect thereto) from any other Person after the Initial Closing Date (other than any Initial Aircraft (including any Substitute Aircraft)) in accordance with the provisions hereof including after obtaining the consent of the Class A-1 Trustee (acting at the written direction of all of the Holders of the Class A-1 Notes), Initial Primary Liquidity Facility Provider (unless the Initial Primary Liquidity Facility Non-Consent Event shall have occurred) and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), excluding any such aircraft after it has been sold or disposed of by way of a completed Aircraft Sale.

“Additional Aircraft Notes” means any Notes of any subclass of Notes (including additional subclasses) issued pursuant to this Indenture, the proceeds of which are used, in substantial part, to acquire Additional Aircraft (or related Aircraft Interests).

“Additional Class E Notes” means any Class E Notes issued by the Issuer under this Indenture from time to time after the Initial Closing Date (other than any Class E-1 Notes issued in accordance with Section 2.12 or Section 2.20) in accordance with Sections 2.11 and 5.02(f)(viii).

“Additional Issuance” has the meaning given to such term in Section 2.11(a).

“Additional Lease” means, with respect to each Additional Aircraft, each aircraft lease agreement, conditional sale agreement, hire purchase agreement or other similar arrangement with respect to such Additional Aircraft.

“Additional Notes” means Additional Aircraft Notes and Conversion Notes.

“Adjusted Base Value” means, with respect to any Aircraft on any Calculation Date, the average of the Base Values of such Aircraft as determined by the Appraisals of such Aircraft delivered in connection with the Relevant Appraisal with respect to such Calculation Date.

“Adjusted Portfolio Value” means, in respect of any Payment Date, the aggregate sum of the “adjusted values” for all of the Aircraft in the Portfolio on the Calculation Date preceding such Payment Date, where the “adjusted value” for each such Aircraft is the product of (a) the Adjusted Base Value of such Aircraft on such Calculation Date and (b) the quotient obtained by dividing the Depreciation Factor applicable to such Aircraft on such Calculation Date by the Depreciation Factor applicable to such Aircraft as of the date of the Relevant Appraisal with respect to such Calculation Date.

“Administrative Agency Agreement” means the Administrative Agency Agreement dated as of the Initial Closing Date among the Primary Administrative Agent, the Financial Administrative Agent, the Issuer, the Issuer Subsidiaries party thereto, the Trustee and the Security Trustee.

“Administrative Agent” means, collectively, the Primary Administrative Agent and the Financial Administrative Agent.

“Advance” has the meaning given to such term in the Class A-1 Note Funding Agreement.

“Advance Date” has the meaning given to such term in the Class A-1 Note Funding Agreement.

“AerCap” means AerCap Holdings N.V.

“AerCap Entity” or “AerCap Entities” has the meaning given to such term in Section 5.02(q)(i).

“AerCap Ireland” means AerCap Ireland Limited.

“AerVenture” means AerVenture Limited, a company incorporated under the laws of Ireland and having its registered office at AerCap House, Shannon, County Clare, Ireland.

“AerVenture Leasing” means AerVenture Leasing 1 Limited, a company incorporated under the laws of Ireland and having its registered office at AerCap House, Shannon, County Clare, Ireland.

 “Affiliate” has the meaning given to such term in Section 5.02(b).

“Agent Members” means members of, or participants in, the Depository Trust Company.

“Agreed Currency” has the meaning given to such term in Section 12.07(a).

“Agreed Value Payment” means a payment to be made by or on behalf of a Lessee under a Lease upon or following a Total Loss of an Aircraft with respect to such Total Loss.

“Agreement Collateral” has the meaning given to such term in the Security Trust Agreement.

“Aircraft” means the Initial Aircraft (or related Aircraft Interests) and the Additional Aircraft (or related Aircraft Interests).

“Aircraft Agreement” means any lease, sublease, conditional sale agreement, finance lease, hire purchase agreement or other agreement (other than an agreement relating to maintenance, modification or repairs) or any purchase option granted to a Person (other than a Purchase Option granted to an Issuer Group Member) to purchase an Aircraft, in each case pursuant to which any Person acquires or is entitled to acquire legal title to, or the economic benefits of ownership of, such Aircraft.

“Aircraft Allocation Amount” with respect to each Initial Aircraft, means the amount of the Level 1 Advance for such Initial Aircraft or, with respect to any Additional Aircraft, the meaning given to that or any comparable term in the Acquisition Agreement pursuant to which such Additional Aircraft is acquired by an Issuer Group Member.

“Aircraft Conversion” has the meaning given to such term in Section 5.02(i).

“Aircraft Conversion Account” has the meaning given to such term in Section 3.01(a).

“Aircraft Interest” means the Ownership Interest in (a) any Person, including without limitation a trust, that owns an Aircraft or (b) the Person that holds, directly or indirectly, the interest referred to in clause (a) above.  The acquisition or disposition of all of the Aircraft Interest with respect to an Aircraft constitutes, respectively, the acquisition or disposition of that Aircraft.

“Aircraft Purchase Account” has the meaning given to such term in Section 3.01(a).

“Aircraft Purchase Price” with respect to any Initial Aircraft means the “Purchase Price” (under and as defined in Section 2.2 of the Purchase Agreement) for the Company or U.S. Trust owning such Initial Aircraft or, with respect to any Additional Aircraft, the meaning given to that or any comparable term in the Acquisition Agreement pursuant to which such Additional Aircraft is acquired by an Issuer Group Member.

“Aircraft Sale” means any sale or other disposition of any Aircraft, including by reason of such Aircraft suffering a Total Loss.

“Allowed Restructuring” has the meaning given to such term in Section 5.02(e).

“Annual Report” has the meaning given to such term in Section 2.14(a).

“Annual Review” has the meaning given to such term in Section 5.03(f)(iii).

“Applicable Aviation Authority” means, in relation to any Aircraft, each governmental or regulatory authority that has responsibility for the supervision of civil aviation and/or the registration and operations of civil aircraft in the State of Registration of such Aircraft.

“Applicable Governmental Program” has the meaning given to such term in Exhibit D.

“Applicable Law” means, with respect to any Person, all laws, rules, regulations and orders of governmental or regulatory authorities applicable to such Person, including, without limitation, the regulations of each Applicable Aviation Authority applicable to such Person or the Aircraft owned or operated by it or as to which it has a contractual responsibility.

“Applicable Procedures” means the rules and procedures of the Depositary, Euroclear or Clearstream and any of their Participants and Indirect Participants that apply to such transfer or exchange.

“Applicable Rate of Interest” means, with respect to each subclass of Notes, as of any date of determination thereof, the interest rate set forth in or determined in accordance with the terms of such subclass of Notes.

“Applicable Regulations” has the meaning given to such term in Section 12.13.

“Appraisal” means a desktop appraisal of the Base Value of an Aircraft made pursuant to Section 5.03(c).

“Appraised Value” has the meaning given to such term in Section 5.03(c).

“Appraiser” has the meaning set forth in Section 5.03(c).

“Assumed Discount Rate” means 9.0% per annum.

“Assumed FV” means, with respect to any Aircraft, an amount equal to the Depreciated Aircraft Value of such Aircraft on the date that is 25 years from the date of its manufacture.

“Authorized Agent” means, with respect to the Notes of any subclass, any authorized Paying Agent or Registrar for the Notes of such subclass.

“Available Amount” means, with respect to the Initial Primary Liquidity Facility, at any date of determination, subject to the proviso contained in the first sentence of Section 3.14(g), an amount equal to (a) the Maximum Commitment at such time, less (b) the aggregate amount of each LF Drawing under the Initial Primary Liquidity Facility outstanding at such time; provided that, following a Downgrade Drawing, a Non-Extension Drawing or a Final Drawing under the Initial Primary Liquidity Facility, the Available Amount shall be zero.

“Available Collections” means, as of the close of business on any Calculation Date, amounts on deposit in the Collections Account which shall be deemed to include any amount to be paid by a Hedge Provider on the related Payment Date pursuant to any Hedge Agreement in accordance with clause (iii) of Section 3.07(a).  The Available Collections with respect to any payment to be made therefrom shall be determined after giving effect to all payments, if any, having priority to such payment under Section 3.09.

“Base Value” means the value of an Aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and with full consideration of the Aircraft’s “highest and best use”, presuming an arm’s-length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing, adjusted to account for the maintenance status of such Aircraft (with such assumptions as to use since the last reported status as may be reasonably stated in the Appraisal setting forth such Base Value).

“Basic Terms Modification” has the meaning given to such term in Section 9.01.

“Bermuda Share Charge” has the meaning given to such term in the Security Trust Agreement.

“Board” means the board of Directors of the Issuer.

“Board Resolution” means a copy of a resolution certified as having been duly adopted by the Board of the Issuer and being in full force and effect on the date of such certification.

“Borrowing Request” has the meaning given to such term in the Class A-1 Note Funding Agreement.

“Business Day” means a day on which commercial banks and foreign exchange markets are open in Paris, France and New York, New York, and, with respect to the determination or payment of interest on any Floating Rate Note, a day on which U.S. dollar deposits may be dealt in on the London inter-bank market and, with respect to payments to or withdrawals from the Non-Trustee Accounts, a day on which the financial institution at which such account is located is open for business.

“Calculation Date” means the fifth Business Day immediately preceding a Payment Date.

“Cap Premium Amount” has the meaning given to such term in the Purchase Agreement.

“Cape Town Convention” means the Convention on International Interests in Mobile Equipment and its Protocol on Matters Specific to Aircraft Equipment, concluded in Cape Town on 16 November 2001, together with all regulations and procedures issued in connection therewith, and all other rules, amendments, supplements, modifications and revisions thereto (in each case using the English language version).

“Cash Collateral Account” means the Primary Liquidity Reserve Account (if established) and each account related to an Eligible Credit Facility established as an Account pursuant to Section 3.01(n).  The Issuer shall not be deemed a provider of an Eligible Credit Facility with respect to any Cash Collateral Account.

“Cash Management Agreement” means the Cash Management Agreement dated as of the Initial Closing Date among the Cash Manager, the Trustee, the Security Trustee, the Issuer and the Issuer Subsidiaries party thereto.

“Cash Manager” means the Person acting, at the time of determination, in the capacity of the cash manager under the Cash Management Agreement. The initial Cash Manager is Deutsche Bank Trust Company Americas.

“Charitable Trust” means the charitable purpose trust established under the laws of Bermuda to beneficially own 95% of the issued shares of the Issuer.

“Charitable Trustee” means the trustee of the Charitable Trust.

“Class A Cash Collateral Event” has the meaning given to such term in Section 3.01(n).

“Class A Notes” means, collectively, all Notes designated as a subclass of Class A, including the Initial Notes so designated (consisting of Class A-1 Notes and Class A-2 Notes issued as of the Initial Closing Date), all Additional Notes, if any, so designated, all Refinancing Notes, if any, so designated and all Notes, if any, issued in replacement or substitution therefor.  The Class A-1 Notes shall rank pari passu with the Class A-2 Notes.

“Class A-1 Commitment Documents” means the Class A-1 Note Funding Agreement, the Class A-1 Funding Agent Fee Letter and the Class A-1 Commitment Fee Letter.

“Class A-1 Commitment Expenses” means all amounts in respect of fees (including the Class A-1 Commitment Fees), indemnities or costs and expenses incurred by the Class A-1 Funding Agent and the Class A-1 Commitment Holders (including, without limitation, in connection with the enforcement, defense or preservation of any rights in respect of any of the Related Documents) due to the Class A-1 Funding Agent and the Class A-1 Commitment Holders under the Class A-1 Note Funding Agreement or any other Class A-1 Commitment Document.

“Class A-1 Commitment Fee Letter” means the fee letter dated as of the Initial Closing Date between the Issuer and the Class A-1 Funding Agent.

“Class A-1 Commitment Fee Shortfall” has the meaning given to such term in Section 3.07(h).

“Class A-1 Commitment Fees” means the commitment fees payable to the Class A-1 Funding Agent pursuant to the terms of the Class A-1 Commitment Fee Letter.

“Class A-1 Commitment Holder” has the meaning set forth in the Class A-1 Note Funding Agreement.

“Class A-1 Commitment Non-Consent Event” means (I) the occurrence of the earlier of (x) the date that is 12 months after the Class A-1 Commitments have been terminated or reduced to zero and (y) the date on which no Class A-1 Funding Agent Obligations are due and owing to the Class A-1 Funding Agent and any Class A-1 Commitment Holder or (II) a default under the Class A-1 Note Funding Agreement arising as a result of a failure to fund by any Class A-1 Commitment Holder has occurred and is continuing, unless otherwise cured pursuant to Section 2.02(b) of the Class A-1 Note Funding Agreement.

“Class A-1 Commitments” has the meaning set forth in the Class A-1 Note Funding Agreement.

“Class A-1 Funding Agent” means the Person appointed, at the time of determination, as the agent for the Class A-1 Commitment Holders pursuant to the provisions of the Class A-1 Note Funding Agreement.  The initial Class A-1 Funding Agent is Calyon.

“Class A-1 Funding Agent Fee Letter” means the fee letter dated as of the Initial Closing Date between the Issuer and the Class A-1 Funding Agent.

“Class A-1 Funding Agent Obligations” means all fees, expenses, indemnities, costs and other amounts owing to or incurred by the Class A-1 Funding Agent or the Class A-1 Commitment Holders under the Class A-1 Note Funding Agreement, the Indenture and the other Related Documents and all amounts in respect of fees, indemnities, costs and expenses incurred by the Class A-1 Funding Agent or any Class A-1 Commitment Holder in connection with the enforcement, defense or preservation of any of their respective rights as Class A-1 Funding Agent or Class A-1 Commitment Holder, as applicable, under any of the Related Documents; provided that, for the avoidance of doubt, the Class A-1 Funding Agent Obligations shall not include any amounts due under the Class A-1 Notes.

“Class A-1 Note Funding Agreement” means the note funding agreement, dated as of the Initial Closing Date, by and among the Issuer, the Class A-1 Funding Agent, each Initial Class A-1 Commitment Holder, the Operating Bank and the Trustee, as the same may be amended or otherwise modified from time to time in accordance with its terms.

“Class A-1 Notes” means, collectively, the subclass of Class A Notes so designated to be issued on the Initial Closing Date, the aggregate Outstanding Principal Balance of which, when taken together with the aggregate Outstanding Principal Balance of the Class A-2 Notes, may not exceed at any time $1,000,000,000, and any Notes so designated, issued in replacement or substitution therefor.

“Class A-1 Trustee” means the Trustee of the Class A-1 Notes.

“Class A-1 Undrawn Commitment” has the meaning set forth in the Class A-1 Note Funding Agreement.

“Class A-2 Global Notes” has the meaning given to such term in Section 2.07(e).

“Class A-2 Notes” means, collectively, the subclass of Class A Notes so designated to be issued on the Initial Closing Date, the aggregate Outstanding Principal Balance of which, when taken together with the aggregate Outstanding Principal Balance of the Class A-1 Notes, may not exceed at any time $1,000,000,000, and any Notes so designated, issued in replacement or substitution therefor.

“Class A-2 Regulation S Global Note” has the meaning given to such term in Section 2.07(e).

“Class A-2 Rule 144A Global Note” has the meaning given to such term in Section 2.07(e).

“Class E Note Representative” means the representative of the Holders of the Class E Notes selected by Holders of a majority of the Outstanding Principal Balance of the Class E Notes, initially AerVenture Leasing.

“Class E Notes” means, collectively, all Notes designated as a subclass of Class E, including the Initial Notes so designated (consisting of the Class E-1 Notes issued as of the Initial Closing Date and after the Initial Closing Date in accordance with Section 2.12), all Additional Notes, if any, so designated, and all Notes, if any, issued in replacement or substitution therefor.

“Class E-1 Notes” means the Initial Notes that are designated Class E-1 Notes, including the Class E-1 Note issued on the Initial Closing Date with an Outstanding Principal Balance equal to the Initial Expense Amount plus the Initial Expense Reserve Amount, the Class E-1 Notes issued in connection with the delivery of an Initial Aircraft in accordance with Section 2.12 and any Class E-1 Notes issued in accordance with Section 2.20, with the aggregate Outstanding Principal Balance for all Class E-1 Notes not to exceed $418,000,000, and all Notes, if any, issued in replacement or substitution therefor.

“Clearing Agency” means Euroclear, Clearstream or the Depositary.

“Clearstream” means Clearstream Banking, société anonyme, Luxembourg.

“Closing Date” means in the case of (a) the Initial Notes, the Initial Closing Date or, in the case of the Class E-1 Notes issued after the Initial Closing Date, the applicable date of issuance of such Notes, (b) any Refinancing Notes or Additional Notes, the relevant date of issuance of such Securities and (c) any Additional Aircraft or Aircraft Conversion, the date of issuance of the Additional Notes issued to finance the acquisition of such Additional Aircraft or such Aircraft Conversion.

“Codan Bermuda Share Charge” means the share charge dated as of the Initial Closing Date by Codan Trust Company Limited, as trustee of the Aircraft Lease Securitisation II Purpose Trust, in favour of Deutsche Bank Trust Company Americas, as the Security Trustee.

“Code” means the Internal Revenue Code of 1986 as amended.

“Collateral” has the meaning given to such term in the Security Trust Agreement.

“Collections” means without duplication (a) Rental Payments and all other amounts received by any Issuer Group Member pursuant to any Lease or Related Collateral Document (including any maintenance reserves and security deposits, other than those on deposit in a Lessee Funded Account), (b) amounts transferred from any Cash Collateral Account to the Collections Account pursuant to Section 3.01(n), (c) amounts received in respect of claims for damages or in respect of any breach of contract for nonpayment of any of the foregoing, (d) amounts received by an Issuer Group Member in connection with any Aircraft Sale or otherwise received under any Aircraft Agreement, including sale proceeds, Total Loss Proceeds, Agreed Value Payments, proceeds of Repossession Insurance, Requisition Compensation and all Partial Loss Proceeds, less, in each case, any expenses payable by such Issuer Group Member to any Person that is not an Issuer Group Member in connection therewith, (e) amounts received by any Issuer Group Member from insurance with respect to any Aircraft, (f) any amounts transferred from a Lessee Funded Account into the Collections Account in accordance with Section 3.08, (g) any Hedge Receipts, (h) the proceeds of any Investments of the funds in the Accounts (except (i) to the extent that any such proceeds are required to be paid over to any Lessee under a Lease or (ii) the proceeds of any Investments of the funds in the Aircraft Purchase Accounts, the Substitute Holdback Account and the Initial Primary Liquidity Reserve Account), (i) any amounts transferred from any Aircraft Purchase Account into the Collections Account in accordance with Section 3.05, (j) any amounts transferred from the Aircraft Conversion Account into the Collections Account in accordance with Section 3.08(f), (k) any amounts received by an Issuer Group Member under an Acquisition Agreement, (l) any other amounts received by any Issuer Group Member (including any amounts received from any other Issuer Group Member, whether by way of distribution, dividend, repayment of a loan or otherwise, and any proceeds received in connection with any Allowed Restructuring) and (m) the Substitute Holdback Release Amount; provided that Collections shall not include (i) Segregated Funds transferred to a Lessee Funded Account, (ii) amounts deposited in the Defeasance/Redemption Account or the Refinancing Account in connection with a Redemption (except any amounts that are amounts under clauses (a) through (m) above), (iii) amounts received in connection with a Refinancing, (iv) except as provided above with respect to any amounts transferred therefrom to the Collections Account, amounts in any Cash Collateral Account, the Substitute Holdback Account, the Funding Account, any Aircraft Purchase Account and the Aircraft Conversion Account, (v) amounts not payable to an Issuer Group Member, expenses incurred in connection with the receipt of any Collections or amounts otherwise not to be included as Collections pursuant to any Related Document and (vi) payments under the Initial Primary Liquidity Facility, in each case subject to the restrictions set forth in this Indenture.

“Collections Account” has the meaning given to such term in Section 3.01(a).

“Commission” means the U.S. Securities and Exchange Commission.

“Commitment” has the meaning given to such term in the Class A-1 Note Funding Agreement.

“Company” has the meaning given to such term in the Purchase Agreement.

“Concentration Default” means an Event of Default under Section 4.01(e) as a result of a breach of the agreements under Section 5.03(a) which would arise if effect were given to any sale, transfer or other disposition or any purchase or other acquisition pursuant to an Aircraft Agreement as of the date of such Aircraft Agreement regardless of whether such sale, transfer or other disposition or purchase or other acquisition is scheduled or expected to occur after the date of such Aircraft Agreement.

“Concentration Limits” has the meaning given to such term in Section 5.03(a).

“Control” has the meaning given to such term in Section 5.02(b).  “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Controlling Party” means, at any time of determination, prior to the Initial Advance Date, the Class A-1 Funding Agent, and thereafter the Senior Trustee; provided that in the case of the Initial Primary Liquidity Facility Provider or, for any other Eligible Credit Facility, if and only if so provided in the Board Resolution providing for such Eligible Credit Facility, at any time from and including the date that is no earlier than 30 months from the earliest to occur of (a) the date on which the entire amount available under such Eligible Credit Facility (other than any Eligible Credit Facility in the form of a Cash Collateral Account) shall have been drawn (except as a result of (i) a Downgrade Drawing or (ii) a Non-Extension Drawing, in each case not applied to pay any Required Expenses Shortfalls, Senior Hedge Payments Shortfalls, Class A-1 Commitment Fee Shortfalls or Liquidity Facility Interest Class A Shortfalls) and remain unreimbursed and (b) the date on which the Notes shall have been Accelerated, the provider of such Eligible Credit Facility shall have the right to elect, by Written Notice to the Trustee, to become the Controlling Party (in place of the Senior Trustee) thereafter but only for so long as any Credit Facility Obligations due to such provider remain unpaid.

“Conversion Agreement” means an aircraft modification agreement which provides for an Aircraft to undergo an Aircraft Conversion.

“Conversion Notes” means any Notes of any subclass (including additional subclasses) of the Class A Notes and Class E Notes issued pursuant to this Indenture, the proceeds of which are used, in substantial part, to make any Conversion Payments.

“Conversion Payment” has the meaning given to such term in Section 5.02(i).

“Core Lease Provisions” means the core lease provisions of the Issuer set forth in Exhibit G of this Indenture, as such provisions may be amended from time to time in accordance with the terms hereof.

“Corporate Benefit Distribution” means $1,000, to be made annually on the Payment Date falling in December of each year, beginning in 2009.

“Corporate Obligations” has the meaning given to such term in Section 11.02.

“Corporate Trust Office” means, with respect to the Trustee for each subclass of Notes, the office of such Trustee at which at any particular time its corporate trust business shall be principally administered.  The initial Corporate Trust Office is 60 Wall Street, New York, New York 10005, Attention:  Trust and Securities Services/Structured Finance Services.

“Costs” means liabilities, obligations, damages, judgments, settlements, penalties, claims, actions, suits, costs, expenses and disbursements (including, without limitation, reasonable fees and disbursements of legal counsel and costs of investigation).

“Covenant Defeasance” has the meaning given to such term in Section 11.01(b).

“Covered Class A Noteholders” has the meaning given to such term in the Class A-1 Note Funding Agreement.

“Credit Facility Advance Obligations” means all Credit Facility Obligations other than Credit Facility Expenses and Special Indemnity Payments.

“Credit Facility Expenses” means all Credit Facility Obligations other than (i) the principal amounts under, or the principal amount of any drawings under, the Eligible Credit Facilities, (ii) interest accrued on Credit Facility Obligations, (iii) any Liquidity Facility Non-Use Fees and (iv) any portion constituting Special Indemnity Payments.

“Credit Facility Obligations” means all principal, interest, fees, expenses, indemnities, costs and other amounts owing to or incurred by the providers of Eligible Credit Facilities.

“Critical Mass Event” means if, on the Delivery Expiry Date with respect to the Initial Aircraft, the number of Delivered Aircraft is less than 22 Aircraft.

“Current War Risk Coverage Amount” has the meaning given to such term in Exhibit D.

“Default” means a condition, event or act that, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

“Default Notice” means a notice given pursuant to Section 4.02, declaring all Outstanding principal of and accrued and unpaid interest on the Notes to be immediately due and payable.

“Defeasance/Redemption Account” has the meaning given to such term in Section 3.01(a).

“Definitive Notes” means any Notes in definitive registered form, including the Class A-1 Notes, the Class A-2 Notes issued to Institutional Accredited Investors in definitive registered form in accordance with Section 2.01(d), the Class E Notes and any Notes in definitive form issued in exchange for interests in a Global Note in accordance with Section 2.07(a).

“Delivered Aircraft” means any Aircraft owned by (i) a Company, the shares of which have been transferred by the relevant Seller to the Issuer or (ii) a U.S. Trust, the beneficial interest in which has been transferred by the relevant Seller to the Issuer.

“Delivery Date” means, with respect to any Initial Aircraft, the date (i) the shares in a Company or (ii) the beneficial interest in a U.S. Trust have been transferred by the relevant Seller(s) to the Issuer or the meaning given to that or any comparable term in any other Acquisition Agreement.

“Delivery Expiry Date” means, as to the Initial Aircraft, the earlier of (i) the Level 2 Advance Date and (ii) September 30, 2010 or, as to any Additional Aircraft, has the meaning given to that or any comparable term in any other Acquisition Agreement.

“Depositary” means The Depository Trust Company, its nominees and its and their respective successors, as registered holder of the Global Notes.

“Depreciated Aircraft Value” means, with respect to any Aircraft, as of any date of determination, an amount equal to the product of (i) the Initial Appraised Value of such Aircraft and (ii) the quotient obtained by dividing the Depreciation Factor applicable to such Aircraft on such date of determination by the Depreciation Factor applicable to such Aircraft on the Initial Closing Date.

“Depreciation Factor” means (a) with respect to each Initial Aircraft on any date of determination, if positive, the product of (1 - (kn)) and (1+g)n/12, where “n” equals the age of such Aircraft in months from the date of its manufacture, “g” equals 0.025, “k” equals a fraction, the numerator of which is (1-R), where R is 0.2 and the denominator of which is the Expected Useful Life of such Initial Aircraft expressed in months; provided that in the event such Aircraft undergoes an Aircraft Conversion, the Depreciation Factor for such Aircraft shall be the factor determined by the Board and (b) with respect to each Additional Aircraft, the Depreciation Factor shall be determined by the Board in connection with the issuance of the Additional Notes funding the acquisition of such Additional Aircraft.

“Designated Percentage” means as of any date of determination thereof, and with respect to any Aircraft, the percentage obtained by dividing the then most recent Adjusted Base Value of such Aircraft by the then most recent Adjusted Portfolio Value.

“Developed Markets” has the meaning determined, from time to time, in accordance with Exhibit C.

“Direction” has the meaning given to such term in Section 1.04(c).

“Director” means a member of the board of directors of the Issuer.

“Downgrade Drawing” has the meaning assigned to such term in Section 3.14(c).

“Downgrade Event” has the meaning assigned to such term in the Initial Primary Liquidity Facility.

“Draw Period” has the meaning given to such term in the Class A-1 Note Funding Agreement.

“Eligibility Requirements” has the meaning given to such term in Section 2.03(b).

“Eligible Account” means (a) a segregated trust account maintained on the books and records of an Eligible Institution in the name of the Security Trustee as a Securities Account under, and as defined in, the Security Trust Agreement (except with respect to the Irish VAT Refund Account, which shall not be a Securities Account); provided that no Cash Collateral Account may be maintained with a liquidity provider at any time at which the Issuer holds any participation in the liquidity facility unless written confirmation shall have been received from each Rating Agency prior to such time to the effect that such maintenance of the Cash Collateral Account with the liquidity provider will not result in a withdrawal or downgrading of the ratings of the Notes or (b) an account maintained on the books and records of an Eligible Institution (so long as such Eligible Institution has a long-term unsecured debt rating of at least AA- by Standard & Poor’s and Aa3 by Moody’s) in the name of an Issuer Group Member as a Non-Trustee Account in compliance with the terms of the Security Trust Agreement.

“Eligible Credit Facility” means (a) the Initial Primary Liquidity Facility provided by the Initial Primary Liquidity Facility Provider, (b) any credit agreement, letter of credit, guarantee, credit or liquidity enhancement facility, term loan facility or other credit facility provided by, or supported by a further such credit facility provided by, an Eligible Provider in favor of any Issuer Group Member and subjected to the lien of the Security Trust Agreement and designated by the Board as an Eligible Credit Facility and (c) any Eligible Account established for the purpose of providing like credit or liquidity support and designated by the Board as an Eligible Credit Facility; provided that the provider of an Eligible Credit Facility shall agree therein that it is entitled only to the priority of repayment accorded to Eligible Credit Facilities under Section 3.09.

“Eligible Institution” means (a) Deutsche Bank Trust Company Americas in its capacity as the Operating Bank and as Trustee in respect of any Eligible Account, so long as it (i) has either (A) a long-term unsecured debt rating of A (or the equivalent) or better by each Rating Agency or (B) a short-term unsecured debt rating of A-1 by Standard & Poor’s and P-1 by Moody’s and (ii) can act as a securities intermediary under the New York Uniform Commercial Code; (b) any Irish Bank in respect of the Irish VAT Refund Account, so long as it has either (i) a long-term unsecured debt rating of A (or the equivalent) or better by each Rating Agency or (ii) a short-term unsecured debt rating of A-1 by Standard & Poor’s and P-1 by Moody’s and (c) any bank organized under the laws of the United States of America or any state thereof, or the District of Columbia (or any branch of a foreign bank licensed under any such laws) appointed as the Operating Bank in respect of any Eligible Account, so long as it (i) has either (A) a long-term unsecured debt rating of AA (or the equivalent) or better by each Rating Agency or (B) a short-term unsecured debt rating of A-l by Standard & Poor’s and P-1 by Moody’s and (ii) can act as a securities intermediary under the New York Uniform Commercial Code, including a Person providing an Eligible Credit Facility so long as such Person shall otherwise so qualify and shall have waived all rights of set-off and counterclaim with respect to the account to be maintained as an Eligible Account.

“Eligible Provider” means a Person (other than any Issuer Group Member) who meets the Threshold Rating or is otherwise designated as an Eligible Provider by the Board subject to a Rating Agency Confirmation from Standard & Poor’s and prior written notification to Moody’s.

“Encumbrance” has the meaning given to such term in Section 5.02(b).

“Engine” means each engine installed (or constituting a spare for an engine installed) on any Aircraft, including any engine replacing a previously installed engine under the relevant Lease, and any and all Parts incorporated in, installed on or attached to any such engine.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“EU Paying Agent” has the meaning given to such term in Section 2.03(a).  The initial EU Paying Agent is Deutsche Bank Luxembourg S.A.

“Euroclear” means Euroclear Bank, S.A./N.V., as operator of the Euroclear System.

“Event of Default” has the meaning, with respect to a subclass of Notes, given to such term in Section 4.01.

“Excess Sale Proceeds” means, with respect to any Aircraft Sale, an amount equal to the excess of (a) the Net Sale Proceeds with respect to such Aircraft Sale over (b) the Note Target Price for the related Aircraft.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Lease” has the meaning assigned to such term in the Purchase Agreement.

“Expected Final Payment Date” means with respect to (a) the Initial Class A Notes, March 15, 2020 (as the same may be adjusted in accordance with Section 3.12) and (b) any Refinancing Notes or Additional Notes, the Expected Final Payment Date, if any, established by or pursuant to a Board Resolution or in any indenture supplemental hereto providing for the issuance of such Notes or specified in the form of such Notes.

“Expected Useful Life” means, with respect to each Initial Aircraft, 25 years from the date of manufacture (or, in the case of converted freighter aircraft, 15 years from the date of completion of the conversion to freighter configuration) and, with respect to any Additional Aircraft or an Aircraft subject to an Aircraft Conversion, the “Useful Life” established by or pursuant to a Board Resolution or in any indenture supplemental hereto providing for the issuance of Additional Notes to fund the acquisition of such Additional Aircraft or Aircraft Conversion; provided that, for the purposes of calculating the Depreciated Aircraft Value of any Initial Aircraft or Substituted Aircraft, the Expected Useful Life of such aircraft is 25 years from the date of manufacture.

“Expense Account” has the meaning given to such term in Section 3.01(a).

“Expense Reserve Account” has the meaning given to such term in Section 3.01(a).

“Expenses” means, collectively, any fees, costs or expenses Incurred by an Issuer Group Member in the course of the business activities permitted under Section 5.02(e), including, without limitation, (i) any fees, expenses and indemnification amounts (including, without limitation, any and all claims, expenses, obligations, liabilities, losses, damages and penalties) of, or owing to, the Trustee, the Directors, the Security Trustee, the Operating Bank, the Cash Manager, the Depositary, the Note Custodian, any Authorized Agent, the Charitable Trustee, the Issuer Secretary, the Class A-1 Funding Agent, each Class A-1 Commitment Holder and any other Service Provider; provided that such indemnification amounts shall not exceed $25 million in the aggregate for such Persons (and if indemnification amounts which will cause the $25 million threshold to be exceeded are due and payable to more than one Person, then the indemnification amounts which may be distributed as “Expenses” without causing the $25 million threshold to be exceeded will be allocated to such Persons pro rata based upon the amount of indemnification amounts due and payable to each Person); provided further that the foregoing limitation shall not apply following the delivery of a Default Notice or during the continuance of an Acceleration Default, (ii) any premiums on the liability insurance required to be maintained for the benefit of the Directors or on any other insurance the Issuer is required to maintain pursuant to any Related Document, (iii) all Taxes payable by the Issuer Group Members by reason of the business activities permitted under Section 5.02(e) and the other activities described in and permitted under the Related Documents, (iv) any Credit Facility Expenses, (v) any Class A-1 Commitment Expenses, (vi) any payment obligation (including, without limitation, any indemnity payments) or other amount payable by any Issuer Group Member to any Lessee pursuant to a Lease, and (vii) subject to a limit of 1.0% of the average monthly head lease rent with respect to the relevant Aircraft (or other amount approved by a Board Resolution with prior written notification to Moody’s with respect thereto) with respect to each Issuer Subsidiary entitled thereto, the shortfall between Rental Payments received by or on behalf of such Issuer Subsidiary in respect of a Lease of such Aircraft and the amount payable by such Issuer Subsidiary, as head lease rent with respect to such Aircraft, to another Issuer Group Member that is the owner of such Issuer Subsidiary; provided, however, that, except as expressly provided herein, Expenses shall not include (i) any amount payable on the Securities or under any Hedge Agreement, any Special Indemnity Payment, any Class A-1 Commitment Fees or any Credit Facility Advance Obligations, (ii) to the extent there would otherwise be a deduction for an Expense of an amount already deducted in the determination of “Collections”, any expense referred to in clause (d) of the definition of “Collections” or (iii) any cost or expense relating to the acquisition of the Initial Aircraft after the Initial Closing Date (including, without limitation, any cost or expense relating to entering into any Hedge Agreement in connection with such acquisition).

“Final Drawing” has the meaning assigned to such term in Section 3.14(i).

“Final Maturity Date” means with respect to (a) the Initial Notes, June 26, 2038 and (b) any Refinancing Notes or Additional Notes, the date specified in the form of such Notes.

“Financial Administrative Agent” means, with respect to any date of determination, the Person acting, at such time, in the capacity of the financial administrative agent of the Issuer Group Members under the Administrative Agency Agreement.  The initial Financial Administrative Agent is AerCap Cash Manager II Limited.

“Fixed Rate Notes” means the Class E-1 Notes and any Refinancing Notes or Additional Notes issued with a fixed rate of interest.

“Floating Rate Notes” means the Class A-1 Notes, the Class A-2 Notes and any Refinancing Notes or Additional Notes issued with a floating or variable rate of interest.

“Floating to Fixed Rate Lease” has the meaning given to such term in the Purchase Agreement.

“Funding Account” has the meaning given to such term in Section 3.01(a).

“Funding Termination Date” has the meaning given to such term in the Class A-1 Note Funding Agreement.

“Future Lease” means, with respect to each Aircraft, any aircraft lease agreement as may be in effect at any time after the Closing Date on which Notes were issued to finance the acquisition of such Aircraft between an Issuer Group Member (as lessor) and a Person not an Issuer Group Member (as lessee), in each case other than any Initial Lease or Additional Lease; provided that if, under any sub-leasing arrangement with respect to an Aircraft, the lessor thereof agrees to receive payments or collateral directly from, or is to make payments directly to, the sub-lessee, in any such case to the exclusion of the related Lessee, then the relevant sub-lease shall constitute the “Lease”, and the sub-lessee shall constitute the related “Lessee” with respect to such Aircraft, but only to the extent of the provisions of such sub-lease agreement relevant to such payments and collateral and to the extent agreed by the relevant lessor.

“Future Rental Payments” means all Rental Payments (not including maintenance reserves) assumed to be payable by or on behalf of a Lessee under Future Leases with respect to an Aircraft.  For the purposes of calculating Future Rental Payments, the following assumptions shall apply:

(i)             all Rental Payments (not including maintenance reserves) payable under the current Lease will be paid in accordance with the terms of such Lease and all Rental Payments (not including maintenance reserves) under each Future Lease will be paid in accordance with the assumed terms of such Future Leases, described below;

(ii)          each Lease of such Aircraft will expire on its scheduled expiry date and there will be no off-lease period;

(iii)       such Aircraft will be re-leased at a fixed rate equal to the product of (a) the Lease Rate Factor (as set forth in Schedule 4) for the calendar month during which such Future Lease is assumed to commence and (b) the Depreciated Aircraft Value as of the date such Future Lease is assumed to commence; and

(iv)      the term of each Future Lease will be equal to five years, except that each Aircraft shall be disposed of on the date that is 25 years from the date of manufacture of such Aircraft.

“GAAP” means generally accepted accounting principles in the jurisdiction as specified by the Board.

“Global Notes” means any Rule 144A Global Notes and Regulation S Global Notes, as applicable.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business.  The term “Guarantee” when used as a verb has a corresponding meaning.

“Hedge Agreement” means any interest rate or currency swap, cap, floor, Swaption, or other interest rate or currency hedging agreement between the Issuer and any Hedge Provider existing on the Initial Closing Date (including the Initial Hedge Agreements) or entered into in accordance with Section 5.02(e)(iv).

“Hedge Breakage Costs” means any amounts payable by any Issuer Group Member to a Hedge Provider as a result of any early termination (however described or defined therein) of any Hedge Agreement.

“Hedge Breakage Gains” means any amounts payable by a Hedge Provider to any Issuer Group Member as a result of any early termination (however described or defined therein) of any Hedge Agreement.

“Hedge Provider” means the counterparty to any Issuer Group Member under any Hedge Agreement.

“Hedge Receipt” means a net payment to be made by a Hedge Provider (if any) into the Collections Account under a Hedge Agreement and includes any termination payment received from any counterparty to a Hedge Agreement.

“Hedging Policy” means the hedging policy attached hereto as Exhibit H.

“Holder” or “Noteholder” means with respect to any Note, the Person in whose name such Note is registered from time to time; provided, that in respect of any Act or Direction by Holders of Class A-1 Notes on any date on which the Class A-1 Commitments shall have not been terminated nor reduced to zero, the Holders of the Class A-1 Notes shall include all Class A-1 Commitment Holders as of such date, each voting to the extent of its respective Class A-1 Undrawn Commitment.

“Incur” has the meaning given to such term in Section 5.02(f).

“Indebtedness” means, with respect to any Person at any date of determination (without duplication), (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (d) all the obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of purchasing such property or service or taking delivery and title thereto or the completion of such services, and payment deferrals arranged primarily as a method of raising finance or financing the acquisition of such property or service,

(e) all obligations of such Person under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under generally accepted accounting principles in the U.S., (f) all Indebtedness of other Persons secured by a lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, and (g) all Indebtedness of other Persons Guaranteed by such Person.

“Indemnification Agreement” means the Indemnification Agreement dated as of June 23, 2008 among the Issuer, Calyon, AerCap and AerVenture, as the same may be amended or otherwise modified from time to time in accordance with its terms.

“Indenture” has the meaning given to such term in the preamble hereof.

“Independent Director” means a Person that is not at the time of its appointment or at any time when such Person is serving as an Independent Director and has not been for the five years prior to its appointment as an Independent Director (i) an employee, officer or director, or the beneficial holder (directly or indirectly) of more than 5% of any Ownership Interest, of AerVenture, AerVenture Leasing, AerCap Ireland, any Holder of the Class E Notes or any Affiliate of any such Person, or (ii) a spouse of, or Person related to (but not more remote than first cousins), a Person referred to at (i) above.

“Indirect Participant” means a Person who holds an interest through a Participant.

“Initial Advance Date” has the meaning given to such term in the Class A-1 Note Funding Agreement.

“Initial Aircraft” means each of the aircraft identified in Schedule 1 hereto (including any related Engines and Parts) and any Substitute Aircraft, excluding any such aircraft (or related Aircraft Interest) sold or disposed of (directly or indirectly) by way of a completed Aircraft Sale and any aircraft identified in Schedule 1 for which a Substitute Aircraft is acquired pursuant to the Purchase Agreement or which is otherwise not acquired pursuant to the Purchase Agreement.

“Initial Appraised Value” means (a) in the case of each Initial Aircraft (other than a Substitute Aircraft), as of any date of determination, the lower of (i) the Initial Closing Date Appraised Value and (ii) the average of the appraisals by each of the Initial Appraisers of such Aircraft as of a date (each such date an “Appraisal Date”) prior to the Delivery Expiry Date with respect to the Initial Aircraft (which appraisals shall (A) determine the Base Value of such Aircraft as of such Appraisal Date taking into account the age of each Aircraft on such Appraisal Date and (B) determine the Base Value of such Aircraft on the basis of the airframe and engine type expected at such date of determination to be delivered or, after the relevant Delivery Date, actually delivered on the Delivery Date); provided that the appraisals used to calculate the Initial Appraised Value of any Initial Aircraft on any date of determination shall be dated as of a date (x) no later than the Delivery Date of such Aircraft and (y) (1) during the Draw Period, no earlier than 6 months prior to the Delivery Date of such Aircraft (or in the case of the Initial Advance Date, no earlier than 45 calendar days prior to such date) or (2) after the Draw Period, no earlier than 12 months prior to the Delivery Date of such Aircraft; (b) in the case of any Substitute Aircraft (including any Initial Aircraft), the average of the appraisals by each of the Initial Appraisers of the Base Value of such Aircraft as of a date not more than 6 months prior to the date of transfer of such Aircraft to the Issuer Group; and (c) in the case of any Additional Aircraft, the average of the appraisals by each of the Appraisers of the Base Value of such Aircraft as of a date not more than 6 months prior to the Closing Date for the issuance of the relevant Additional Notes.

“Initial Appraisers means Ascend, a division of Airclaims Limited, BK Associates, Inc. and IBA Group Limited, or any replacement for any such Person that is unable to provide an appraisal, provided that such replacement appraiser is an Appraiser selected by the Issuer and reasonably acceptable to the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing).

“Initial Class A Notes” means the Class A Notes issued on the Initial Closing Date.

“Initial Class A-1 Commitment Holder” means each of Calyon.

“Initial Class A-1 LTV” has the meaning given to such term in the Class A-1 Note Funding Agreement.

“Initial Class E Notes” means the Class E-1 Notes issued on the Initial Closing Date and the Class E-1 Notes issued after the Initial Closing Date in accordance with Section 2.12 and Section 2.20.

“Initial Closing Date” means June 26, 2008.

“Initial Closing Date Appraised Value” means, in respect of each Aircraft, the amount identified on Schedule 2 hereto.

“Initial Delivery Date” means the first Delivery Date of any Initial Aircraft.

“Initial Expense Amount” means $0.

“Initial Expense Reserve Amount” means $9,328,850.

“Initial Expenses” means Expenses related to the issuance of the Initial Notes on the Initial Closing Date and Expenses or Special Indemnity Payments due and payable prior to the Initial Advance Date.

“Initial Hedge Agreement” means the interest rate cap transactions with an effective date of the Initial Closing Date under (a)  the ISDA Master Agreement dated as of the Initial Closing Date between Barclays and the Issuer and (b) the ISDA Master Agreement dated as of the Initial Closing Date between Calyon and the Issuer.

“Initial Lease” means, with respect to each Initial Aircraft, each aircraft lease agreement, conditional sale agreement, hire purchase agreement or other similar arrangement subject to a written agreement with respect to such Initial Aircraft in existence at the Delivery Date of such Initial Aircraft and specified in Schedule 5 to the Purchase Agreement or in a Delivery Notice for such Initial Aircraft or in the supplemental disclosure letter delivered on the Delivery Date of such Initial Aircraft, or, with respect to any Substitute Aircraft, each aircraft lease agreement, conditional sale agreement, hire purchase agreement or other similar arrangement with respect to such Substitute Aircraft in existence at the Delivery Date of such Substitute Aircraft and specified in a Delivery Notice for such Substitute Aircraft or the supplemental disclosure letter delivered on the Delivery Date of such Substitute Aircraft.

“Initial Lessee Concentration Limits” has the meaning given to such term in Section 5.03(a).

“Initial Notes” means the Initial Class A Notes and the Initial Class E Notes.

“Initial Primary Liquidity Facility” means the Revolving Credit Agreement dated as of the Initial Closing Date among the Initial Primary Liquidity Facility Provider, the Issuer and the Cash Manager, as

amended, supplemented or otherwise modified from time to time in accordance with its terms and as replaced and so designated pursuant to Section 3.14(e)(iii).

“Initial Primary Liquidity Facility Non-Consent Event” means the occurrence of (i) the payment of the Class A Notes in full (other than any Refinancing Notes that are Class A Notes so long as the Class A Notes covered by the Initial Primary Liquidity Facility have been paid in full with the proceeds of the issuance of such Refinancing Notes, such Refinancing Notes are not covered by the Initial Primary Liquidity Facility and the Initial Primary Liquidity Facility has been terminated in connection with such Refinancing), (ii) the termination of the Initial Primary Liquidity Facility, and (iii) the payment of all Credit Facility Obligations owed to the Initial Primary Liquidity Facility Provider in full.

“Initial Primary Liquidity Facility Provider” means Calyon.

“Initial Primary Liquidity Payment Account” has the meaning given to such term in Section 3.01(a).

“Initial Primary Liquidity Reserve Account” has the meaning given to such term in Section 3.01(a).

“Initial Purchaser” means Calyon.

“Insolvency Proceeding” means any proceeding of the type referred to in clause (f) or (g) of Section 4.01 in respect of the Issuer.

“Institutional Accredited Investor” means an institution that is an “accredited investor” as that term is defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act.

“Insurance Servicer” means the Person acting, at the time of determination, in the capacity as insurance servicing agent under the Servicing Agreement.  The initial Insurance Servicer is AerCap Cash Manager II Limited.

“Intercompany Loan” has the meaning given to such term in Section 5.02(f).

“Interest Accrual Period” means, as to each subclass of Notes, each of the following periods:  the period commencing on (and including) the relevant Closing Date or relevant Advance Date (in the case of the Class A-1 Notes), as the case may be, and ending on (but excluding) the first Payment Date thereafter and each successive period beginning on (and including) a Payment Date and ending on (but excluding) the next succeeding Payment Date; provided that the Interest Accrual Period commencing on the Initial Advance Date shall end on but exclude the second Payment Date thereafter; provided further that the final Interest Accrual Period with respect to any subclass of Notes shall end on but exclude the date such subclass of Notes is repaid in full.  Account balances with respect to each Interest Accrual Period shall be determined by reference to the balances of funds on deposit in the Accounts as of the close of business on the Calculation Date immediately preceding each Payment Date.

“Interest Amount” means, with respect to each subclass of Notes, on any Payment Date, (a) the amount of interest accrued and unpaid to such Payment Date at the Applicable Rate of Interest with respect to such subclass of Notes for the Interest Accrual Period ending on such Payment Date, determined in accordance with the terms of such subclass of Notes (including, without duplication, any Interest Amount due and payable on a prior Payment Date that was not paid on such Payment Date), plus (b) interest at the rate specified in clause (a) above on any Interest Amount due but not paid on any prior Payment Date.

“Interpolated LIBOR Rate” has the meaning given to such term in the Reference Agency Agreement.

“Investment” has the meaning given to such term in Section 5.02(c).

“Investment Earnings” means investment earnings on funds on deposit in any Account net of losses and investment expenses of the Cash Manager in making such investments.

“Irish Bank” means any bank organized under the laws of the Republic of Ireland.

“Irish Security Agreement” has the meaning given to it in Section 3.01(a).

“Irish Share Mortgage” has the meaning given to such term in the Security Trust Agreement.

“Irish VAT Refund Account” has the meaning given to such term in Section 3.01(a).

“Issuer” has the meaning given to such term in the preamble hereto.

“Issuer Group” means the Issuer and each Issuer Subsidiary.

“Issuer Group Member” means the Issuer or an Issuer Subsidiary.

“Issuer Secretary” means the secretary of the Issuer.  The initial Issuer Secretary is Codan Services Limited.

“Issuer Subsidiary” means each direct or indirect subsidiary of the Issuer, whether acquired on or after the Initial Closing Date (including each trust of which the Issuer or a subsidiary thereof is the holder of the beneficial interest).

“Issuer’s Shareholders Account” has the meaning given to such term in Section 3.01(a).

“Junior Claim” means (a) with respect to Expenses, all other Obligations and (b) with respect to any other Obligations, all Obligations, in each case, as to which the payment of such other Obligations constitute a Prior Ranking Amount.

“Junior Claimant” means the holder of a Junior Claim.

“Junior Representative” means, as applicable, the Trustee with respect to any Junior Claim consisting of any subclass of Notes of which it is the Trustee and any other Person acting as the representative of one or more Junior Claimants.

“Lease Rate Factor” means the lease rate factors set forth on Schedule 4.

“Leases” means the Initial Leases, the Future Leases and the Additional Leases.

“Legal Defeasance” has the meaning given to such term in Section 11.01(b).

“Lessee” means each Person who is the lessee of an Aircraft from time to time leased from an Issuer Group Member pursuant to a Lease.

“Lessee Funded Account” has the meaning given to such term in Section 3.01(a).

“Level 1 Advance” has the meaning given to such term in the Class A-1 Note Funding Agreement.

“Level 2 Advance” has the meaning given to such term in the Class A-1 Note Funding Agreement.

“Level 2 Advance Date” has the meaning given to such term in the Class A-1 Note Funding Agreement.

“LF Drawing” has the meaning given to such term in Section 3.14(a).

“LIBOR” means the London interbank offered rate for one month U.S. dollar deposits, determined pursuant to the Reference Agency Agreement, or such other interest rate so denominated, with respect to any Additional Notes or Refinancing Notes, in an indenture supplemental hereto for any such Notes or in the form thereof.

“LIBOR Break Costs” means, as of any date of redemption of any subclass of Class A Notes (the “Applicable Date”), an amount determined by the Cash Manager on the date that is two Business Days prior to the Applicable Date pursuant to the formula set forth below; provided, however, that no LIBOR Break Costs will be payable (x) if the LIBOR Break Costs, as calculated pursuant to the formula set forth below, is equal to or less than zero, or (y) on or in respect of any Applicable Date that is a Payment Date.

LIBOR Break Costs = Z-Y

Where:

X     =      with respect to any applicable Interest Accrual Period, the sum of (i) the amount of the Outstanding Principal Balance of such subclass of Class A Notes to be redeemed on the Applicable Date plus (ii) interest payable thereon during the entire then applicable Interest Accrual Period at the then effective LIBOR.

Y     =      X, discounted to present value from the last day of the then applicable Interest Accrual Period to the Applicable Date, using then effective LIBOR as the discount rate.

Z     =      X, discounted to present value from the last day of the then applicable Interest Accrual Period to the Applicable Date, using a rate equal to the applicable London interbank offered rate for a period commencing on the Applicable Date and ending on the last day of the then applicable Interest Accrual Period, determined by the Cash Manager as of two Business Days prior to the Applicable Date as the discount rate.

“Liquidity Event of Default” has the meaning assigned to such term in the Initial Primary Liquidity Facility.

“Liquidity Facility Interest Class A Shortfall” has the meaning given to such term in Section 3.07(h).

“Liquidity Facility Non-Use Fee” has the meaning assigned to such term in the Initial Primary Liquidity Facility.

“Listing Agent” means McCann FitzGerald Listing Services Limited.

“Loan, Expenses Apportionment and Guarantee Agreement” means the Loan, Expenses Apportionment and Guarantee Agreement to be entered into on the Initial Delivery Date between the Issuer as Lender and the borrowers from time to time party thereto.

“Material Hedge Agreement Terms” means events of default, termination events, additional termination events, Subordinated Hedge Payment provisions and provisions relating to the obligation of the Hedge Provider to any Issuer Group Member to post collateral, find a replacement counterpart or take other remedial action upon a downgrade in its credit rating (together with the associated ratings thresholds).

“Maximum Commitment” has the meaning assigned to such term in the Initial Primary Liquidity Facility.

“Modification Payment” has the meaning given to such term in Section 5.02(i).

“Monthly Report” has the meaning given to such term in Section 2.14(a).

“Moody’s” means Moody’s Investors Service, Inc.

“Net Sale Proceeds” means, with respect to any sale or other disposition of any assets, the aggregate amount of cash received or to be received from time to time (whether as initial or deferred consideration) by or on behalf of the seller in connection with such transaction after deducting therefrom (without duplication) (a) reasonable and customary brokerage commissions and other similar fees and commissions (including fees received by the Servicer under the Servicing Agreement) and (b) the amount of taxes payable in connection with or as a result of such transaction, in each case to the extent, but only to the extent, that the amounts so deducted are, at the time of receipt of such cash, actually paid to a Person that is not an Affiliate of the seller and are properly attributable to such transaction or to the asset that is the subject thereof.

“Non-Delivery Event” has the meaning given to such term in the Purchase Agreement.

“Non-Extension Drawing” has the meaning assigned to such term in Section 3.14(d).

“Non-Extended Facility” has the meaning assigned to such term in Section 3.14(d).

“Non-Significant Subsidiary” means a direct or indirect subsidiary of the Issuer with respect to which an order or decree described in 4.01(f) has been entered or an event described in 4.01(g) has occurred if, as of the date of the entry of such order or decree or of such event, as the case may be, such subsidiary, together with all of the subsidiaries of the Issuer that have been and, unless liquidated, continue to be subject to such an order or decree or event, as the case may be, own or lease Aircraft having an aggregate Adjusted Base Value of less than 10% of the Adjusted Portfolio Value as of such applicable date of such order or decree or event.

“Non-Trustee Account” has the meaning given to such term in Section 3.01(f).

“Non-U.S. Dollar Lease” has the meaning given to such term in Section 5.03(f)(iv).

“Non-U.S. Person” means a Person who is not a U.S. person, as defined in Rule 902 of Regulation S.

“Note Account” has the meaning given to such term in Section 3.01(a).

“Note Target Price” means, as of any date of determination thereof and with respect to any Aircraft, an amount equal to the sum of (1) the product of (A) the Designated Percentage with respect to such Aircraft and (B) the sum of (i) 110% of the aggregate Outstanding Principal Balance of the Class A Notes plus (ii) any accrued but unpaid interest on such Outstanding Principal Balance, plus (iii) any Credit Facility Expenses then due and payable to the Initial Primary Liquidity Facility Provider plus (2) any related Hedge Breakage Costs minus (3) any related Hedge Breakage Gain.

“Notes” means the Initial Notes, all Additional Notes, if any, all Refinancing Notes, if any, and all Notes, if any, issued in replacement or substitution of a Note.

“Notices” has the meaning given to such term in Section 12.05.

“Obligations” means the Secured Obligations.

“Offering Documents” has the meaning given to such term in the Resale Agreement.

“Officer’s Certificate” means a certificate signed by, with respect to the Issuer, any Director and, with respect to any other Person, any authorized officer, director, trustee or equivalent representative of such Person.

“Operating Bank” means the Person acting, at the time of determination, as the Operating Bank under the Security Trust Agreement.  The initial Operating Bank is Deutsche Bank Trust Company Americas.

“Opinion of Counsel” means a written opinion signed by legal counsel, who may be an employee of or counsel to the Issuer, that meets the requirements of Section 1.03.

“Optional Redemption” means a Redemption of Notes pursuant to Section 3.11(a).

“Outstanding” means (a) with respect to the Notes of any class or subclass at any time, all Notes of such class or subclass theretofore authenticated and delivered by the Trustee except (i) any such Notes cancelled by, or delivered for cancellation to, the Trustee; (ii) any such Notes, or portions thereof, for the payment of principal of and accrued and unpaid interest on which moneys have been deposited in the applicable Note Account or distributed to the Holders thereof by the Trustee and any such Notes, or portions thereof, for the payment or redemption of which moneys in the necessary amount have been deposited in the Defeasance/Redemption Account; provided that if such Notes are to be redeemed prior to the maturity thereof in accordance with the requirements of Section 3.11(a) or 3.11(b), notice of such redemption shall have been given as provided in Section 3.11(c), or provision satisfactory to the Trustee shall have been made for giving such notice; and (iii) any such Notes in exchange or substitution for which other Notes have been authenticated and delivered, or which have been paid pursuant to the terms of this Indenture (unless proof satisfactory to the Trustee is presented that any of such Note is held by a Person in whose hands such Note is a legal, valid and binding obligation of the Issuer); and (b) when used with respect to any evidence of indebtedness other than any Notes means, at any time, any principal amount thereof then unpaid and outstanding (whether or not due or payable).

“Outstanding Principal Balance” means, at any time with respect to any Notes Outstanding, the total principal amount evidenced by such Outstanding Notes unpaid at such time; provided, that, except as provided hereafter, the Outstanding Principal Balance of each Class A-1 Note held by a Class A-1 Commitment Holder as of any date shall be equal to (i) the principal amount theretofore funded by such Class A-1 Commitment Holder thereunder through Advances requested by the Issuer in accordance with Section 2.12 and not repaid as of such date, minus (ii) any portion of the amount specified in clause (i) of this proviso which has theretofore been exchanged for Definitive Notes as provided in Section 2.07(b) or Section 2.07(f) or for interests in Class A-2 Global Notes as provided in Section 2.07(e) or transferred to another Holder; provided, further, that solely for the purposes of determining whether Holders of the requisite Outstanding Principal Balance of Notes have given any request, demand, authorization, direction, notice, consent or waiver under this Indenture, as of any date on which the Class A-1 Commitments shall have not been terminated nor reduced to zero, the Outstanding Principal Balance of the Class A-1 Notes shall be equal to the sum of (x) the Outstanding Principal Balance of the Class A-1 Notes determined as provided in the foregoing proviso, and (y) the sum of all Class A-1 Undrawn Commitments as of such date.

“Outstanding Priority Balance” has the meaning given to such term in Section 4.13.

“Ownership Interest” has the meaning given to such term in Section 5.02(b).

“Partial Loss” means, with respect to any Aircraft, any event or occurrence of loss, damage, destruction or the like which is not a Total Loss.

“Partial Loss Proceeds” means, with respect to any Aircraft, the total proceeds of the insurance or reinsurance (other than in respect of liability insurance) paid in respect of any Partial Loss to any Issuer Group Member.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to the Depositary, shall include Euroclear and Clearstream).

“Parts” means any part, component, appliance, accessory, instrument or other item of equipment (other than any Engine) installed in or attached to (or constituting a spare for any such item installed in or attached to) any Aircraft (other than any Engine).

“Paying Agent” has the meaning given to such term in Section 2.03(a).

“Payment Date” means the 15th day of each month or, if such day is not a Business Day, the next succeeding Business Day.

“Permitted Account Investments” means, in each case (except with regard to clause (f)), book-entry securities, negotiable instruments or securities in registered form that evidence:

(a)           direct obligations of, and obligations fully Guaranteed as to timely payment by, the United States of America (having original maturities of no more than 365 days, or such lesser time as is required for the distribution of funds);

(b)           money market deposit accounts, demand deposits, time deposits, savings deposits or certificates of deposit of the Operating Bank or of depositary institutions or trust companies organized under the laws of the United States of America or any state thereof, or the District of Columbia (or any domestic branch of a foreign bank) (i) having original maturities of no more than 365 days, or such lesser time as is required for the distribution of funds; provided that at the time of Investment or contractual commitment to invest therein, the short-term debt rating of such depositary institution or trust company shall be at least A-1 by Standard & Poor’s and P-1 by Moody’s or (ii) having maturities of more than 365 days and, at the time of the Investment or contractual commitment to invest therein, a rating of AA by Standard & Poor’s and Aa2 by Moody’s; provided that, during any applicable period, not more than 20% of the Issuer’s aggregate Permitted Account Investments may be made in investments described under this clause (b);

(c)           corporate or municipal debt obligations (including, without limitation, open market commercial paper) (i) having remaining maturities of no more than 365 days, or such lesser time as is required for the distribution of funds, having, at the time of the Permitted Account Investment or contractual commitment to invest therein, a rating of at least A-1 or AA by Standard & Poor’s and P-1 or Aa2 by Moody’s or (ii) having maturities of more than 365 days and, at the time of the Investment or contractual commitment to invest therein, a rating of AA by Standard & Poor’s and Aa2 by Moody’s;

(d)           Investments in money market funds (including funds in respect of which the Trustee or any of its Affiliates is investment manager or advisor) having a rating of at least AA by Standard & Poor’s and Aa2 by Moody’s;

(e)           notes or bankers’ acceptances (having original maturities of no more than 365 days, or such lesser time as is required for the distribution of funds) issued by any depositary institution or trust company referred to in (b) above; or

(f)            any other Investments approved pursuant to a Rating Agency Confirmation;

provided, however, that no Investment shall be made in any obligations of any depositary institution or trust company which has a contractual right to set off and apply any deposits held, and other indebtedness owing, by any Issuer Group Member to or for the credit or the account of such bank.

“Permitted Accruals” has the meaning given to such term in Section 3.09(a).

“Permitted Additional Aircraft Acquisition” has the meaning given to such term in Section 5.02(h).

“Permitted Encumbrance” has the meaning given to such term in Section 5.02(b).

“Permitted Tax-Related Disposition” has the meaning given to such term in Section 5.02(g).

“Person” means any natural person, firm, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any political subdivision thereof or any other legal entity, including public bodies.

“Pledged Beneficial Interest” has the meaning given to such term in the Security Trust Agreement.

“Pledged Debt” has the meaning given to such term in the Security Trust Agreement.

“Pledged Membership Interest” has the meaning given to such term in the Security Trust Agreement.

“Pledged Shares” has the meaning given to such term in the Security Trust Agreement.

“Pool Factor” means, with respect to each subclass of Notes on any Payment Date, the “Pool Factor” for such Payment Date set forth in Schedule 8 hereto or in the appendix to such Notes, as the same may be adjusted in accordance with Section 3.12.

“Portfolio” means, at any time, all of the Aircraft then owned by the Issuer Group.

“Precedent Lease” has the meaning given to such term in Section 5.03(f).

“Present Value of Assumed FV” means, with respect to the Assumed FV of any Aircraft, the present value, as of any date of determination, of such Assumed FV for such Aircraft, discounted back to such date of determination at a rate equal to the Assumed Discount Rate.

“Present Value of Future Lease Payments” means, with respect to any Aircraft, as of any date of determination, the present value of the Future Rental Payments assumed to be received by the applicable Issuer Subsidiary under Future Leases in respect of such Aircraft, discounted back to such date of determination at a rate equal to the Assumed Discount Rate.

“Present Value of Lease Payments” means, with respect to any Lease, as of any date of determination, the present value of the contracted Rental Payments (not including maintenance reserves) to be received by the applicable Issuer Subsidiary under such contracted Lease, discounted back to such date of determination at a rate equal to the Assumed Discount Rate.

“Primary Administrative Agent” means, with respect to any date of determination, the Person acting, at such time, in the capacity of the primary administrative agent of the Issuer Group Members under the Administrative Agency Agreement.  The initial Primary Administrative Agent is AerCap Administrative Services Limited.

“Primary Expenses” means all Expenses other than Modification Payments and Refinancing Expenses.

“Primary Liquidity Reserve Account” means any Cash Collateral Account established by or pursuant to a Board Resolution designating such Account as a “Primary Liquidity Reserve Account”.

“Primary Servicer” means the Person acting, at the time of determination, in the capacity as primary servicing agent under the Servicing Agreement.  The initial Primary Servicer is AerCap Ireland.

“Prior Ranking Amounts” means, with respect to any amount to be paid (or retained in the Collections Account) in accordance with Section 3.09(a) or 3.09(b) (as applicable), all amounts, if any, to be paid (or retained in the Collections Account) prior to the payment (or retention) of such amount in accordance with Section 3.09(a) or 3.09(b) (as applicable).

“Prohibited Country” has the meaning determined, from time to time, in accordance with Section 5.03(a).

“Purchase Agreement” means the Purchase Agreement dated as of the Initial Closing Date between the Issuer and the Seller.

“Purchase Option” means a contractual option granted by the lessor or owner under an Aircraft Agreement (including pursuant to a conditional sale agreement) as to the purchase of the applicable Aircraft.

“Qualified Institutional Buyer” or “QIB” shall have the meaning given to such term in Rule 144A.

“Quarterly Report” has the meaning given to such term in Section 2.14(a).

“Rating Agency” means each of Moody’s and Standard & Poor’s and any other nationally recognized rating agency designated by the Issuer; provided that such organizations shall only be deemed to be a Rating Agency for purposes of this Indenture with respect to the Notes they are then rating.

“Rating Agency Confirmation” means a written confirmation in advance of certain actions or transactions contemplated by the Issuer Group from each of the Rating Agencies then rating any of the Notes (unless otherwise specified in the applicable Related Document), that such action or transaction in and of itself will not result in the lowering, qualification or withdrawal by such Rating Agency of its then current credit rating, if any, of any subclass of Notes.

“Received Currency” has the meaning given to such term in Section 12.07(a).

“Receiver” means any Person or Persons appointed as (and any additional Person or Persons appointed or substituted as) administrative receiver, receiver, manager or receiver and manager.

“Record Date” means, with respect to each Payment Date, the close of business on the day that is 15 days prior to such Payment Date or, if 15 days has not passed since the Initial Closing Date, the Initial Closing Date, in any event whether or not such day is a Business Day.

“Redemption” has the meaning given to such term in Section 3.11(c).

“Redemption Date” means the date on which Notes of any subclass are to be redeemed and to the extent applicable, the Class A-1 Commitments are to be cancelled pursuant to Section 3.11.

“Redemption Premium” means

(a) prior to the Initial Advance Date, with respect to the cancellation of any Class A-1 Commitments pursuant to an Optional Redemption under Section 3.11(a), an amount equal to zero;

(b) after the Initial Advance Date, with respect to the redemption of the Class A-1 Notes or the Class A-2 Notes or the cancellation of any Class A-1 Commitments pursuant to an Optional Redemption under Section 3.11(a): (i) an amount due to the applicable Holder of the subclass of Class A Notes being redeemed equal to the product of (x) the Outstanding Principal Balance of the subclass of Class A Notes being redeemed as of the applicable Redemption Date and (y) the Redemption Premium Percentage with respect to such date; and (ii) an amount due to the applicable Class A-1 Commitment Holder equal to the product of (x) the amount of the Class A-1 Commitment being cancelled as of the applicable Redemption Date and (y) the Redemption Premium Percentage with respect to such date; and

(c) with respect to the redemption of any Additional Note or Refinancing Note, an amount equal to the Redemption Premium specified under the terms of such Note.

“Redemption Premium Percentage” means, as of any Redemption Date, the percentages set forth in the table below:

Redemption Date	Class A-1 Notes and Class A-2 Notes

Prior to the Initial Advance Date	0.00%
On or after the Initial Advance Date	1.00%
On or after the one month anniversary of the Initial Advance Date	0.97%

Redemption Date	Class A-1 Notes and Class A-2 Notes

On or after the two month anniversary of the Initial Advance Date	0.94%
On or after the three month anniversary of the Initial Advance Date	0.92%
On or after the four month anniversary of the Initial Advance Date	0.89%
On or after the five month anniversary of the Initial Advance Date	0.86%
On or after the six month anniversary of the Initial Advance Date	0.83%
On or after the seven month anniversary of the Initial Advance Date	0.81%
On or after the eight month anniversary of the Initial Advance Date	0.78%
On or after the nine month anniversary of the Initial Advance Date	0.75%
On or after the ten month anniversary of the Initial Advance Date	0.72%
On or after the eleven month anniversary of the Initial Advance Date	0.69%
On or after the twelve month anniversary of the Initial Advance Date	0.67%
On or after the thirteen month anniversary of the Initial Advance Date	0.64%
On or after the fourteen month anniversary of the Initial Advance Date	0.61%
On or after the fifteen month anniversary of the Initial Advance Date	0.58%
On or after the sixteen month anniversary of the Initial Advance Date	0.56%
On or after the seventeen month anniversary of the Initial Advance Date	0.53%
On or after the eighteen month anniversary of the Initial Advance Date	0.50%
On or after the nineteen month anniversary of the Initial Advance Date	0.47%
On or after the twenty month anniversary of the Initial Advance Date	0.44%
On or after the twenty-one month anniversary of the Initial Advance Date	0.42%
On or after the twenty-two month anniversary of the Initial Advance Date	0.39%
On or after the twenty-three month anniversary of the Initial Advance Date	0.36%
On or after the twenty-four month anniversary of the Initial Advance Date	0.33%
On or after the twenty-five month anniversary of the Initial Advance Date	0.31%

Redemption Date	Class A-1 Notes and Class A-2 Notes

On or after the twenty-six month anniversary of the Initial Advance Date	0.28%
On or after the twenty-seven month anniversary of the Initial Advance Date	0.25%
On or after the twenty-eight month anniversary of the Initial Advance Date	0.22%
On or after the twenty-nine month anniversary of the Initial Advance Date	0.19%
On or after the thirty month anniversary of the Initial Advance Date	0.17%
On or after the thirty-one month anniversary of the Initial Advance Date	0.14%
On or after the thirty-two month anniversary of the Initial Advance Date	0.11%
On or after the thirty-three month anniversary of the Initial Advance Date	0.08%
On or after the thirty-four month anniversary of the Initial Advance Date	0.06%
On or after the thirty-five month anniversary of the Initial Advance Date	0.03%
On or after the thirty-six month anniversary of the Initial Advance Date	0.00%

and (b) with respect to any Additional Note or Refinancing Note, the Redemption Premium Percentage specified therefor by the terms of such Note.

“Redemption Price” means an amount (determined as of the Calculation Date for the Redemption Date for any Redemption pursuant to Section 3.11(a)) equal to:

(a)           with respect to any Initial Notes being redeemed and except as otherwise provided in clause (b) below, the sum of (x) the applicable Redemption Premium and (y) the portion of the Outstanding Principal Balance being redeemed, together with LIBOR Break Costs (if any);

(b)           with respect to any Initial Notes being redeemed under Section 3.11(a) after the giving of a Default Notice or the Acceleration of any of the Notes, the then Outstanding Principal Balance thereof without Redemption Premium or LIBOR Break Costs; and

(c)           with respect to any Notes other than the Initial Notes, as provided in the Board Resolution or indenture supplemental hereto providing for the issuance of such Notes.

“Reference Agency Agreement” means the Reference Agency Agreement dated as of the Initial Closing Date, between the Issuer, the Reference Agent and the Cash Manager pursuant to which LIBOR is determined from time to time.

“Reference Agent” means the Person acting, at the time of determination, in the capacity of the Reference Agent under the Reference Agency Agreement.  The initial Reference Agent is Deutsche Bank Trust Company Americas.

“Reference Date” means, with respect to each Interest Accrual Period, the day that is two Business Days prior to the commencement of such Interest Accrual Period.

“Refinancing” has the meaning given to such term in Section 2.10.

“Refinancing Account” has the meaning given to such term in Section 3.01(a).

“Refinancing Expenses” means all out-of-pocket costs and expenses Incurred in connection with an offering and issuance of Refinancing Notes.

“Refinancing Notes” means any subclass of Notes issued by the Issuer under this Indenture at any time and from time to time after the date hereof, in a Refinancing in accordance with Section 2.10.

“Register” has the meaning given to such term in Section 2.03.

“Registrar” has the meaning given to such term in Section 2.03.

“Regulation S” means Regulation S under the Securities Act.

“Regulation S Global Note” has the meaning given to such term in Section 2.01(c).

“Related Collateral Document” means any letter of credit, third-party or bank guarantee or cash collateral provided by or on behalf of a Lessee to secure such Lessee’s obligations under a Lease.

“Related Documents” means the Administrative Agency Agreement, each Eligible Credit Facility, this Indenture, the Securities, the Reference Agency Agreement, the Security Documents, the Class A-1 Commitment Documents, the Servicing Agreement, the Cash Management Agreement, the Loan, Expenses Apportionment and Guarantee Agreement, the Purchase Agreement, the Shareholder’s Undertaking, the Servicing Agent Fee Letter and any other Acquisition Agreement and any Hedge Agreements. References to “Related Documents” will also include, where the context requires, any Refinancing Notes and any Additional Notes and any guarantees, asset or stock purchase agreements, swap or other interest rate, currency or other hedging agreements or any other agreement entered into or security offered by any Issuer Group Member in connection with any acquisition of Additional Aircraft or Aircraft Conversions and issuance of Additional Notes or Refinancing Notes.

“Relevant Appraisal” means, with respect to any date of determination, the most recent Appraisals obtained in accordance with Section 5.03(c) (and included in a Monthly Report) preceding such date of determination.

“Relevant Information” means any information provided to the Cash Manager by the Trustee, the Security Trustee, the Operating Bank, any Authorized Agent, the Issuer, the Board or any Service Provider.

“Remaining Aircraft” has the meaning given to the term “Remaining Aircraft” in the Purchase Agreement or to that or any comparable term in any other Acquisition Agreement.

“Renewal Lease” has the meaning given to such term in Section 5.03(f).

“Rental Account” has the meaning given to such term in Section 3.01(a).

“Rental Payments” means all rental payments (including maintenance reserves) and other amounts equivalent to a rental payment payable by or on behalf of a Lessee under a Lease including, for the avoidance of doubt, Rent Payments (as defined in the Purchase Agreement) paid to the Issuer pursuant to Clause 4 of the Purchase Agreement.

“Replacement Primary Liquidity Facility” means, for the Initial Primary Liquidity Facility, an irrevocable revolving credit agreement (or agreements) (i) in substantially the form of the Initial Primary Liquidity Facility, including reinstatement provisions, or in such other form or forms (which may include a letter of credit, surety bond, swap, financial insurance policy or guaranty) as shall permit the Rating Agencies to confirm in writing their respective ratings then in effect for the Class A Notes (before downgrading of such ratings, if any, as a result of the downgrading of the ratings of the replaced Initial Primary Liquidity Facility Provider) and, (ii) if not in form and substance substantially the same as the Initial Primary Liquidity Facility in a face amount (or in an aggregate face amount) equal to the then Maximum Commitment for the replaced Initial Primary Liquidity Facility and issued by a Person (or Persons) having an unsecured short-term or long-term (as the case may be) debt rating and a short-term or long-term (as the case may be) issuer credit rating, as the case may be, issued by each Rating Agency which is equal to or higher than the Threshold Rating or, subject to the written consent of the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), such other ratings and qualifications as shall permit the Rating Agencies to confirm in writing their respective ratings, in the case of either clause (i) or (ii) above, then in effect for the Class A Notes (before the downgrading of such ratings, if any, as a result of the downgrading of the ratings of the replaced Initial Primary Liquidity Provider).  Without limitation of the form that a Replacement Primary Liquidity Facility otherwise may have pursuant to the preceding sentence, a Replacement Primary Liquidity Facility may have a stated expiration date earlier than 15 days after the Final Maturity Date of the Class A Notes so long as such Replacement Primary Liquidity Facility provides for a Non-Extension Drawing as contemplated by Section 3.14(d).

“Replacement Primary Liquidity Provider” means a Person (or Persons) who issues a Replacement Primary Liquidity Facility.

“Repossession Insurance” has the meaning given to such term in Section 5.03(h).

“Required Amount” means (a) initially with respect to the Initial Primary Liquidity Reserve Account, zero; provided that, if a Downgrade Drawing, a Non-Extension Drawing or (for the purposes of Section 3.14(f)(ii) hereof and Article II of the Initial Primary Liquidity Facility only) a Final Drawing shall have occurred, the “Required Amount” with respect to the Initial Primary Liquidity Reserve Account shall be the Maximum Commitment, and (b) thereafter, on any Payment Date, with respect to the Primary Liquidity Reserve Account and any Eligible Credit Facility, such amounts as the Board has unanimously determined (and for which a Rating Agency Confirmation and prior written consent of the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) have been received), plus the increase, if any, in the Required Amount for any such Cash Collateral Account or Eligible Credit Facility provided for by the terms of any Additional Notes or Refinancing Notes.

“Required Expense Amount” means, with respect to each Payment Date, the amount of Expenses of the Issuer Group due and payable on the Calculation Date immediately preceding such Payment Date or reasonably anticipated to become due and payable before the next succeeding Payment Date, the accrual of which would be prudent in light of the size and timing of such Expenses (and with respect to any maintenance expenditures or reimbursement amounts, before the third next succeeding Payment

Date), to the extent such Expenses consist of (a) Primary Expenses and (b) any Modification Payments or Refinancing Expenses in respect of which a Permitted Accrual was previously effected by a deposit in the Expense Account (whether or not any such deposit has been previously used to pay any other Primary Expense but excluding any portion of such deposit previously used to pay any Modification Payments or Refinancing Expenses) in each case after giving effect to any withdrawal from any Lessee Funded Account or any drawing upon a Related Collateral Document that is then available for the payment of any such Expense; provided, however, that the Required Expense Amount shall not include any Initial Expenses.

“Required Expenses Shortfall” has the meaning giving to such term in Section 3.07(h).

“Requisition Compensation” means all monies or other compensation receivable by any Issuer Group Member from any government, whether civil, military or de facto, or public or local authority in relation to an Aircraft in the event of its requisition for title, confiscation, restraint, detention, forfeiture or compulsory acquisition or seizure or requisition for hire by or under the order of any government or public or local authority.

“Resale Agreement” means the Resale Agreement dated as of the Initial Closing Date among the Issuer, Calyon as the reselling noteholder agent, AerCap, AerVenture and the Class A-1 Commitment Holders, as the same may be amended or otherwise modified from time to time in accordance with its terms.

“Reserved Cash” means any amounts designated as such in a Board Resolution, subject to the prior written consent of the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing).

“Responsible Officer” means (a) with respect to the Trustee, any officer within the Corporate Trust Office, including any Vice President, Managing Director, Director, Associate, Assistant Vice President, Secretary, Assistant Secretary or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also, with respect to a particular matter, any other officer to whom such matter is referred because of such officer’s knowledge and familiarity with the particular subject, (b) with respect to the Issuer, any Director and (c) with respect to any Person providing an Eligible Credit Facility and the Cash Manager, any authorized officer of such Person.

“Restricted Note” means any Note bearing the Restrictive Legend.

“Restrictive Legend” means the legend in the form set forth in Section 2.02(a).

“Revisions” has the meaning given to such term in Section 5.03(f)(iv).

“Rule 144A” means Rule 144A under the Securities Act.

“Rule 144A Global Note” has the meaning given to such term in Section 2.01(b).

“Secured Obligations” has the meaning given to such term in the Security Trust Agreement.

“Secured Parties” has the meaning given to such term in the Security Trust Agreement.

“Securities” means the Initial Notes, all Additional Notes, if any, and all Refinancing Notes, if any.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security Documents” means the Security Trust Agreement, the Codan Bermuda Share Charge and any document executed pursuant thereto (including the Bermuda Share Charge, the Irish Share Mortgages and the UK Share Charge), or otherwise, for the purpose of granting a security interest in any Collateral to the Security Trustee for the benefit of the Secured Parties or for the purpose of perfecting such security interest, including without limitation, in relation to any Lease.

“Security Interests” means the security interests granted or expressed to be granted in the Collateral pursuant to the Security Trust Agreement.

“Security Trust Agreement” means the Security Trust Agreement dated as of the Initial Closing Date, among the Issuer, each other party thereto and the Security Trustee.

“Security Trustee” means the Person appointed, at the time of determination, as the trustee for the benefit of the Secured Parties pursuant to Section 5.01 of the Security Trust Agreement.  The initial Security Trustee is Deutsche Bank Trust Company Americas.

“Segregated Funds” means, with respect to each Lease, (a) all security deposits provided for under such Lease that have been received from the relevant Lessee or pursuant to the relevant Acquisition Agreement with respect to such Lease, (b) any security deposit pledged to the relevant Lessee by an Issuer Group Member and (c) all other funds, including any maintenance reserves, received from the relevant Lessee or pursuant to the relevant Acquisition Agreement with respect to such Lease and in each case of clause (a), (b) and (c) not permitted, pursuant to the terms of such Lease, to be commingled with the funds of the Issuer Group.

“Seller” means AerVenture Leasing.

“Senior Claim” means, with respect to any Obligations (other than Expenses), all other Obligations the payment of which constitutes a Prior Ranking Amount with respect thereto.

“Senior Claimant” means the holder of a Senior Claim.

“Senior Class” means (a) so long as any Class A Notes are Outstanding, the Class A Notes and (b) after the Class A Notes have been repaid in full and so long as any Class E Notes are Outstanding, the Class E Notes.

“Senior Hedge Payment” means, on any Payment Date, a net payment (if any due) to a Hedge Provider by any Issuer Group Member and any related Hedge Breakage Costs but excluding any Subordinated Hedge Payment.

“Senior Hedge Payments Shortfall” has the meaning giving to such term in Section 3.07(h).

“Senior Trustee” means the Trustee of the Senior Class or, if the Senior Class shall be the Class E Notes, the Class E Note Representative.  If as a result of the foregoing, the Senior Trustee and the Operating Bank are not the same Person, the Senior Trustee shall assume the obligations of the Operating Bank under, and become a party to, the Security Trust Agreement.

“Service Provider” means each of the Trustee, the Servicer, the Servicing Agent, the Administrative Agent, the Cash Manager, the Operating Bank, the Reference Agent and any other service provider retained from time to time by an Issuer Group Member pursuant to the Related Documents.

“Servicer” means, collectively, the Primary Servicer and the Insurance Servicer.

“Servicer’s Pro Forma Lease” has the meaning given to such term in Section 5.03(f)(i).

“Servicing Agent” means the Person acting, at the time of determination, in the capacity as servicing agent under the Servicing Agreement.  The initial Servicing Agent is Calyon.

“Servicing Agent Fee Letter” means the fee letter dated as of the Initial Closing Date between the Issuer and the Servicing Agent.

“Servicing Agreement” means the Servicing Agreement dated as of the Initial Closing Date among the Primary Servicer, the Insurance Servicer, the Primary Administrative Agent, the Financial Administrative Agent, the Issuer Subsidiaries party thereto and the Issuer.

“Shareholders” means the holders of the shares of the Issuer as shall be notified from time to time by the Issuer to the Trustee.  The initial Shareholders shall be the Charitable Trustee, holding 95% of the shares in the Issuer on behalf of the Charitable Trust, and AerVenture Leasing, holding 5% of the shares in the Issuer.

“Shareholder’s Undertaking” means the Deed of Undertaking dated as of the Initial Closing Date among Codan Trust Company Limited, solely in its capacity as trustee of Aircraft Lease Securitisation II Purpose Trust (as the Charitable Trustee), AerVenture Leasing, the Issuer, the Trustee and the Class A-1 Funding Agent.

“Special Indemnity Payments” means (a) any indemnity amounts owing at any time and from time to time by the Issuer to the Class A-1 Commitment Holders under the Resale Agreement, to Calyon under the Indemnification Agreement, to the Servicer under Section 2.03(f) of the Servicing Agreement, (b) any other indemnity amounts owing at any time and from time to time to any other Person party to a Related Document which arise from violations of the Securities Act, the U.S. Securities Exchange Act of 1934, as amended or any other securities law, (c) any indemnification amounts (including without limitation, any and all claims, expenses, obligations, liabilities, losses, damages and penalties) of, or owing to, the Trustee, the Directors, the Security Trustee, the Operating Bank, the Cash Manager, the Depositary, the Note Custodian, any Authorized Agent, the Charitable Trustee, the Issuer Secretary, the Class A-1 Funding Agent, the Class A-1 Commitment Holders and any other Service Provider that are not payable as Expenses and (d) any indemnities or costs due and payable to the Holders of the Class A Notes under Section 6.02 and Section 6.03 of the Class A-1 Note Funding Agreement.

“Standard & Poor’s” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc.

“State of Registration” means, in relation to an Aircraft at any time, the country or state on whose national register such Aircraft is registered at that time under the laws of such country or state in accordance with the applicable provisions of any Lease relating to such Aircraft or, in the absence of any such provisions, Applicable Law.

“Stated Expiration Date” has the meaning given to such term in Section 3.14(d).

“Subordinated Hedge Payments” means any amounts payable by any Issuer Group Member to a Hedge Provider that are subordinated in accordance with the relevant Hedge Agreement (including, but not limited to, any Hedge Breakage Costs payable by any Issuer Group Member to a Hedge Provider if such Hedge Breakage Costs result from an early termination of the related Hedge Agreement with respect to which such Hedge Provider is the “Defaulting Party” or, to the extent subordinated in the relevant Hedge Agreement, an “Affected Party” (as such terms are defined in the related Hedge Agreement), but excluding any amounts payable by a replacement Hedge Provider to the current Hedge Provider).

“Substitute Aircraft” has the meaning given to such term in the Purchase Agreement or to that or any comparable term in any other Acquisition Agreement.

“Substitute Balance” means, at any time of determination, the sum of all Substitute PVs accrued as of such time.

“Substitute Holdback Account” has the meaning given to such term in Section 3.01(a).

“Substitute Holdback Account Balance” means, at any time of determination, the then current balance in the Substitute Holdback Account.

“Substitute Holdback Deposit Amount” has the meaning given to such term in Section 3.01(p).

“Substitute Holdback Distribution Amount” means, for any Substitution Date, an amount equal to the lower of (a) the excess, if any, of the Substitute Holdback Account Balance immediately prior to giving effect to the delivery of the relevant Aircraft over the Substitute Balance immediately after giving effect to the delivery of such Aircraft and (b) the Substitute Holdback Account Balance immediately prior to giving effect to the delivery of the relevant Aircraft.

“Substitute Holdback Release Amount” has the meaning given to such term in Section 3.05(b)(ix).

“Substitute Lease” means each lease associated with a Substitute Aircraft and any aircraft lease agreement which replaces the lease associated with an Aircraft specified in Part One of Exhibit A to the Purchase Agreement, in each case on the Delivery Date of the relevant Aircraft.

“Substitute PV” means, for any date of determination,

(a)           where an Initial Aircraft (other than a Substitute Aircraft) is delivered with a Substitute Lease, an amount equal to the difference between:

(i)            the sum of (A) the Present Value of Lease Payments with respect to the applicable Existing Lease and (B) the Present Value of Future Lease Payments with respect to such Initial Aircraft (assuming the first Future Lease of such Aircraft will commence on the scheduled expiry date of the Existing Lease), and

(ii)           the sum of (A) the Present Value of Lease Payments with respect to such Substitute Lease and (B) the Present Value of Future Lease Payments with respect to such Initial Aircraft (assuming the first Future Lease of such Aircraft will commence on the scheduled expiry date of the Substitute Lease); and

(b)           where a Substitute Aircraft is delivered, an amount equal to the difference between:

(i)            the product of (A) a fraction, the numerator of which is the Initial Appraised Value of the Substitute Aircraft and the denominator of which is the Initial Appraised Value of the Substituted Aircraft and (B) the sum of (x) the Present Value of Lease Payments with respect to the applicable Existing Lease, (y) the Present Value of Future Lease Payments with respect to the applicable

Substituted Aircraft (assuming the first Future Lease of such Aircraft will commence on the scheduled expiry date of the Existing Lease) and (z) the Present Value of Assumed FV with respect to such Substituted Aircraft, and

(ii)           the sum of (A) the Present Value of Lease Payments with respect to the applicable Substitute Lease, (B) the Present Value of Future Lease Payments with respect to such Substitute Aircraft (assuming the first Future Lease of such Aircraft will commence on the scheduled expiry date of the Substitute Lease) and (C) the Present Value of Assumed FV with respect to such Substitute Aircraft.

“Substituted Aircraft” has the meaning given to such term in the Class A-1 Note Funding Agreement.

“Substitution Date” means the date on which any Initial Aircraft is replaced with a Substitute Aircraft or delivered with a Substitute Lease, each in accordance with the Purchase Agreement.

“Swaption” means any option agreement with respect to a Hedge Agreement.

“Taxes” mean any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, loss, damage, liability, expense, additions to tax and additional amounts or costs Incurred or imposed with respect thereto) imposed or otherwise assessed by the United States or by any state, local or foreign government (or any subdivision or agency thereof) or other taxing authority, including, without limitation:  taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth and similar charges; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, taxes on goods and services, gains taxes, license, registration and documentation fees, customs duties, tariffs, and similar charges.

“Termination Notice” has the meaning assigned to such term in the Initial Primary Liquidity Facility.

“Threshold Rating” means the short-term issuer credit rating of A-1 by Standard & Poor’s (or, in the absence of a short-term issuer credit rating by Standard & Poor’s, a long-term issuer credit rating of AA- by Standard & Poor’s) and a short-term unsecured debt rating of P-1 by Moody’s (or, in the absence of a short-term unsecured debt rating by Moody’s, a long-term unsecured debt rating of A1 by Moody’s).

“Third Party Event” has the meaning given to such term in Section 5.03(b).

“TIA” means the U.S. Trust Indenture Act of 1939, as amended.

“Total Loss” means, with respect to any Aircraft (a) if the same is subject to a Lease, a Casualty Occurrence, Total Loss or Event of Loss (each as defined in such Lease) or the like (however so defined); or (b) if the same is not subject to a Lease, (i) its actual, constructive, compromised, arranged or agreed total loss, (ii) its destruction, damage beyond repair or being rendered permanently unfit for normal use for any reason whatsoever, (iii) its requisition for title, confiscation, restraint, detention, forfeiture or any compulsory acquisition or seizure or requisition for hire (other than a requisition for hire for a temporary period not exceeding 180 days) by or under the order of any government (whether civil, military or de facto) or public or local authority or (iv) its hijacking, theft or disappearance, resulting in loss of possession by the owner or operator thereof for a period of 30 consecutive days or longer.  A Total Loss with respect to any Aircraft shall be deemed to occur on the date on which such Total Loss is deemed pursuant to the relevant Lease to have occurred or, if such Lease does not so deem or the relevant Aircraft is not subject to a Lease, (A) in the case of an actual total loss or destruction, damage beyond repair or being rendered permanently unfit, the date on which such loss, destruction, damage or rendering occurs (or, if the date of loss or destruction is not known, the date on which the relevant Aircraft was last heard of); (b) in the case of a constructive, compromised, arranged or agreed total loss, the earlier of (1) the date 30 days after the date on which notice claiming such total loss is issued to the insurers or brokers and (2) the date on which such loss is agreed or compromised by the insurers; (c) in the case of requisition for title, confiscation, restraint, detention, forfeiture, compulsory acquisition or seizure, the date on which the same takes effect; (D) in the case of a requisition for hire, the expiration of a period of 180 days from the date on which such requisition commenced (or, if earlier, the date upon which insurers make payment on the basis of a Total Loss); or (E) in the case of clause (iv) above, the final day of the period of 30 consecutive days referred to therein.

“Total Loss Proceeds” means, in relation to an Aircraft, the total net proceeds of the insurance and reinsurance paid in respect of a Total Loss thereof and includes, in the case of a Total Loss of an airframe which does not involve the Total Loss of all Engines or Parts installed thereon at the time when such Total Loss occurred, the net sale proceeds of any such surviving Engines or Parts.

“Trustee” means, with respect to each subclass of Notes the Person appointed, at the time of determination, as the trustee of such subclass of Notes in accordance with this Indenture.  The initial Trustee for each subclass of Notes is Deutsche Bank Trust Company Americas.

“Trustee Report Distribution” has the meaning given to such term in Section 2.14.

“UK Share Charge” has the meaning given to such term in the Security Trust Agreement.

“U.S. Government Obligations” has the meaning given to such term in Section 11.02.

“U.S. Person” means a U.S. person as defined in Regulation S.

“U.S. Trust” has the meaning given to the term “US Trust” in the Purchase Agreement.

“War Risk Coverage” has the meaning given to such term in Exhibit D.

“Written Notice” means, with reference to the Issuer, the Trustee, the Cash Manager, the Operating Bank, the Administrative Agent or the provider of any Eligible Credit Facility, a written instrument executed by a Responsible Officer of such Person.

Section 1.02           Rules of Construction.  Unless the context otherwise requires:

(a)           A term has the meaning assigned to it and an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

(b)           The terms “herein”, “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

(c)           Unless otherwise indicated in context, all references to Articles, Sections, Schedules or Exhibits refer to an Article or Section of, or a Schedule or Exhibit to, this Indenture.

(d)           Words of the masculine, feminine or neuter gender shall mean and include the correlative words of other genders, and words in the singular shall include the plural, and vice versa.

(e)           The terms “include”, “including” and similar terms shall be construed as if followed by the phrase “without limitation”.

(f)            Unless otherwise indicated, references to a subclass of Notes shall be to the Class A-1 Notes, the Class A-2 Notes, the Class E-1 Notes, or to another subclass of Refinancing Notes or Additional Notes, as applicable; and references to a class of Notes shall be to the Class A Notes and Class E Notes, or to a class of Refinancing Notes or Additional Notes, as applicable.

(g)           References in this Indenture to an agreement or other document (including this Indenture) include references to such agreement or document as amended, replaced or otherwise modified (without, however, limiting the effect of the provisions of this Indenture with regard to any such amendment, replacement or modification), and the provisions of this Indenture apply to successive events and transactions.  References to any Person shall include such Person’s successors in interest and permitted assigns.

(h)           References in this Indenture to any statute or other legislative provision shall include any statutory or legislative modification or re-enactment thereof, or any substitution therefor, and references to any governmental Person shall include reference to any governmental Person succeeding to the relevant functions of such Person.

(i)            References in this Indenture to the Notes of any class or subclass include the conditions applicable to the Notes of such class or subclass; and any reference to any amount of money due or payable by reference to the Notes of any class or subclass shall include any sum covenanted to be paid by the Issuer under this Indenture.

(j)            References in this Indenture to any action, remedy or method of judicial proceeding for the enforcement of the rights of creditors or of security shall be deemed to include, in respect of any jurisdiction other than the state of New York, references to such action, remedy or method of judicial proceeding for the enforcement of the rights of creditors or of security available or appropriate in such jurisdiction as shall most nearly approximate such action, remedy or method of judicial proceeding described or referred to in this Indenture.

(k)           Where any payment is to be made, funds applied or any calculation is to be made hereunder on a day which is not a Business Day, unless any Related Document otherwise provides, such payment shall be made, funds applied and calculation made on the next succeeding Business Day, and payments shall be adjusted accordingly.  Where any calculation is to be made hereunder on a Calculation Date or any amount hereunder is in respect of a Calculation Date, such calculation shall be made as of the close of business on such Calculation Date and such amount shall be in respect of the close of business on such Calculation Date.

Section 1.03           Compliance Certificates and Opinions.  Upon any application or request by the Issuer to the Trustee to take any action under any provision of this Indenture, the Issuer shall furnish to the Trustee an Officer’s Certificate stating that, in the opinion of the signers thereof, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with, and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture or any indenture supplemental hereto shall include:

(a)           a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions in this Indenture relating thereto;

(b)           a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)           a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)           a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 1.04           Acts of Holders.  (a)  Any direction, consent, waiver or other action provided by this Indenture in respect of the Notes of any subclass to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent or proxy duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee, to each Rating Agency where it is hereby expressly required pursuant to this Indenture and to the Issuer.  Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments.  Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose under this Indenture and conclusive in favor of the Trustee or the Issuer, if made in the manner provided in this Section.

(b)           The fact and date of the execution by any Person of any such instrument or writing may be proved by the certificate of any notary public or other officer of any jurisdiction authorized to take acknowledgments of deeds or administer oaths that the Person executing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution sworn to before any such notary or such other officer and where such execution is by an officer of a corporation or association, trustee of a trust or member of a partnership, on behalf of such corporation, association, trust or partnership, such certificate or affidavit shall also constitute sufficient proof of his authority.  The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other reasonable manner which the Trustee deems sufficient.

(c)           In determining whether the Holders have given any direction, consent, request, demand, authorization, notice, waiver or other Act (a “Direction”), under this Indenture, Notes owned by the Issuer or any Affiliate of any such Person shall be disregarded and deemed not to be Outstanding for purposes of any such determination.  In determining whether the Trustee shall be protected in relying upon any such Direction, only Notes which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded.  Notwithstanding the foregoing, (i) if any such Person owns 100% of the Notes of any subclass Outstanding, such Notes shall not be so disregarded as aforesaid, and (ii) if any amount of Notes of such subclass so owned by any such Person have been pledged in good faith, such Notes shall not be disregarded as aforesaid if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Notes and that the pledgee is not the Issuer or any Affiliate of any such Person.

(d)           The Issuer may at its option, by delivery of Officers’ Certificates to the Trustee, set a record date other than the Record Date to determine the Holders in respect of the Notes of any subclass entitled to give any Direction in respect of such Notes.  Such record date shall be the record date specified in such Officer’s Certificate which shall be a date not more than 30 days prior to the first solicitation of Holders in connection therewith.  If such a record date is fixed, such Direction may be given before or after such record date, but only the Holders of record of the applicable subclass at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Outstanding Notes of such subclass have authorized or agreed or consented to such Direction, and for that purpose the Outstanding Notes of such subclass shall be computed as of such record date; provided that no such Direction by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than one year after the record date.

(e)           Any Direction or other action by the Holder of any Note shall bind the Holder of every Note issued upon the transfer thereof or in exchange therefor or in lieu thereof, whether or not notation of such action is made upon such Note.

ARTICLE II

THE NOTES

Section 2.01           Authorized Amount; Terms; Form; Execution and Delivery.

(a)           The aggregate principal amount of any subclass of Notes which may be authenticated and delivered from time to time under this Indenture shall not exceed the maximum Outstanding Principal Balance set forth for such subclass of Notes in this Indenture or, with respect to any subclass of Refinancing Notes or Additional Notes in the Board Resolutions authorizing such subclass; provided that at no time may the Outstanding Principal Balance of any subclass of Refinancing Notes exceed the Redemption Price of the subclass of Notes being refinanced thereby plus Refinancing Expenses relating thereto, and any amount to be deposited in any Cash Collateral Account for such Refinancing Notes; and provided, further, that any Additional Notes shall be issued in accordance with Section 2.11.  All Notes of any class need not be issued at the same time and any class of Notes may be reopened, without the consent of any Holder, for issuances of Additional Notes or Refinancing Notes of such class, subject in all cases to Sections 2.10, 2.11, 3.10, 3.12 and 5.02 and any other applicable provision of this Indenture.

The Initial Notes shall be issued on the Initial Closing Date in three subclasses and shall be designated the Class A-1 Notes, the Class A-2 Notes and the Class E-1 Notes.  Further Class E-1 Notes shall be issued on each Delivery Date in accordance with Section 2.12 and may be issued in accordance with Section 2.20.  Additional subclasses of Class A Notes and Class E Notes may be issued at any time after the Initial Closing Date in accordance with the applicable provisions of this Indenture.

Interest at the Applicable Rate of Interest (or, in the case of any Advance not made on a Payment Date, interest for the portion of any Advance made on such Advance Date, at the Interpolated LIBOR Rate, for the Interest Accrual Period commencing on such Advance Date and ending on the next succeeding Payment Date) shall accrue on any subclass of the Floating Rate Notes during each Interest Accrual Period on the basis of a 360-day year and the actual number of days elapsed in such Interest Accrual Period on the Outstanding Principal Balance of such Notes on the first day of such Interest Accrual Period.  Interest at the Applicable Rate of Interest shall accrue on any subclass of the Fixed Rate Notes from the relevant Closing Date and shall be computed for each Interest Accrual Period on the basis of a 360-day year and one-twelfth of an annual interest payment on the Outstanding Principal Balance of such Notes on the first day of such Interest Accrual Period and, in the case of the first Interest Accrual Period, on the basis of a 360-day year consisting of twelve 30-day months.  Each determination of the

Interpolated LIBOR Rate shall be made by the Class A-1 Funding Agent and communicated in writing to the Issuer and the Trustee in accordance with the terms of the Reference Agency Agreement.

Interest on each subclass of Notes will be due and payable on the Payment Date at the end of each Interest Accrual Period.  Any amount of interest on any subclass of Notes not paid when due shall, to the fullest extent permitted by applicable law, bear interest at an interest rate per annum equal to the Applicable Rate of Interest for such Notes from the date when due until such amount is paid or duly provided for, and be payable on the next succeeding Payment Date, subject to the availability of the Available Collections therefor in accordance with the priority of payments under Section 3.09.

There shall be issued, authenticated and delivered on the Initial Closing Date, in transactions not involving a public offering pursuant to Section 4(2) of the Securities Act (i) to each Initial Class A-1 Commitment Holder, one or more Class A-1 Notes substantially in the form of Definitive Notes without interest coupons attached hereto as Exhibit A-1 showing, on the face thereof, the maximum aggregate Outstanding Principal Balance that may be evidenced by such Class A-1 Note (which, when taken together with the face amount of any other Class A-1 Notes issued to such Initial Class A-1 Commitment Holder hereunder, shall be equal to the Class A-1 Commitment of such Initial Class A-1 Commitment Holder on the Initial Closing Date); and (ii) to the Seller, Class E-1 Notes, substantially in the form of Definitive Notes without interest coupons attached hereto as Exhibit B with an Outstanding Principal Balance in an amount equal to the Initial Expense Amount plus the Initial Expense Reserve Amount.  In addition, on the Initial Closing Date, the Issuer shall execute and deliver to the Trustee, and the Trustee shall authenticate and hold to be used as provided in Section 2.07(e), one or more Class A-2 Rule 144A Global Notes and one or more Class A-2 Regulation S Global Notes, each substantially in the form attached hereto as Exhibit A-2.  After the Initial Closing Date, a Class A-1 Note shall be issued, authenticated and delivered to each Person who becomes a Class A-1 Commitment Holder pursuant to the provisions of Section 7.03(c) of the Class A-1 Note Funding Agreement, and such Class A-1 Note shall show on the face thereof the maximum aggregate Outstanding Principal Balance that may be evidenced by such Class A-1 Note.  On each Delivery Date, the Issuer shall issue and deliver, and the Trustee shall authenticate, Class E-1 Notes, substantially in the form of Class E Notes attached hereto as Exhibit B, in accordance with Section 2.12.  After the Initial Closing Date, the Issuer may issue and deliver, and if so issued, the Trustee shall authenticate, Class E-1 Notes, substantially in the form of Class E Notes attached hereto as Exhibit B, in accordance with Section 2.20.

On each Closing Date, other than the Initial Closing Date, there shall be issued, authenticated and delivered to each of the Holders to the extent not provided for herein, Notes in such principal amounts and maturities and bearing such interest rates as shall be specified in this Indenture, in the Board Resolutions authorizing such Notes or in an indenture supplemental hereto, in each case substantially in the form set forth in the appropriate exhibit hereto or if not set forth as an exhibit hereto then in the form attached as an exhibit to such Board Resolutions or indenture supplemental hereto.

Notes may have such letters, numbers or other marks of identification and such legends or endorsements printed, lithographed or engraved thereon, as may be required to comply with the rules of any securities exchange on which such Notes may be listed or to conform to any usage in respect thereof, or as may, consistently herewith, be prescribed by the Director executing such Notes, such determination by the Director to be evidenced by his or her execution of the Notes.

Definitive Notes of each subclass shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange on which the Notes may be listed, all as determined by the Director or other authorized officer executing such Notes, as evidenced by his or her execution of such Notes.

(b)           Each subclass of Notes (other than the Class E Notes, the Class A-1 Notes and the Class A-2 Notes issued to Institutional Accredited Investors in accordance with Section 2.01(d)) offered and sold in reliance on Rule 144A (including the Class A-2 Notes not sold to Institutional Accredited Investors in accordance with Section 2.01(d)) shall be issued initially in the form of one or more permanent Global Notes in registered form without interest coupons, with such legends as are provided for in Section 2.02, substantially in the form set forth in the appropriate exhibit hereto or if not set forth as an exhibit hereto, then in the form attached as an exhibit to the Board Resolutions authorizing such subclass or in an indenture supplemental hereto (each, a “Rule 144A Global Note”), registered in the name of Cede & Co., as nominee of the Depositary, and shall be duly executed by the Issuer and authenticated by and deposited with the Trustee.  The aggregate principal amount of each Rule 144A Global Note may from time to time be increased or decreased by adjustments made by the Trustee on the applicable Global Note or on the records of the Trustee as hereinafter provided.

(c)           Each subclass of Notes (other than the Class E Notes, the Class A-1 Notes and the Class A-2 Notes issued to Institutional Accredited Investors in accordance with Section 2.01(d)) offered and sold in offshore transactions in reliance on Regulation S (including the Class A-2 Notes not sold to Institutional Accredited Investors in accordance with Section 2.01(d)) shall be issued initially in the form of one or more permanent Global Notes in registered form without interest coupons, with such legends as are provided for in Section 2.02, substantially in the form set forth in the appropriate exhibit hereto or if not set forth as an exhibit hereto, then in the form attached as an exhibit to the Board Resolutions authorizing such subclass or in an indenture supplemental hereto (each, a “Regulation S Global Note”), registered in the name of Cede & Co. as nominee of the Depositary for the respective accounts of Euroclear and Clearstream, and shall be duly executed by the Issuer and authenticated by and deposited with the Trustee.  Until the 40th day after the later of the commencement of the offer of any subclass of Notes initially issued in the form of a Regulation S Global Note or the Closing Date of the offering of such Notes, interests in such Regulation S Global Note may be held only through Participants acting for and on behalf of Euroclear and Clearstream.  The aggregate principal amount of each Regulation S Global Note may from time to time be increased or decreased by adjustments made by the Trustee on the applicable Global Note or on the records of the Trustee as hereinafter provided.

(d)           Each subclass of Notes offered and sold to Institutional Accredited Investors shall be issued as Definitive Notes without interest coupons, and executed by the Issuer and authenticated by the Trustee substantially in the form and with the applicable legends set forth in Exhibit A-2.

(e)           Notwithstanding any provision herein to the contrary, Refinancing Notes and Additional Notes otherwise issued and delivered by the Issuer in accordance with the terms of this Indenture, may be in a form not otherwise specified herein and may contain or be subject to additional transfer and exchange procedures and other requirements subject to prior authorization by one or more Board Resolutions or in any indenture supplemental hereto providing for the form of such Notes.

(f)            On the date of any Refinancing, the Issuer shall issue and deliver as provided in Section 2.10 an aggregate principal amount of Refinancing Notes having the maturities and bearing the interest rates and such other terms authorized by one or more Board Resolutions or in any indenture supplemental hereto providing for the issuance of such Notes or specified in the form of such Notes, in each case in accordance with Section 2.10.

(g)           On the date of the issuance of any Additional Notes, the Issuer shall issue and deliver, as provided in Sections 2.11 and 5.02(f), an aggregate principal amount of Additional Notes having the maturities and bearing the interest rates and such other terms authorized by one or more Board Resolutions or in any indenture supplemental hereto providing for the issuance of such Notes or specified in the form of such Notes, in each case in accordance with Section 2.11.

(h)           The Notes shall be executed on behalf of the Issuer by the manual or facsimile signature of a Director or other authorized officer.

(i)            Each Note bearing the manual or facsimile signatures of any individual who was at the time such Note was executed a Director shall bind the Issuer, notwithstanding that any such individual has ceased to hold such office prior to the authentication and delivery of such Notes or any payment thereon.

(j)            At any time and from time to time after the execution of any Notes, the Issuer may deliver such Notes to the Trustee for authentication and the Trustee shall authenticate such Notes by manual or facsimile signature upon receipt by it of written orders of the Issuer.  The Notes shall be authenticated on behalf of the Trustee by any Responsible Officer of the Trustee.

(k)           No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose, unless it shall have been executed on behalf of the Issuer as provided in clause (h) above and authenticated by or on behalf of the Trustee as provided in clause (j) above.  Such signatures shall be conclusive evidence that such Note has been duly executed and authenticated under this Indenture.  Each Note shall be dated the date of its authentication.

(l)            Participants shall have no rights under this Indenture with respect to any interest in a Global Note held on their behalf by the Depositary or under such Global Note, and the Depositary may be treated by the Issuer, the Trustee and any agent of the Issuer or the Trustee as the absolute owner of such Global Note for all purposes whatsoever (except to the extent otherwise provided herein).  Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and the Participants, the operation of customary practices governing the exercise of the rights of a Holder of any Notes.

Section 2.02           Restrictive Legends.

(a)           Each Global Note and each Definitive Note, and all Notes issued in exchange therefor or upon registration of transfer or substitution thereof (except as provided in Section 2.13(a)), shall bear the following legend (in addition to any other applicable legends or restrictions) on the face thereof:

NEITHER THIS NOTE, NOR ANY INTEREST HEREIN, HAS BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR WITH ANY SECURITIES REGULATORY AUTHORITY IN ANY JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT IN TRANSACTIONS NOT SUBJECT TO, OR EXEMPT FROM THE REGISTRATION REQUIREMENTS OF, THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS.  BY ITS ACQUISITION HEREOF, EACH HOLDER OR BENEFICIAL OWNER OF AN INTEREST HEREIN (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER”, AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), AND HAS ACQUIRED THIS NOTE, OR SUCH INTEREST HEREIN, IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (B) IT IS AN INSTITUTIONAL “ACCREDITED INVESTOR” (AS DEFINED IN RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT) OR AN ENTITY, ALL OF THE EQUITY OWNERS OF WHICH ARE INSTITUTIONAL ACCREDITED INVESTORS (AN “INSTITUTIONAL ACCREDITED INVESTOR”), (C) IT IS NOT A U.S. PERSON, AS DEFINED IN REGULATION S UNDER THE

SECURITIES ACT (“REGULATION S”) AND IS ACQUIRING THIS NOTE, OR SUCH INTEREST HEREIN, IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S OR (D) IT HAS ACQUIRED THIS NOTE, OR SUCH INTEREST HEREIN, PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (“RULE 144”) OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND, IN EACH OF THE CASES (A) THROUGH (D) ABOVE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAW OF ANY STATE IN THE UNITED STATES OR ANY APPLICABLE JURISDICTION; (2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS NOTE, OR AN INTEREST HEREIN, EXCEPT (A) TO THE ISSUER, (B) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A, (C) TO AN INSTITUTIONAL ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS NOTE (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE AND THE DEPOSITARY) AND AN OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT, (D) IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S OR (E) PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 (IF AVAILABLE) OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND, IN EACH OF THE CASES (A) THROUGH (E) ABOVE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION; AND (3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS NOTE, OR A BENEFICIAL INTEREST HEREIN, IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.  IF THE PROPOSED TRANSFEREE IS AN INSTITUTIONAL ACCREDITED INVESTOR OR THE PROPOSED TRANSFER IS PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OTHER THAN RULE 144A OR REGULATION S, THE PROPOSED TRANSFEREE MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND THE ISSUER SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

[THIS NOTE IS SUBJECT TO CERTAIN ADDITIONAL TRANSFER RESTRICTIONS SET OUT IN THE CLASS A-1 NOTE FUNDING AGREEMENT AND THE RESALE AGREEMENT (EACH AS DEFINED IN THE INDENTURE).](1)

(b)           Each Global Note shall also bear the following legend on the face thereof:

(1) Insert only for Class A-1 Notes held by a Class A-1 Commitment Holder.

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IN EXCHANGE FOR THIS NOTE IS REGISTERED IN THE NAME OF CEDE & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO.  OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH ON THE REVERSE HEREOF.

(c)           Each Class A-1 Note held by a Non-U.S. Person or each Regulation S Global Note shall, in addition to the legends specified in Sections 2.02(a) and 2.02(b) (as applicable), bear the following legend on the face thereof:

PRIOR TO THE EXPIRATION OF THE FORTY-DAY PERIOD FROM AND INCLUDING THE LATER OF THE COMMENCEMENT OF THE OFFERING OF THE NOTES EVIDENCED HEREBY AND DATE OF ISSUANCE HEREOF, THIS NOTE, OR ANY BENEFICIAL INTEREST HEREIN, MAY NOT BE RESOLD OR OTHERWISE TRANSFERRED EXCEPT (A) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S, (B) TO AN INSTITUTIONAL ACCREDITED INVESTOR WHO, PRIOR TO ITS PURCHASE OF THIS NOTE, SHALL HAVE SIGNED A LETTER IN THE FORM OF EXHIBIT I TO THE INDENTURE OR (C) TO A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

(d)           Each Class A-1 Note shall also bear the following legend on the face thereof:

THIS NOTE IS SUBJECT TO THE EXCHANGE PROVISIONS SET FORTH UNDER SECTION 2.07(e) OF THE INDENTURE.

(e)           Each Definitive Note (except as provided in Section 2.13(a)) shall also bear the following legend on the face thereof:

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR SUCH CERTIFICATES AND OTHER INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS AND THE OTHER RESTRICTIONS CONTAINED IN THE INDENTURE.

(f)            Each Class A-1 Note and Class A-2 Note shall also bear the following legend on the face thereof:

BY ITS ACQUISITION HEREOF, THE HOLDER REPRESENTS AND AGREES THAT EITHER (A) IT IS NOT AN “EMPLOYEE BENEFIT PLAN” AS DEFINED IN SECTION 3(3) OF THE UNITED STATES EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), THAT IS SUBJECT TO THE FIDUCIARY RESPONSIBILITY REQUIREMENTS OF TITLE I OF ERISA, A “PLAN” AS DESCRIBED IN SECTION 4975(E)(1) OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE “PLAN ASSETS” BY REASON OF AN EMPLOYEE BENEFIT PLAN’S OR PLAN’S INVESTMENT IN SUCH ENTITY OR OTHERWISE OR A GOVERNMENTAL, NON-U.S., CHURCH OR OTHER PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE, LOCAL OR NON-U.S. LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (“SIMILAR LAW”) OR (B) ITS ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR, IN THE CASE OF A GOVERNMENTAL, NON-U.S., CHURCH OR OTHER PLAN, WILL NOT VIOLATE ANY SIMILAR LAW.  AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S.  THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS NOTE IN VIOLATION OF THE FOREGOING RESTRICTIONS.

(g)           Each Class E Note shall also bear the following legend on the face thereof:

IN ADDITION, PRIOR TO ANY TRANSFER OF THIS NOTE, THE TRUSTEE AND THE ISSUER MUST RECEIVE AN OPINION OF COUNSEL FROM COUNSEL TO THE ISSUER IN THE UNITED STATES AND AN OPINION FROM THE TAX ADVISORS TO THE ISSUER IN IRELAND, IN EACH CASE TO THE EFFECT THAT NO ISSUER GROUP MEMBER (AS DEFINED IN THE INDENTURE) SHOULD SUFFER MATERIALLY ADVERSE IRISH OR UNITED STATES TAXES AS A RESULT OF THE TRANSFER.  BY ITS ACQUISITION HEREOF, THE HOLDER REPRESENTS AND AGREES THAT IT IS NOT AN “EMPLOYEE BENEFIT PLAN” AS DEFINED IN SECTION 3(3) OF THE UNITED STATES EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), THAT IS SUBJECT TO THE FIDUCIARY RESPONSIBILITY REQUIREMENTS OF TITLE I OF ERISA, A “PLAN” AS DESCRIBED IN SECTION 4975(E)(1) OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE “PLAN ASSETS” BY REASON OF AN EMPLOYEE BENEFIT PLAN’S OR PLAN’S INVESTMENT IN THE ENTITY OR OTHERWISE OR A GOVERNMENTAL, NON-U.S., CHURCH OR OTHER PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE, LOCAL OR NON-U.S. LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE.  AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S.  THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS NOTE IN VIOLATION OF THE FOREGOING RESTRICTIONS.

Section 2.03           Registrar and Paying Agent.

(a)           With respect to each subclass of Notes, there shall at all times be maintained (i) an office or agency in the location set forth in Section 12.05 where Notes of such subclass may be presented or surrendered for registration of transfer or for exchange (the “Registrar”), (ii) an office or agency in the location set forth in Section 12.05, other than Ireland, where Notes of any subclass may, to the extent required hereunder, be presented for payment (each, a “Paying Agent”) and (iii) an office or agency where notices and demands in respect of the payment of such Notes may be served.  For so long as any Class A-2 Notes are admitted to the Official List of the Irish Stock Exchange and to trading on its Alternative Securities Market, the Issuer shall appoint and maintain a Paying Agent in the European Union (the “EU Paying Agent”).  The Class A-1 Notes shall not be listed on the Irish Stock Exchange.  The Issuer shall cause the Registrar to keep a register of each registered holder of each subclass of Notes, of the increase and decrease thereof, and of the transfer and exchange thereof, as well as of the Outstanding Principal Balance of each Outstanding Note (which, absent manifest error, shall be prima facie evidence of the Outstanding Principal Balance thereof) (the “Register”).  Written notice of any change of location of such office or agency shall be given by the Trustee to the Issuer and the Holders of such subclass.  In the event that no such office or agency shall be maintained or no such notice of location or of change of location shall be given, presentations and demands may be made and notices may be served at the Corporate Trust Office of the Trustee.

(b)           Each Authorized Agent shall be a bank or trust company, shall be a corporation organized and doing business under the laws of the United States or any state or territory thereof or of the District of Columbia, with a combined capital and surplus of at least $75,000,000 (or having a combined capital and surplus in excess of $5,000,000 and the obligations of which, whether now in existence or hereafter incurred, are fully and unconditionally Guaranteed by a corporation organized and doing business under the laws of the United States, any state or territory thereof or of the District of Columbia and having a combined capital and surplus of at least $75,000,000) and shall be authorized under the laws of the United States or any state or territory thereof to exercise corporate trust powers, subject to supervision by Federal or state authorities (such requirements, the “Eligibility Requirements”).  The Trustee shall initially be a Paying Agent and Registrar hereunder with respect to the Notes of each subclass.

(c)           Any corporation into which any Authorized Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, consolidation or conversion to which any Authorized Agent shall be a party, or any corporation succeeding to the corporate trust business of any Authorized Agent, shall be the successor of such Authorized Agent hereunder, if such successor corporation is otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the parties hereto or such Authorized Agent or such successor corporation.

(d)           Any Authorized Agent may at any time resign by giving written notice of resignation to the Trustee and the Issuer.  The Issuer may, and at the request of the Trustee shall, at any time terminate the agency of any Authorized Agent by giving written notice of termination to such Authorized Agent and to the Trustee.  Upon the resignation or termination of an Authorized Agent or if at any time any such Authorized Agent shall cease to be eligible under this Section (when, in either case, no other Authorized Agent performing the functions of such Authorized Agent shall have been appointed by the Trustee), the Issuer shall promptly appoint one or more qualified successor Authorized Agents, reasonably satisfactory to the Trustee, to perform the functions of the Authorized Agent which has resigned or whose agency has been terminated or who shall have ceased to be eligible under this Section.  The Issuer shall give written notice of any such appointment made by it to the Trustee; and in each case the Trustee shall mail notice of such appointment to all Holders of the related subclass as their names and addresses appear on the Register, as the case may be, for such subclass.

(e)           The Issuer agrees to pay, or cause to be paid, from time to time to each Authorized Agent reasonable compensation for its services and to reimburse it for its reasonable expenses to be agreed to pursuant to separate agreements with each such Authorized Agent.

Section 2.04           Paying Agent to Hold Money in Trust.

The Trustee shall require each Paying Agent other than the Trustee to agree in writing that all moneys deposited with any Paying Agent for the purpose of any payment on the Notes shall be deposited and held in trust for the benefit of the Holders (with regard to payments on the Notes) subject to the provisions of this Section.  Moneys so deposited and held in trust shall constitute a separate trust fund for the benefit of the Holders with respect to which such money was deposited.

The Trustee may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, direct any Paying Agent to pay to the Trustee all sums held in trust by such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Section 2.05           Method of Payment.

(a)           On each Payment Date, the Trustee shall, or shall instruct a Paying Agent (other than the EU Paying Agent) to pay, to the extent of the Available Collections therefor transferred to a Note Account, to the Holders all principal, Redemption Price or Outstanding Principal Balance of, and interest on, the Notes of each subclass; provided, that in the event and to the extent receipt of any payment is not confirmed by the Trustee or Paying Agent (other than the EU Paying Agent) by 1:00 p.m. (New York City time) on such Payment Date or any Business Day thereafter, distribution thereof shall be made on the Business Day following the Business Day such payment is received.

(b)           Payments on a Payment Date with respect to (i) any Notes in the form of Global Notes shall be made by wire transfer to or as instructed by the Depositary at least five Business Days before the applicable Payment Date so long as it is the Holder thereof and (ii) Notes in the form of Definitive Notes shall be made by check mailed to each Holder of a Definitive Note determined on the applicable Record Date, at its address appearing in the applicable Register; alternatively, Holders of Definitive Notes having an aggregate principal amount of not less than $1,000,000, upon application in writing to the Trustee, not later than the applicable Record Date, may have such payment made by wire transfer to an account designated by such Holder at a financial institution in New York, New York.  The final payment with respect to any Global Note or Definitive Note, however, shall be made only upon presentation and surrender of such Note by the Holder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent (other than the EU Paying Agent) specified in the notice given by the Trustee or Paying Agent with respect to such final payment.  The Trustee or Paying Agent (other than the EU Paying Agent) shall mail such notice of the final payment of each Note to the Holder thereof, specifying the date and amount of such final payment, no later than five Business Days prior to such final payment and such notice shall also be published by such publication as the Irish Stock Exchange may require and in such other publication as the EU Paying Agent may determine to comply with its obligations hereunder.

(c)           All payments made by the Issuer under the Notes will be made without any deduction or withholding for or on the account of any Tax unless such deduction or withholding is required by applicable law, as modified by the practice of any relevant governmental authority, then in effect.  If the Issuer is so required to deduct or withhold any amounts from such payments, then the Issuer shall increase the amount of the required payment if any to the extent it is required to do so pursuant to Section 6.03 of the Funding Agreement.

Section 2.06           Minimum Denomination.

Class A-1 Notes and Class A-2 Notes shall be issued and may be transferred only in minimum denominations of $200,000.  Each subclass of Class E Notes shall be issued and may be transferred only in minimum denominations of $1,000,000.

Section 2.07           Transfer and Exchange; Cancellation; Increases and Decreases.

(a)           Certain Transfers and Exchanges.  Transfer of any Global Note shall be by delivery.  All Global Notes will be exchanged by the Issuer for Definitive Notes in the form set forth in the appropriate exhibit hereto or if not set forth as an exhibit hereto, then in the form attached to the Board Resolutions authorizing such Global Notes, or set forth in an indenture supplemental hereto if (i) the Depositary notifies the Trustee in writing that it is no longer willing or able to properly discharge its responsibilities as Depositary with respect to such Global Notes and a successor Depositary is not appointed by the Trustee at the request of the Issuer within 90 days of such notice, (ii) as a result of any amendment to or change in, the laws or regulations of Bermuda or Ireland or of any authority therein or thereof having power to tax or in the interpretation or administration of such laws or regulations which become effective on or after the Closing Date, the Issuer or any Paying Agent becomes aware that it is or will be required to make any deduction or withholding from any payment in respect of Notes represented by such Global Note which would not be required if such Notes were in definitive form or (iii) after the occurrence of an Event of Default with respect to any subclass of Notes, Holders of Notes of such subclass representing an aggregate of not less than 51% of the aggregate Outstanding Principal Balance of Notes of such subclass advise the Issuer, the Trustee and the Depositary through the Participants in writing that the continuation of a book-entry system through the Depositary (or a successor thereto) is no longer in the best interests of such Holders.  Upon surrender to the Trustee of the Global Notes of any subclass, accompanied by registration instructions from the Holder of such Global Note, the Issuer shall issue and the Trustee shall authenticate and deliver the Definitive Notes referenced above of such subclass to the owners of interests thereon.

None of the Issuer, the Paying Agent or the Trustee shall be liable for any delay in delivery of such registration instructions and may conclusively rely on, and shall be fully protected in relying on, such instructions as provided in accordance with the terms of this Indenture.  Upon the issuance of Definitive Notes of any subclass, the Trustee shall recognize the Persons in whose name the Definitive Notes are registered in the Register as Holders of such subclass hereunder.  Neither the Issuer nor the Trustee shall be liable if the Trustee or the Issuer is unable to appoint a successor Depositary.

The transfer and exchange of beneficial interests in Global Notes for beneficial interests in other Global Notes shall be effected through the Depositary, in accordance with this Indenture and the Applicable Procedures of the Depositary therefor.  The Trustee shall have no obligation to ascertain the Depositary’s compliance with any restrictions applicable to any such transfer or exchange.

Any beneficial interest in a Global Note of any subclass that is transferred to a Person who will hold such beneficial interest in another Global Note of such subclass will, upon transfer, cease to be an interest in such first Global Note and become an interest in such other Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

Global Notes may also be exchanged or replaced, in whole or in part, as provided in Section 2.08.  Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof pursuant to Section 2.08 shall be authenticated and delivered in the form of, and shall be, a Global Note in registered form.  A Global Note may not be exchanged for another Note other than as provided in Sections 2.07(a), 2.07(d) and 2.08.

(b)                                 Transfer and Exchange of Definitive Notes.  A Holder may transfer a Definitive Note only by written application to the Registrar stating the name of the proposed transferee and otherwise complying with the terms of this Indenture and the applicable legends set forth in Section 2.02.  No such transfer shall be effected until, and such transferee shall succeed to the rights of a Holder only upon, final acceptance and registration of the transfer by the Registrar in the Register; provided that, for the avoidance of doubt, a transferee of Class A-1 Notes shall succeed only to the transferor’s rights to receive any payments due thereunder in respect of the portion so transferred of the Outstanding Principal Balance of such Class A-1 Note through the effective date of such transfer, together with interest thereon at the Applicable Rate of Interest (and other amounts then due and payable) and shall not, unless such transferee simultaneously becomes a Class A-1 Commitment Holder pursuant to the provisions of the Class A-1 Note Funding Agreement, assume or become bound by any obligations of such transferor in respect of Advances to be made to the Issuer pursuant to the Class A-1 Note Funding Agreement; provided further that no transfer of a Definitive Note pursuant to this Section 2.07(b) to an Institutional Accredited Investor shall be effected until the transferee of such Definitive Note shall have provided the Trustee with (i) a certificate in the form of Exhibit I hereto, and (ii) an opinion of counsel acceptable to the Issuer that such transfer is in compliance with the Securities Act; provided further that no transfer of a Definitive Note pursuant to this Section 2.07(b) to a Person that is not (i) a “qualified institutional buyer” within the meaning of Rule 144A, (ii) an institutional “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D that, prior to the transfer of such Definitive Note, signs a letter substantially in the form of Exhibit I hereto, and (iii) in compliance with Rule 904 of Regulation S, shall be effected until, pursuant to an available exemption from registration under the Securities Act and, prior to the proposed transfer, the transferee of such Definitive Note shall have provided the Trustee and the Issuer such certifications, legal opinions or other information as the Issuer may reasonably require to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Prior to the registration of a transfer of a Definitive Note in the Register, the Issuer and the Trustee may deem and treat the applicable registered Holder as the absolute owner and Holder of such Definitive Note for the purpose of receiving payment of all amounts payable with respect to such Definitive Note and for all other purposes and shall not be affected by any written notice to the contrary.  The Registrar (if different from the Trustee) shall promptly notify the Trustee and the Trustee shall promptly notify the Issuer of each request for a registration of transfer of a Definitive Note.

When Definitive Notes are presented to the Registrar with a request to register their transfer or to exchange them for an equal principal amount of Definitive Notes of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested if its requirements for such transactions are met (including, in the case of a transfer, that such Definitive Notes are duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Trustee and Registrar duly executed by the Holder thereof or by an attorney who is authorized in writing to act on behalf of the Holder).  To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Definitive Notes.  Except as set forth in Sections 2.08 and 2.09, no service charge shall be made for any registration of transfer or exchange of any Definitive Notes.

The Registrar shall not be required to exchange or register the transfer of any Definitive Notes during the 15-day period preceding the Final Maturity Date of any such Notes or during the period after the first mailing of any notice of Redemption of Notes to be redeemed.  The Registrar shall not be required to exchange or register the transfer of any Definitive Notes that have been selected, called or are being called for Redemption except, in the case of any Definitive Notes where notice has been given that such Definitive Notes are to be redeemed in part, the portion thereof not so to be redeemed.

(c)                                  Cancellation.  The Issuer at any time may deliver Notes to the Trustee for cancellation.  Each Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for transfer, exchange, payment or purchase.  The Trustee and no one else shall cancel and destroy in accordance with its customary practices in effect from time to time any such Notes, together with any other Notes surrendered to it for registration of transfer, exchange or payment.  The Issuer may not issue new Notes (other than Refinancing Notes issued in connection with any Refinancing) to replace Notes it has redeemed, paid or delivered to the Trustee for cancellation.

(d)                                 Transfers of Global Notes.  Notwithstanding any provision to the contrary herein, so long as a Global Note remains Outstanding and is held by or on behalf of the Depositary, transfers of a Global Note or any interest therein, in whole or in part, shall only be made in accordance with Section 2.07(a) and this Section 2.07(d).

(i)                                     Generally.  Subject to clauses (ii) and (iii) of this Section 2.07(d), transfers of a Global Note shall be limited to transfers of such Global Note in whole, but not in part, to nominees of the Depositary or to a successor of the Depositary or such successor’s nominee.

(ii)                                  Rule 144A Global Note to a Corresponding Regulation S Global Note.  If an owner of a beneficial interest in a subclass of Notes represented by a Rule 144A Global Note deposited with the Depositary wishes at any time to exchange its interest in such Rule 144A Global Note for an interest in the corresponding Regulation S Global Note, or to transfer its interest in such Rule 144A Global Note to a Person who wishes to take delivery thereof in the form of an interest in the corresponding Regulation S Global Note, such owner may, subject to the immediately succeeding sentence and the rules and procedures of the Depositary, exchange or transfer or cause the exchange or transfer of such interest for an equivalent beneficial interest in the corresponding Regulation S Global Note.  Upon receipt of (A) written instructions given in accordance with the Depositary’s procedures from a Participant directing the Trustee, as Registrar, to cause to be credited a beneficial interest in the corresponding Regulation S Global Note in an amount equal to the beneficial interest in the Rule 144A Global Note to be exchanged or transferred, but not less than the minimum denomination applicable to Notes held through such Regulation S Global Note, (B) a written order given in accordance with the Depositary’s procedures containing information regarding the Participant account of the Depositary and, in the case of a transfer or exchange pursuant to and in accordance with Regulation S, the Euroclear or Clearstream account to be credited with such increase and (C) a completed certificate in the form of Exhibit F attached hereto, given by such owner or transferee of such beneficial interest (as applicable), the Trustee, as Registrar, shall instruct the Depositary to reduce the principal amount of the Rule 144A Global Note and to increase the principal amount of the corresponding Regulation S Global Note by the aggregate principal amount of the beneficial interest in the Rule 144A Global Note to be exchanged or transferred, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in such Regulation S Global Note equal to the reduction in the principal amount of the Rule 144A Global Note.

(iii)                               Regulation S Global Note to Rule 144A Global Note.  If an owner of a beneficial interest in a subclass of Notes represented by a Regulation S Global Note deposited with the Depositary wishes at any time to exchange its interest in such Regulation S Global Note for an interest in a corresponding Rule 144A Global Note or to transfer its interest in such Regulation S

Global Note to a Person who wishes to take delivery thereof in the form of an interest in the corresponding Rule 144A Global Note, such owner may, subject to the immediately succeeding sentence and the rules and procedures of Euroclear and Clearstream or the Depositary, as the case may be, cause the exchange or transfer of such interest for an equivalent beneficial interest in the Rule 144A Global Note.  Upon receipt of (A) written instructions from Euroclear and Clearstream or the Depositary, as the case may be, directing the Trustee, as Registrar, to cause to be credited a beneficial interest in the corresponding Rule 144A Global Note equal to the beneficial interest in the Regulation S Global Note to be exchanged or transferred but not less than the minimum denomination applicable to Notes held through such Rule 144A Global Notes, such instructions to contain information regarding the Participant account with the Depositary to be credited with such increase and (b) a completed certificate in the form of Exhibit F attached hereto, given by such owner or the transferee of such beneficial interest (as applicable), the Trustee, as Registrar, will instruct the Depositary to reduce the Regulation S Global Note by the aggregate principal amount of the beneficial interest in the Regulation S Global Note to be transferred or exchanged and shall instruct the Depositary, concurrently with such reduction, to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the corresponding Rule 144A Global Note equal to the reduction in the principal amount of the Regulation S Global Note.

(iv)                              Additional Requirements.

(A)                              In the event that a Global Note is exchanged for Definitive Notes pursuant to Section 2.07(a) hereof, such Notes may be exchanged for one another only in accordance with such procedures and restrictions as are substantially consistent with the provisions above (including certification requirements intended to ensure that such transfers comply with Rule 144A or another exemption from the registration requirements of the Securities Act, or are to Non-U.S. Persons, or otherwise comply with Regulation S, as the case may be) and as may be from time to time adopted by the Issuer and the Trustee.

(B)                                Transfer of Interests in the Global Notes. Notwithstanding anything herein to the contrary, transfers of interests in a Global Note may be made by book-entry transfer of beneficial interests within the relevant Clearing Agency; provided that, prior to the expiration of the forty-day period from the later of the commencement of the offering of Notes evidenced by a Regulation S Global Note and the date of issuance of such Regulation S Global Note, a transfer of interests in such Regulation S Global Note can only be effected as contemplated in Section 2.07(d)(iii) or to a transferee who holds such interest through Euroclear or Clearstream.

(e)                                  Exchange of Class A-1 Notes for Interests in Class A-2 Global Notes.  A Holder of Class A-1 Notes who wishes at any time after the Initial Advance Date to exchange its Class A-1 Notes, in whole or in part, for an interest in a Rule 144A Global Note representing Class A-2 Notes (a “Class A-2 Rule 144A Global Note”) or in a Regulation S Global Note representing Class A-2 Notes (a “Class A-2 Regulation S Global Note” and, together with the Class A-2 Rule 144A Global Note, the “Class A-2 Global Notes”), may cause such exchange on any Payment Date on or after the Initial Advance Date as provided herein.  Upon (A) surrender to the Registrar of the Class A-1 Note to be so exchanged, and (B) receipt by the Registrar, of  (1) a written request of such Holder specifying the amount to be exchanged for or delivered in the form of interests in Class A-2 Rule 144A Global Notes or Class A-2 Regulation S Global Notes (subject, in each case, to the minimum denomination requirements applicable to the Class A-1 Notes and Class A-2 Notes) and containing the information regarding the Participant account or accounts to be credited following such exchange, and (2) a completed certificate in the form of Exhibit F attached hereto, given by such Holder, in each case at least five Business Days prior to the immediately succeeding Payment Date, the Trustee, as Registrar, shall instruct the Depositary on the immediately succeeding Payment Date to credit the accounts of the Participants identified in the written request with such beneficial interests in such Class A-2 Global Notes as such written request shall have instructed that be so exchanged, and shall authenticate and deliver to such Holder a Class A-1 Note representing any remaining balance (if any) of the Class A-1 Note so surrendered and not so exchanged and showing, on the face thereof, if such exchange shall take place prior to the expiration of the Draw Period, the maximum aggregate Outstanding Principal Balance that may be evidenced by such Class A-1 Note (which shall be equal to the sum of (i) any remaining Outstanding Principal Balance not so exchanged, and (ii) Class A-1 Undrawn Commitment (if any) of such Holder as of the date such Class A-1 Note is authenticated and delivered); provided, that, for the avoidance of doubt, a Person who takes delivery thereof in the form of an interest in a Class A-2 Global Note pursuant to this Section 2.07(e) (and any subsequent transferee of such Person) shall succeed only to such Holder’s rights to receive any payments due thereunder in respect of the portion so exchanged of the Outstanding Principal Balance of such Class A-1 Note immediately prior to such exchange, together with interest thereon at the Applicable Rate of Interest and shall not assume or become bound by any obligations of such Holder in respect of Advances to be made to the Issuer pursuant to the Class A-1 Note Funding Agreement.  Any subsequent transfers of interests in Class A-2 Global Notes shall be governed by the provisions of Section 2.07(d).

No exchanges of Class A-1 Notes for interests in Class A-2 Global Notes may occur prior to the Initial Advance Date.

(f)                                    Exchange of Class A-1 Notes for Class A-2 Notes Issued to Institutional Accredited Investors.  A Holder of Class A-1 Notes who wishes at any time after the Initial Advance Date to exchange its Class A-1 Notes, in whole or in part, for one or more Class A-2 Notes issued to Institutional Accredited Investors in accordance with Section 2.01(d) may cause such exchange as provided herein.  Upon (A) surrender to the Registrar of the Class A-1 Note to be so exchanged and (B) receipt by the Registrar, of  (1) a written request of such Holder specifying the amount to be exchanged for a Class A-2 Note that is a Definitive Note (subject, in each case, to the minimum denomination requirements applicable to the Class A-1 Notes and the Class A-2 Notes), (2) a letter in the form of Exhibit I attached hereto given by such Holder and (3) an opinion of counsel acceptable to the Issuer that such transfer is in compliance with the Securities Act, the Registrar shall authenticate and deliver (1) to the transferee, a Class A-2 Note that is a Definitive Note representing the amount of interests to be exchanged as identified in the written request and (2) to such Holder, a Class A-1 Note representing any remaining balance (if any) of the Class A-1 Note so surrendered and not so exchanged and if such Definitive Note is a Class A-1 Note, and if such exchange shall take place prior to the expiration of the Draw Period, the maximum aggregate Outstanding Principal Balance that may be evidenced by such Class A-1 Note (which shall be equal to the sum of (i) any remaining Outstanding Principal Balance not so exchanged and (ii) the Class A-1 Undrawn Commitment (if any) of such Holder as of the date such Class A-1 Note is authenticated and delivered); provided, that, a Person who takes delivery of a Class A-2 Note that is a Definitive Note pursuant to this Section 2.07(f) (and any subsequent transferee of such Person) shall succeed only to such Holder’s rights to receive any payments due thereunder in respect of the portion so exchanged of the Outstanding Principal Balance of such Class A-1 Note immediately prior to such exchange, together with interest thereon at the Applicable Rate of Interest and shall not assume or become bound by any obligations of such Holder in respect of Advances to be made to the Issuer pursuant to the Class A-1 Note Funding Agreement.  Any subsequent transfers of Class A-2 Notes that are Definitive Notes shall be governed by the provisions of Section 2.07(b).

No exchanges of Class A-1 Notes for Class A-2 Notes issued to an Institutional Accredited Investor may occur prior to the Initial Advance Date.

(g)                                 Exchange of Class A-2 Notes Issued to Institutional Accredited Investors for Interests in Class A-2 Global Notes.  A Holder of Class A-2 Notes that are Definitive Notes who wishes at any time to exchange its Class A-2 Notes that are Definitive Notes, in whole or in part, for an interest in a Class A-2 Rule 144A Global Note or in a Class A-2 Regulation S Global Note, or to transfer all or a portion of its Class A-2 Notes that are Definitive Notes to a Person who wishes to take delivery of such Notes in the form of interests in one or more Class A-2 Global Notes may cause such exchange or transfer as provided herein.  Upon (A) surrender to the Registrar of such Class A-2 Note to be so exchanged or transferred and (B) receipt by the Registrar, of (1) a written request of such Holder specifying the amount to be exchanged for or delivered in the form of interests in Class A-2 Rule 144A Global Notes or Class A-2 Regulation S Global Notes (subject, in each case, to the minimum denomination requirements applicable to the Class A-2 Notes) and containing the information regarding the Participant account or accounts to be credited following such exchange or transfer, (2) a certificate in the form of Exhibit F attached hereto properly completed, and (3) an opinion of counsel acceptable to the Issuer that such transfer is in compliance with the Securities Act, the Trustee, as Registrar, shall instruct the Depositary on the immediately succeeding Payment Date to credit the accounts of the Participants identified in the written request with such beneficial interests in such Class A-2 Global Notes as such written request shall have instructed that be so exchanged or transferred, and shall authenticate and deliver to such Holder a Class A-2 Note that is a Definitive Note representing any remaining balance (if any) of the Class A-2 Note so surrendered and not so exchanged or transferred; provided, that, a transferee of Class A-2 Notes that are Definitive Notes that takes delivery thereof in the form of an interest in a Class A-2 Global Note pursuant to this Section 2.07(g) (and any subsequent transferee of such transferee) shall succeed only to such Holder’s rights to receive any payments due thereunder in respect of the portion so transferred of the Outstanding Principal Balance of such Class A-2 Note that is a Definitive Note immediately prior to such transfer, together with interest thereon at the Applicable Rate of Interest and shall not assume or become bound by any obligations of such Holder in respect of Advances to be made to the Issuer pursuant to the Class A-1 Note Funding Agreement.  Any subsequent transfers of interests in Class A-2 Global Notes shall be governed by the provisions of Section 2.07(d).

(h)                                 Notice to Listing Agent.  In the event that any interest in a Class A-1 Note is exchanged for an interest in a Class A-2 Note in accordance with this Indenture, the Trustee, as Registrar, shall promptly (but, in any event no later than the next following Payment Date) send a notice in writing, substantially in the form of Exhibit J hereto, to the Listing Agent (A) notifying it of such exchange, (B) confirming the Outstanding Principal Balance of the Class A-2 Notes as a consequence of such exchange and (C) instructing the Listing Agent to send a notice to the Companies Announcement Office of the Irish Stock Exchange notifying it of the increase in the Outstanding Principal Balance of the Class A-2 Notes.

Following receipt of such notice from the Registrar, the Listing Agent shall promptly send notice to the Companies Announcement Office of the Irish Stock Exchange notifying it of the increase of the Outstanding Principal Balance of the Class A-2 Notes.  The Listing Agent shall be entitled to rely on the information provided to it in any notice from the Registrar under this Section 2.07(h) without any further investigation and shall not be obliged to take any action unless it actually receives such notice.  The Listing Agent shall have no liability to any party for acting in accordance with the instructions set out in any such notice, or in the event that the Trustee, as Registrar, fails to give notice to it as contemplated by this Section 2.07(h), or for any delay on the part of the Trustee, as Registrar, in giving such notice.  Save as expressly set out in this Section 2.07(h), the Listing Agent shall assume no obligations and shall have no liability to any party under this Indenture.

Section 2.08                                Mutilated, Destroyed, Lost or Stolen Notes.

If any Definitive Note or Global Note shall become mutilated, destroyed, lost or stolen, the Issuer shall, upon the written request of the Holder thereof and presentation of such Note or satisfactory evidence of destruction, loss or theft thereof to the Trustee or Registrar issue, and the Trustee shall authenticate, and the Trustee or Registrar shall deliver in exchange therefor or in replacement thereof, a new Definitive Note or Global Note of the same subclass, payable to such Holder in the same principal amount, of the same maturity, with the same payment schedule, bearing the same interest rate and dated the date of its authentication.  If the Definitive Note or Global Note being replaced has become mutilated, such Note shall be surrendered to the Trustee or the Registrar and forwarded to the Issuer by the Trustee or the Registrar.  If the Definitive Note or Global Note being replaced has been destroyed, lost or stolen, the Holder thereof shall furnish to the Issuer, the Trustee or the Registrar (a) such security or indemnity as may be required by them to save the Issuer, the Trustee and the Registrar harmless and (b) evidence satisfactory to the Issuer, the Trustee and the Registrar of the destruction, loss or theft of such Definitive Note or Global Note and of the ownership thereof.  The Holder(s) will be required to pay any tax or other governmental charge imposed in connection with such exchange or replacement and any other expenses (including the fees and expenses of the Trustee and the Registrar) connected therewith.

Section 2.09                                Payments of Transfer Taxes.

Upon the transfer of any Note or Notes pursuant to Section 2.07, the Issuer or the Trustee may require from the party requesting such new Note or Notes payment of a sum to reimburse the Issuer or the Trustee for, or to provide funds for the payment of, any transfer tax or similar governmental charge payable in connection therewith.

Section 2.10                                Refinancing of Class A Notes.

(a)                                  Subject to paragraphs (b), (c) and (d) below and Section 5.02(f)(ii), the Issuer may issue Refinancing Notes pursuant to this Indenture for the purpose of refinancing the Outstanding Principal Balance of any subclass of Class A Notes (including refinancings of Refinancing Notes) and/or Additional Notes.  Each refinancing of any subclass of Class A Notes with the proceeds of an offering of Refinancing Notes (a “Refinancing”) shall be authorized pursuant to one or more Board Resolutions and shall be effected only following a Rating Agency Confirmation and obtaining the prior written consent of the Initial Primary Liquidity Facility Provider (unless the Initial Primary Liquidity Facility Non-Consent Event has occurred or will occur in connection with such Refinancing) and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing or will occur in connection with such Refinancing).  Each Refinancing Note shall constitute a “Note” for all purposes under this Indenture, and shall have the class or subclass designation and such further designations added or incorporated in such title as specified in the related Board Resolutions, in any indenture supplemental hereto providing for the issuance of such Notes or specified in the form of such Notes, as the case may be.  In addition, on any date after the Initial Closing Date and prior to the Initial Advance Date, the Issuer may cancel the Class A-1 Notes in full (but not in part), provided that the Issuer has paid in full any and all Expenses and other obligations due and owing to the Class A-1 Funding Agent and the Class A-1 Commitment Holders prior to such cancellation.

(b)                                 A Refinancing of any subclass of Class A Notes in whole (but not in part) may occur on any Business Day after the Initial Advance Date and shall be effected as an Optional Redemption pursuant to Section 3.11.  On the date of any Refinancing, the Issuer shall issue and sell an aggregate principal amount of Refinancing Notes not to exceed the Redemption Price (including any LIBOR Break Costs) of the Notes being refinanced thereby plus the Refinancing Expenses relating thereto, and any amount to be deposited in any Cash Collateral Account for such Refinancing Notes.  The proceeds of each sale of Refinancing Notes shall be used to make the deposit required by Section 3.11(d), to pay such Refinancing Expenses, and to fund such Cash Collateral Account.

(c)                                  Each Refinancing Note shall contain such terms as may be established in or pursuant to the related Board Resolutions (subject to Section 2.01), in any indenture supplemental hereto providing for the issuance of such Notes or specified in the form of such Notes to the extent permitted below, and shall have the same ranking pursuant to Section 3.09 with respect to all other Obligations as the Notes of the class to which such Refinancing Notes belong (and, with respect to other subclasses of such class, as provided in Section 3.10).  Prior to any Refinancing, any or all of the following, as applicable, with respect to the related issue of each subclass of Refinancing Notes shall have been determined by the Issuer and set forth in one or more Board Resolutions, in any indenture supplemental hereto or specified in the form of such Notes, as the case may be:

(i)                                     the Class A Notes to be refinanced by such Refinancing Notes;

(ii)                                  the aggregate principal amount of such Refinancing Notes that may be issued;

(iii)                               the proposed date of such Refinancing, subject to revocation or cancellation as provided in Section 3.11(e);

(iv)                              the Expected Final Payment Date and the Final Maturity Date of such Refinancing Notes;

(v)                                 whether such Refinancing Notes are to have the benefit of any Eligible Credit Facility or other credit support and/or any increase in Required Amount for any Cash Collateral Account for the related class or classes of Notes and, if so, the amount and terms thereof;

(vi)                              the rate at which such Refinancing Notes shall bear interest or the method by which such rate shall be determined;

(vii)                           if other than denominations of $200,000 or higher integral multiples of $1,000 (with respect to Class A Notes) or $1,000,000 or higher (with respect to Class E Notes), the denomination or denominations in which such Refinancing Notes shall be issuable;

(viii)                        whether beneficial owners of interests in any such permanent global Refinancing Note may exchange such interests for Refinancing Notes of the same class or subclass and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in Section 2.07, and the circumstances under which and the place or places where any such exchanges may be made and the identity of any initial depositary therefor if not the Depositary;

(ix)                                any adjustments to be made, consistent with Sections 3.10 and 3.12, to the applicable Pool Factors as a result of the issuance of such Refinancing Notes;

(x)                                   the class and subclass of Notes to which such Refinancing Notes belong;

(xi)                                any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to such Refinancing Notes (which terms shall comply with Applicable Law and not be inconsistent with the requirements or restrictions of this Indenture, including Section 5.02(f)(ii)).

If any of the terms of any issue of Refinancing Notes are established by action taken pursuant to one or more Board Resolutions, such Board Resolutions shall be delivered to the Trustee setting forth the terms of such Refinancing Notes.

(d)                                 In connection with any Refinancing of a subclass of Class A Notes that has occurred with the prior written consent of the Initial Primary Liquidity Facility Provider, the Initial Primary Liquidity Facility shall be amended to cover such subclass of Class A Notes and the Initial Primary Liquidity Facility Provider shall deliver a new primary liquidity facility or amended Initial Primary Liquidity Facility, as applicable, to the Trustee.  In connection with the amendment of the Initial Primary Liquidity Facility to cover the Refinancing Notes, the Initial Primary Liquidity Facility Provider agrees to deliver to the Issuer, on or prior to the date of Refinancing, legal opinions and corporate documents in respect of the amended Initial Primary Liquidity Facility, substantially similar in form, scope and substance to the legal opinions and corporate documents delivered by the Initial Primary Liquidity Facility Provider on the Initial Closing Date.  The Initial Primary Liquidity Facility Provider agrees that its rights of reimbursement in respect of the drawings under the amended Initial Primary Liquidity Facility will be the same as its rights of reimbursement set forth in Section 3.09, and fees payable in respect of the amended Initial Primary Liquidity Facility shall be on the same basis and terms as the fees paid in respect of the Initial Primary Liquidity Facility entered into on the Initial Closing Date.

(e)                                  In connection with any Refinancing of a subclass of Class A Notes, the Issuer shall pay to all parties to the Related Documents all reasonable costs and expenses related thereto.

Section 2.11                                Additional Notes.

(a)                                  Subject to Section 2.01(a) and the next succeeding two sentences and paragraph (b) below and Section 5.02(f)(iv) and, in the case of Additional Class E Notes, Section 5.02(f)(viii), as applicable, the Issuer may issue Additional Notes pursuant to this Indenture, the proceeds of which in each case shall be used to acquire Additional Aircraft or make Conversion Payments, as the case may be, or to make payments into a Cash Collateral Account or the Collections Account as Reserved Cash or to pay expenses related thereto (each, an “Additional Issuance”).  Each issuance of Additional Notes shall be authorized pursuant to one or more Board Resolutions and shall be effected only following a Rating Agency Confirmation and upon obtaining the prior written consent of the Class A-1 Trustee (acting at the written direction of all of the Holders of the Class A-1 Notes), the Initial Primary Liquidity Facility Provider (unless the Initial Primary Liquidity Facility Non-Consent Event has occurred), the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and the Holders of the Class E Notes.

(b)                                 Each subclass of Additional Notes shall contain such terms as may be established in or pursuant to the related Board Resolutions (subject to Section 2.01), in any indenture supplemental hereto providing for the issuance of such Notes or specified in the form of such Notes to the extent permitted below, and shall have the same ranking pursuant to Section 3.09 with respect to all other Obligations as the Notes of the class to which such subclass of Additional Notes belong (and, with respect to other subclasses of such class, as provided in Section 3.10).  Prior to any Additional Issuance, any or all of the following, as applicable, with respect to the related Additional Notes shall have been determined by the Issuer and set forth in one or more Board Resolutions, in any indenture supplemental hereto or specified in the form of such Notes, as the case may be:

(i)                                     the subclass of Additional Notes to be issued;

(ii)                                  with respect to each such subclass of Additional Notes:

(A)                              the aggregate principal amount of any such Additional Notes that may be issued;

(B)                                the proposed date of such Additional Issuance;

(C)                                the Expected Final Payment Date and the Final Maturity Date of any such Additional Notes;

(D)                               whether any such Additional Notes are to have the benefit of any Eligible Credit Facility or other credit support and/or any increase in Required Amount for any Cash Collateral Account for the related class or classes of Notes and, if so, the amount and terms thereof;

(E)                                 the rate at which any such Additional Notes shall bear interest or the method by which such rate shall be determined;

(F)                                 if other than denominations of $200,000 or higher integral multiples of $1,000 (with respect to Class A Notes) or $1,000,000 or higher (with respect to Class E Notes), the denomination or denominations in which any such Additional Notes shall be issuable;

(G)                                any adjustments to be made, consistent with Sections 3.10 and 3.12, to the applicable Pool Factors as result of the issuance of any such Additional Notes; and

(H)                               any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to any such Additional Notes (which terms shall comply with Applicable Law and not be inconsistent with the requirements or restrictions of this Indenture, including Section 5.02(f)(iv));

(iii)                               to what extent the proceeds of such Additional Notes are to be used to acquire Additional Aircraft or to make Conversion Payments, or both, and:

(A)                              in the case of Additional Aircraft, a description of such Additional Aircraft and the Expected Useful Life of such Additional Aircraft; and

(B)                                in the case of Conversion Payments, a description of the Aircraft to be converted and the Expected Useful Life of such Aircraft.

If any of the terms of any issue of any such Additional Notes are established by action taken pursuant to one or more Board Resolutions, such Board Resolutions shall be delivered to the Trustee setting forth the terms of such Additional Notes.

Section 2.12                                Delivery of Initial Aircraft.

(a)                                  Upon delivery to the Trustee of Written Notice from the Administrative Agent stating (i) that an Initial Aircraft is expected to be delivered under and in accordance with the Purchase Agreement and (ii) the Aircraft Allocation Amount for such Aircraft, during the Draw Period the Issuer may request Advances under the Class A-1 Note Funding Agreement in an amount equal to such Aircraft Allocation Amount by delivering a Borrowing Request to the Class A-1 Funding Agent (with a copy to the Trustee) in the form and manner set forth in the Class A-1 Note Funding Agreement and direct the proceeds of such Advances to be deposited into the Funding Account in accordance with the Class A-1 Note Funding Agreement and Section 3.05.

(b)                                 Upon receipt by the Trustee of a certificate executed by a Director stating (i) that an Aircraft has been delivered under and in accordance with the Purchase Agreement, (ii) that no waiver of the applicable conditions specified in Clause 13.2 of the Purchase Agreement has occurred with respect to such Aircraft (or the relevant Company or U.S. Trust) without prior written notification to the Rating Agencies and the prior written consent of the Class A-1 Funding Agent, (iii) that a Class E-1 Note shall be issued to the Seller on the applicable Delivery Date in a principal amount equal to the Initial Appraised Value of the Aircraft (or, if such Aircraft is a Substitute Aircraft, of the Substitute Aircraft) minus the Aircraft Allocation Amount for such Aircraft (or such Substitute Aircraft, as applicable) and as such amount may be adjusted according to the Purchase Agreement, and specifying the principal amount of such Class E-1 Note to be issued and (iv) the Aircraft Allocation Amount for such Aircraft (or such Substitute Aircraft, as applicable), and wire instructions for the payment of such funds, the Trustee shall (w) authenticate a Class E-1 Note issued by the Issuer in a principal amount equal to the amount certified by the Issuer with respect to such Aircraft to, and register such Note in the name of, the Seller, (x) transfer an amount equal to such Aircraft Allocation Amount from the Funding Account to the Aircraft Purchase Account in accordance with Section 3.05, (y) transfer funds in the amount of such Aircraft Allocation Amount from the Aircraft Purchase Account in the amount so certified and in accordance with the written instructions provided by the Issuer in accordance with Section 3.05(a) and (z) cause the Class A-1 Notes of each Class A-1 Commitment Holder to be credited by the pro rata amount of the Advances advanced by such Class A-1 Commitment Holder in accordance with Section 2.17.

Section 2.13                                Special Transfer Provisions.

(a)                                  Restrictive Legend.  Upon the transfer, exchange or replacement of Definitive Notes not bearing the Restrictive Legend, the Registrar shall deliver Definitive Notes that do not bear the Restrictive Legend.  Upon the transfer, exchange or replacement of Definitive Notes bearing the Restrictive Legend, the Registrar shall deliver only Definitive Notes that bear the Restrictive Legend unless, in the case of Class A Notes, there is delivered to the Registrar an Opinion of Counsel reasonably satisfactory to the Issuer and the Trustee to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act.

(b)                                 Transfers of Class E Notes.  Subject to the provisions of Section 2.07(b), Class E Notes may be transferred only if (i) the Trustee, the Class A-1 Trustee, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and the Issuer receive an Opinion of Counsel from Milbank, Tweed, Hadley & McCloy LLP or another legal or accounting firm that is nationally recognized as an expert in U.S. taxation acting as counsel to the Issuer in the United States to the effect that no Issuer Group Member or Noteholder should suffer materially adverse United States tax consequences as a result of the transfer and (ii) an opinion from KMPG Tax Advisors or another legal or accounting firm that is nationally recognized as an expert in Irish taxation acting as tax advisor to the Issuer in Ireland to the effect that no Issuer Group Member or Noteholder should suffer materially adverse Irish tax consequences as a result of the transfer.

Section 2.14                                Statements to Holders.

(a)                                  The Issuer shall cause the Administrative Agent to deliver to the Trustee, the Cash Manager and the Directors, and the Trustee shall (or shall instruct any Paying Agent to) distribute or make available to each Holder (including any beneficial owners of Global Notes by delivery to the Depositary), the Initial Primary Liquidity Facility Provider, the Class A-1 Funding Agent, each Hedge Provider and each Rating Agency (any such distribution, a “Trustee Report Distribution”), on the second Business Day before each Payment Date and on any other date for distribution of any payments with respect to each subclass of Notes then outstanding, a monthly report, substantially in the form attached as Exhibit E hereto prepared by the Administrative Agent and setting forth the information described therein after giving effect to such payment (each, a “Monthly Report”).  The annual Appraisals delivered to the Trustee pursuant to Section 5.03(c) will be reflected in the first Monthly Report following such delivery.  By the 15th day of February, May, August and November, the Administrative Agent shall distribute to the

Trustee, who shall on the next Payment Date make a Trustee Report Distribution of, a report including (i) a statement setting forth an analysis of the Collections Account activity for the preceding fiscal quarter ended March 31, June 30, September 30 and December 31, respectively, (ii) a discussion and analysis of such activity and of any significant developments affecting the Issuer Group in such quarter and (iii) an updated description of the Aircraft then in the Portfolio and the related Lessees (each, a “Quarterly Report”).  On or prior to June 30 of each year, commencing in 2009, the Administrative Agent shall distribute to the Trustee, who shall on the next Payment Date make a Trustee Report Distribution of, a report including (x) a statement setting forth an analysis of the Collections Account activity for the preceding fiscal year ended December 31, (y) a discussion and analysis of such activity and of any significant developments affecting the Issuer Group in such year and (z) updated information with respect to the Aircraft then in the Portfolio (each, an “Annual Report”).  Each Annual Report shall include audited consolidated financial statements of the Issuer Group.  Each Quarterly Report and Annual Report shall also contain a quarterly or annual, as the case may be, statement of (a) the Aircraft on ground distinguishing between those on ground due to any repossessions and those subject to re-marketing for re-leasing and (b) a comparison of actual versus expected payment results.  The Trustee shall deliver a copy of, or make available via a website, each Quarterly Report and Annual Report to any Holder or other Secured Party who requests a copy thereof, and with respect to the Annual Report, to the Class A-1 Funding Agent.

(b)                                 The Issuer shall cause the Administrative Agent to deliver, after the end of each calendar year but not later than the latest date permitted by law, to the Trustee, the Cash Manager, the Initial Primary Liquidity Facility Provider, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and the Directors, and the Trustee shall (or shall instruct any Paying Agent to) furnish to each Person who at any time during such calendar year was a Holder of any subclass of Notes during such calendar year, a statement prepared by the Administrative Agent containing the sum of the amounts determined pursuant to Exhibit E hereto with respect to the subclass of Notes for such calendar year or, in the event such Person was a Holder of any subclass during only a portion of such calendar year, for the applicable portion of such calendar year, and such other items as are readily available to the Administrative Agent and which a Holder shall reasonably request as necessary for the purpose of such Holder’s preparation of its U.S. federal income or other tax returns.  So long as any of the Notes are Global Notes, such report and such other items will be prepared on the basis of such information supplied to the Administrative Agent by the Trustee, and will be available for forwarding by the Trustee to the Depositary and the applicable beneficial owners in the manner described above.  In the event that any such information has been provided by any Paying Agent directly to such Person through other tax-related reports or otherwise, the Trustee in its capacity as Paying Agent shall not be obligated to comply with such request for information.

(c)                                  The Issuer shall cause a copy of each statement, report or document described in Section 2.14(a) and Section 6.11 to be concurrently delivered by the Administrative Agent to each Rating Agency and the Primary Servicer and for so long as any Notes are admitted to the Official List of the Irish Stock Exchange, to the Companies Announcement Office of the Irish Stock Exchange.

(d)                                 At such time, if any, as the Notes of any subclass are issued in the form of Definitive Notes, the Trustee shall prepare and deliver the information described in Section 2.14(b) to each Holder of a Definitive Note of such subclass for the relevant period of ownership of such Definitive Note as appears on the records of the Registrar.

(e)                                  Following each Payment Date and any other date specified herein for distribution of any payments with respect to the Notes and prior to a Refinancing or Redemption, the Trustee shall cause notice thereof to be given (i) by either of (A) the information contained in such notice appearing on the relevant page of the Reuters Screen or such other medium for the electronic display of data as may be approved by the Trustee and notified to Holders or (B) publication in the Financial Times (European Edition) and The Wall Street Journal (National Edition) or, if either newspaper shall cease to be published or timely publication therein shall not be practicable, in such English language newspaper or newspapers as the Trustee shall approve having a general circulation in Europe and the United States and (ii) as long as Global Notes are held through the facilities of the Depositary, Euroclear and/or Clearstream, and so long as such Notes are admitted to the Official List of the Irish Stock Exchange and to trading on its Alternative Securities Market and the rules of such exchange so permit as advised by the Listing Agent, delivery of the relevant notice to the Depositary, Euroclear and/or Clearstream for communication by them to the beneficial owners of the Global Notes of such subclass.

Notwithstanding the above, any notice to the Holders of any class or subclass of Floating Rate Notes specifying an interest rate for such Notes, any Payment Date, any principal payment or any payment of premium, if any, shall be validly given by delivery of the relevant notice to the Depositary, Euroclear and/or Clearstream for communication by them to such Holders, and shall be promptly delivered to the Listing Agent and made available at the offices of the EU Paying Agent and the Irish Stock Exchange (other than notices required to be delivered by the Administrative Agent or the Cash Manager under the Related Documents).

(f)                                    The Trustee shall be at liberty to sanction some other method of giving notice to the Holders of any subclass if, in its opinion, such other method is reasonable, having regard to the number and identity of the Holders of such subclass and/or to market practice then prevailing, is in the best interests of the Holders of such subclass and will comply with the rules of the Alternative Securities Market of the Irish Stock Exchange as confirmed by the Listing Agent or such other stock exchange (if any) on which the Notes of such subclass are then listed, and any such notice shall be deemed to have been given on such date as the Trustee may approve; provided that notice of such method is given to the Holders of such subclass in such manner as the Trustee shall require.

Section 2.15                                CUSIP, CCN and ISIN Numbers.

The Issuer in issuing the Notes may use “CUSIP”, “CCN”, “ISIN” or other identification numbers (if then generally in use), and if so, the Trustee shall use CUSIP numbers, CCN numbers, ISIN numbers or other identification numbers, as the case may be, in notices of redemption or exchange as a convenience to Holders; provided that any such notice shall state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption or exchange and that reliance may be placed only on the other identification numbers printed on the Notes; provided further, that failure to use “CUSIP”, “CCN”, “ISIN” or other identification numbers in any notice of redemption or exchange shall not affect the validity or sufficiency of such notice.

Section 2.16                                Holder Representations and Covenants.

Each Holder and beneficial owner of a Class A Note, by the purchase of such Note or beneficial interest therein, covenants and agrees that it will treat such Note as indebtedness for all purposes and will not take any action contrary to such characterization, including, without limitation, filing any tax returns or financial statements inconsistent therewith.

Section 2.17                                Advances Under the Class A-1 Note Funding Agreement and Increases and Decreases of Class A-1 Notes Held by Class A-1 Commitment Holders.

(a)                                  Each Class A-1 Commitment Holder shall make Advances to the Issuer on the terms set forth in the Class A-1 Note Funding Agreement in an aggregate amount at any time Outstanding up to such Class A-1 Commitment Holder’s Class A-1 Commitment.  Subject to compliance with the Class A-1

Note Funding Agreement, the Issuer will be permitted to request Advances (with written notice to the Trustee) in an aggregate amount at any time Outstanding up to the Class A-1 Commitments in accordance with the terms of the Class A-1 Note Funding Agreement.

(b)                                 Upon funding an Advance by a Class A-1 Commitment Holder in accordance with the Class A-1 Note Funding Agreement, the Trustee, upon the written request of such Class A-1 Commitment Holder, shall increase the Outstanding Principal Balance of the Class A-1 Notes held by such Class A-1 Commitment Holder in an amount equal to the amount of each Advance made by such Class A-1 Commitment Holder pursuant to the Class A-1 Note Funding Agreement on the date that such Advance is made, and the Registrar shall note such increase in the Register in accordance with Section 2.03(a).

(c)                                  If the conditions to the making of an Advance set forth in the Class A-1 Note Funding Agreement are not met by the Issuer or if the related Delivery Date does not occur within five Business Days of an Advance Date, the Class A-1 Funding Agent may request in writing in accordance with the Class A-1 Note Funding Agreement the repayment of the amount of any related Advance, together with any breakage payments under Section 6.04 of the Class A-1 Note Funding Agreement, to each Class A-1 Commitment Holder that made such Advance. The Issuer shall confirm to the Registrar in writing the amount and the date of any such repayment made by the Issuer to each Class A-1 Commitment Holder that made such Advance.  Upon the repayment of any Advance to a Class A-1 Commitment Holder as set forth in the last sentence of Section 2.04(a) of the Class A-1 Note Funding Agreement or as set forth herein, the Trustee shall decrease the Outstanding Principal Balance of the Class A-1 Notes held by such Class A-1 Commitment Holder in an amount equal to the amount of the Advance repaid to such Class A-1 Commitment Holder pursuant to the Class A-1 Note Funding Agreement on the date that such Advance is repaid and the Registrar shall note such decrease in the Register in accordance with Section 2.03(a).  Interest on any Advances shall accrue commencing on the applicable Advance Date.

(d)                                 The Class A-1 Commitments will terminate upon the reduction of the Class A-1 Commitments to zero, at the end of the Draw Period or under such other circumstances set forth in the Class A-1 Note Funding Agreement.  The Issuer (or, at the request of the Issuer, the Class A-1 Funding Agent) will provide the Class A-1 Commitment Holders with a copy to the Trustee with no less than one Business Day’s prior written notice of any reduction in the amount of the Class A-1 Commitments.  Once the amount of the Class A-1 Commitment has been reduced, no increase in the Class A-1 Commitments will be permitted.

(e)                                  The Issuer hereby authorizes and instructs each Class A-1 Commitment Holder to endorse on Schedule A to its Class A-1 Note the date and the amount of each Advance evidenced thereby and the date and the amount of each payment or prepayment of principal thereon, provided that notwithstanding any provision herein to the contrary, in the event of any discrepancy between the records of the Registrar as set out in the Register and the Class A-1 Commitment Holder with respect thereto, the records of the Registrar shall control.

(f)                                    The provisions of this Section 2.17 shall only apply to Class A-1 Notes held by Class A-1 Commitment Holders.

Section 2.18                                Representations and Covenants of the Holders of the Class E Notes.

Each holder and beneficial owner of a Class E Note, by the purchase of such Class E Note or beneficial interest therein, covenants and agrees that, except as otherwise required by law, it will treat such Class E Note as equity for U.S. federal income Tax purposes and will not take any action contrary to such characterization, including, without limitation, filing any Tax returns inconsistent therewith.

Section 2.19                                Mitigation Obligations; Replacement.

By acceptance of the Class A-1 Notes and the A-2 Notes, the Holders of the Class A-1 Notes and the Class A-2 Notes (to the extent that they are Covered Class A Noteholders) agree (to the extent they seek payment under Section 6.02 or Section 6.03 of the Class A-1 Note Funding Agreement) to be bound by the mitigation provisions set forth in Section 6.06 of the Class A-1 Note Funding Agreement.

Section 2.20                                Other Initial Class E-1 Notes.  (a)  If, prior to the Initial Advance Date, the Issuer determines there may be insufficient funds in the Accounts to satisfy its obligations, the Issuer may request AerVenture Leasing to purchase, and AerVenture Leasing may agree to purchase, Class E-1 Notes; provided that the aggregate amount of any Class E-1 Notes issued pursuant to this Section 2.20(a) shall not exceed $5,000,000.  In the event the Issuer so requests, and AerVenture Leasing so decides to purchase, the Issuer shall issue Class E-1 Notes to AerVenture Leasing on any Business Day between the Initial Closing Date and the Initial Advance Date in a principal amount equal to the amount of any cash proceeds received from AerVenture Leasing.  Upon receipt by the Trustee of a certificate executed by a Director stating that a Class E-1 Note shall be issued to AerVenture Leasing in accordance with this Section 2.20(a), and specifying the principal amount of such Class E-1 Note to be issued, the Trustee shall authenticate such Class E-1 Note issued by the Issuer in such principal amount and register such Note in the name of AerVenture Leasing.  The Issuer shall direct AerVenture Leasing to pay the cash proceeds of any Class E-1 Note issued pursuant to this Section 2.20 to the Expense Reserve Account.

(b)                                 If any payments for expenses are made pursuant to Section 8 of the Resale Agreement after the Initial Closing Date by either AerCap or AerVenture, the Issuer shall from time to time issue a Class E-1 Note to such Person in a principal amount equal to such amount paid by such Person pursuant to Section 8 of the Resale Agreement.  Upon receipt by the Trustee of a certificate executed by a Director stating that a Class E-1 Note shall be issued by the Issuer to AerCap or AerVenture in accordance with this Section 2.20(b), and specifying the Person to whom such Class E-1 Note shall be issued and the principal amount of such Class E-1 Note to be issued, the Trustee shall authenticate such Class E-1 Note issued by the Issuer in such principal amount and register such Note in the name of AerCap or AerVenture, as applicable.

(c)                                  By acceptance of the Class E-1 Notes issued pursuant to this Indenture, each Holder of such Class E-1 Notes hereby acknowledges, consents and agrees that (i) it shall not petition for the bankruptcy, insolvency, winding up, liquidation, reorganization, examination, amalgamation or dissolution of the Issuer or any Issuer Subsidiary and (ii) such Class E-1 Notes shall be fully subordinate in right of payment and collateral security to the Senior Claims on the terms and conditions specified in this Indenture (including Section 3.09 herein) and the Security Trust Agreement.

ARTICLE III

ACCOUNTS; PRIORITY OF PAYMENTS

Section 3.01                                Accounts.  (a)  Establishment of Accounts.  The Cash Manager, acting on behalf of the Security Trustee, shall direct the Operating Bank in writing to establish (if not already established) and maintain on its books and records in the name of the Security Trustee (i) a collections account (the “Collections Account”), an aircraft purchase account (the “Aircraft Purchase Account”), one or more rental accounts (each, a “Rental Account”), one or more lessee funded accounts as provided in the Cash Management Agreement (each, a “Lessee Funded Account”), an expense account (the “Expense Account”), one note account for each subclass of the Class A Notes and each subclass of the Class E Notes  (each, a “Note Account”), an account for the Shareholders (the “Issuer’s Shareholders Account”), a liquidity reserve account for the Class A Notes (the “Initial Primary Liquidity Reserve Account”), a

payment account for the Initial Primary Liquidity Facility (the “Initial Primary Liquidity Payment Account”), a funding account (the “Funding Account”), the Substitute Aircraft holdback account (the “Substitute Holdback Account”), the expense reserve account (the “Expense Reserve Account”), in each case on or before the Initial Closing Date and (ii) thereafter any additional Rental Accounts and any additional Lessee Funded Accounts, in each case provided for in the Cash Management Agreement, any additional Note Accounts, any additional aircraft purchase accounts with respect to any Additional Aircraft not acquired on the Closing Date for the related Additional Notes, an aircraft conversion account (the “Aircraft Conversion Account”), a defeasance/redemption account (the “Defeasance/Redemption Account”), a refinancing account (the “Refinancing Account”) and any other Account (including, any Cash Collateral Account) the establishment of which is set forth in a Board Resolution delivered to the Trustee, the Security Trustee and the Cash Manager, in each case at such time as is set forth in this Section 3.01 or in such Board Resolution.  On or before the Initial Advance Date, the Issuer shall establish an Irish collections account (the “Irish VAT Refund Account”) in its name at an Eligible Institution.  Each Account shall be established and maintained as an Eligible Account in accordance with the terms of, and be subject to, the Security Trust Agreement (or, in the case of the Irish VAT Refund Account, a security agreement governed by Irish law with respect thereto (the “Irish Security Agreement”) so as to create, perfect and establish the priority of the security interest of the Security Trustee in such Account and all cash, Investments and other property therein under the Security Trust Agreement (or, in the case of the Irish VAT Refund Account, the Irish Security Agreement) and otherwise to effectuate the Security Trust Agreement (or, in the case of the Irish VAT Refund Account, the Irish Security Agreement).  Each new Account established pursuant to Section 2.03(a)(i) of the Cash Management Agreement shall, when so established, be the Account of such name and purposes for all purposes of this Indenture.

(b)                                 Withdrawals and Transfers Generally.  Any provision of this Indenture relating to any deposit, withdrawal or any transfer to or from any Account shall be effected by the Cash Manager directing the Operating Bank by a Written Notice of the Cash Manager (such Written Notice to be provided to the Operating Bank by 1:00 p.m. (New York City time) on the date of such deposit, withdrawal or transfer) given in accordance with the terms of this Indenture, the Cash Management Agreement and the Security Trust Agreement.  Each such Written Notice to the Operating Bank shall be also communicated in computer file format or in such other form as the Cash Manager, the Operating Bank, the Trustee and the Security Trustee agree; provided that, in the case of communication in computer file format or any other form other than a written tangible form, a written tangible form thereof shall promptly thereafter be sent to the Operating Bank.  No deposit, withdrawal or transfer to or from any Account shall be made except in accordance with the terms of this Indenture, the Security Trust Agreement and the Cash Management Agreement or by any Person other than the Operating Bank (only upon the Written Notice of the Cash Manager) or, in the case of the Note Accounts, the Trustee (in which respect the Trustee agrees it is acting as the agent of the Security Trustee).  Each of the parties to this Agreement acknowledges that the terms of this Indenture contemplate that the Cash Manager will receive certain information from other parties to this Indenture and the Related Documents in order for the Cash Manager to be able to perform all or any part of its obligations hereunder, that the Cash Manager will be able to perform its obligations hereunder only to the extent such information is provided to the Cash Manager by the relevant parties and that the Cash Manager may conclusively rely, absent manifest error, on such information as it receives without undertaking any independent verification of that information.  The Cash Manager agrees that if it does not receive any such information it will promptly notify the party who was to provide such information of such failure.

(c)                                  Collections Account.  All Collections (including amounts transferred from the Rental Accounts) shall be, when received, deposited in the Collections Account, and all cash, Investments and other property in the Collections Account shall be transferred from, or retained as Reserved Cash in, the Collections Account in accordance with the terms of this Indenture.

(d)                                 Lessee Funded Account.  Any Segregated Funds received from time to time from any Lessee or pursuant to any Acquisition Agreement shall be transferred by the Operating Bank at the written direction of the Cash Manager (which direction shall be given pursuant to a Written Notice from the Financial Administrative Agent) from the Collections Account into the related Lessee Funded Account.  The Cash Manager shall not make any withdrawal from, or transfer from or to, any Lessee Funded Account in respect of (i) any portion of the Segregated Funds therein consisting of a security deposit except, upon the termination of the related Lease, as provided in such Lease or (ii) any Segregated Funds that is contrary to the requirements of the respective Leases as to Segregated Funds and the requirements of the Security Trust Agreement (including the agreement of the Security Trustee that it designate on its account records that it holds its interest in each Lessee Funded Account for the benefit of the respective Lessee in respect of whom such Segregated Funds are held).  Without limiting the foregoing, no cash, Investment and other property in a Lessee Funded Account may be used to make payments, other than as permitted under Section 3.08, in respect of the Securities at any time, including after the delivery of a Default Notice.  The Issuer acknowledges that in the event that it or any Issuer Subsidiary is required under the terms of a Lease to reimburse a Lessee for maintenance reserves, security deposits or similar payments, it will first withdraw funds (if any) from the applicable Lessee Funded Account, to the extent the funds in such Lessee Funded Account are set aside for such payments pursuant to the applicable Lease, prior to making any withdrawal from the Expense Account.  Any Segregated Funds relating to an expired or terminated Lease that remain in a Lessee Funded Account after expiration or termination of such Lease and that are not due and owing to the relevant Lessee under such expired or terminated Lease shall, if so required under the terms of a subsequent Lease, if any, relating to such Aircraft, be credited in a Lessee Funded Account for the benefit of the next Lessee of the relevant Aircraft to the extent required under the terms of such subsequent Lease and, to the extent not so required, transferred to the Collections Account.  When and as provided in the Cash Management Agreement the Cash Manager shall cause to be established such additional Lessee Funded Accounts as requested by the Financial Administrative Agent and as are provided for in accordance with Section 3.01(a)(ii).

(e)                                  Expense Account.  On each Payment Date, such amounts as are provided in Section 3.09 in respect of the Required Expense Amount and Permitted Accruals shall be deposited into the Expense Account from the Collections Account.  Expenses shall be paid from the Expense Account as provided in Section 3.04.

(f)                                    Rental Accounts.  All Rental Payments and other amounts received pursuant to any Related Collateral Document shall be deposited into the applicable Rental Account (including any Non-Trustee Account).  Except with respect to amounts, if any, that for local tax or other regulatory or legal reasons must be retained on deposit or as to the transfer of which the Cash Manager determines (based on information provided to the Cash Manager in a Written Notice from the Financial Administrative Agent) there is any substantial uncertainty, all amounts so deposited shall, within one Business Day of their receipt, be transferred by the Cash Manager to the Collections Account.  If the Cash Manager determines (based on information provided to the Cash Manager in a Written Notice from the Financial Administrative Agent) that, for any tax or other regulatory or legal reason, any such Collections may not be deposited into an account in the name of the Security Trustee, then, notwithstanding the requirements of Section 3.01(a), the relevant Issuer Group Member may establish one or more Rental Accounts (a “Non-Trustee Account”) for such Collections in its own name (but subject to the direction and control of the Cash Manager on behalf of the Security Trustee) at any Eligible Institution provided that the Lessor under the relevant Lease is or becomes a party to a Security Document with respect to such Account.

(g)                                 Refinancing Account.  Upon Written Notice of the Issuer to it of, or a Board Resolution provided to it authorizing, a Refinancing, the Cash Manager shall cause the Operating Bank to establish and maintain a Refinancing Account pursuant to Section 3.01(a) in the name of the Security Trustee for the benefit of the Holders of the subclass of Class A Notes, if any, to be refinanced.  All net cash proceeds of such Refinancing shall be deposited in the Refinancing Account and shall be held in such Account until such proceeds are applied to pay the Redemption Price of and all accrued and unpaid interest on such Class A Notes until such Class A Notes are cancelled by the Trustee and Refinancing Expenses with respect thereto (except to the extent the Directors have determined, as evidenced by a Board Resolution, to pay the same from funds available therefor as Permitted Accruals in the Expense Account) and as otherwise provided in Section 5.02(f)(ii).

(h)                                 Defeasance/Redemption Account.  Upon Written Notice of the Issuer to it, or a Board Resolution provided to it authorizing that any subclass of Notes is to be redeemed pursuant to Section 3.11 (other than in a Refinancing) or defeased under Article XI, the Cash Manager shall cause the Operating Bank to establish and maintain a Defeasance/Redemption Account pursuant to Section 3.01(a) in the name of the Security Trustee for the benefit of the Holders of such subclass.  All amounts received for the purpose of any such redemption or defeasance shall be deposited in the Defeasance/Redemption Account.

(i)                                     Aircraft Purchase Account; Funding Account.  Upon a Level 1 Advance being made pursuant to the terms of Class A-1 Note Funding Agreement and Section 2.12 hereof, an amount equal to the proceeds of such Level 1 Advance for the applicable Aircraft shall be held in the Funding Account and invested in Permitted Account Investments until applied as provided in Section 3.05.  Upon each Delivery Date, an amount equal to the proceeds of such Level 1 Advance shall be transferred from the Funding Account to the Aircraft Purchase Account and applied as provided in Section 3.05.

To the extent provided in the terms of any indenture supplemental hereto or a Board Resolution with respect to the Additional Notes for any Additional Aircraft, an amount equal to the Aircraft Allocation Amount, on the Closing Date for the related Additional Notes will be transferred from the Collections Account out of the proceeds of the Additional Notes to the Aircraft Purchase Account.  The amount so deposited will be held in that Account and invested in Permitted Account Investments until applied as provided in Section 3.03.  The Issuer shall notify the Security Trustee and the Administrative Agent of the satisfaction or waiver (specifying which) of all conditions for the payment of the Aircraft Purchase Price of any Additional Aircraft.

Upon a Level 2 Advance being made pursuant to the terms of the Class A-1 Note Funding Agreement, an amount equal to the proceeds of such Level 2 Advance will be transferred from the Funding Account to the Note Account for the Class E-1 Notes to be paid to the Seller as provided in Section 3.05 to be applied to redeem the Class E-1 Notes by such amount.

(j)                                     Aircraft Conversion Account.  As and to the extent provided in Section 3.03 (or in the terms of any indenture supplemental hereto or a Board Resolution with respect to the related Additional Notes), an amount equal to any expected Conversion Payment will be transferred from the Collections Account out of the proceeds of the Additional Notes to the Aircraft Conversion Account.  The amount so deposited will be held in that Account and invested in Permitted Account Investments until applied as provided in Section 3.04 or 3.08.  The Issuer shall notify the Security Trustee and the Cash Manager in writing of the satisfaction or waiver (specifying which) of all conditions for the payment of any Conversion Payment, and no amounts may be withdrawn or transferred from the Aircraft Conversion Account until receipt of such notice as to such Conversion Payment.

(k)                                  Note Account.  Upon the issuance of Notes of any subclass for which a Note Account was not previously established, the Cash Manager shall cause the Operating Bank to establish and maintain a Note Account for such subclass in accordance with Section 3.01(a) in the name of the Security Trustee for the benefit of the Holders of the Notes of such subclass.  Upon the transfer of any amounts to the Note Account for any subclass of Notes in accordance with Section 3.05 or Section  3.09, the Trustee on the same day shall pay all such amounts to the Holders of such subclass of Notes as of the related Record Date in accordance with the terms of this Indenture; provided that such amounts shall be paid to a specific Holder or specific Holders if, and to the extent, so provided in this Indenture.

(l)                                     Issuer’s Shareholders Account.  Upon the transfer of any amounts to the Issuer’s Shareholders Account for the Shareholders in accordance with Section 3.09 and only to the extent properly determined by the Board to be paid as a dividend or a distribution to the Shareholders in accordance with Section 54 of the Companies Act 1981 of Bermuda (as notified to the Trustee), the Trustee shall promptly, as administratively practicable, pay all such amounts to the Shareholders, pro rata according to their ownership of the shares in the Issuer as shall be notified in writing from time to time to the Trustee by the Issuer, which such notice shall contain the amounts and wiring or payment instructions in sufficient detail to enable the Trustee to make such payment.

(m)                               Irish VAT Refund Account.  All payments of refunds with respect to Irish value-added tax and any other amounts related to Irish tax payments payable to the Issuer or any Issuer Subsidiary shall be, when received, deposited in the Irish VAT Refund Account.  Funds held in the Irish VAT Refund Account shall be converted into U.S. dollars with a recognized foreign exchange dealer or foreign commercial bank (which may be the bank where the Irish VAT Refund Account is located or the Cash Manager or an affiliate).  The conversion of currency into U.S. dollars shall be pursuant to the conversion procedures set forth in Section 12.07.  Upon conversion and receipt of U.S. dollars, the Cash Manager shall cause such amounts to be deposited from the Irish VAT Refund Account to the Collections Account as soon as administratively practicable.  The cost and expense of any such conversion shall be added to and reflected in the rate obtained for conversion and in no event shall the Cash Manager or any of its affiliates be liable in respect of the exchange rate obtained for any such conversion or any related cost or expense.

All amounts held in the Irish VAT Refund Account from time to time shall remain uninvested pending conversion to U.S. dollars and transfer to the Collections Account.

The Administrative Agent shall promptly notify the Cash Manager in writing of the expected payment of any such refund and the anticipated amount as set forth in the Administrative Agency Agreement.

(n)                                 Cash Collateral Accounts. (i) Upon Written Notice of the Issuer to it, or a Board Resolution provided to it authorizing the establishment of a Primary Liquidity Reserve Account, the Cash Manager shall cause (with the prior written consent of the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), the Operating Bank to establish and maintain the Primary Liquidity Reserve Account as a Cash Collateral Account pursuant to Section 3.01(a) in the name of the Security Trustee for the benefit of the Secured Parties.  If the Cash Manager determines that on any Payment Date after making all withdrawals and transfers to be made with respect to such Payment Date (for the avoidance of doubt, prior to any drawings under the Initial Primary Liquidity Facility), there will be insufficient funds in the Collections Account (v) to transfer to the Expense Account an amount such that the amount on deposit therein is equal to the Required Expense Amount for such Payment Date, (w) to pay the Interest Amount for each subclass of Class A Notes, (x) to pay Class A-1 Commitment Fees to each applicable Class A-1 Commitment Holder, in each case as provided in Section 3.09, (y) to pay Senior Hedge Payments to each applicable Hedge Provider, in each case as provided in Section 3.09 and (z) if such Payment Date is the Final Maturity Date for any subclass of Class A Notes, to pay the Outstanding Principal Balance of such subclass of Class A Notes on the Final Maturity Date, the Cash Manager shall so notify the Trustee in writing under Section 3.07 and direct the Operating Bank in writing on such Payment Date to withdraw from the Primary Liquidity Reserve Account the lesser of an amount equal to the shortfall in making the payments set forth in clauses (v), (w), (x), (y) and (z) above and the amount on deposit therein.  The Trustee shall, as set out in the written notice from the Cash Manager, apply the amount so withdrawn, first, to the Expense Account an amount such that the amount on deposit therein is at least equal to the Required Expense Amount for such Payment Date, second, in no order of priority inter se, but pro rata, (A) to the Note Accounts for each subclass of Class A Notes, the Interest Amount on such subclass of Class A Notes in no order of priority inter se, but pro rata according to the amount of accrued and unpaid interest on such subclass of Class A Notes; (B) to any Class A-1 Commitment Holder, any Class A-1 Commitment Fees due and owing to such Class A-1 Commitment Holder and any accrued and unpaid interest on any Class A-1 Commitment Fees; and (C) pro rata, to any Hedge Provider, an amount equal to any Senior Hedge Payment due from any Issuer Group Member pursuant to any Hedge Agreement and third, to the Note Accounts for each subclass of Class A Notes, the Final Maturity Date of which falls on such Payment Date, pro rata according to the amount of principal of such subclass.  If the Cash Manager determines that the amount that will be on deposit in a Primary Liquidity Reserve Account on any Payment Date, after making any withdrawals therefrom to be made on such Payment Date, will exceed the aggregate Outstanding Principal Balance of the Class A Notes, the Cash Manager shall so notify the Trustee in writing and direct the Operating Bank in writing to withdraw the amount on deposit in such Primary Liquidity Reserve Account on such Payment Date and apply such balance, first, to the Note Accounts for each subclass of Class A Notes, in the order of priority by subclass set forth in Section 3.10, an amount equal to the Outstanding Principal Balance of each such subclass, and second, to the Collections Account, for application on such Payment Date in accordance with Section 3.09 (any such application, a “Class A Cash Collateral Event”).  Unless applied in connection with a Class A Cash Collateral Event or on the Final Maturity Date, no amount in the Primary Liquidity Reserve Account shall be available for any shortfall in the payment of principal of the Class A Notes.  Amounts in the Primary Liquidity Reserve Account are not subject to the payment priorities set forth in Section 3.09.

(ii)                                  Upon receipt by the Cash Manager and the Trustee of a Board Resolution providing for the establishment of any Cash Collateral Account (other than a Primary Liquidity Reserve Account) as an Eligible Credit Facility for one or more subclasses of Notes or in respect of any other Obligation, the Cash Manager shall, by Written Notice, and with the prior written consent of the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) cause the Operating Bank to establish (within three Business Days of the giving of such Written Notice) and maintain such Cash Collateral Account pursuant to Section 3.01(a) in the name of the Security Trustee for the benefit of the Holders of the Notes of each such subclass and/or the Secured Parties holding such other Obligation.  All amounts provided in connection with any such Board Resolution for deposit in such Account and all amounts to be deposited in such Account under Section 3.09 as an Eligible Credit Facility shall be held in such Cash Collateral Account for application, and all replenishment shall be made, in accordance with the terms of the Board Resolution relating to such Eligible Credit Facility, which Board Resolution shall include the basis of any replenishment of the Cash Collateral Account, the purpose of the Cash Collateral Account and shall be subject to the prior written consent of the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing).

(o)                                 Initial Primary Liquidity Reserve Account.  Following the funding of the Initial Primary Liquidity Reserve Account with a Downgrade Drawing, a Final Drawing or a Non-Extension Drawing, if the Cash Manager determines that on any Payment Date after making all withdrawals and transfers to be made with respect to such Payment Date, there will be insufficient funds in the Collections Account (w) to transfer to the Expense Account an amount such that the amount on deposit therein is equal to the Required Expense Amount for such Payment Date, (x) to pay Senior Hedge Payments to each applicable Hedge Provider, in each case as provided in Section 3.09, (y) to pay Class A-1 Commitment Fees to each applicable Class A-1 Commitment Holder, in each case as provided in Section 3.09, and (z) to pay the Interest Amount for each of the Class A-1 Notes and the Class A-2 Notes, as provided in Section 3.09, the

Cash Manager shall so notify the Trustee in writing under Section 3.07 and shall direct the Operating Bank in writing on such Payment Date to withdraw from the Initial Primary Liquidity Reserve Account the lesser of the amount equal to the shortfall in making the payments set forth in clauses (w), (x), (y) and (z) above and the amount on deposit therein.  The Trustee shall, as set out in the Written Notice from the Cash Manager, apply the amount so withdrawn, first, to the Expense Account an amount such that the amount on deposit therein is at least equal to the Required Expense Amount for such Payment Date, and second, in no order of priority inter se, but pro rata, (A) to the Note Account for the Class A-1 Notes and the Class A-2 Notes, the Interest Amount on each of the Class A-1 Notes and the Class A-2 Notes; (B) to any Class A-1 Commitment Holder, any Class A-1 Commitment Fees due and owing to such Class A-1 Commitment Holder and any accrued and unpaid interest on any Class A-1 Commitment Fees; and (C) pro rata, to any Hedge Provider, an amount equal to any Senior Hedge Payment due from any Issuer Group Member pursuant to any Hedge Agreement.

(p)                                 Substitute Holdback Account.  If, on the Delivery Date of any Aircraft, the Cash Manager determines that the Substitute Balance is greater than zero, the Cash Manager shall transfer from the Aircraft Purchase Account to the Substitute Holdback Account an amount equal to the excess, if any, of (i) the Substitute Balance immediately after giving effect to the delivery of the relevant Aircraft over (ii) the Substitute Holdback Account Balance immediately prior to giving effect to the delivery of such Aircraft (such amount, the “Substitute Holdback Deposit Amount”).  The amount so deposited shall be held in the Substitute Holdback Account and invested in Permitted Account Investments until applied as provided in Section 3.05.  If, on the Delivery Date of any Aircraft, the Cash Manager determines that the Substitute Holdback Account Balance immediately prior to giving effect to the delivery of the relevant Aircraft is greater than the Substitute Balance immediately after giving effect to the delivery of such Aircraft, the Cash Manager shall pay from the Substitute Holdback Account to the Note Account for the Class E-1 Notes, the Substitute Holdback Distribution Amount, which such amount shall then be paid from the Note Account for the Class E-1 Notes to the Seller.

(q)                                 Expense Reserve Account.  On the Initial Closing Date, an amount equal to the Initial Expense Reserve Amount shall be deposited into the Expense Reserve Account by the Holders of the Class E Notes.  In addition, all of the cash proceeds from each Class E-1 Note issued pursuant to Section 2.20(a) (if any) shall be deposited in the Expense Reserve Account.  Amounts on deposit in the Expense Reserve Account shall be used to pay certain fees and expenses as provided in Sections 3.04 and 3.09.  On the second Payment Date after the Initial Advance Date, after all deposits and transfers under Section 3.09 have been made, all amounts remaining in the Expense Reserve Account shall be transferred to the Note Account for the Class E-1 Notes, which such amount shall then be paid from the Note Account for the Class E-1 Notes to the Seller.

Section 3.02                                Investments of Cash.  (a)  For so long as any Notes remain Outstanding, the Cash Manager, on behalf of the Security Trustee, shall, or shall direct the Operating Bank in writing to, invest and reinvest, at the written direction of the Financial Administrative Agent acting on the Issuer’s instructions, the funds on deposit in the Accounts in Permitted Account Investments; provided, however, that the Initial Primary Liquidity Facility Provider shall be entitled to direct the Cash Manager to invest the amounts standing (if any) in the Initial Primary Liquidity Reserve Account, in Permitted Account Investments; provided further, however, that following the giving of a Default Notice or during the continuance of an Acceleration Default, the Cash Manager shall, or shall direct the Operating Bank in writing to, invest such funds on deposit or such amounts at the written direction of the Security Trustee in Permitted Account Investments described in clause (d) of the definition thereof (but in the case of a Lessee Funded Account only to the extent any such investment credited to such Lessee Funded Account is permitted by the Leases pursuant to which such funds were received) from the time of receipt thereof until such time as such amounts are required to be distributed pursuant to the terms of this Indenture.  The Cash Manager shall make such investments and reinvestments and the Issuer (or the Financial

Administrative Agent acting on the Issuer’s instructions), the Initial Primary Liquidity Facility Provider and/or the Security Trustee as specified in the immediately preceding sentence shall provide such direction, all in accordance with the terms of the following provisions:

(i)                                     the Permitted Account Investments shall have maturities and other terms such that sufficient funds shall be available to make required payments pursuant to this Indenture (A) before the next Payment Date after which such investment is made, in the case of investments of funds on deposit in the Collections Account and the Expense Account, or (B) in accordance with a Written Notice provided by the Financial Administrative Agent, the requirements of the relevant Leases or Aircraft Agreements, in the case of investments of funds on deposit in the Lessee Funded Accounts; provided that an investment maturing within one year of the date of investment shall nevertheless be a Permitted Account Investment if it has been acquired with funds which are not reasonably anticipated, at the discretion of the Cash Manager (at the direction of the Financial Administrative Agent acting on the Issuer’s instructions), to be required to be paid to any other Person or otherwise transferred from the applicable Account prior to such maturity;

(ii)                                  if any funds to be invested are not received in the Accounts by 1:00 p.m., New York City time, on any Business Day, such funds shall, if possible, be invested in overnight Permitted Account Investments described in clause (d) of the definition thereof; provided that none of the Cash Manager, the Trustee, the Security Trustee or the Initial Primary Liquidity Facility Provider shall be liable for any losses incurred in respect of the failure to invest funds not thereby received; and

(iii)                               if required by the terms of a Lease as set forth in a Written Notice from the Financial Administrative Agent to the Cash Manager, any investments of Segregated Funds on deposit in a Lessee Funded Account or the Collections Account shall be made on behalf of the relevant Lessee in such investments as may be required thereunder.

(b)                                 The Cash Manager, the Trustee or their respective Affiliates are permitted to receive additional compensation that could be deemed to be in their respective economic self interest for (i) serving as an investment advisor, administrator, shareholder servicing agent, custodian or sub-custodian with respect to certain Permitted Account Investments, (ii) using Affiliates to effect transactions in certain Permitted Account Investments and (iii) effecting transactions in certain Permitted Account Investments.  Neither the Cash Manager nor the Trustee guarantees the performance of any Permitted Account Investment.

(c)                                  The Cash Manager shall have no obligation to invest and reinvest any cash held in the Accounts in the absence of timely and specific written investment direction from the Issuer (or the Financial Administrative Agent acting on the Issuer’s instructions), the Initial Primary Liquidity Facility Provider or the Security Trustee, as the case may be.  In no event shall the Cash Manager be liable for the selection of investments or for investment losses incurred thereon.  The Cash Manager shall have no liability in respect of losses incurred as a result of the liquidation of any investment prior to its stated maturity or the failure of the Issuer (or the Financial Administrative Agent acting on the Issuer’s instructions), the Initial Primary Liquidity Facility Provider or the Security Trustee, as the case may be, to provide timely written investment direction.

Section 3.03                                Closing Date Deposits, Withdrawals and Transfers.  The Cash Manager shall, on each Closing Date at the written direction of the Issuer, upon the Operating Bank’s receipt thereof, make, or direct the Operating Bank to make, the following deposits and transfers to and from the Accounts in each case as specified in a prior Written Notice of the Cash Manager to the Trustee, the Security Trustee and the Operating Bank:

(a)                                  on the Initial Closing Date,

(i)                                     deposit in the Collections Account the proceeds of the issuance of the Class E-1 Notes on the Initial Closing Date;

(ii)                                  after making the deposits required by clause (i) above, (A) transfer from the Collections Account to the (x) Expense Account an amount equal to the Initial Expense Amount for Expenses to be paid on the Initial Closing Date and (y) Expense Reserve Account an amount equal to the Initial Expense Reserve Amount, in each case, as specified in a Written Notice of the Cash Manager to the Trustee, and (B) retain in the Collections Account the balance, if any, remaining after making the foregoing transfers; and

(iii)                               withdraw from the Expense Account such amount as is needed to discharge any Initial Expenses then due and payable and pay such amount to the appropriate payees thereof as specified in the Written Notice of the Cash Manager.

(b)                                 on any Closing Dates occurring after the Initial Closing Date in respect of the issuance of any Additional Notes,

(i)                                     (A) deposit in the Collections Account the proceeds of the issuance of such Additional Notes, and (B) deposit in any Lessee Funded Account any Segregated Funds received pursuant to any Acquisition Agreement; and

(ii)                                  after making the deposits required by clause (i) above and in the following order (A) transfer from the Collections Account to the Expense Account, such amount as is necessary so that the amount on deposit in the Expense Account is an amount equal to the Required Expense Amount for the next succeeding Payment Date, (B) transfer from the Collections Account to any Cash Collateral Account then to be established an amount equal to the Required Amount for such Account, (C) pay from the Collections Account to the Seller the Aircraft Allocation Amounts for each Aircraft being acquired from the Seller on the relevant Closing Date (in which case the Written Notice of the Cash Manager shall, as a condition to such payment, be accompanied by a Written Notice of the Administrative Agent stating that the conditions to the acquisition of each such Aircraft specified in the relevant Acquisition Agreement have been fulfilled), (D) transfer from the Collections Account the Aircraft Allocation Amount for each Additional Aircraft, if any, not being acquired on that Closing Date to the related Aircraft Purchase Account, (E) in the case of a Closing Date for any Additional Notes issued to finance any Aircraft Conversion, transfer from the Collections Account to the Aircraft Conversion Account such amount as the relevant Conversion Agreement requires to be paid on or before that Closing Date and (F) retain in the Collections Account the balance, if any, remaining after making the foregoing transfers.

(c)                                  on any Closing Date occurring after the Initial Closing Date involving the issuance of Refinancing Notes, deposit the proceeds of such Refinancing into the Refinancing Account for application in accordance with Section 3.08(a).

Section 3.04                                Interim Deposits, Transfers and Withdrawals.  On any Business Day, the Cash Manager upon the Operating Bank’s receipt thereof, may make, or direct the Operating Bank to make, without duplication, the following deposits, transfers and withdrawals to and from the Accounts, in each case as specified in a prior Written Notice of the Cash Manager to the Trustee, the Security Trustee and the Operating Bank (which Written Notice of the Cash Manager shall, as a condition to any such deposit, withdrawal and transfer be accompanied by a Written Notice of the Financial Administrative Agent setting forth the amounts of such deposits, withdrawals and transfers):

(a)                                  withdraw from a Lessee Funded Account to the extent that funds on deposit therein or available thereunder may be withdrawn or drawn pursuant to the terms of the related Lease for payment thereof, to discharge any Expense then due and payable and pay such amount to the appropriate payees thereof;

(b)                                 prior to the second Payment Date after the Initial Advance Date, only to the extent amounts available in the Collections Account and Expense Account, when taken together, are not sufficient to discharge Expenses then due and payable, transfer from the Expense Reserve Account (to the extent of funds on deposit therein) to the Expense Account such amount as is needed to discharge Expenses then due and payable and pay such amount to the appropriate payees thereof;

(c)                                  withdraw from the Expense Account (to the extent of funds on deposit therein) such amount as is needed to discharge (i) any Primary Expenses and (ii) any Modification Payments or Refinancing Expenses in respect of which a Permitted Accrual was previously effected by a deposit in the Expense Account (whether or not any such deposit has been previously used to pay any other Primary Expense but excluding any portion of such deposit previously used to pay any Modification Payments or Refinancing Expenses) then due and payable and pay such amount to the appropriate payees thereof;

(d)                                 transfer from the Collections Account from time to time (but in no event on less than one Business Day’s prior Written Notice to the Trustee (unless such one Business Day’s notice requirement is waived by the Trustee)) other amounts to the Expense Account, in each case only to the extent that such funds are to be applied to Primary Expenses that become due and payable during such Interest Accrual Period and for the payment of which there are insufficient funds in the Expense Account; provided that no such transfer from the Collections Account in respect of Primary Expenses shall be made prior to the next succeeding Payment Date if, in the reasonable judgment of the Cash Manager, such transfer would have a material adverse effect on the ability of the Issuer to make payments of accrued and unpaid interest on the Senior Class then Outstanding on the next Payment Date therefor in accordance with Section 3.09;

(e)                                  withdraw Segregated Funds from a Lessee Funded Account or draw under or cause to be drawn under any applicable Related Collateral Document, in any case to the extent required by or necessary in connection with a Lease or any documents related thereto and the Related Collateral Documents, for deposit in the Collections Account to satisfy any default in Rental Payments under any related Lease;

(f)                                    transfer any Segregated Funds from the Collections Account to a Lessee Funded Account in accordance with the terms of any Lease; and

(g)                                 withdraw from the Aircraft Conversion Account an amount equal to the Conversion Payment for any Aircraft Conversion, to the extent the relevant Conversion Agreement requires payment on that Business Day.

Section 3.05                                Withdrawals and Transfers Relating to the Acquisition of Aircraft.  (a)  Funding.  On the Level 2 Advance Date, the Cash Manager shall make, or direct the Operating Bank to make, the following deposits, withdrawals and transfers to and from the Accounts, in each case as specified in a Written Notice of the Cash Manager to the Trustee, the Security Trustee and the Operating Bank (which Written Notice of the Cash Manager shall, as a condition to any such deposit, withdrawal and transfer be accompanied by a Written Notice of the Administrative Agent setting forth the amounts of such deposits, withdrawals and transfers):

(i)                                     transfer from the Funding Account and deposit into the Note Account for the Class E-1 Notes an amount equal to the proceeds of the Level 2 Advances; and

(ii)                                  transfer from the Note Account for the Class E-1 Notes to the Seller any amount in such Account pursuant to Section 3.01(k).

(b)                                 Acquisition.  On the Delivery Date with respect to an Aircraft, the Cash Manager may make, or direct the Operating Bank to make, the following deposits, withdrawals and transfers to and from the Accounts, in each case as specified in a Written Notice of the Cash Manager to the Trustee, the Security Trustee and the Operating Bank (which Written Notice of the Cash Manager shall, as a condition to any such deposit, withdrawal and transfer be accompanied by a Written Notice of the Administrative Agent (i) stating that the conditions to payment for an Aircraft specified in the applicable Acquisition Agreement have been fulfilled and (ii) setting forth the amounts of such deposits, withdrawals and transfers):

(i)                                     transfer from the Funding Account and deposit into the Aircraft Purchase Account an amount equal to the proceeds of the Level 1 Advance for such Aircraft (such amount to include the Substitute Holdback Deposit Amount and the Cap Premium Amount for such Aircraft);

(ii)                                  transfer from the Aircraft Purchase Account to the Substitute Holdback Account any Substitute Holdback Deposit Amount;

(iii)                               transfer from the Funding Account and deposit into the Collections Account the amount of any investment earnings on the amount of the Level 1 Advance for such Aircraft;

(iv)                              transfer from the Collections Account and deposit into the relevant Lessee Funded Account, an amount equal to any Segregated Funds for the Lease related to such Aircraft;

(v)                                 pay out of the Aircraft Purchase Account for such Aircraft to the Seller or at the direction of the Seller the Aircraft Allocation Amount for such Aircraft minus the sum of (v) the Substitute Holdback Deposit Amount, (w) the Cap Premium Amount for such Aircraft, (x) the amount of any maintenance reserves that are not Segregated Funds held by or on behalf of an Issuer Subsidiary as lessor under the Lease with respect to such Aircraft, (y) the amount of any Rental Payments (excluding any maintenance reserves) paid pursuant to such Lease relating to the period commencing on such Delivery Date, and (z) the amount of any security deposits that are not Segregated Funds held by or on behalf of an Issuer Subsidiary as lessor under such Lease;

(vi)                              pay out of the Aircraft Purchase Account for such Aircraft to the Collections Account the sum of (x) the amount of any maintenance reserves that are not Segregated Funds held by or on behalf of an Issuer Subsidiary as lessor under the Lease with respect to such Aircraft, (y) the amount of any Rental Payments (excluding any maintenance reserves) paid pursuant to such Lease relating to the period commencing on such Delivery Date, and (z) the amount of any security deposits that are not Segregated Funds held by an Issuer Subsidiary as lessor under such Lease;

(vii)                           pay out of the Aircraft Purchase Account for such Aircraft to the Expense Account (for payment to the applicable Hedge Provider) the Cap Premium Amount for such Aircraft;

(viii)                        if on the Delivery Date of any Aircraft, the Substitute Holdback Account Balance immediately prior to giving effect to the delivery of the relevant Aircraft is greater than the Substitute Holdback Account Balance immediately after giving effect to the delivery of such Aircraft, pay to the Seller out of the Substitute Holdback Account any Substitute Holdback Distribution Amount; and

(ix)                                on the Delivery Expiry Date, transfer any remaining amounts on deposit in the Substitute Holdback Account (the “Substitute Holdback Release Amount”) into the Collections Account.

(c)                                  Aircraft Payments.  The payments of the Aircraft Allocation Amount for any Aircraft (other than Additional Aircraft) to be made pursuant to Section 3.05(b)(v) to any Seller shall, subject to the delivery as to such Aircraft of the Written Notice referred to in Section 3.05(b), be made as so provided notwithstanding the giving of any Default Notice or any other exercise of remedies hereunder.

(d)                                 Non-Delivery of Aircraft After Funding.  Upon Written Notice (such Written Notice shall contain such information and relevant instructions to enable the Cash Manager and the Operating Bank to effect the transfers contemplated below) of the Administrative Agent to the Cash Manager, the Trustee, the Security Trustee and the Operating Bank that the Issuer is no longer required, pursuant to the terms of the applicable Acquisition Agreement, to purchase any Aircraft in respect of which an Level 1 Advance has been made pursuant to the Class A-1 Note Funding Agreement (whether by reason of the passing of the Delivery Expiry Date, the occurrence of a Non-Delivery Event, the exercise by the Issuer of any termination right under the Purchase Agreement or otherwise), the Cash Manager shall direct the Operating Bank to (i) transfer from the Funding Account an amount equal to the proceeds of the Level 1 Advance made for such Aircraft for distribution to each Class A-1 Commitment Holder that funded such Level 1 Advance in accordance with the terms of the Class A-1 Note Funding Agreement and (ii) transfer from the Funding Account and deposit into the Collections Account the amount of any investment earnings on the amount of the Level 1 Advance for such Aircraft.  Upon the occurrence of the transfer described in clause (i) above, the Outstanding Principal Balance of the Class A-1 Note held by a Class A-1 Commitment Holder shall decrease by an amount equal to the amount of such Level 1 Advance made by such Class A-1 Commitment Holder pursuant to the Class A-1 Note Funding Agreement.

Section 3.06                                Interim Deposits and Withdrawals for Aircraft Sales.  The Cash Manager shall direct the Operating Bank to deposit any and all proceeds received in respect of any Aircraft Sale by or on behalf of any Issuer Group Member in the Collections Account (other than in connection with any sale of all or substantially all of the assets of the Issuer Group, in which case the Cash Manager shall direct the Operating Bank to deposit any and all proceeds thereof into the Defeasance/Redemption Account in connection with the redemption of each subclass of the Notes) in each case as specified in a Written Notice of the Cash Manager to the Trustee, the Security Trustee and the Operating Bank (which Written Notice of the Cash Manager shall, as a condition to any such deposit be accompanied by a Written Notice of the Financial Administrative Agent setting forth the amount of such deposit).  Any funds then on deposit in a Lessee Funded Account related to the Aircraft subject to such sale or other disposition shall be applied on a basis consistent with the terms of the Lease related to such Aircraft, if any, or as otherwise provided by the relevant agreements related to such sale or other disposition.

Section 3.07                                Calculation Date Calculations.  (a)  Calculation of Required Amounts.  The Cash Manager shall determine, as soon as practicable after each Calculation Date, but in no event later than four Business Days preceding the immediately succeeding Payment Date, based on information known to the Cash Manager or Relevant Information (and, without limitation, in the case of clauses (ii), (iii), (iv), and (v) below, a Written Notice from the Financial Administrative Agent received by the Cash Manager no later than 10:00 a.m. New York City time on the day after such Calculation Date setting forth the amounts required for the calculations in such clauses) provided to the Cash Manager, the Collections received during the period commencing on the close of business on the preceding Calculation Date and ending on the close of business on such Calculation Date and calculate the following amounts:

(i)                                     the balance of funds on deposit in the Accounts on the Calculation Date, the Required Amount with respect to each Cash Collateral Account on such Calculation Date and the amount available under all Eligible Credit Facilities on such Calculation Date;

(ii)                                  the Required Expense Amount for such Payment Date and any amount to be deposited in respect of Permitted Accruals as of such Calculation Date;

(iii)                               the Available Collections on such Calculation Date (separately listing any Senior Hedge Payments, Subordinated Hedge Payments and Hedge Breakage Costs) (provided that, in making such determination, the Cash Manager may assume that any amount from a Hedge Provider to be paid on such Payment Date pursuant to any Hedge Agreement will be paid on such Payment Date);

(iv)                              the net Segregated Funds, if any, available to be transferred into the Collections Account on such Calculation Date;

(v)                                 the Required Amount for any Cash Collateral Account and any amounts to be transferred in respect of Eligible Credit Facilities under clause (iv) of Section 3.09(a) or clause (ii) of Section 3.09(b); and

(vi)                              any amount to be transferred from the Aircraft Conversion Account to the Collections Account as provided in Section 3.08(f).

(b)                                 Calculation of Interest Amounts and Commitment Fees.  The Cash Manager shall, not later than four Business Days prior to each Payment Date, make the following calculations or determinations with respect to Interest Amounts due on such Payment Date:

(i)                                     based on Relevant Information provided to it by the Reference Agent, the applicable interest rate on each subclass of Floating Rate Notes based on LIBOR determined on the Reference Date for the relevant Interest Accrual Period;

(ii)                                  the Interest Amount in respect of each class or subclass of Floating Rate Notes on such Payment Date;

(iii)                               the Interest Amount in respect of each class or subclass of Fixed Rate Notes on such Payment Date;

(iv)                              any commitment fees or other amounts due and owing to the Initial Primary Liquidity Facility Provider; and

(v)                                 the Class A-1 Commitment Fees.

(c)                                  Calculation of Principal and Other Amounts.  The Cash Manager shall, not later than four Business Days prior to each Payment Date, calculate or determine, based on information known to the Cash Manager or Relevant Information (and, without limitation, in the case of clauses (ii) and (iii) below, a Written Notice from the Financial Administrative Agent received by the Cash Manager no later than 10:00 a.m. New York City time on the day after such Calculation Date setting forth the amounts required for the calculations in such clauses) provided to the Cash Manager, the following:

(i)                                     the Outstanding Principal Balance of each class and subclass of the Notes on such Payment Date immediately prior to any principal payment on such date;

(ii)                                  the Adjusted Portfolio Value on such Payment Date;

(iii)                               the Initial Class A-1 LTV on such Payment Date; and

(iv)                              the Outstanding Principal Balance, if any, to be paid with respect to each class or subclass of Notes.

(d)                                 Calculation of Refinancing Amounts. The Cash Manager shall, not later than two Business Days prior to each Business Day on which a Refinancing or Redemption of any subclass of Notes is scheduled to occur, perform the calculations necessary to determine the Redemption Price (including LIBOR Break Costs, if any) of and the accrued and unpaid interest on such Notes.

(e)                                  Application of the Available Collections. The Cash Manager shall, not later than 1:00 p.m. New York City time on the third Business Day prior to each Payment Date, determine the amounts to be applied on such Payment Date to make each of the payments contemplated by Section 3.09(a) or 3.09(b), as applicable, setting forth separately, the amount to be applied on such Payment Date pursuant to each clause of Section 3.09(a) or 3.09(b), as applicable, including, where applicable, the allocation of principal of the Notes in accordance with Section 3.10.

(f)                                    Aircraft Acquisitions.  No later than three Business Days prior to the Acquisition Date for each Aircraft, the Cash Manager (as directed pursuant to a Written Notice from the Financial Administrative Agent received by the Cash Manager no later than 10:00 a.m. New York City time on the day that is three Business Days prior to such Acquisition Date, setting forth the information contained in clauses (i) through (viii) below) shall forward to the Trustee and Security Trustee such Written Notice setting out, (i) the amount of the Level 1 Advance to be made by the Class A-1 Funding Agent pursuant to the terms of the Class A-1 Note Funding Agreement with respect to the acquisition of such Aircraft, (ii) the amounts to be paid under Section 3.05, (iii) the Aircraft Allocation Amount for the applicable Aircraft (as applicable), (iv) the amount of any Level 2 Advance, (v) the amount of the Class E-1 Note to be issued in connection with the acquisition of such Aircraft, (vi) the proposed Acquisition Date, (vii) the Advance Date and (viii) that the conditions to the purchase of such Aircraft set forth in each relevant Acquisition Agreement have been or are expected to be fulfilled on the Acquisition Date.

(g)                                 Aircraft Substitutions.  No later than one Business Day prior to the Substitution Date for each Aircraft, the Cash Manager (as directed pursuant to a Written Notice from the Financial Administrative Agent received by the Cash Manager no later than 10:00 a.m. New York City time on the day that is three Business Days prior to such Substitution Date, setting forth the amounts required for calculation) shall determine, the expected Substitute Balance as of such Substitution Date.

(h)                                 Calculations in Respect of Initial Primary Liquidity Facility Drawings.  The Cash Manager shall make the following calculations or determinations in respect of the Initial Primary Liquidity Facility and the Required Expense Amount, the Senior Hedge Payments and the Class A Notes:

(i)                                     as soon as practicable after each Calculation Date, but in no event later than 12:00 p.m. New York City time on the date which is the third Business Day prior to each Payment Date, determine (after giving effect to the application of Available Collections in accordance with the applicable payment priorities set forth in Section 3.09), whether a shortfall exists as of such Calculation Date in the Available Collections to make payment on the next succeeding Payment Date of the Required Expense Amount due on such Payment Date (any such shortfall in respect of the Required Expense Amount and any Payment Date, a “Required Expenses Shortfall” therefor);

(ii)                                  as soon as practicable after each Calculation Date, but in no event later than 12:00 p.m. New York City time on the date which is the third Business Day prior to each Payment Date, determine (after giving effect to the application of Available Collections in accordance with the applicable payment priorities set forth in Section 3.09) any shortfall (determined as of such Calculation Date) in the amount necessary for the payment in full of the Senior Hedge Payments to each applicable Hedge Provider due on such Payment Date (any such shortfall of Senior Hedge Payments, the “Senior Hedge Payments Shortfall” therefor);

(iii)                               as soon as practicable after each Calculation Date, but in no event later than 12:00 p.m. New York City time on the date which is the third Business Day prior to each Payment Date, determine (after giving effect to the application of Available Collections in accordance with the applicable payment priorities set forth in Section 3.09), whether a shortfall exists as of such Calculation Date in the Available Collections to make payment on the next succeeding Payment Date of the Interest Amount due on each of the Class A-1 Notes and the Class A-2 Notes on such Payment Date (any such shortfall in respect of the Class A-1 Notes and the Class A-1 Notes and any Payment Date, a “Liquidity Facility Interest Class A Shortfall” therefor); and

(iv)                                  as soon as practicable after each Calculation Date, but in no event later than 12:00 pm New York City time on the date which is the third Business Day prior to each Payment Date, determine (after giving effect to the application of Available Collections in accordance with the applicable payment priorities set forth in Section 3.09), whether a shortfall exists as of such Calculation Date in the Available Collections to make payment on the next succeeding Payment Date of the Class A-1 Commitment Fees due on such Payment Date (any such shortfall in respect of the Class A-1 Commitment Fees, the “Class A-1 Commitment Fee Shortfall”).

Section 3.08                                Payment Date First Step Withdrawals and Transfers.  Two Business Days prior to each Payment Date, the Cash Manager shall direct the Operating Bank to make, on such Payment Date, the following withdrawals from and transfers to the Accounts in each case as specified in a Written Notice of the Cash Manager to the Trustee, the Security Trustee and the Operating Bank (and, in the case of clauses (c) and (d) below, such direction shall be based on information provided by the Financial Administrative Agent in a Written Notice to the Cash Manager specifying the amounts for such clauses):

(a)                                  transfer the net proceeds of any Refinancing of any Notes from the Refinancing Account to any Cash Collateral Account established for the related Refinancing Notes (up to the Required Amount therefor in accordance with Section 3.03) and/or as Reserved Cash to the Collections Account (in accordance with Section 3.03) and the balance to the applicable Note Accounts, in each case in accordance with Sections 2.10(b) and 5.02(f);

(b)                                 transfer any amounts on deposit in the Defeasance/Redemption Account in respect of any Redemption that is not a Refinancing to the applicable Note Accounts;

(c)                                  transfer from each Lessee Funded Account to the Collections Account any available Segregated Funds that are no longer required to be maintained in a segregated account under the applicable Leases;

(d)                                 transfer from the Collections Account to the relevant Lessee Funded Accounts the amount of any Segregated Funds then on deposit in the Collections Account;

(e)                                  transfer from any Account (other than the Expense Reserve Account, the Collections Account, the Aircraft Purchase Accounts, the Substitute Holdback Account and the Initial Primary Liquidity Reserve Account) to the Collections Account the amount of Investment Earnings (net of losses and investment expenses), if any, on investments of funds on deposit therein during the preceding Interest Accrual Period, except that earnings on any portion of the funds on deposit in any Account required under the terms of the related Lease to be repaid to the related Lessee shall be retained therein and (b) in the case of the Aircraft Purchase Account, any earnings on any portion of the purchase price funds in respect of an Aircraft on deposit in the Aircraft Purchase Account shall be retained therein for application in accordance with Section 3.05;

(f)                                    after payment in full of all Conversion Payments to be made for any Aircraft Conversion, transfer any balance of the amount originally deposited in the Aircraft Conversion Account in respect of such Aircraft Conversion from the Aircraft Conversion Account to the Collections Account for application in accordance with Section 3.09;

(g)                                 after the giving of a Default Notice, during the continuation of an Acceleration Default or following the Interest Accrual Period in which an Aircraft Sale occurs with respect to the last Remaining Aircraft, transfer any amounts remaining in the relevant Lessee Funded Account (other than amounts required to be maintained in such account pursuant to the terms of the related Lease or Aircraft Agreement) into the Collections Account; and

(h)                                 in respect of the second Payment Date following the Initial Advance Date, after giving effect to all transfers and withdrawals pursuant to Section 3.09, transfer any amounts remaining in the Expense Reserve Account to the Note Account for the Class E-1 Notes to be paid to the Seller.

Section 3.09                                Payment Date Second Step Withdrawals.  (a)  On each Payment Date, after the withdrawals and transfers provided for in Section 3.08 have been made, the Cash Manager shall direct the Operating Bank to distribute from the Collections Account (or retain in the Collections Account, if so indicated in the relevant clause below) in each case as specified in a Written Notice of the Cash Manager to the Trustee, the Security Trustee and the Operating Bank at least two Business Days prior to such Payment Date, the amounts set forth below in the order of priority set forth below but, in each case, only to the extent that all Prior Ranking Amounts then required to be paid (or retained in the Collections Account, as applicable) have been paid (or retained in the Collections Account, as applicable) (provided that the amount to be paid shall be reduced in inverse order of priority by the amount of any payment by a Hedge Provider under a Hedge Agreement that was assumed pursuant to Section 3.07(a)(iii) to be, but has not in fact been, paid on such Payment Date; provided further that on any Payment Date on or prior to the second Payment Date after the Initial Advance Date, if the amounts available in the Collections Account and the Expense Account, taken together, are not sufficient to make the deposits and transfers described in clauses (i), (ii) and (iii) below, the amounts available in the Expense Reserve Account shall be drawn to make any deposits and transfers described in clauses (i), (ii) and (iii) below only).  All payments of Available Collections to be made to or for the account of Holders of any subclass of Notes pursuant to this Section 3.09 shall be made through a direct transfer of funds to the applicable Note Account with respect to such subclass of Notes.

(i)                                     to the Expense Account, an amount such that the amount on deposit therein is at least equal to the Required Expense Amount for such Payment Date;

(ii)                                  to the Initial Primary Liquidity Provider, any Liquidity Facility Non-Use Fees due and owing to the Initial Primary Liquidity Provider;

(iii)                               in no order of priority inter se, but pro rata as to the amounts described below in clauses (A), (B) and (C) as follows:  (A) to the Note Account for each subclass of Class A Notes, the Interest Amount on such subclass of Class A Notes in no order of priority inter se but pro rata according to the amount of accrued and unpaid interest on each such subclass of Class A Notes less the amount of any LF Drawing, if any, in respect of the Interest Amount due on such subclass of Class A Notes paid on or before such Payment Date by the Initial Primary Liquidity Facility Provider under the Initial Primary Liquidity Facility to the extent not theretofore reimbursed to the Initial Primary Liquidity Facility Provider as of such Payment Date, (B) to any Class A-1 Commitment Holder, any Class A-1 Commitment Fees due and owing to such Class A-1 Commitment Holder and any accrued and unpaid interest on any Class A-1 Commitment Fees, and (C)  pro rata, to any Hedge Provider, an amount equal to any Senior Hedge Payment due from any Issuer Group Member pursuant to any Hedge Agreement;

(iv)                              in no order of priority inter se, but pro rata as to the amounts described in clauses (A) and (B) as follows: (A) to the Initial Primary Liquidity Reserve Account, such amount so that the amount on deposit in such Account is equal to the Required Amount therefor and (B) to any Persons providing any Eligible Credit Facilities, any Credit Facility Advance Obligations payable to such Persons under the terms of their respective Eligible Credit Facilities and, to the extent any such Eligible Credit Facility consists of a Cash Collateral Account (other than the Initial Primary Liquidity Reserve Account), such amount so that the amount on deposit in each such Account is equal to the Required Amount therefor;

(v)                                 to the Expense Account, such amount as an accrual (the “Permitted Accruals”) in respect of any Modification Payments or Refinancing Expenses as the Cash Manager shall determine;

(vi)                              to the Issuer’s Shareholders Account, the Corporate Benefit Distribution and an amount equal to the sum of any Corporate Benefit Distribution (or portion thereof) not paid on any prior Payment Date;

(vii)                           to the Note Account for each subclass of Class E Notes, in the order of priority by subclass set forth in Section 3.10, an amount equal to the Excess Sale Proceeds with respect to any Aircraft Sale;

(viii)                        to the Note Accounts for each subclass of the Class A Notes, in the order of priority by subclass set forth in Section 3.10, an amount equal to the Outstanding Principal Balance of each such subclass;

(ix)                                to pay Special Indemnity Payments to the applicable party pro rata;

(x)                                   to any Hedge Provider, pro rata inter se, such amounts as are required to make any Subordinated Hedge Payments due to such Hedge Provider;

(xi)                                after the Delivery Expiry Date and subject to the payment in full of all amounts in clauses (i) through (x) above, to the Note Accounts for each subclass of Class E Notes, the

Interest Amount on such subclass of Class E Notes in no order of priority inter se, but pro rata according to the amount of accrued and unpaid interest on such subclass of Class E Notes;

(xii)                             after the Delivery Expiry Date and subject to the payment in full of all amounts in clauses (i) through (xi) above, to the Note Account for each subclass of Class E Notes, in the order of priority by subclass set forth in Section 3.10, an amount equal to the Outstanding Principal Balance of each such subclass; and

(xiii)                          after the Delivery Expiry Date and subject to the payment in full of all amounts in clauses (i) through (xii) above, all remaining amounts to the Note Accounts for each subclass of Class E Notes, in the order of priority by subclass set forth in Section 3.10.

(b)                                 Anything to the contrary contained in Section 3.09(a) notwithstanding, following delivery to the Issuer and the Cash Manager of a Default Notice, during the continuance of an Acceleration Default or upon the occurrence of a Critical Mass Event, the allocation of payments described in Section 3.09(a) shall not apply and the Cash Manager shall direct the Operating Bank in writing to cause all amounts on deposit in the Collections Account and the Expense Account to be applied on each Payment Date in the following order of priority:

(i)                                     to the Expense Account, an amount such that the amount on deposit therein is equal to the Required Expense Amount for such Payment Date;

(ii)                                  to any Persons providing any Eligible Credit Facilities, pro rata inter se, any Credit Facility Advance Obligations and Liquidity Facility Non-Use Fees payable to such Persons under the terms of their respective Eligible Credit Facilities;

(iii)                               in no order of priority inter se, but pro rata as to the amounts described below in clauses (A), (B) and (C) as follows:  (A) to the Note Account for each subclass of Class A Notes, the Interest Amount on such subclass of Class A Notes in no order of priority inter se but pro rata according to the amount of accrued and unpaid interest on each such subclass of Class A Notes less the amount of any LF Drawing, if any, in respect of the Interest Amount due on such subclass of Class A Notes paid on or before such Payment Date by the Initial Primary Liquidity Facility Provider under the Initial Primary Liquidity Facility to the extent not theretofore reimbursed to the Initial Primary Liquidity Facility Provider as of such Payment Date, (B) to any Class A-1 Commitment Holder, any Class A-1 Commitment Fees due and owing to such Class A-1 Commitment Holder and any accrued and unpaid interest on any Class A-1 Commitment Fees, and (C)  pro rata, to any Hedge Provider, an amount equal to any Senior Hedge Payment due from any Issuer Group Member pursuant to any Hedge Agreement;

(iv)                              to the Note Accounts for each subclass of Class A Notes, the Outstanding Principal Balance of such subclass of Class A Notes in no order of priority inter se but pro rata according to the amount of the principal of such subclass of Class A Notes;

(v)                                 to pay Special Indemnity Payments to the applicable party pro rata;

(vi)                              to any Hedge Provider, pro rata inter se, such amounts as are required to make any Subordinated Hedge Payments due to such Hedge Provider;

(vii)                           to the Issuer’s Shareholders Account, an amount equal to the sum of each Corporate Benefit Distribution (or portion thereof) not paid on any prior Payment Date in accordance with Section 3.09;

(viii)                        to the Note Accounts for each subclass of Class E Notes, the Interest Amount on such subclass of Class E Notes in no order of priority inter se, but pro rata according to the amount of accrued and unpaid interest on such subclass of Class E Notes;

(ix)                                to the Note Account for each subclass of Class E Notes, in the order of priority by subclass set forth in Section 3.10, an amount equal to the Outstanding Principal Balance of each such subclass; and

(x)                                   all remaining amounts to the Note Accounts for each subclass of Class E Notes, in the order of priority by subclass set forth in Section 3.10.

Section 3.10                                Allocations of Principal Payments Among Subclasses of the Notes.  To the extent that any payment of principal pursuant to Section 3.09(a) is allocable to any class of Notes on any Payment Date, such payment will be applied to repay all Notes in such class in the following order of priority:  (i) First, to each subclass of such class, in no order of priority inter se, but pro rata according to the amount of, but not to exceed, the excess, if any, of the Outstanding Principal Balance of each such subclass over the product of the applicable Pool Factor on such Payment Date and the initial principal balance of each such subclass; (ii) Second, to each such subclass with an Expected Final Payment Date that falls on or before such Payment Date, in order of the earliest issued subclass; provided that in the case of two or more subclasses issued on the same date, the Available Collections will be applied to such subclasses in order of the subclass with the earliest Expected Final Payment Date and, with respect to any two or more subclasses having the same Expected Final Payment Date, the Available Collections will be applied to such subclasses pro rata according to the Outstanding Principal Balance of each such subclass (after giving effect to any payment under clause (i) above) on such Payment Date; and (iii) Third, to each such subclass in order of the earliest Expected Final Payment Date, provided, in the case of two or more subclasses having the same Expected Final Payment Date, in no order of priority inter se, but pro rata, according to the Outstanding Principal Balance of each such subclass (after giving effect to any payment under clauses (i) and (ii) above) on such Payment Date.

Section 3.11                                Certain Redemptions; Certain Premiums.  (a)  Optional Redemption.  Subject to the provisions of Section 3.11(c), on any Business Day after the Initial Advance Date, the Issuer may elect to cancel the remaining Class A-1 Commitments in full in accordance with the Class A-1 Note Funding Agreement and redeem (including in connection with any Refinancing) each subclass of the Class A Notes in whole (but not in part) out of amounts available in the Defeasance/Redemption Account or, in the case of a Refinancing, the Refinancing Account, for such purpose, if any, other than, in either such case, any funds constituting part of the Available Collections, at the Redemption Price (including any LIBOR Break Costs) plus any accrued and unpaid interest (after giving effect to any payment thereof on such Redemption Date under Section 3.09) on the Notes to be redeemed on the Redemption Date; provided that after the giving of a Default Notice or the Acceleration of any Notes, the Notes may be redeemed only in whole but not in part pursuant to this Section 3.11(a); and provided further that Written Notice of any such Redemption shall be given by the Issuer (or the Administrative Agent on its behalf) to the Trustee not less than ten days and not more than thirty days prior to such Redemption Date.

(b)                                 Redemption for Taxation or Increased Costs Reasons.  Subject to the provisions of Section 3.11(c), if, at any time,

(i)                                     the Issuer is, or on the next succeeding Payment Date will be, required to make any withholding or deduction under the laws or regulations of any applicable tax authority with respect to any payment on any subclass of Class A Notes;

(ii)                                  the Issuer is or will be subject to any circumstance (whether by reason of any law, regulation, regulatory requirement or double-taxation convention, or the interpretation or application thereof, or otherwise) that has resulted or will result in the imposition of a tax (whether by direct assessment or by withholding at source) or other similar imposition by any jurisdiction that would (A) materially increase the cost to the Issuer of making payments in respect of any subclass of Class A Notes or of complying with its obligations under or in connection with the Notes; (B) materially increase the operating or administrative expenses of the Issuer or the Charitable Trust under which 95% of the ordinary share capital of the Issuer is held; or (C) otherwise obligate the Issuer or any of its subsidiaries to make any material payment on, or calculated by reference to, the amount of any sum received or receivable by the Issuer, or by the Cash Manager on behalf of the Issuer Group as contemplated by the Cash Management Agreement; or

(iii)                               the Issuer is, or on the next succeeding Payment Date will be, required to make any payment pursuant to Article VI of the Class A-1 Note Funding Agreement.

then the Issuer shall inform the Trustee in writing at such time of any such requirement or imposition and shall use commercially reasonable efforts to avoid the effect of the same; provided that no actions shall be taken by the Issuer to avoid such effects without a Rating Agency Confirmation and the prior written consent of the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing).  If, after using its commercially reasonable efforts to avoid the adverse effects described above, any Issuer Group Member has not avoided such effects, the Issuer may, at its election, redeem the affected subclass of Class A Notes on any Business Day, in whole, or, if due to the reason specified in clause (iii) above, in part, at the Outstanding Principal Balance of the Class A Notes to be redeemed plus accrued and unpaid interest (after giving effect to any payment thereof on such Redemption Date under Section 3.09) thereon to such Business Day but without premium; provided, however, that any such Redemptions pursuant to clause (i) or (ii) above may not occur more than 30 days prior to such time as the requirement or imposition described in (i) or (ii) above (as applicable) is to become effective; provided further that Written Notice of any such Redemption shall be given by the Issuer (or the Administrative Agent on its behalf) to the Trustee not less than ten days and not more than thirty days prior to the Redemption Date for such Redemption.

(c)                                  Method of Redemption.  Upon receipt of notice from the Issuer or the Administrative Agent under Section 3.11(a) or 3.11(b), the Trustee shall give Written Notice in respect of any such redemption of any subclass of Class A Notes under Section 3.11(a) or 3.11(b) (a “Redemption”) to the Holders of Notes and, for so long as any Notes are admitted to the Official List of the Irish Stock Exchange and to trading on the Alternative Securities Market, to the Listing Agent for delivery on its behalf to the Companies Announcement Office of the Irish Stock Exchange, at least three Business Days before the Redemption Date for such Redemption.  If a Redemption is of less than all of the Class A Notes of any subclass in accordance with Section 3.11(b), Class A Notes of such subclass to be redeemed will be repaid pro rata according to the Outstanding Principal Balance of each such subclass, to the extent moneys are available.  Except in the case of a Refinancing or a Redemption (subject to the conditions specified in clause (e) below), the Trustee shall not deliver any notice under this Section 3.11(c) unless and until the Trustee shall have received certification that all conditions precedent to such Redemption have been satisfied and evidence satisfactory to it that the amounts required to be deposited pursuant to Section 3.11(d) are, or will on or before the Redemption Date be, deposited in the Defeasance/Redemption Account.  Each notice in respect of a Redemption given pursuant to this Section 3.11(c) shall state (i) the applicable Redemption Date and that such Redemption may be revoked or cancelled as provided in clause (e) below, (ii) the Trustee’s arrangements for making payments in respect of such Redemption, (iii) the Redemption Price or the Outstanding Principal Balance of each subclass of Class A Notes to be redeemed, (iv) in the case of a Redemption of the Class A Notes of any subclass in whole, the Class A Notes of such subclass to be redeemed in whole must be surrendered to the Trustee to collect the Redemption Price (including LIBOR Break Costs, if any) plus accrued and unpaid interest on such Notes and (v) in the case of a Redemption of the Class A Notes of any subclass in whole, that, unless the Redemption Price and any accrued and unpaid interest thereon is not paid, interest on the subclass of Class A Notes called for Redemption shall cease to accrue on and after the Redemption Date.

(d)                                 Deposit of Redemption Amount.  On or before 10:00 a.m. (New York City time) on the Redemption Date in respect of a Redemption under Section 3.11(a) unless such Redemption has been revoked or cancelled as provided in clause (e) below, the Issuer shall, to the extent an amount equal to the Redemption Price of Class A Notes to be redeemed and all accrued and unpaid interest (after giving effect to any payment thereof on such Redemption Date under Section 3.09) thereon, all amounts due to any Hedge Provider on such Redemption Date, the Required Expense Amount and all unpaid obligations due and owing to the Class A-1 Funding Agent, the Class A-1 Commitment Holders and the Holders of the Class A Notes as of the Redemption Date is not then held on deposit therein, deposit or cause to be deposited in the Defeasance/Redemption Account or, in the case of a Refinancing, the Refinancing Account, other than, in either case, any funds constituting part of the Available Collections, an amount in immediately available funds equal to such amount.  On or before 10:00 a.m. (New York City time) on the Redemption Date in respect of a Redemption under Section 3.11(b) unless such Redemption has been revoked or cancelled as provided in clause (e) below, the Issuer shall, to the extent an amount equal to the Outstanding Principal Balance of Class A Notes to be redeemed and all accrued and unpaid interest (after giving effect to any payment thereof on such Redemption Date under Section 3.09) thereon, the Required Expense Amount and all unpaid obligations due and owing to the Class A-1 Funding Agent, the Class A-1 Commitment Holders and the Holders of the Class A Notes as of the Redemption Date is not then held on deposit therein, deposit or cause to be deposited in the Defeasance/Redemption Account or, in case of a Refinancing, the Refinancing Account, an amount in immediately available funds equal to such amount.

(e)                                  Notes Payable on Redemption Date.  After notice has been given under Section 3.11(c), the Outstanding Principal Balance of the Class A Notes to be redeemed on such Redemption Date shall, unless such Redemption has been revoked or cancelled as provided in the next succeeding sentence, become due and payable at the Corporate Trust Office of the Trustee, and from and after such Redemption Date (unless the applicable amount to be redeemed is not paid) such principal amount shall cease to bear interest.  The Issuer may revoke or cancel a Redemption at any time if after the date of the issuance of the notice of Redemption, there shall have occurred any change or any development which would reasonably be expected to result in a prospective change in or affect the ability of the Issuer to perform its obligations under this Indenture or any other Related Document or in the general economic, political or financial conditions in the United States or elsewhere, the effect of which, in the judgment of the Board, is material and adverse and makes it impracticable or inadvisable to proceed with the Redemption of the applicable subclass of Notes on the Redemption Date.  Upon surrender of any Class A Note for redemption in accordance with such notice, the Redemption Price or the Outstanding Principal Balance (as applicable) of such Note, together with accrued and unpaid interest on such Note plus LIBOR Break Costs (if any) shall be paid as provided for in this Section 3.11.  If any Class A Note to be redeemed shall not be so paid upon surrender thereof for redemption, the amount in respect thereof shall continue to bear interest until paid from the Redemption Date at the interest rate applicable to such Note.

Section 3.12                                Adjustment of Certain Factors and Balances.  Upon the issuance of any Additional Notes or Refinancing Notes, subject to Sections 5.02(f) and 5.02(h) (as applicable), the Pool Factors for any subclass of Notes may be adjusted to take into account the issuance of such Additional Notes or Refinancing Notes, as the case may be, in the manner specified in the Board Resolution providing for such action; provided that no Pool Factor for any subclass of Notes may be adjusted so as to extend the original Expected Final Payment Date of the affected subclass of Notes (as determined as of the date of such issuance, and specified in the offering document related to such issuance) by more than twelve months.  The Administrative Agent shall include such adjusted Pool Factors in each Quarterly Report and Annual Report.

Section 3.13                                Eligible Credit Facilities.  Notwithstanding Section 3.09, Article X, or anything else to the contrary contained in this Indenture or the Security Trust Agreement, all amounts available in any Cash Collateral Account or drawn against any other Eligible Credit Facility shall be paid to Holders of the subclass of Notes (and holders of other obligations) for whose benefit such Eligible Credit Facility is stated to be established except to the extent otherwise provided in the Board Resolutions providing for such Eligible Credit Facility.

Section 3.14                                Initial Primary Liquidity Facility.  (a)  LF Drawings.  If the Cash Manager determines pursuant to Section 3.07(h) that on any Payment Date occurring after the Initial Delivery Date, after making all withdrawals (for the avoidance of doubt, prior to any drawings under the Initial Primary Liquidity Facility and/or withdrawals, if any, from the Initial Primary Liquidity Reserve Account) and transfers to be made with respect to such Payment Date, there will be insufficient funds in the Collections Account (w) to transfer to the Expense Account an amount such that the amount on deposit therein is equal to the Required Expense Amount for such Payment Date, (x) to pay Senior Hedge Payments to each applicable Hedge Provider, in each case as provided in Section 3.09, (y) to pay Class A-1 Commitment Fees to each applicable Class A-1 Commitment Holder, in each case as provided in Section 3.09 or (z) to pay the Interest Amount for each of the Class A-1 Notes and the Class A-2 Notes as provided in Section 3.09, the Cash Manager shall so notify the Trustee in writing and shall, no later than 6:00 p.m. (New York City time) three Business Days prior to such Payment Date, request a drawing (each such drawing, an “LF Drawing”) under the Initial Primary Liquidity Facility, to be paid on such Payment Date, in an amount equal to the lesser of (a) an amount equal to the related aggregate shortfall in making the payments set forth in clauses (w), (x), (y) and (z) above and (b) the Available Amount under the Initial Primary Liquidity Facility.

(b)                                 Application of LF Drawings.  The Cash Manager shall direct the Initial Primary Liquidity Facility Provider to distribute the proceeds of any LF Drawing to the Initial Primary Liquidity Payment Account, and the Cash Manager shall direct the Operating Bank to withdraw such proceeds from the Initial Primary Liquidity Payment Account and the Trustee shall, as set out in a Written Notice from the Cash Manager, apply such amount, first, to the Expense Account an amount such that the amount on deposit therein is at least equal to the Required Expense Amount for the applicable Payment Date, and second, in no order of priority inter se, but pro rata, (1) to the Note Account for each of the Class A-1 Notes and the Class A-2 Notes, the Interest Amount on each such subclass of the Class A Notes, (2) to any Class A-1 Commitment Holder, any Class A-1 Commitment Fees due and owing to such Class A-1 Commitment Holder and any accrued and unpaid interest on any Class A-1 Commitment Fees, and (3) pro rata, to any Hedge Provider, an amount equal to any Senior Hedge Payment due from any Issuer Group Member pursuant to any Hedge Agreement.

(c)                                  Downgrade Drawings.  The Initial Primary Liquidity Provider shall notify the Issuer promptly upon the occurrence of a Downgrade Event with respect to the Initial Primary Liquidity Provider.  Upon the occurrence of a Downgrade Event with respect to the Initial Primary Liquidity Facility, unless (i) the Initial Primary Liquidity Provider or the Issuer arranges for a Replacement Primary Liquidity Provider to issue and deliver a Replacement Primary Liquidity Facility to the Issuer within 10 days after receiving notice of such Downgrade Event (but not later than the expiration date of the Initial Primary Liquidity Facility) or (ii) the Initial Primary Liquidity Facility Provider shall have received a Rating Agency Confirmation for the Class A Notes confirming that such downgrading will not constitute a Downgrade Event with respect to the Initial Primary Liquidity Facility within such 10-day period, the Cash Manager shall, on such 10th day (or if such 10th day is not a Business Day, on the next succeeding Business Day) (or, if earlier, the expiration date of the Initial Primary Liquidity Facility), request a drawing in accordance with and to the extent permitted by the Initial Primary Liquidity Facility (such drawing, a “Downgrade Drawing”) of the Available Amount thereunder.  Amounts drawn pursuant to a Downgrade Drawing shall be deposited into the Initial Primary Liquidity Reserve Account.

(d)                                 Non-Extension Drawings.  If the Initial Primary Liquidity Facility is scheduled to expire on a date (the “Stated Expiration Date”) prior to the date that is 15 days after the Final Maturity Date with respect to the Class A Notes, then, no earlier than the 60th day and no later than the 30th day prior to the applicable Stated Expiration Date then in effect, the Cash Manager shall request that the Initial Primary Liquidity Facility Provider extend the Stated Expiration Date until the earlier of (i) the date which is 15 days after the Final Maturity Date with respect to the Class A Notes and (ii) the date that is the day immediately preceding the 364th day occurring after the Stated Termination Date then in effect (unless the obligations of the Initial Primary Liquidity Facility Provider under the Initial Primary Liquidity Facility are earlier terminated in accordance with the Initial Primary Liquidity Facility).  If on or before the date which is 10 days prior to the Stated Expiration Date, (A) the Initial Primary Liquidity Facility shall not have been replaced in accordance with Section 3.14(e) or (B) the Initial Primary Liquidity Facility Provider fails irrevocably and unconditionally to advise the Cash Manager that such Stated Expiration Date then in effect shall be so extended, the Cash Manager shall immediately, in accordance with the terms of the Initial Primary Liquidity Facility (a “Non-Extended Facility”), request a drawing under the Initial Primary Liquidity Facility (such drawing, a “Non-Extension Drawing”) of the Available Amount thereunder.  Amounts drawn pursuant to a Non-Extension Drawing shall be deposited into the Initial Primary Liquidity Reserve Account.

(e)                                  Issuance of Replacement Liquidity Facility.  (i)  If the Initial Primary Liquidity Provider shall determine not to extend the Initial Primary Liquidity Facility in accordance with Section 3.14(d), then either the Initial Primary Liquidity Facility Provider or the Issuer may, at their respective options, arrange for a Replacement Primary Liquidity Facility to replace the Initial Primary Liquidity Facility during the period no earlier than 35 days and no later than 10 days prior to the then effective Stated Expiration Date.

(ii)                                  If a Downgrade Event shall have occurred with respect to the Initial Primary Liquidity Facility in accordance with Section 3.14(c), then either the Initial Primary Liquidity Facility Provider or the Issuer may, at their respective options, arrange for a Replacement Primary Liquidity Facility to replace the Initial Primary Liquidity Facility within 10 days after receiving notice of such Downgrade Event (but not later than the expiration date of the Initial Primary Liquidity Facility); provided, however, that the Initial Primary Liquidity Facility Provider may, at its option, arrange for a Replacement Primary Liquidity Facility at any time following a Downgrade Drawing so long as the Issuer has not already arranged for a Replacement Primary Liquidity Facility and no withdrawal by the Cash Manager has been previously made from the Initial Primary Liquidity Reserve Account under Section 3.14(f)(iii).

(iii)                               (A)                              At any time after the then Stated Expiration Date of the Initial Primary Liquidity Facility has been extended for a period in excess of a 364-day period, the Initial Primary Liquidity Facility Provider may, at its option, arrange for a Replacement Primary Liquidity Facility to replace the Initial Primary Liquidity Facility.

(B)                                No Replacement Primary Liquidity Facility arranged by the Initial Primary Liquidity Facility Provider or the Issuer in accordance with clauses (i), (ii) and (iii)(A) above shall become effective and no such Replacement Primary Liquidity Facility shall be deemed an “Eligible Credit Facility” under this Indenture, unless and until (x) each of the conditions referred to in subclause (C) below shall have been satisfied, and (y) in the case of a Replacement Primary Liquidity Facility arranged by the Initial Replacement Liquidity Facility Provider, such Replacement Primary Liquidity Facility is acceptable to the Issuer.

(C)                                In connection with the issuance of each Replacement Primary Liquidity Facility, (x) the Cash Manager shall, prior to the issuance of such Replacement Primary Liquidity Facility, have received a Rating Agency Confirmation with respect to the Class A Notes (without regard to any downgrading of any rating of the Initial Primary Liquidity Facility Provider being replaced pursuant to Section 3.14(c) hereof), (y) upon receipt of a Written Notice from the Financial Administrative Agent to the Cash Manager setting forth the amount of Credit Facility Obligations then owing to the replaced Initial Primary Liquidity Facility Provider, the Cash Manager shall direct the Operating Bank to pay to the replaced Initial Primary Liquidity Facility Provider all Credit Facility Obligations then owing to the replaced Initial Primary Liquidity Facility Provider (which payment shall be made first from available funds in the Initial Primary Liquidity Reserve Account, and thereafter from any other available source, including, without limitation, a drawing under the Replacement Primary Liquidity Facility) and (z) the issuer of the Replacement Primary Liquidity Facility shall deliver the Replacement Primary Liquidity Facility to the Cash Manager, together with a legal opinion opining that such Replacement Primary Liquidity Facility has been duly authorized, executed and delivered by, and is an enforceable obligation of, such Replacement Primary Liquidity Facility Provider.

(D)                               Upon satisfaction of the conditions set forth in clauses (B) and (C) of this Section 3.14(e)(iii) with respect to a Replacement Primary Liquidity Facility, (w) the replaced Initial Primary Liquidity Facility shall terminate, (x) the Cash Manager shall, if and to the extent so requested by the Issuer or the Initial Primary Liquidity Facility Provider being replaced, execute and deliver any certificate or other instrument required in order to terminate the replaced Initial Primary Liquidity Facility, shall surrender the replaced Initial Primary Liquidity Facility to the Initial Primary Liquidity Facility Provider being replaced and shall execute and deliver the Replacement Primary Liquidity Facility, (y) each of the parties hereto shall enter into any amendments to this Indenture and any other Related Documents necessary to give effect to (1) the replacement of the applicable Initial Primary Liquidity Facility Provider with the applicable Replacement Primary Liquidity Provider and (2) the replacement of the applicable Initial Primary Liquidity Facility with the applicable Replacement Primary Liquidity Facility and (z) such Replacement Primary Liquidity Provider shall be deemed to be a provider of an Eligible Credit Facility with the rights and obligations of the Initial Primary Liquidity Facility Provider hereunder and under the other Related Documents and such Replacement Primary Liquidity Facility shall be deemed to be an Eligible Credit Facility (and, if so designated by the Board, the “Initial Primary Liquidity Facility”) hereunder and under the other Related Documents.

(f)                                    Cash Collateral Account; Withdrawals; Investments.  In the event the Cash Manager shall draw all available amounts under the Initial Primary Liquidity Facility pursuant to Section 3.14(c), 3.14(d) or 3.14(i), or in the event amounts are to be deposited into the Initial Primary Liquidity Reserve Account pursuant to clause (iv) of Section 3.09(a), amounts so drawn or to be deposited, as the case may be, shall be deposited by the Cash Manager into the Initial Primary Liquidity Reserve Account.  All amounts on deposit in the Initial Primary Liquidity Reserve Account shall be invested and reinvested in accordance with Section 3.02.  The Cash Manager shall provide the Initial Primary Liquidity Facility Provider with read only access to the Initial Primary Liquidity Reserve Account which will indicate the

Investment Earnings held in the Initial Primary Liquidity Reserve Account as of the applicable Calculation Date.  On each Payment Date, the Cash Manager shall direct the Operating Bank to pay to the Initial Primary Liquidity Facility Provider all Investment Earnings on amounts on deposit in the Initial Primary Liquidity Reserve Account.  In addition, from and after the date funds are deposited in the Initial Primary Liquidity Reserve Account, the Cash Manager shall make withdrawals from such account as follows:

(i)                                     in accordance with Section 3.01(o);

(ii)                                  on any Payment Date, if the amount in the Initial Primary Liquidity Reserve Account exceeds the Required Amount therefor, then the Cash Manager shall direct the Operating Bank to withdraw from the Initial Primary Liquidity Reserve Account such excess and pay such amount to the Initial Primary Liquidity Facility Provider;

(iii)                               if a Replacement Primary Liquidity Facility shall be delivered to the Cash Manager following the date on which funds have been deposited into the Initial Primary Liquidity Reserve Account, the Cash Manager shall direct the Operating Bank to withdraw all amounts on deposit in the Initial Primary Liquidity Reserve Account and shall pay such amounts to the replaced Initial Primary Liquidity Facility Provider until all Credit Facility Obligations owed to such Person shall have been paid in full, and shall deposit any remaining amount in the Collections Account;

(iv)                              upon the payment in full of the Outstanding Principal Balance of, and accrued interest on, the Class A Notes, the Cash Manager shall direct the Operating Bank to withdraw all amounts from the Initial Primary Liquidity Reserve Account and pay such amounts to the Initial Primary Liquidity Facility Provider until all Credit Facility Obligations owed to the Initial Primary Liquidity Facility Provider shall have been paid in full, and to deposit any remaining amount in the Collections Account; and

(v)                                 15 days after the Final Maturity Date with respect to the Class A Notes, the Cash Manager shall direct the Operating Bank to withdraw all amounts on deposit in the Initial Primary Liquidity Reserve Account and shall pay such amounts to the Initial Primary Liquidity Facility Provider until all Credit Facility Obligations owed to such Person shall have been paid in full and shall deposit any remaining amount in the Collections Account.

(g)                                 Reinstatement.  With respect to any LF Drawing under the Initial Primary Liquidity Facility, upon the reimbursement to the Initial Primary Liquidity Facility Provider in full or in part of the amount of such LF Drawing, together with any accrued interest thereon, the Available Amount of the Initial Primary Liquidity Facility shall be reinstated by an amount equal to the amount of such LF Drawing so reimbursed to the Initial Primary Liquidity Facility Provider but not to exceed the Maximum Commitment; provided, however, that the Initial Primary Liquidity Facility shall not be so reinstated in part or in full at any time if (x) a Liquidity Event of Default shall have occurred and be continuing or (y) a Downgrade Drawing, Non-Extension Drawing or Final Drawing shall have occurred.

(h)                                 Reimbursement.  The amount of each LF Drawing under the Initial Primary Liquidity Facility and any amounts withdrawn from the Initial Primary Liquidity Reserve Account following a Downgrade Drawing, Non-Extension Drawing or a Final Drawing shall be due and payable, together with interest thereon, on the dates and at the rates, respectively, provided in the Initial Primary Liquidity Facility but only to the extent that Available Collections are sufficient to pay such amounts in the order of priority set forth in Section 3.09.

(i)                                     Final Drawing.  Upon receipt from the Initial Primary Liquidity Provider of a Termination Notice with respect to the Initial Primary Liquidity Facility, the Cash Manager shall, not later than the date specified in such Termination Notice, in accordance with the terms of the Initial Primary Liquidity Facility, request a drawing under the Initial Primary Liquidity Facility of the Available Amount thereunder (a “Final Drawing”).  Amounts drawn pursuant to a Final Drawing shall be deposited into the Initial Primary Liquidity Reserve Account.

(j)                                     Initial Primary Liquidity Facility Provider Consent.  To the extent that the Initial Primary Liquidity Facility Provider’s consent or approval is required under this Indenture or any other Related Document, such consent is not required in the event that (x) no Class A Notes are Outstanding and (y) no Credit Facility Advance Obligations are due and owing to the Initial Primary Liquidity Facility Provider (and, in the case of any issuance of any Additional Notes, an Initial Primary Liquidity Facility Non-Consent Event has occurred).

Section 3.15                                Intentionally Omitted.

Section 3.16                                Class A-1 Funding Agent’s Consent.  To the extent that (a) the Class A-1 Funding Agent’s consent or approval is required under this Indenture or any other Related Document or (b) the Class A-1 Funding Agent has any other rights (other than its rights to receive payments under Article VI of the Class A-1 Note Funding Agreement) under this Indenture or any other Related Document, including the right to receive notices, opinions or any other document, such consent and/or approval is not required and all rights of the Class A-1 Funding Agent (other than any rights as a Class A-1 Commitment Holder or a Holder) under this Indenture and any other Related Document shall immediately terminate unless specified otherwise in the applicable Related Document if a Class A-1 Commitment Non-Consent Event has occurred.

ARTICLE IV

DEFAULT AND REMEDIES

Section 4.01                                Events of Default.  Each of the following events shall constitute an “Event of Default” hereunder with respect to any subclass of Notes, and each such Event of Default shall be deemed to exist and continue so long as, but only so long as, it shall not have been remedied:

(a)                                  failure by the Issuer to pay when due interest on any Note of such subclass, and the continuance of such default unremedied for a period of five Business Days after the same shall have become due and payable;

(b)                                 failure by the Issuer to pay when due principal of any Note of such subclass no later than the applicable Final Maturity Date

(c)                                  failure by the Issuer to pay when due the Class A-1 Commitment Fees (or any portion thereof);

(d)                                 failure by the Issuer to pay any amount (other than interest) when due and payable in connection with any Notes of such subclass to the extent that there are, on any Payment Date, amounts available for such payment in the Collections Account or the Cash Collateral Account with respect to the Notes of such subclass, and the continuance of such default for a period of five or more Business Days after such Payment Date;

(e)                                  failure of any of the representations or warranties of the Issuer under this Indenture to be true and correct or failure by the Issuer to comply with any of the covenants, obligations, conditions or provisions binding on it under this Indenture or any of the Notes (other than a payment default for which provision is made in clause (a), (b), (c)  or (d) of this Section 4.01), if in any such case such failure materially adversely affects the Holders of such subclass of Notes and continues for a period of 30 days or more (or, if such failure is capable of remedy within 60 days of the date of the written notice referred to below and the Administrative Agent has promptly provided the Trustee with a certificate stating that the Issuer has commenced, or will promptly commence, and diligently pursue all reasonable efforts to remedy such failure, 60 days so long as the Issuer or any Issuer Subsidiary is diligently pursuing such remedy but in any event no longer than 60 days) after written notice thereof has been given to the Issuer by the Controlling Party or by the Holders of a majority of the aggregate Outstanding Principal Balance of the Notes of the Senior Class;

(f)                                    a court having jurisdiction in the premises enters a decree or order for (i) relief in respect of the Issuer or any direct or indirect subsidiary thereof (other than a Non-Significant Subsidiary), under any Applicable Law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization, examination, relief of debtors or other similar law now or hereafter in effect; (ii) appointment of a receiver, liquidator, examiner, assignee, custodian, trustee, sequestrator or similar official of the Issuer or any direct or indirect subsidiary thereof (other than a Non-Significant Subsidiary); or (iii) the winding-up or liquidation of the affairs of the Issuer or any direct or indirect subsidiary thereof (other than a Non-Significant Subsidiary) and, in each case, such decree or order shall remain unstayed or such writ or other process shall not have been stayed or dismissed within 90 days from entry thereof;

(g)                                 the Issuer or any direct or indirect subsidiary thereof (other than a Non-Significant Subsidiary) (i) commences a voluntary case under any Applicable Law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization, examination, relief of debtors or other similar law now or hereafter in effect, or consents to the entry of an order for relief in any involuntary case under any such law; (ii) consents to the appointment of or taking possession by a receiver, liquidator, examiner, assignee, custodian, trustee, sequestrator or similar official of the Issuer or any direct or indirect subsidiary thereof (other than a Non-Significant Subsidiary) or for all or substantially all of the property and assets of the Issuer or any direct or indirect subsidiary thereof (other than a Non-Significant Subsidiary); or (iii) effects any general assignment for the benefit of creditors;

(h)                                 one or more judgments or orders for the payment of money that are in the aggregate in excess of 5% of the Adjusted Portfolio Value shall be rendered against the Issuer or any Issuer Subsidiary or any other Issuer Group Member and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of 10 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; provided, however, that any such judgment or order shall not be an Event of Default under this Section 4.01(h) if and for so long as (x) the amount of such judgment or order is covered by a valid and binding policy of insurance between the defendant and the insurer covering payment thereof and (y) such insurer, which shall be rated at least “A” by A.M. Best Company or any similar successor entity, has been notified of, and has not disputed the claim made for payment of, the amount of such judgment or order;

(i)                                     the constitutional documents creating the Issuer cease to be in full force and effect without replacement documents having the same terms being in full force and effect; or

(j)                                     the aggregate number of Delivered Aircraft on the Delivery Expiry Date is less than 22.

For the avoidance of doubt, any payment under an Eligible Credit Facility (or a drawing of funds from a Cash Collateral Account) shall constitute a payment by the Issuer for purposes of clauses (a), (b), (c)  and (d) above.

Section 4.02                                Acceleration, Rescission and Annulment.  (a)  If an Event of Default with respect to the Senior Class (other than an Event of Default under clause (f) or (g) of Section 4.01) occurs and is continuing, the Controlling Party may and, if the Controlling Party is solely the Senior Trustee, upon the written direction of Holders of a majority of the aggregate Outstanding Principal Balance of the Senior Class, shall, give a Default Notice to the Issuer, the Cash Manager, the Administrative Agent, the Class A-1 Funding Agent, each Hedge Provider, the Security Trustee and the Trustee declaring the Outstanding Principal Balance of the Notes and all accrued and unpaid interest thereon to be due and payable. Upon delivery of a Default Notice, such Outstanding Principal Balance and all accrued and unpaid interest thereon shall be due and payable.  At any time after the Controlling Party has declared the Outstanding Principal Balance of the Notes to be due and payable and prior to the exercise of any other remedies pursuant to this Article IV, the Controlling Party may (and if the Controlling Party is the Senior Trustee, upon the written direction of Holders of a majority of the aggregate Outstanding Principal Balance of the Senior Class, shall) by Written Notice to the Issuer, the Senior Trustee (if not the Controlling Party), the Cash Manager, the Administrative Agent, the Security Trustee and the Trustee, subject to Section 4.05(a), rescind and annul such declaration and thereby annul its consequences if:  (i) there has been paid to or deposited with the Senior Trustee an amount sufficient to pay all overdue installments of interest on the Notes, and the principal or Redemption Price of the Notes that would have become due otherwise than by such declaration of acceleration, (ii) the rescission would not conflict with any judgment or decree and (iii) all other Defaults and Events of Default, other than nonpayment of interest and principal on the Notes that have become due solely because of such acceleration, have been cured or waived.  If the Controlling Party is the Initial Primary Liquidity Facility Provider, only it may give a notice of rescission and annulment.  If an Event of Default under clause (f) or (g) of Section 4.01 occurs, the Outstanding Principal Balance of the Notes and all accrued and unpaid interest thereon shall automatically become due and payable without any further action by any party.

(b)                                 No Person other than the Controlling Party may give or direct the giving of a Default Notice or exercise or direct the exercise of any remedy in respect of any Event of Default.

(c)                                  The Trustee shall provide each Rating Agency with a copy of any Default Notice it receives pursuant to this Indenture.

Section 4.03                                Other Remedies.  If an Event of Default occurs and is continuing, the Senior Trustee (at the direction of the Controlling Party if the Senior Trustee is not the Controlling Party and at the written direction of Holders of a majority of the aggregate Outstanding Principal Balance of the Senior Class if the Controlling Party is the Senior Trustee) may exercise any right available to it under any Security Document, any Related Document or otherwise and may pursue any available remedy by proceeding at law or in equity including, without limitation, any right or remedy to collect the payment of principal or Redemption Price of, or interest, on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Senior Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding.

Section 4.04                                Limitation on Suits.  Without limiting the provisions of Section 4.09 and the final sentence of Section 12.04(a), no Holder shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, the Security Trust Agreement or the Notes, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(a)                                  the Senior Trustee is the sole Controlling Party;

(b)                                 such Holder holds Notes of the Senior Class and has previously given written notice to the Senior Trustee of a continuing Event of Default;

(c)                                  the Holders of a majority of the aggregate Outstanding Principal Balance of the Senior Class make a written request to the Senior Trustee to pursue a remedy hereunder;

(d)                                 such Holder or Holders offer to the Senior Trustee an indemnity reasonably satisfactory to the Senior Trustee against any costs, expenses and liabilities to be Incurred in complying with such request;

(e)                                  the Senior Trustee does not comply with such request within 60 days after receipt of the request and the offer of indemnity; and

(f)                                    during such 60-day period, Holders of a majority of the Outstanding Principal Balance of the Senior Class do not give the Senior Trustee a revocation or direction inconsistent with such request.

No one or more Holders may use this Indenture to affect, disturb or prejudice the rights of another Holder or to obtain or seek to obtain any preference or priority not otherwise created by this Indenture and the terms of the Notes over any other Holder or to enforce any right under this Indenture, except in the manner herein provided.

Section 4.05                                Waiver of Existing Defaults.  (a)  The Controlling Party or (if the Controlling Party is the Senior Trustee) the Holders of a majority of the Outstanding Principal Balance of the Senior Class by notice to the Senior Trustee and the Issuer may waive any existing Default hereunder and its consequences, except no waiver may be given with respect to a Default:  (i) in the deposit or distribution of any payment required to be made on any Notes, (ii) in the payment of the interest on, principal of or premium, if any, with respect to any Note or (iii) in respect of a covenant or provision hereof which under Article IX cannot be modified or amended without the consent of the Holder of each Note affected thereby.  Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.  Each such notice of waiver shall also be given to each Rating Agency.

(b)                                 Any written waiver of a Default or an Event of Default given by the Controlling Party or the Holders to the Senior Trustee and the Issuer in accordance with the terms of this Indenture shall be binding upon the Trustee and the other parties hereto.  Unless such writing expressly provides to the contrary, any waiver so granted shall extend only to the specific event or occurrence which gave rise to the Default or Event of Default so waived and not to any other similar event or occurrence which occurs subsequent to the date of such waiver.

Section 4.06                                Restoration of Rights and Remedies.  If the Trustee or any Holder of Notes of the Senior Class has instituted any proceeding to enforce any right or remedy under this Indenture, and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or such Holder, then in every such case the Issuer, the Trustee and the Holders shall, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding has been instituted.

Section 4.07                                Remedies Cumulative.  Each and every right, power and remedy herein given to the Trustee (or the Controlling Party) specifically or otherwise in this Indenture shall be cumulative and shall be in addition to every other right, power and remedy herein specifically given or now or hereafter existing at law, in equity or by statute, and each and every right, power and remedy whether specifically herein given or otherwise existing may be exercised from time to time and as often and in such order as may be deemed expedient by the Trustee (or the Controlling Party), and the exercise or the beginning of the exercise of any power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other right, power or remedy.  No delay or omission by the Trustee (or the Controlling Party) in the exercise of any right, remedy or power or in the pursuance of any remedy shall impair any such right, power or remedy or be construed to be a waiver of any Default on the part of the Issuer or to be an acquiescence therein.

Section 4.08                                Authority of Courts Not Required.  The parties hereto agree that, to the greatest extent permitted by law, the Trustee shall not be obliged or required to seek or obtain the authority of, or any judgment or order of, the courts of any jurisdiction in order to exercise any of its rights, powers and remedies under this Indenture, and the parties hereby waive any such requirement to the greatest extent permitted by law.

Section 4.09                                Rights of Holders to Receive Payment.  Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of, or interest, on its Note on or after the respective due dates therefor expressed in such Note, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 4.10                                Trustee May File Proofs of Claim.  The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of any Holder allowed in any judicial proceedings relating to any obligor on the Notes, its creditors or its property.

Section 4.11                                Undertaking for Costs.  All parties to this Indenture agree, and each Holder by its acceptance thereof shall be deemed to have agreed, that in any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defense made by the party litigant.  This Section 4.11 does not apply to a suit instituted by the Trustee, a suit instituted by any Holder for the enforcement of the payment of principal or Redemption Price of, or interest, on its Note on or after the respective due dates expressed in such Note, or a suit by a Holder or Holders of more than 10% of the Outstanding Principal Balance of any class or subclass of the Notes.

Section 4.12                                Remedies; Rights of Controlling Party.  Subject always to the provisions of this Article IV, the Controlling Party shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee; provided that (a) such direction shall not be in conflict with any rule of law or other applicable provisions of this Indenture and other Related Documents and would not involve the Trustee in personal liability or expense; and (b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Whenever the Senior Trustee is also the Trustee and wherever the Senior Trustee shall have any right, duty or obligation under this Indenture or any Related Document, the Senior Trustee shall at all times be entitled to conclusively rely upon and act at the written direction of the Holders of a majority of the Outstanding Principal Balance of the Senior Class and shall have no obligation to take any such action in the absence of such direction.

Section 4.13                                Purchase Rights of Holders.  Each Holder of a Class E Note shall have the right on any date occurring on or after the date of the occurrence of an Event of Default that is continuing on such date with respect to any subclass of the Class A Notes, upon at least twenty Business Days’ written notice to the Trustee (with a copy to the Issuer and the Cash Manager), to purchase all, but not less than all, of the Class A Notes, for a purchase price equal to the then Outstanding Principal Balance of each subclass of Class A Notes, plus accrued and unpaid interest (at the Applicable Rate of Interest for the related subclass of Class A Notes) on such Outstanding Principal Balance together with any Special Indemnity Payments and Class A-1 Funding Agent Obligations due and payable to the Class A-1 Funding Agent and the Holders of the Class A-1 Notes (any such principal and interest in respect of any such subclass of Class A Notes and indemnity or other payments, the “Outstanding Priority Balance”).  As a condition precedent to the purchase of the Class A Notes by the Holders of the Class E Notes, all Credit Facility Obligations due and payable to the providers of such Eligible Credit Facilities shall have been paid in full by such Holder of the Class E Notes and any Eligible Credit Facility shall have been terminated or cancelled in full.  Upon receipt of any such notice, the Cash Manager shall calculate the then Outstanding Priority Balance.

Section 4.14                                Purchase Rights of the Class A-1 Commitment Holders.  So long as any Class A-1 Commitment Holder holds or beneficially owns any Class A-1 Notes, such Class A-1 Commitment Holder shall have the right on any date occurring on or before the sixtieth day after the date of the occurrence of an Event of Default that is continuing on such date with respect to any subclass of the Class A Notes, upon at least twenty Business Days’ written notice to the Trustee (with a copy to the Cash Manager and the Issuer), to purchase all, but not less than all, of the Class A Notes, for a purchase price equal to the then Outstanding Priority Balance.  Upon receipt of any such notice, the Cash Manager shall calculate the then Outstanding Priority Balance.  If any Class A-1 Commitment Holder elects to exercise such right under this Section 4.14, each Holder of a Class E Note shall continue to have the right to exercise its purchase right under Section 4.13 for a purchase price equal to the sum of (x) the then Outstanding Priority Balance, and (y) all Class A-1 Funding Agent Obligations that are due and owing.

ARTICLE V

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 5.01                                Representations and Warranties.  The Issuer represents and warrants to the parties hereto as of (unless otherwise set forth below) the Initial Closing Date and each Advance Date as follows:

(a)                                  Due Organization.  The Issuer is a company duly incorporated under the laws of Bermuda, and each Issuer Subsidiary is a company, corporation, limited liability company, partnership, limited partnership, business or statutory trust, owner trust or other business entity, as the case may be, duly formed, incorporated or organized in its respective jurisdiction of formation, incorporation or organization, in each case with full power and authority to conduct its business as such business is currently conducted; and the Issuer is not, and as of the Initial Closing Date only no Issuer Subsidiary is, in liquidation, bankruptcy or suspension of payments.

(b)                                 Special Purpose Status.  As of the Initial Closing Date only, (i) the Issuer has not engaged in any activities since its incorporation (other than those incidental to its incorporation and other appropriate corporate steps including the issue of shares and arrangements for the payment of fees to, and director’s and officer’s insurance for, the members of its Board, the authorization and the issuance of the Initial Notes and the execution of the Related Documents and the activities referred to in or contemplated by such agreements), and (ii) the Issuer has not paid any dividends or other distributions since its incorporation.  The Issuer has not engaged in any activities since its incorporation that are prohibited under the Related Documents.

(c)                                  Non-Contravention.  The acquisition of the Initial Aircraft and interests in the Initial Leases through the purchase of the Aircraft Interests pursuant to the Purchase Agreement, the execution and delivery by each Issuer Group Member of, and compliance by it with the terms of each of the Related Documents (other than the Notes) to which it is a party and, with respect to the Initial Closing Date only (and, if different, any other date of creation, issuance, execution and delivery by the Issuer of any Initial Notes), the creation, issuance, execution and delivery by the Issuer of, and the compliance by the Issuer with the terms of, the Initial Notes:

(i)                                     do not and will not at the Initial Closing Date, any Advance Date or any Payment Date conflict with, or result in a breach of any of the terms or provisions of, or constitute a default under, the Memorandum of Association of the Issuer or the constituent documents of any Issuer Subsidiary or with any existing law, rule or regulation applying to or affecting the Issuer or any Issuer Subsidiary or any judgment, order or decree of any government, governmental body or court having jurisdiction over the Issuer or any Issuer Subsidiary; and

(ii)                                  do not and will not at the Initial Closing Date, any Advance Date or any Payment Date constitute a default under, any deed, indenture, agreement or other instrument or obligation to which the Issuer or any Issuer Subsidiary is a party or by which any of them or any part of their undertaking, assets, property or revenues are bound.

(d)                                 Due Authorization.  The acquisition of the Initial Aircraft and interests in the Initial Leases through the purchase of the Aircraft Interests pursuant to the Purchase Agreement, the creation, execution and issuance of the Initial Notes, the execution and issue or delivery by the Issuer and each Issuer Subsidiary of the Related Documents executed by it and the performance by each of them of their obligations hereunder and thereunder and the arrangements contemplated hereby and thereby to be performed by each of them have been duly authorized by each of them.

(e)                                  Validity and Enforceability.  This Indenture constitutes, and the Related Documents, when executed and delivered and, in the case of the Initial Notes, when issued and authenticated, will constitute valid, legally binding and enforceable obligations (subject to general equitable principles, insolvency, liquidation, reorganization and other laws of general application relating to creditors’ rights or claims or the concepts of materiality, reasonableness, good faith and fair dealing) of the Issuer and each Issuer Subsidiary executing the same.

(f)                                    No Defaults.  There exists no Default, Event of Default nor any event which, had the Initial Notes already been issued, would constitute a Default or an Event of Default (unless waived by the Class A-1 Funding Agent in accordance with the Class A-1 Note Funding Agreement).

(g)                                 No Encumbrances.  Subject to the Security Interests created in favor of the Security Trustee and the priority of payments set forth in Section 3.09, and except for Permitted Encumbrances, there exists no Encumbrance over the assets or undertaking of (i) the Issuer or (ii) any Issuer Subsidiary.

(h)                                 No Consents.  All consents, approvals, authorizations or other orders of all regulatory authorities required (excluding any required by the other parties to the Related Documents) for or in connection with the execution and performance of the Related Documents by the Issuer and each Issuer Subsidiary and the issue and performance of the Initial Notes and, with respect to the Initial Closing Date only, the offering of the Initial Notes by the Issuer have been obtained and are in full force and effect and not contingent upon fulfillment of any condition.

(i)                                     No Litigation.  On the Initial Closing Date only, there is no action, suit, investigation or proceeding pending against, or to the knowledge of the Issuer, threatened against or affecting, the Issuer or any Issuer Subsidiary before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Indenture (including the Exhibits and Schedules attached hereto) and the Related Documents or which, as of the Initial Closing Date only, could reasonably be expected to have a material adverse effect on the ability of the Issuer or any Issuer Subsidiary to perform its obligations under the Related Documents.

(j)                                     Employees, Subsidiaries.  The Issuer and each Issuer Subsidiary have no employees (except as required by Applicable Law).

(k)                                  Ownership.  The Issuer or an Issuer Subsidiary is the beneficial owner of the Pledged Shares, the Pledged Debt, the Pledged Beneficial Interest, the Pledged Membership Interest, the Agreement Collateral, the Non-Trustee Accounts and other Collateral, free from all Encumbrances and claims whatsoever other than Permitted Encumbrances.

(l)                                     No Filings.  Under the laws of Bermuda, the State of New York, the Federal laws of the United States of America or the laws of the jurisdiction of organization of any Issuer Subsidiary, it is not necessary or desirable that this Indenture or any Related Document to which the Issuer or an Issuer Subsidiary is a party (other than evidences of the Security Interests) be filed, recorded or enrolled (other than the filing of the Memorandum of Association of the Issuer in Bermuda which filing has been made) with any court or other authority in any such jurisdictions or that any stamp, registration or similar tax be paid on or in relation to this Indenture or any of the other Related Documents.

(m)                               Aircraft Assets.  Schedule 1 contains a true and complete list of all Aircraft expected by ALS as of the Initial Closing Date to become Initial Aircraft.  Except as otherwise set forth therein, once each Initial Aircraft listed in Schedule 1 is a Delivered Aircraft, an Issuer Group Member shall be the owner of such Initial Aircraft and shall have such title to such Aircraft as was conveyed to such Person, free and clear of all Liens created by or through such Person.

(n)                                 Aircraft Assets Related Documents.  As of each Advance Date for a Level 1 Advance with respect to an Initial Aircraft, each Aircraft Assets Related Document (as defined in the Servicing Agreement) with respect to such Initial Aircraft is a legal, valid and binding agreement of the Person within the Issuer Group that is a party thereto (including by way of assignment or novation) and is enforceable against such Person within the Issuer Group that is a party thereto in accordance with its terms except where enforceability may be limited by general equitable principles, insolvency, liquidation, reorganization and other laws of general application relating to creditors’ rights or claims or the concepts of materiality, reasonableness, good faith and fair dealing.  As of the Initial Closing Date only, no Person within the Issuer Group has modified, amended or waived any provision of or terminated any Aircraft Assets Related Document referred to in Schedule 4.02 to the Servicing Agreement except as disclosed therein.

(o)                                 Other Representations.  The representations and warranties made by the Issuer and each Issuer Subsidiary in any of the other Related Documents are true and accurate as of (a) the Initial Closing Date and (b) only to the extent any such representation or warranty is expressly made as of each Advance Date in such Related Document, each Advance Date.

Section 5.02                                General Covenants.  The Issuer hereby covenants as follows:

(a)                                  No Release of Obligations.  The Issuer shall not take, or knowingly permit any Issuer Subsidiary to take, any action which would amend, terminate (other than any termination in connection with the replacement of such agreement with an agreement on terms substantially no less favorable to the Issuer Group than the agreement being terminated) or discharge or prejudice the validity or effectiveness of this Indenture (other than as permitted herein), the Security Trust Agreement, any Acquisition Agreement, any organizational document of any Issuer Subsidiary, the Loan, Expenses Apportionment and Guarantee Agreement, the Administrative Agency Agreement, the Cash Management Agreement, the Reference Agency Agreement, the Servicing Agreement, the Class A-1 Note Funding Agreement, the Initial Primary Liquidity Facility or any other Related Document to which the Issuer or any Issuer Subsidiary is a party or permit any party to any such document to be released from such obligations, except, in each case, as permitted or contemplated by the terms of such document, and provided that such actions may be taken or permitted, and such releases may be permitted, if the Issuer shall have first obtained a Board Resolution determining that such action, permitted action or release does not materially adversely affect the interests of the Holders and the prior written consent of the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) has been obtained; and provided further that, in any case (i) the Issuer shall not take any action which would result in any amendment or modification to the conflicts standard or duty of care in such agreements and (ii) there must be at all times an administrative agent with respect to the Issuer Group (as defined in the Administrative Agency Agreement) and a servicer with respect to all Aircraft in the Portfolio.

(b)                                 Limitation on Encumbrances.  The Issuer shall not, and shall not permit any Issuer Subsidiary to, create, Incur, assume or suffer to exist any mortgage, pledge, lien, encumbrance, charge or security interest (in each case, an “Encumbrance”), including, without limitation, any conditional sale, any sale with recourse against, the Issuer, any Issuer Subsidiary or any Affiliate of any Issuer Subsidiary, or any agreement to give any security interest over or with respect to, any of the Issuer’s or any Issuer Subsidiary’s assets (other than the segregation of the Segregated Funds) including, without limitation, all shares of capital stock, all beneficial interests in trusts, all ordinary shares and preferred shares and any options, warrants and other rights to acquire such shares or interests (“Ownership Interest”) and any Indebtedness of any Issuer Subsidiary held by the Issuer or any Issuer Subsidiary.

Notwithstanding the foregoing, the Issuer may create, Incur, assume or suffer to exist (i) any Permitted Encumbrance, (ii) any security interest created or required to be created under the Security Documents, or (iii) any other Encumbrance (A) the validity or applicability of which is being contested in good faith in appropriate proceedings by the Issuer or any Issuer Subsidiary and (B) which is lifted within 180 days.

For the purposes of this Indenture, “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with, such Person or is a director or officer of such Person; “Control” of a Person means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting Ownership Interest, by contract or otherwise.  For the purposes of this Indenture, “Permitted Encumbrance” means (i) any lien for taxes, assessments and governmental charges or levies not yet due and payable or which are being contested in good faith by appropriate proceedings; (ii) in respect of any Aircraft, any lien of a repairer, carrier or hangar keeper arising in the ordinary course of business by operation of law or any engine or parts-pooling arrangements or other similar lien; (iii) any permitted lien or encumbrances on any Aircraft, Engines or Parts as defined under any Lease thereof (other than liens or encumbrances created by the relevant lessor); (iv) any lien created by or through or arising from debt or liabilities or any act or omission of any Lessee in each case either in contravention of the relevant Lease (whether or not such Lease has been terminated) or without the consent of the relevant lessor (provided that if such lessor becomes aware of any such lien, it shall use commercially reasonable efforts to have any such lien lifted); (v) any head lease, lease, conditional sale agreement or Purchase Option under the Initial Lease of any Initial Aircraft existing on the Acquisition Date of such Aircraft or otherwise existing on the relevant Closing Date or any other Aircraft Agreement meeting the requirements of clause (iii)(C) or (iii)(E) of the second paragraph of Section 5.02(g); (vi) any lien for air navigation authority, airport tending, gate or handling (or similar) charges or levies; (vii) any lien created in favor of the Issuer, the Issuer Group or the Security Trustee securing the Secured Obligations; and (viii) any Encumbrance arising under an Eligible Credit Facility.

(c)                                  Limitation on Restricted Payments.  The Issuer shall not, and shall not permit any Issuer Subsidiary to:

(i)                                     declare or pay any dividend or make any distribution on its Ownership Interest held by persons other than the Issuer or any Issuer Subsidiary;

(ii)                                  purchase, redeem, retire or otherwise acquire for value any shares of Ownership Interest of the Issuer or any Issuer Subsidiary held by or on behalf of Persons other than the Issuer or any Issuer Subsidiary and other Persons permitted under Section 5.02(l)(ii)(C);

(iii)                               make any payment of principal, interest or premium, if any, on the Notes or make any voluntary or optional repurchase, defeasance or other acquisition or retirement for value of Indebtedness of the Issuer or such Issuer Subsidiary that is not owed to the Issuer or such Issuer Subsidiary other than in accordance with Articles II, III and XI and otherwise provided for in the Related Documents; provided that subject where applicable, to the restrictions provided in Section 11.02, the Issuer or any of its Affiliates may repurchase, defease or otherwise acquire or retire any of the Notes other than from the Available Collections so long as any new notes of the Issuer issued in connection with such transaction rank pari passu with the Notes being repurchased, defeased, acquired or retired and the Directors shall determine that such action does not materially adversely affect the Holders and shall have obtained prior written consent of the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and a Rating Agency Confirmation; or

(iv)                              make any Investments (other than Permitted Account Investments, Allowed Restructurings, Investments permitted under Section 5.02(e) and Investments in any Issuer Group Member pursuant to any Acquisition Agreement or a Permitted Additional Aircraft Acquisition; provided that written notification of the organization or acquisition of each such Issuer Group Member shall have been given to each Rating Agency, the Initial Primary Liquidity Facility Provider, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing)).

The term “Investment” for purposes of the above restriction means any loan or advance to a Person, any purchase or other acquisition of any beneficial interest, capital stock, warrants, rights, options, obligations or other securities of such Person, any capital contribution to such Person or any other Investment in such Person.  For the avoidance of doubt, “Investment” shall not include any obligation of a purchaser of an Aircraft to make deferred or installment payments pursuant to any Aircraft

Agreement specified in (iii)(C) or (iii)(E) of the second paragraph of Section 5.02(g) so long as the Issuer Group retains a security interest in the relevant Aircraft until all such obligations are discharged.

(d)                                 Limitation on Dividends and Other Payment Restrictions.  The Issuer shall not, and shall not permit any Issuer Subsidiary to, create or otherwise suffer to exist any consensual encumbrance or restriction of any kind on the ability of any Issuer Subsidiary to (i) declare or pay dividends or make any other distributions permitted by Applicable Law, or purchase, redeem or otherwise acquire for value, the Ownership Interest of the Issuer or such Issuer Subsidiary, as the case may be; (ii) pay any Indebtedness owed to the Issuer or such Issuer Subsidiary; (iii) make loans or advances to the Issuer or such Issuer Subsidiary; or (iv) transfer any of its property or assets to the Issuer or any other Issuer Subsidiary.

The foregoing provisions shall not restrict any consensual encumbrances or other restrictions: (i) which are Permitted Encumbrances, (ii) existing on the Initial Closing Date or, in the case of any Aircraft, the Acquisition Date of such Aircraft, under any Related Document, and any amendments, extensions, refinancings, renewals or replacements of such documents; provided that such consensual encumbrances and restrictions in any such amendments, extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those previously in effect and being amended, extended, refinanced, renewed or replaced; or (iii) in the case of clause (iv) of the preceding paragraph, that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset.

(e)                                  Limitation on Engaging in Business Activities.  The Issuer shall not, and shall not permit any Issuer Subsidiary to, engage in any business or activity other than:

(i)                                     purchasing or otherwise acquiring (subject to Section 5.02(h)), owning, holding, converting, maintaining, modifying, managing, operating, leasing, re-leasing and, subject to the limitations set forth in Section 5.02(g), selling or otherwise disposing of the Aircraft (including Permitted Tax-Related Dispositions) and entering into all contracts and engaging in all related activities incidental thereto, including from time to time accepting, exchanging, holding or permitting any Issuer Subsidiary to accept, exchange or hold promissory notes, contingent payment obligations or equity interests, of Lessees or their Affiliates issued in connection with the bankruptcy, reorganization or other similar process, or in settlement of delinquent obligations or obligations anticipated to be delinquent, of such Lessees or their respective Affiliates in the ordinary course of business (an “Allowed Restructuring”);

(ii)                                  providing loans to, guaranteeing or otherwise supporting the obligations and liabilities of any Issuer Group Member, in each case on such terms and in such manner as the Board sees fit and (whether or not the Issuer or any Issuer Subsidiary derives a benefit therefrom) so long as such loans, guarantees or other supports are provided in connection with the purposes set forth in clause (i) of this Section 5.02(e); provided that written notification shall have been given to each Rating Agency, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) of such loan, guarantee or other support; provided that no such notice shall be required for any guarantee provided by an Issuer Group Member with respect to any obligations of another Issuer Group Member in respect of the lease, purchase, maintenance, modification, refurbishment, repair or sale of any Aircraft or otherwise in the ordinary course of the aircraft operating lease business;

(iii)                               subject to Section 5.02(f), financing or refinancing the business activities described in clause (i) of this Section 5.02(e) through the offer, sale and issuance of any securities of the Issuer upon such terms and conditions as the Board sees fit, for cash or in payment or in partial payment for any property purchased or otherwise acquired by any Issuer Group Member;

(iv)                              engaging in currency and interest rate exchange transactions for the purposes of avoiding, reducing, minimizing, hedging against or otherwise managing the risk of any loss, cost, expense or liability arising, or which may arise, directly or indirectly, from any change or changes in any interest rate or currency exchange rate or in the price or value of any of the Issuer’s or any Issuer Subsidiary’s property or assets, within limits and with providers specified by a Board Resolution providing therefor from time to time and submitted to the Rating Agencies, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), including, but not limited to, dealings, whether involving purchases, sales or otherwise, in foreign currency, spot and forward interest rate exchange contracts, forward interest rate agreements, caps, floors and collars, futures, options, swaps and any other currency, interest rate and other similar hedging arrangements and such other instruments as are similar to, or derivatives of, any of the foregoing; provided, however, that the Issuer shall not, and shall not permit any Issuer Subsidiary to, enter into any such hedging arrangements or other instruments that (x) are not entered into solely for hedging interest rate or currency risks associated with the Notes and/or the Leases or (y) are not U.S. dollar-denominated interest rate hedges, currency hedges, Swaptions, caps or floors (except in instances where the hedging instrument is entered into substantially to hedge risks associated with non-U.S. dollar-denominated Leases) without prior written notification to the Rating Agencies; provided further that the Issuer shall not, and shall not permit any Issuer Subsidiary to (unless with respect to any action permitted under Section 5.02(g) and Section 5.02(j) with respect to disposition or transfer to another Issuer Group Member), (A) terminate or transfer such hedging arrangements without prior written notification to the Rating Agencies, except in connection with an Aircraft Sale and (B) enter into any Hedge Agreement after the Initial Closing Date without prior written notification to the Rating Agencies unless such Hedge Agreement contains the Material Hedge Agreement Terms that are substantially the same as but in any event no less favorable to the Issuer and any applicable Issuer Subsidiary than those contained in the Hedge Agreements existing on the Initial Closing Date (including the Initial Hedge Agreements);

(v)                                 (A) establishing, promoting and aiding in promoting, constituting, forming or organizing companies, trusts, syndicates, partnerships or other entities of all kinds in any part of the world for the purposes set forth in clause (i) above; provided that written notification shall have been given to each Rating Agency, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) that such company, trust, syndicate, partnership or other entity is set up in compliance with this Indenture, (B) acquiring, holding and disposing of shares, securities and other interests in any such company, trust syndicate, partnership or other entity and (C) disposing of shares, securities and other interests in, or causing the dissolution of, any existing Subsidiary; provided that any such disposition which results in the disposition of an Aircraft meets the requirements set forth in Section 5.02(g);

(vi)                              taking out, acquiring, surrendering and assigning policies of insurance and assurances with any insurance company or companies which the Issuer or any Issuer Subsidiary may think fit and to pay the premiums thereon; and

(vii)                           engaging in the transactions contemplated by the Initial Primary Liquidity Facility.

(f)            Limitation on Indebtedness.  The Issuer shall not, and shall not permit any Issuer Subsidiary to, incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, whether present or future (in any such case, to “Incur”), Indebtedness.

Notwithstanding the foregoing, the Issuer and any Issuer Subsidiary may Incur each and all of the following:

(i)            Indebtedness in respect of any Initial Notes;

(ii)           Indebtedness in respect of any Refinancing Notes; provided that (A) the prior written consent of the Initial Primary Liquidity Facility Provider (unless the Liquidity Facility Non-Consent Event has occurred) and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) has been obtained with respect to such Refinancing and (B) the net proceeds of any such Refinancing shall be applied only (x) to repay the Redemption Price related thereto plus the Refinancing Expenses of the subclass of Notes being so refinanced and pay any obligations then due and owing to the Holders of the Class A Notes and the Class A-1 Commitment Holders and (y) to fund any Cash Collateral Account established for the related Refinancing Notes (up to the Required Amount therefor); provided further, that if any subclass of Class A Notes (other than such Refinancing Notes) are outstanding following such Refinancing, a Rating Agency Confirmation shall be obtained with respect to such subclass of Class A Notes.

(iii)          Indebtedness in respect of guarantees by any Issuer Group Member in favor of Lessees, or otherwise related to the Aircraft that are in the ordinary course of business and that are in respect of the obligations of other Issuer Group Members;

(iv)          Indebtedness in respect of any Additional Notes (including Class E Notes) the net proceeds of which are applied (A) to finance a Permitted Additional Aircraft Acquisition or to make Conversion Payments, (B) to fund any Cash Collateral Account established for such Additional Notes (up to the Required Amount therefor) and (C) to fund expenses related thereto; provided that (x) the prior written consent of the Class A-1 Trustee (acting at the written direction of all of the Holders of the Class A-1 Notes), the Initial Primary Liquidity Facility Provider (unless the Liquidity Facility Non-Consent Event has occurred) and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) is obtained prior to the Incurrence of such Indebtedness and (y) such Additional Notes will be cross-collateralized with all Secured Obligations by the Collateral under the Security Trust Agreement; provided further, that with respect to any such Additional Notes, a Rating Agency Confirmation shall be obtained with respect to such Additional Notes that are Class A Notes;

(v)           obligations to each Seller under each Acquisition Agreement and any related lease assignment and assumption agreements and the documents related thereto, including any Indebtedness owed to any Lessee under any such agreement or the Lease with respect to maintenance contributions;

(vi)          Indebtedness under the Loan, Expenses Apportionment and Guarantee Agreement and any other Indebtedness under any agreements between the Issuer or any Issuer Subsidiary and any other Issuer Group Members (each, an “Intercompany Loan”); provided such indebtedness shall be evidenced in writing and that the agreements or promissory notes evidencing such Indebtedness shall be pledged to the Security Trustee and written notification shall have been given to each Rating Agency, the Initial Primary Liquidity Facility Provider and

the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) of the Incurrence of such Indebtedness;

(vii)         Indebtedness of the Issuer under any Eligible Credit Facility, provided that a Rating Agency Confirmation and the prior written consent of the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) is obtained prior to entering into such new Eligible Credit Facility;

(viii)        Indebtedness of the Issuer in respect of any Additional Class E Note, provided that (A) a Rating Agency Confirmation and the prior written consent of the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) is obtained prior to the issuance of any such Additional Class E Note, (B) each Additional Class E Note shall be unsecured and neither any such Additional Class E Note or the holders thereof shall be given or deemed to have any Encumbrance on any asset of any Issuer Group Member, whether through the Security Trust Agreement or otherwise, and (C) the terms of any such Additional Class E Note shall contain no provision inconsistent with the terms of this Indenture; and

(ix)           Indebtedness of the Issuer under the Class A-1 Commitment Documents.

(g)           Limitation on Aircraft Dispositions.  The Issuer shall not, and shall not permit any Issuer Subsidiary to, sell, transfer or otherwise dispose of any Aircraft or any interest therein other than as provided in the Servicing Agreement.

In addition and notwithstanding any provision of the Servicing Agreement, the Issuer and any Issuer Subsidiary shall only be permitted to sell, transfer or otherwise dispose of, directly or indirectly:

(i)            any Engine or Part purchased on the date such Aircraft is acquired,

(ii)           any Engine or Part in connection with the replacement or exchange of such Engine or Part in accordance with a Lease, or

(iii)          one or more Aircraft:

(A)          pursuant to a Purchase Option or other agreement of a similar character existing with respect to an Initial Aircraft on or prior to the Initial Closing Date, or, with respect to any Substitute Aircraft or Additional Aircraft, on the Closing Date therefor,

(B)           within or among the Issuer and the Issuer Subsidiaries without limitation; provided that no such sale, transfer or disposition shall be made if such sale, transfer or disposition would materially adversely affect the Holders or the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing); provided further, that written notification in the form of a certification of the Issuer confirming that such sale, transfer or disposition will not have a material adverse effect on the Holders, the Class A-1 Commitment Holders (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) or the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) shall have been given to the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) of such sale, transfer or disposition,

(C)           pursuant to any Aircraft Agreement; provided that (i) such sale, transfer or disposition does not result in a Concentration Default, (ii) the net present value of the cash Net Sale Proceeds thereof is not less than the Note Target Price with respect to such Aircraft, (iii) notice of such proposed sale, transfer or disposition has been provided to the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and the Rating Agencies, (iv) the purchaser under such Aircraft Agreement (or the party that will be the beneficial owner of any Aircraft subject to such Aircraft Agreement as a result of the consummation of the sale, transfer or disposition contemplated thereby) is unrelated to the Issuer, any Issuer Subsidiary, any AerCap Entity, any shareholder of AerVenture or any of their respective Affiliates (unless such purchaser entered into a written contract to promptly sell such Aircraft (or the Issuer Subsidiary which owns such Aircraft) to a Person unrelated to the Issuer, any Issuer Subsidiary, any AerCap Entity, any shareholder of AerVenture or any of their respective Affiliates and (v) following such sale, transfer or disposition, the number of Aircraft in the Portfolio is equal to or greater than 26;

(D)          pursuant to receipt of insurance proceeds in connection with a Casualty Occurrence or Total Loss or Event of Loss (each as defined in the relevant Lease);

(E)           pursuant to an Aircraft Agreement (including pursuant to a Purchase Option) the net present value of the cash Net Sale Proceeds of which is less than the Note Target Price with respect to such Aircraft, provided that, the prior written consent of each of the Class A-1 Trustee (acting at the written direction of Holders of a majority of the aggregate Outstanding Principal Balance of the Class A-1 Notes) and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) has been obtained and prior written notification has been provided to the Rating Agencies; provided, further, that if as a result of such sale, transfer or disposition, the number of Aircraft in the Portfolio is less than 26, the prior written consent of the Class A-1 Trustee (acting at the written direction of Holders of at least 80% of the aggregate Outstanding Principal Balance of the Class A-1 Notes) must be obtained; or

(F)           pursuant to an Aircraft Agreement that is designed to allow a Person that is unrelated to the Issuer or any Issuer Subsidiary to realize tax benefits associated with the Aircraft or other assets being sold (any such sale, transfer or other disposition, a “Permitted Tax-Related Disposition”), provided that (x) prior written notification has been provided to the Rating Agencies and (y) the prior written consent of the Class A-1 Trustee (acting at the written direction of the Holders of a majority of the aggregate Outstanding Principal Balance of the Class A-1 Notes) and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) has been obtained.

For the purpose of this Section 5.02(g), the net present value of the cash Net Sale Proceeds of any sale, transfer or other disposition of any Aircraft shall mean the present value of all payments received or to be received by the Issuer or any Issuer Subsidiary in respect of such Aircraft from the date of execution or option granting date, as the case may be, of the relevant Aircraft Agreement through and including the date of transfer of title to such Aircraft, discounted back to the date of execution or option granting date, as the case may be, of such Aircraft Agreement at the weighted average cost of funds of the Issuer Group (based on the cost of funds on the Payment Date immediately preceding such date (excluding for such purpose any interest accrued on the Class E Notes but taking into account any Hedge Agreements)).

(h)           Limitation on Aircraft Acquisitions.  The Issuer shall not, and shall not permit any Issuer Subsidiary to, purchase or otherwise acquire any Aircraft other than the Initial Aircraft or any interest therein.

Notwithstanding the foregoing, the Issuer may, and may permit any Issuer Subsidiary to, (A) purchase or otherwise acquire, directly or indirectly, any Aircraft owned by another Issuer Group Member and (B) purchase or acquire, directly or indirectly, Additional Aircraft from time to time (a “Permitted Additional Aircraft Acquisition”); provided that, in the case of Clause (B), (i) no Event of Default shall have occurred and be continuing, (ii) the acquisition does not result in a Concentration Default (unless 10 Business Days’ prior written notification has been provided to the Rating Agencies), (iii) the prior written consent of the Initial Primary Liquidity Facility Provider, the Class A-1 Trustee (acting at the written direction of all the Holders of the Class A-1 Notes) and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) has been obtained and a Rating Agency Confirmation has been received, and (iv) all Additional Aircraft hold or are capable of holding a noise reduction certificate issued under Chapter 3 of Volume I, Part II of annex 16 of the Chicago Convention or comply with the Stage 3 noise levels set out in Section 36.3 of Appendix C of Part 36 of the United States Federal Aviation Regulations (in each case without the use of noise reduction kits).

(i)            Limitation on Modification Payments and Capital Expenditures.  The Issuer shall not, and shall not permit any Issuer Subsidiary to, make any capital expenditures for the purpose of effecting any optional improvement or modification of any Aircraft, including without limitation the optional conversion (an “Aircraft Conversion”) of any Aircraft from a passenger aircraft to a freighter or mixed-use aircraft, or for the purpose of purchasing or otherwise acquiring any Engines or Parts outside of the ordinary course of business, excluding any capital expenditure made in the ordinary course of business in connection with an Initial Lease or a new lease of such Aircraft (each such non-excluded expenditure, a “Modification Payment”, and each Modification Payment in respect of an Aircraft Conversion, a “Conversion Payment”) and excluding any capital expenditures made under Leases under provisions in effect on the Closing Date therefor.

Notwithstanding the foregoing, the Issuer may, and may permit any Issuer Subsidiary to:  (x) make Modification Payments (in the case of Conversion Payments, with respect to those not financed by Additional Notes); provided that (i) each Modification Payment, together with all other Modification Payments made after the Initial Delivery Date pursuant to this Section 5.02(i) with respect to any single Aircraft, does not exceed the aggregate amount of funds that would be necessary to perform one incidence of heavy maintenance (as described in the Servicing Agreement) on such Aircraft, including the airframe and the related Engines thereof; (ii) (A) such Modification Payment is included in the annual operating budget of the Issuer Group and approved by the Board or (B) the amount of funds necessary to make such Modification Payment shall have been accrued in advance as a Permitted Accrual in the Expense Account through transfers into the Expense Account pursuant to Section 3.09(a)(v) or otherwise allowed to be paid under Section 5.02(f); (iii) the aggregate amount of all Modification Payments made by all Issuer Group Members, taken as a whole, pursuant to this Section 5.02(i) after the Initial Closing Date, including such Modification Payment, shall not exceed 5% of the aggregate Initial Appraised Value of all Aircraft acquired by the Issuer Group and (iv) such Modification Payment is made with the prior written consent of the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and (y) make any Conversion Payment from the proceeds of Additional Notes issued in accordance with Section 2.11 in which case the limitations in clause (x) do not apply (other than the limitation in clause (iv) of clause (x)).

(j)            Limitation on Consolidation, Amalgamation, Merger and Transfer of Assets.  The Issuer shall not, and shall not permit any Issuer Subsidiary to, consolidate with, amalgamate with or merge with or into, or sell, convey, transfer, lease or otherwise dispose of its property and assets (as an entirety or substantially an entirety in one transaction or in a series of related transactions) to, any other Person, or permit any other Person to merge with or into the Issuer or any Issuer Subsidiary, unless:

(i)            the resulting entity is a special purpose entity, the charter of which is substantially similar to the Memorandum of Association of the Issuer or the equivalent charter document of such Issuer Subsidiary, as the case may be, and, after such consolidation, amalgamation, merger, sale, conveyance, transfer, lease or other disposition, payments from such resulting entity to the Holders do not give rise to any withholding tax payments less favorable to the Holders than the amount of any withholding tax payments which would have been required had such event not occurred,

(ii)           in the case of any consolidation, amalgamation, merger or transfer by the Issuer, the surviving successor or transferee entity shall expressly assume all of the obligations of the Issuer under this Indenture, the Notes and each other Related Document to which the Issuer is then a party (with, in the case of a transfer only, the Issuer thereupon being released) and in the case of any consolidation, amalgamation, merger or transfer by any other Issuer Group Member, the surviving successor or transferee entity shall expressly assume all of the obligations of such Issuer Group Member under each Related Document to which it is then a party (with, in the case of a transfer only, the Issuer Group Member thereupon being released),

(iii)          each of a Rating Agency Confirmation and the prior written consent of each of the Initial Primary Liquidity Facility Provider (unless the Initial Primary Liquidity Facility Non-Consent Event has occurred) and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) is obtained with respect to such amalgamation, merger, sale, conveyance, transfer, lease or disposition,

(iv)          immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing, and

(v)           the Issuer delivers to the Trustee an Officer’s Certificate and an Opinion of Counsel, in each case stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture comply with the above criteria and, if applicable, Section 5.02(g) and that all conditions precedent provided for herein relating to such transaction have been complied with;

provided that this covenant shall not apply to any such consolidation, amalgamation, merger, sale, conveyance, transfer, lease or disposition (a) within and among the Issuer Group if such consolidation, amalgamation, merger, sale, conveyance, transfer, lease or disposition, as the case may be, would not materially adversely affect the Holders and written notification of such act is given to each Rating Agency by the Issuer or its agent and the prior written consent of the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) has been obtained in connection therewith, (b) complying with the terms of Section 5.02(g) or Section 5.02(l) or (c) effected as part of a single transaction providing for the redemption or defeasance of Notes in accordance with Section 3.11 or Article XI, respectively.

(k)           Limitation on Transactions with AerCap, AerVenture, AerVenture Leasing and Affiliates.  The Issuer shall not, and shall not permit any Issuer Subsidiary, directly or indirectly, to enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with AerVenture, AerVenture Leasing, AerCap and their Affiliates or any Affiliate of the Issuer or any Issuer Subsidiary, except upon fair and reasonable terms no less favorable to the Issuer or such Issuer Subsidiary than could be obtained, at the time of such transaction or at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with a Person that is not such an Affiliate and pursuant to enforceable agreements.

(l)            Limitation on the Issuance, Transfer and Sale of Ownership Interests.  The Issuer shall not (i) issue, deliver or sell any shares, beneficial interests, participations or other equivalents in equity (however designated, whether voting or non-voting), including, without limitation, all ordinary shares of the Issuer (other than the issuance of shares, beneficial interests, participations or other equivalents existing on or prior to the Initial Closing Date), or (ii) sell, or permit any Issuer Subsidiary, directly or indirectly, to issue, deliver or sell, any shares, beneficial interests, participations or other equivalents in equity (however designated, whether voting or non-voting, other than such shares, beneficial interests, participations or other equivalents existing on or prior to the Initial Closing Date), except (A) the issuance, sale, delivery, transfer or pledge of Ownership Interests in any Issuer Group Member to or for the benefit of any other Issuer Group Member, (B) the issuance of 95% of the shares of the Issuer to the Charitable Trustee (or its nominees) and of 5% of the shares of the Issuer to AerVenture Leasing, (C) issuances or sales of Ownership Interests of Issuer Subsidiaries incorporated outside of Ireland to nationals in the jurisdiction of incorporation or organization of such Issuer Subsidiary, as the case may be, to the extent required by applicable law or necessary in the determination of the Board to avoid adverse tax consequences or to facilitate the registration or leasing of Aircraft, provided that either (1) any such sale or issuance shall have received unanimous approval of the Directors and the sum of the Adjusted Base Values as of the Calculation Date immediately preceding such sale or issuance of each Aircraft owned by each Issuer Subsidiary subject to sales or issuances pursuant to this Section 5.02(l)(C) does not exceed 10% of the sum of the Adjusted Base Values as of such Calculation Date of all Aircraft and (2) prior written notification to Moody’s must be provided in connection therewith, (D) the pledge of the Pledged Shares, Pledged Membership Interests and Pledged Beneficial Interests pursuant to the Security Documents, and (E) the issuance, sale, delivery, transfer or pledge of any Ownership Interests of an Issuer Subsidiary in order to effect the sale of all Aircraft owned by such Issuer Subsidiary in compliance with Section 5.02(g) (including in connection with a Permitted Tax-Related Disposition).

(m)          Bankruptcy and Insolvency; Corporate Governance.  The Issuer (i) shall promptly provide the Trustee, the Initial Primary Liquidity Facility Provider, the Class A-1 Funding Agent and the Rating Agencies with written notice of the institution of any proceeding by or against the Issuer or any Issuer Subsidiary, as the case may be, seeking to adjudicate any of them bankrupt or insolvent, or seeking liquidation, Irish law examinership, winding up, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for either all or for any substantial part of its property; (ii) shall not take any action to waive, repeal, amend, vary, supplement or otherwise modify its charter document, or those of any Issuer Subsidiary in a manner that would adversely affect the rights, privileges or preferences of any Holder of the Notes; and (iii) shall not, without an affirmative unanimous written resolution of the Board, take any action to waive, repeal, amend, vary, supplement or otherwise modify the provisions of its charter documents or those of any Issuer Subsidiary and shall not permit any Issuer Subsidiary to take any such action without an affirmative unanimous written resolution of the board of directors of such Issuer Subsidiary.

(n)           Payment of Principal, Redemption Premium, if any, and Interest.  The Issuer shall duly and punctually pay or provide for payment of the principal, Redemption Premium, if any, and interest on the Notes in accordance with the terms of this Indenture and the Notes.

(o)           Limitation on Employees.  The Issuer shall not, and shall not permit any Issuer Subsidiary to, employ or maintain any employees; provided that trustees and directors shall not be deemed to be employees for purposes of this Section 5.02(o).

(p)           Compliance and Agreement.  The Issuer shall comply, and shall cause each Issuer Subsidiary to comply, with the provisions of the Related Documents and the constitutional documents of the Issuer Group Members.  The Issuer shall ensure that title to each Aircraft shall not be held by the Issuer and shall be held in a separate special purpose entity (including a trust) whose constitutional documents contain restrictions similar (subject to local law requirements) to the restrictions (including, but not limited to, the provisions regarding limited purpose and maintaining separateness from other entities in accordance with the terms of Section 5.02(q)(ii)) contained in the forms of constitutional documents of the Issuer Subsidiaries attached as exhibits to the Purchase Agreement).

(q)           Maintenance of Separate Existence.  Except to the extent provided in this Indenture or the other Related Documents, the Issuer shall, and shall cause each Issuer Subsidiary to, maintain certain policies and procedures relating to its existence as a separate corporation, company or other legal entity as follows:

(i)            the Issuer acknowledges its receipt of copies of that certain opinion letter issued by McCann FitzGerald, dated as of the Initial Closing Date addressed to, among others, the Trustee, the Initial Primary Liquidity Facility Provider, the Class A-1 Funding Agent and the Rating Agencies and addressing the issue of substantive consolidation as it may relate to the Issuer and each Issuer Subsidiary (which is incorporated under the laws of Ireland), on the one hand, and AerVenture, AerVenture Leasing, the Primary Servicer, the Insurance Servicer, the Financial Administrative Agent and the Primary Administrative Agent (each, an “AerCap Entity” and, collectively, the “AerCap Entities”), on the other.  The Issuer hereby agrees to maintain, and to cause each Issuer Subsidiary to maintain, in place all policies and procedures, and take and continue to take all actions, described in the factual assumptions set forth in such opinion letter and relating to the Issuer or such Issuer Subsidiaries, as applicable; provided, however, that the Issuer or any such Issuer Subsidiary may cease to maintain any policy or procedure if and to the extent that the Issuer or such Issuer Subsidiary delivers to the Trustee, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) an Opinion of Counsel reasonably acceptable to the Trustee, the Initial Primary Liquidity Facility Provider, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) providing that such policy or procedure is no longer necessary, due to a change in law or otherwise, for the rendering of such earlier opinion relating to the issue of substantive consolidation.

(ii)           The Issuer shall, and shall cause each Issuer Subsidiary to:

(A)          maintain its own books and records and bank accounts separate from those of each AerCap Entity and any other Person except as otherwise contemplated by the constitutional documents of the Issuer Group Members or the Related Documents;

(B)           maintain its assets in such a manner that it is not difficult to segregate, identify or ascertain such assets;

(C)           have a board of directors separate from that of each AerCap Entity and any other Person; provided that the individuals serving as directors of each board of directors may be the same individuals on each board of directors;

(D)          cause its board of directors to meet at least annually or act pursuant to written consent and keep minutes of such meetings and actions and observe all other corporate and other legal formalities;

(E)           hold itself out to creditors and the public as a legal entity separate and distinct from each AerCap Entity and any other Person;

(F)           prepare separate financial statements and separate Tax returns, if separate returns for the Issuer and each AerCap Entity are required under applicable Tax law, or if part of a consolidated group, then it will be shown as a separate member of such group, and pay any Taxes required to be paid under applicable Tax law;

(G)           allocate and charge fairly and reasonably any common overhead shared with Affiliates;

(H)          conduct business in its own name, use separate invoices, stationery and checks and strictly comply with all organizational formalities to maintain its separate existence or, in communicating through any agent, the Issuer or any Issuer Subsidiary will ensure that such agent identifies the individual entity for whom it is acting;

(I)            not commingle its assets or funds with those of any other Person except as otherwise contemplated by the Related Documents and the Loan, Expenses Apportionment and Guarantee Agreement;

(J)            not hold out its credit or assets as being available to satisfy the obligations of others except as otherwise contemplated by the Related Documents and the Loan, Expenses Apportionment and Guarantee Agreement;

(K)          not assume, guarantee or pay the debts or obligations of any other Person or otherwise pledge its assets for the benefit of any other Person except as otherwise contemplated by the Related Documents and the Loan, Expenses Apportionment and Guarantee Agreement;

(L)           correct any known misunderstanding regarding its separate identity;

(M)         pay its own liabilities only out of its own funds other than where indemnified by another party as contemplated by the Related Documents;

(N)          not acquire the securities of any AerCap Entity or any Affiliate thereof; and

(O)          cause its Board of Directors and any officers, managers, agents and other representatives of the Issuer or such Issuer Subsidiary, as applicable, to act at all times with respect to the Issuer or such Issuer subsidiary, as the case may be, consistently and in furtherance of the foregoing and in compliance with applicable law.

(r)            Independent Director.  The Issuer shall cause each of the Issuer Subsidiaries (except any trust of which the Issuer or an Issuer Subsidiary is the holder of the beneficial interest) to have at least one Independent Director and, upon the resignation or removal of any Independent Director, the Issuer shall not permit such Independent Director to be replaced without the consent of the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing); provided that such consent shall be deemed to have been provided if the Class A-1 Funding Agent does not respond to a request pursuant to this clause within 30 days after receipt of such request.

(s)                                  Registered Office.  The Issuer shall cause each of the Issuer Subsidiaries that is incorporated under the laws of Ireland to (a) maintain its registered office in Ireland in accordance with the Irish Companies Acts 1963 to 2006 and every other enactment which is to be read together with any of those Acts and (b) maintain its centre of main interest (as that phrase is used in Article 3(l) of Council Regulation (EC) No. 1346/2000 on Insolvency Proceedings) in Ireland.

(t)                                    Class E Notes. The Issuer shall treat the Class E Notes as equity for U.S. federal income Tax purposes and shall not take any action contrary to such characterization, including, without limitation, filing any Tax return inconsistent therewith, except as otherwise required by law.

Section 5.03                                Operating Covenants.  The Issuer covenants with the parties as follows:

(a)                                  Concentration Limits.  Without prior written notification to each of the Rating Agencies and the prior written consent of the Class A-1 Trustee (acting at the written direction of Holders of at least seventy-five percent (75%) of the aggregate Outstanding Principal Balance of the Class A-1 Notes) and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), the Issuer shall not permit any Issuer Subsidiary to lease or re-lease any Aircraft if entering into such proposed Lease would cause the Portfolio to exceed any of the Concentration Limits set forth in Exhibit C hereto (as such limits may be adjusted by the Issuer from time to time, subject to prior written notification to the Rating Agencies and the prior written consent of the Class A-1 Trustee (acting at the written direction of Holders of at least seventy-five percent (75%) of the aggregate Outstanding Principal Balance of the Class A-1 Notes) and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), the “Concentration Limits”).  Without prior written notification to each of the Rating Agencies, the Issuer shall not permit any Issuer Group Member (i) to lease or re-lease any Aircraft to any Lessee habitually based or domiciled in any of the jurisdictions set forth as “Prohibited” in the last section of the Concentration Limits set forth on Exhibit C hereto and as amended from time to time upon prior written notification to Moody’s and the prior written consent of the Class A-1 Trustee (acting at the written direction of Holders of at least seventy-five percent (75%) of the aggregate Outstanding Principal Balance of the Class A-1 Notes) and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) (each such jurisdiction, a “Prohibited Country”), (ii) to enter into any Lease (including any renewal or extension of any existing Lease) that expressly permits the Lessee to sublease an Aircraft to a sublessee habitually based or domiciled in a Prohibited Country or (iii) to consent to a sublease of an Aircraft to a sublessee of an Aircraft habitually based or domiciled in a Prohibited Country.

The calculations with respect to the Concentration Limits shall apply as of the Delivery Expiry Date.  Prior to the Delivery Expiry Date, the Initial Lessee Concentration Limits set forth in Exhibit C hereto (the “Initial Lessee Concentration Limits”) shall apply.

(b)                                 Compliance with Law, Maintenance of Permits.  The Issuer shall (i) comply, and cause each Issuer Subsidiary to comply, in all material respects with all Applicable Laws, (ii) obtain, and cause each Issuer Subsidiary to obtain, all material governmental (including regulatory) registrations, certificates, licenses, permits and authorizations required for the use and operation of the Aircraft owned by it, including, without limitation, a current certificate of airworthiness for each such Aircraft (issued by the Applicable Aviation Authority and in the appropriate category for the nature of the operations of such Aircraft), except that (A) no certificate of airworthiness shall be required for any Aircraft (x) during any period when such Aircraft is undergoing maintenance, modification or repair, or (y) following the withdrawal or suspension by such Applicable Aviation Authority of certificates of airworthiness in respect of all aircraft of the same model or period of manufacture as such Aircraft (in which case the Issuer shall comply, and cause each Issuer Subsidiary to comply, with all directions of such Applicable Aviation Authority in connection with such withdrawal or suspension), (B) no registrations, certificates, licenses, permits or authorizations required for the use or operation of any Aircraft need be obtained with respect to any period when such Aircraft is not being operated and (C) no such registrations, certificates, licenses, permits or authorizations shall be required to be maintained for any Aircraft that is not the subject of a Lease, except to the extent required under Applicable Laws, (iii) not cause or knowingly permit, directly or indirectly, through any Issuer Subsidiary, any Lessee to operate any Aircraft under any Lease in any material respect contrary to any Applicable Law and (iv) not knowingly permit, directly or indirectly, through any Issuer Subsidiary, any Lessee not to obtain all material governmental (including regulatory) registrations, certificates, licenses, permits and authorizations required for such Lessee’s use and operation of any Aircraft under any operating Lease except as provided, mutatis mutandis, in clauses (ii)(A) and (ii)(B) above.

Notwithstanding the foregoing, no breach of this Section 5.03(b) shall be deemed to have occurred by virtue of any act or omission of a Lessee or sub-lessee, or of any Person which has possession of the Aircraft or any Engine for the purpose of repairs, maintenance, modification or storage, or by virtue of any requisition, seizure, or confiscation of the Aircraft (other than seizure or confiscation arising from a breach by the Issuer or an Issuer Subsidiary of this Section 5.03(b)) (each, a “Third Party Event”); provided that (i) neither the Issuer nor any Issuer Subsidiary consents or has consented to such Third Party Event; and (ii) the Issuer or Issuer Subsidiary which is the lessor or owner of such Aircraft promptly and diligently takes such reasonable actions as a leading international aircraft operating lessor would reasonably take in respect of such Third Party Event, including, as deemed appropriate (taking into account, inter alia, the laws of the jurisdictions in which the Aircraft are located), seeking to compel such Lessee or other relevant Person to remedy such Third Party Event or seeking to repossess the relevant Aircraft or Engine.

(c)                                  Appraisal of Aircraft.  The Issuer shall, at least twice a calendar year until the earlier of the Level 2 Advance Date and the Funding Termination Date, and once per calendar year thereafter, commencing shortly prior to Initial Advance Date, deliver to the Trustee, the Cash Manager, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) for inclusion in its next Monthly Report (with no obligation of review or inquiry on the part of the Trustee) three appraisals of the Base Value of each of the Aircraft (the average of such appraisals, the “Appraised Value”) from each of Initial Appraisers or, if any of the Initial Appraisers is unable to provide an appraisal, from the remaining Initial Appraisers and such other independent appraisers that are members of the International Society of Transport Aircraft Trading or similar professional aircraft appraisal organization (each, an “Appraiser”) selected by the Issuer with the prior written consent of the Class A-1 Funding Agent (to the extent such selection is prior to the Delivery Expiry Date), each such appraisal to be dated within 30 days prior to its delivery to the Trustee.

(d)                                 Maintenance of Assets.  The Issuer shall (i) with respect to each Aircraft and Engine that is subject to a Lease, cause, directly or indirectly, through any Issuer Subsidiary, such Aircraft and Engine to be maintained in a state of repair and condition consistent with the reasonable commercial practice of leading international aircraft operating lessors with respect to similar aircraft under lease, taking into consideration, among other things, the identity of the relevant Lessee (including the credit standing and operating experience thereof), the age and condition of the Aircraft and the jurisdiction in which such Aircraft will be operated or registered under such Lease and (ii) with respect to each Aircraft that is not subject to a Lease, maintain, and cause each Issuer Subsidiary to maintain, such Aircraft in a state of repair and condition consistent with the reasonable commercial practice of leading international aircraft operating lessors with respect to aircraft not under lease.  Notwithstanding the foregoing, each Aircraft and Engine subject to a Lease shall be maintained in compliance with the applicable regulations of, and the applicable maintenance programs approved by, the Applicable Aviation Authority.  Notwithstanding the foregoing, no breach of this Section 5.03(d) shall be deemed to have occurred by virtue of any Third

Party Event; provided that (i) neither the Issuer nor any Issuer Subsidiary consents or has consented to such Third Party Event; and (ii) the Issuer or such Issuer Subsidiary which is the lessor or owner of such Aircraft promptly and diligently takes such commercially reasonable actions as a leading international aircraft operating lessor would reasonably take in respect of such Third Party Event, including as deemed appropriate, seeking to compel such Lessee or other relevant Person to remedy such Third Party Event or seeking to repossess the relevant Aircraft or Engine.

(e)                                  Notification of Trustee, Initial Primary Liquidity Facility Provider, Administrative Agent and Cash Manager.  The Issuer shall notify the Trustee, the Administrative Agent, the Initial Primary Liquidity Facility Provider and the Cash Manager in writing as soon as the Issuer or any Issuer Subsidiary becomes aware of any loss, theft, damage or destruction to any Initial Aircraft, Additional Aircraft or Engine if the potential cost of repair or replacement of such asset (without regard to any insurance claim related thereto) may exceed the lower of $5,000,000 and the damage notification threshold specified in the relevant Lease.

(f)                                    Leases.  (i)  The Issuer shall adopt and shall cause the Primary Servicer to utilize the pro forma lease in the form provided to the Issuer on the Initial Closing Date as such pro forma lease agreement or agreements may be revised for purposes of the Issuer Group specifically or generally from time to time by the Primary Servicer in a manner consistent with the Primary Servicer’s “Standard of Care” (as defined in the Servicing Agreement) and in accordance with the procedure set forth in clause (f)(iv) of this Section 5.03 (the “Servicer’s Pro Forma Lease”), for use by the Primary Servicer on behalf of the Issuer or any Issuer Subsidiary as a starting point in the negotiation of Future Leases with Persons who are not Issuer Group Members; provided, however, that with respect to any Future Lease entered into in connection with (x) the renewal or extension of an Initial Lease, (y) the leasing of an Aircraft to a Person that is or was a Lessee under an Initial Lease or (z) the leasing of an Aircraft to a Person that is or was the lessee under an operating lease of an aircraft that is being managed or serviced by the Primary Servicer (such Future Lease, a “Renewal Lease”), a form of lease substantially similar to such Initial Lease or operating lease (a “Precedent Lease”), as the case may be, may be used by the Primary Servicer in lieu of the Servicer’s Pro Forma Lease on behalf of the Issuer or any Issuer Subsidiary as a starting point in the negotiation of such Future Lease with Persons who are not Issuer Group Members.

(ii)                                  Provided that the Primary Servicer commences the negotiation of a lease of any Aircraft in accordance with clause (i) above, the terms of any executed Lease may vary from the terms of the Servicer’s Pro Forma Lease or the Precedent Lease employed by the Primary Servicer in accordance with such clauses.  It is the intention of the parties that following the execution and delivery of any Lease with respect to an Aircraft, the Primary Servicer shall deliver a copy of the executed Lease, together with a copy thereof marked to reflect changes from the precedent employed in accordance with the foregoing procedures, if requested by the Issuer, to the Issuer within 20 Business Days of such execution and delivery.  Each Lease shall contain the Core Lease Provisions.

(iii)                               60 days prior to each anniversary of the Initial Closing Date for purposes of the annual review of the Servicer’s Pro Forma Lease (the “Annual Review”), the Primary Servicer shall provide the Issuer, the Initial Primary Liquidity Facility Provider, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), the Administrative Agent and the Rating Agencies with a copy of the Revisions (as defined below) made since the last Annual Review, or, in the case of the first Annual Review, since the Initial Closing Date.  At each Annual Review, the Issuer may propose amendments to the Servicer’s Pro Forma Lease (provided that the Issuer may not propose amendments which would require the Primary Servicer to obtain lease terms which are not reasonably commercially available) and the

Primary Servicer shall revise the Servicer’s Pro Forma Lease in accordance with such proposed amendments.  The Issuer may take independent advice as to whether any such amendments should be made.

(iv)                              At any time and from time to time the Primary Servicer may make revisions (the “Revisions”) to the Servicer’s Pro Forma Lease to conform it to the Primary Servicer’s then current pro forma lease used in its Own Business (as defined in the Servicing Agreement) and shall commence the negotiation of any Lease thereafter with the Servicer’s Pro Forma Lease as so revised; provided that the Core Lease Provisions and the specific terms of the Core Lease Provisions of the Servicer’s Pro Forma Lease may not be amended without the prior written consent of the Issuer and the Class A-1 Trustee (acting at the written direction of Holders of a majority of the aggregate Outstanding Principal Balance of the Class A-1 Notes).  The Issuer shall not enter into, and shall not permit any Issuer Subsidiary to enter into, any Future Lease the Rental Payments under which are denominated in a currency other than U.S. dollars; provided that subject to the restrictions set forth in the Hedging Policy, the Issuer may enter into, and may permit an Issuer Subsidiary to enter into, a Future Lease the Rental Payments under which are denominated in a currency other than U.S. dollars (each, a “Non-U.S. Dollar Lease”), if (x) prior written notification has been provided to the Rating Agencies and (y) after giving effect to such Rental Payments, the aggregate Rental Payments scheduled to be received by the Issuer Group during the three-month period beginning on the date such Future Lease is scheduled to commence in currency other than U.S. dollars do not exceed 7% (or a higher percentage with the prior written consent of the Class A-1 Trustee (acting at the written direction of Holders of two-thirds of the aggregate Outstanding Principal Balance of the Class A-1 Notes)) of the then aggregate scheduled Rental Payments to be received on all Leases during such period, including such Rental Payments calculated at the spot rate of exchange.

(v)                                 The Issuer shall not, and shall not permit any Issuer Subsidiary to, enter into any Lease for an Aircraft, the Lessee of which, at the inception of such Lease, is subject to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization, examination, relief of debtors or other similar proceedings.  The requirement set forth in this subclause (v) may be waived with the prior written consent of the Class A-1 Trustee (acting at the written direction of all of the Holders of the Class A-1 Notes), the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and the Initial Liquidity Facility Provider (unless the Initial Primary Liquidity Facility Non-Consent Event shall have occurred) and after prior written notification to the Rating Agencies.

(g)                                 Opinions.  The Issuer shall not enter into, and shall not permit any Issuer Subsidiary to enter into, any Future Lease with any Person that is not an Issuer Group Member or change the jurisdiction of registration of any Aircraft that is subject to a Lease, unless, upon entering into such Future Lease or changing the jurisdiction of registration of such Aircraft (or within a commercially reasonable period thereafter), the Primary Servicer obtains such legal opinions, if any, with regard to compliance with the registration requirements of the relevant jurisdiction, enforceability of the Future Lease, protection of ownership interest, matters relating to the Cape Town Convention (if applicable) and such other matters customary for such transactions to the extent that receiving such legal opinions is consistent with the reasonable commercial practice of leading international aircraft operating lessors.

(h)                                 Insurance.  Commencing on the Initial Delivery Date, the Issuer shall maintain or cause, directly or indirectly through the Issuer Subsidiaries, to be maintained with reputable and responsible insurers or, provided that the applicable insurance policy contains a cut-through clause requiring the reinsurers to pay the insured directly (other than in any instances where local law requirements mandate otherwise), with insurers that maintain relevant reinsurance with reputable and responsible reinsurers

(i) airline hull insurance for each Aircraft in an amount at least equal to the Note Target Price (except that such amount may be less than the Note Target Price if a Rating Agency Confirmation from Moody’s and the prior written consent of the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and the Class A-1 Trustee (acting at the written direction of Holders of a majority of the aggregate Outstanding Principal Balance of the Class A-1 Notes) have been obtained and prior written notification has been provided to Standard & Poor’s) for such Aircraft (or the equivalent thereof from time to time if such insurance is denominated in a currency other than U.S. dollars), (ii) airline liability insurance for each Aircraft and occurrence in an amount at least equal to the relevant amount set forth on Exhibit D hereto for each model of aircraft and as amended from time to time with prior written notification to the Rating Agencies and the prior written consent of the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and the Class A-1 Trustee (acting at the written direction of Holders of a majority of the aggregate Outstanding Principal Balance of the Class A-1 Notes) and (iii) airline repossession insurance (“Repossession Insurance”) for each Aircraft subject to a Lease to a Lessee habitually based or domiciled in a jurisdiction set forth under the “Repossession Guidelines” set forth in Exhibit C hereto, which may be amended from time to time only with prior written notification to the Rating Agencies and the prior written consent of the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and the Class A-1 Trustee (acting at the written direction of Holders of a majority of the aggregate Outstanding Principal Balance of the Class A-1 Notes), in an amount at least equal to the Note Target Price (or the equivalent thereof from time to time if such insurance is denominated in a currency other than U.S. dollars) for such Aircraft; provided, that with respect to any such insurance for any Aircraft subject to a Lease, such insurance may be subject to commercially reasonable deductible and self-insurance arrangements (taking into account, inter alia, the creditworthiness and experience of the Lessee, if any, the type of aircraft and market practices in the aircraft insurance industry generally).  The coverage and terms (including endorsements, deductibles and self-insurance arrangements) of any insurance maintained with respect to any Aircraft not subject to a Lease shall be substantially consistent with the commercial practices of leading international aircraft operating lessors regarding similar aircraft.  In determining the amount of insurance required to be maintained by this Section 5.03(h), the Issuer may take into account any indemnification from, or insurance provided by, any governmental, supranational or inter-governmental authority or agency (other than, with respect to Repossession Insurance, any governmental authority or agency of any jurisdiction for which Repossession Insurance must be obtained), the sovereign foreign currency debt rating of which is rated at least A-, or the equivalent, by at least one of the Rating Agencies (provided that such credit rating requirement shall not apply in the case of any War Risk Coverage), against any risk with respect to an Aircraft at least in an amount which, when added to the amount of insurance against such risk maintained by the Issuer (or which the Issuer has caused to be maintained), shall be at least equal to the amount of insurance against such risk otherwise required by this Section 5.03(h) (taking into account self-insurance permitted by this Section 5.03(h)).  Any such indemnification or insurance provided by such government shall provide substantially similar protection as the insurance required by this Section 5.03(h).

The Issuer shall cause, or shall cause the applicable Issuer Subsidiary to cause, each Lessee to be obligated under its respective Lease to maintain War Risk Coverage as part of the insurance requirements in such Lease.  The Issuer shall cause, or shall cause the applicable Issuer Subsidiary to cause, each Lessee to maintain War Risk Coverage in accordance with the requirements set forth in Exhibit D hereto.  In the event that a Lessee does not maintain such requisite level of War Risk Coverage or allows such War Risk Coverage to lapse, the Issuer shall cause the applicable Issuer Subsidiary lessor to immediately bring enforcement proceedings against the applicable Lessee under the terms of the applicable Lease to repossess the applicable Aircraft and use its best efforts to ensure that such Aircraft does not operate without War Risk Coverage at such required levels; provided, however, that so long as the Issuer is in compliance with the requirements set forth in the next succeeding sentence and the applicable Lessee is not otherwise in default under the related Lease, the Issuer shall have 180 days to cause, or to cause the applicable Issuer Subsidiary lessor to cause, the Lessee to comply with the insurance requirements set forth herein and under the Lease prior to bringing any such enforcement proceedings; provided further that if, for any reason, neither the Issuer nor the applicable Issuer Subsidiary lessor has a right under the applicable Lease to require a Lessee to maintain War Risk Coverage at the requisite levels, the Issuer shall nevertheless be obligated to cause such Lessee to maintain War Risk Coverage at the requisite levels described in Exhibit D hereto (by negotiating in good faith with such Lessee or otherwise), subject only to the additional time provided in the immediately preceding proviso if the Issuer is in compliance with requirements set forth in the next succeeding sentence and the applicable Lessee is not otherwise in default under the related Lease.  The Issuer shall carry contingent and excess War Risk Coverage in accordance with the requirements set forth in Exhibit D hereto.

The obligations set forth in the foregoing paragraph may be waived after prior written notification to the Rating Agencies and upon receipt of the prior written consent of the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and the Class A-1 Trustee (acting at the written direction of Holders of a majority of the aggregate Outstanding Principal Balance of the Class A-1 Notes).

(i)                                     Indemnity.  The Issuer shall, and shall cause each Issuer Subsidiary to, include in each Lease between the Issuer or such Issuer Subsidiary and a Person who is not an Issuer Group Member an indemnity from such Person in respect of any losses or liabilities arising from the use or operation of the Aircraft during the term of such Lease, subject to such exceptions, limitations and qualifications as are consistent with the reasonable commercial practice of leading international aircraft operating lessors.

(j)                                     Hedge Agreements.  The Issuer shall, and shall cause each applicable Issuer Subsidiary to, hedge interest rate and currency risks pursuant to the Hedge Agreements in accordance with the Hedging Policy (unless otherwise consented to by the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and the Class A-1 Trustee (acting at the written direction of Holders of a majority of the aggregate Outstanding Principal Balance of the Class A-1 Notes)).  The Issuer shall not amend the Hedging Policy without the prior written consent of the Class A-1 Trustee (acting at the written direction of Holders of two-thirds of the aggregate Outstanding Principal Balance of the Class A-1 Notes) and prior written notification to each of the Rating Agencies, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing).

Section 5.04                                Compliance Through Agents.  The Issuer shall be entitled to delegate the performance of any of its covenants hereunder to one or more Service Providers pursuant to one or more Related Documents entered into in accordance with the terms of this Indenture so long as each such Related Document is subject to the Lien of the Security Trust Agreement.  Nothing in this Section 5.04 is intended to, or shall, relieve the Issuer from any liability or consequences hereunder arising from the failure of the Issuer or any such Service Provider to perform any such covenant strictly in accordance with the terms of this Indenture.

ARTICLE VI

THE TRUSTEE

Section 6.01                                Acceptance of Trusts and Duties.  The duties and responsibilities of the Trustee shall be as provided by the TIA and as set forth herein.  The Trustee accepts the trusts hereby created and applicable to it and agrees to perform the same but only upon the terms of this Indenture and the TIA and agrees to receive and disburse all moneys received by it in accordance with the terms hereof.  The Trustee in its individual capacity shall not be answerable or accountable under any circumstances, except for its own willful misconduct or negligence or breach of any of its representations or warranties set forth herein and the Trustee shall not be liable for any action or inaction of the Issuer or any other parties to any of the Related Documents.  The fees and out-of-pocket expenses of the Trustee shall be Expenses of the Issuer.

Section 6.02                                Absence of Duties.  (a) Except in accordance with written instructions or requests furnished hereunder, the Trustee shall have no duty to ascertain or inquire as to the performance or observance of any covenants, conditions or agreements on the part of any Lessee.

(b)                                 In the event that the Class A-1 Notes have been paid in full, the Class A-1 Commitments have been terminated or reduced to zero in accordance with the terms of the Class A-1 Note Funding Agreement and all other amounts due and owing to the Holders of the Class A-1 Notes have been paid in full, the Class A-1 Trustee shall have no further consent or approval rights under this Indenture or the other Related Documents and at such time, the Class A-1 Trustee shall no longer have the rights to receive any reports, certificates, opinions or other documents pursuant to this Indenture or the other Related Documents.

Section 6.03                                Representations or Warranties.  The Trustee does not make and shall not be deemed to have made any representation or warranty as to the validity, legality or enforceability of this Indenture, the Securities or any other document or instrument or as to the correctness of any statement contained in any thereof, except that the Trustee in its individual capacity hereby represents and warrants (i) that each such specified document to which it is a party has been or will be duly executed and delivered by one of its officers who is and will be duly authorized to execute and deliver such document on its behalf, and (ii) this Indenture is the legal, valid and binding obligation of Deutsche Bank Trust Company Americas, enforceable against Deutsche Bank Trust Company Americas in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditors’ rights generally.

Section 6.04                                Reliance; Agents; Advice of Counsel.  The Trustee may conclusively rely and shall be fully protected and incur no liability to anyone in acting or refraining from acting upon any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond or other document or paper believed by it to be genuine and believed by it to be signed by the proper party or parties.  The Trustee shall have no obligation to confirm the veracity of the content of any such item provided to it (absent manifest error).  The Trustee may accept a copy of a resolution of, in the case of the Issuer, the Directors and, in the case of any other party to any Related Document, the governing body of such Person, certified in an accompanying Officer’s Certificate as duly adopted and in full force and effect, as conclusive evidence that such resolution has been duly adopted and that the same is in full force and effect.  As to any fact or matter the manner of ascertainment of which is not specifically described herein, the Trustee shall be entitled to receive and may for all purposes hereof conclusively rely on a certificate, signed by an officer of any duly authorized Person, as to such fact or matter, and such certificate shall constitute full protection to the Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.  The Trustee shall furnish to the Administrative Agent upon written request such information and copies of such documents as the Trustee may have and as are necessary for the Administrative Agent to perform its duties under Articles II and III hereof.  The Trustee shall assume, and shall be fully protected in assuming, that the Issuer is authorized by its constitutional documents to enter into this Indenture and to take all action permitted to be taken by it pursuant to the provisions hereof, and shall not inquire into the authorization of the Issuer with respect thereto.

The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers or for any action it takes or omits to take in accordance with the direction of the Controlling Party, in accordance with Section 4.12 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture.

The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys or a custodian or nominee, and the Trustee shall not be responsible for any misconduct or negligence on the part of, or for the supervision of, any such agent, attorney, custodian or nominee appointed with due care by it hereunder.

The Trustee may consult with counsel as to any matter relating to this Indenture and any Opinion of Counsel or any advice of such counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel.

The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture, or to institute, conduct or defend any litigation hereunder or in relation hereto, at the request, order or direction of any of the Holders, pursuant to the provisions of this Indenture, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which may be Incurred therein or thereby (the basis of such costs, expense or liability, if in respect of any third party liability, shall be supported by an Opinion of Counsel).

The Trustee shall not be required to expend or risk its own funds or otherwise Incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if there is reasonable ground for believing that the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it, and none of the provisions contained in this Indenture shall in any event require the Trustee to perform, or be responsible or liable for the manner of performance of, any obligations of the Issuer or the Administrative Agent under this Indenture or any of the Related Documents.

The Trustee shall not be liable for any Costs or Taxes (except for Taxes relating to any compensation, fees or commissions of any entity acting in its capacity as Trustee hereunder) or in connection with the selection of Permitted Account Investments or for any investment losses resulting from Permitted Account Investments.

When the Trustee Incurs expenses or renders services in connection with an Event of Default specified in Section 4.01(f) or 4.01(g), such expenses (including the fees and expenses of its counsel) and the compensation for such services are intended to constitute expenses of administration under any bankruptcy law or law relating to creditors’ rights generally.

The Trustee shall not be charged with knowledge of an Event of Default unless a Responsible Officer of the Trustee obtains actual knowledge of such event or the Trustee receives written notice of such event from the Issuer, the Administrative Agent or any Holder.

The Trustee shall have no duty to monitor the performance of the Issuer, the Cash Manager or any other party to the Related Documents, nor shall it have any liability in connection with the malfeasance or nonfeasance by such parties.  The Trustee shall have no liability in connection with the appointment of the Administrative Agent or compliance by the Issuer, the Administrative Agent and the Cash Manager or any lessee under a Lease with statutory or regulatory requirements related to any Aircraft or any Lease.  The Trustee shall have no obligation, or liability in respect thereto, to verify or recalculate any of the determinations made by the Administrative Agent pursuant to the Related Documents.  The Trustee shall not make or be deemed to have made any representations or warranties with respect to any Aircraft or any Lease or the validity or sufficiency of any assignment or other disposition of any Aircraft or any Lease.

Section 6.05                                No Compensation from Holders.  The Trustee agrees that it shall have no right against the Holders or, except as provided in Article III, the property of the Issuer, for any fee as compensation for its services hereunder.

Section 6.06                                Notice of Defaults.  As promptly as practicable after, and in any event within 30 days after, the occurrence of any Default or Event of Default, the Trustee shall transmit by mail to the Issuer, any Paying Agent, the Cash Manager, the Initial Primary Liquidity Facility Provider, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), the Rating Agencies and the Holders holding Notes of the related subclass, notice of such Default or Event of Default actually known to a Responsible Officer of the Trustee, unless such Default or Event of Default shall have been cured or waived; provided, however, that, except in the case of a Default or Event of Default on the payment of the interest on or principal or Redemption Price of any Note, the Trustee shall be fully protected in withholding such notice if and so long as a trust committee of Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the best interests of the Holders of the related class; provided further that the Trustee shall in any event notify the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent of any such Default or Event of Default.

Section 6.07                                May Hold Securities.  The Trustee, any Paying Agent, the Registrar or any of their Affiliates or any other agent in their respective individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 310(b) and 311 of the TIA, may otherwise deal with the Issuer with the same rights it would have if it were not Trustee, Paying Agent, Registrar or such other agent.

Section 6.08                                Corporate Trustee Required; Eligibility.  There shall at all times be a Trustee which shall be eligible to act as a trustee under Section 310(a) of the TIA and shall meet the Eligibility Requirements.  If such corporation publishes reports of conditions at least annually, pursuant to law or to the requirements of federal, state, territorial or District of Columbia supervising or examining authority, then for the purposes of this Section 6.08, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of conditions so published.

In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 6.08 to act as Trustee, the Trustee shall resign immediately as Trustee in the manner and with the effect specified in Section 7.01.

Section 6.09                                Disqualification of Trustee.  If this Indenture is qualified under the TIA, the Trustee shall be subject to the provisions of Section 310(b) of the TIA during the period of time provided for therein.  If this Indenture has been qualified under the TIA and the Trustee has or shall acquire a conflicting interest within the meaning of the TIA, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the TIA and this Indenture.  Nothing herein shall prevent the Trustee from filing with the Commission the application referred to in the second to last paragraph of Section 310(b) of the TIA.

Section 6.10                                Preferential Collection of Claims Against Issuer.  The Trustee shall comply with Section 311(a) of the TIA as if this Indenture were required to be qualified under the TIA, excluding any creditor relationship listed in Section 311(b) of the TIA.  A Trustee who has resigned or been removed shall be subject to Section 311(a) of the TIA to the extent applicable and to the extent indicated therein.

Section 6.11                                Reports by the Issuer.  The Issuer shall furnish to the Trustee, within 120 days after the end of each fiscal year, a brief certificate from a Director as to his or her knowledge of the Issuer’s compliance with all conditions and covenants under this Indenture (it being understood that for purposes of this Section 6.11, such compliance shall be determined without regard to any period of grace or requirement of notice provided under this Indenture).

Section 6.12                                Holder Lists.  The Issuer will furnish or cause to be furnished to the Trustee with respect to the Notes of each class:

(a)                                  semi-annually, not later than 15 days after such semi-annual dates as may be specified by the Trustee, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of such semi-annual date, as the case may be, and

(b)                                 at such other times as the Trustee may request in writing, within 30 days after the receipt by the Issuer of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished, excluding from any such list names and addresses received by the Trustee in its capacity as Registrar.

Section 6.13                                Preservation of Information; Communications to Holders.  (a)  The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 6.12 and the names and addresses of Holders received by the Trustee in its capacity as Registrar.  The Trustee may destroy any list furnished to it as provided in Section 6.12 upon receipt of a new list so furnished.

(b)                                 If three or more Holders of Notes of any subclass (hereinafter referred to as “applicants”) apply in writing to the Trustee, and furnish to the Trustee reasonable proof that each such applicant has owned a Note of such subclass for a period of at least six months preceding the date of such application, and such application states that the applicants desire to communicate with other Holders of Notes of such subclass or with the Holders of all Notes with respect to their rights under this Indenture or under such Notes and is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Trustee shall, within five Business Days after the receipt of such application, at its election, either:

(i)                                     afford such applicants access to the information preserved at the time by the Trustee in accordance with Section 6.13(a), or

(ii)                                  inform such applicants as to the approximate number of Holders of Notes of such subclass or all Notes, as the case may be, whose names and addresses appear in the information preserved at the time by the Trustee in accordance with Section 6.13(a), and as to the approximate cost of mailing to such Holders the form of proxy or other communication, if any, specified in such application.

If the Trustee shall elect not to afford such applicants access to such information, the Trustee shall, upon the written request of such applicants, mail to each Holder of a Note of such subclass or to all Holders, as the case may be, whose names and addresses appear in the information preserved at the time by the Trustee in accordance with Section 6.13(a), a copy of the form of proxy or other communication which is specified in such request, with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses in connection with such mailing.

(c)                                  Every Holder of Notes, by receiving and holding the same, agrees with the Issuer and the Trustee that neither the Issuer nor the Trustee shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with Section 6.13(b), regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under Section 6.13(b).

Section 6.14                                Tax Matters.  The Trustee will comply with all withholding, backup withholding and information reporting requirements under the Code and the U.S. Treasury Regulations promulgated thereunder (including, but not limited to, the collection of Internal Revenue Service Forms W-8 and W-9 and the filing of Internal Revenue Service Forms 1042, 1042S and 1099).

Section 6.15                                Trade in Ireland.  The Trustee covenants that it does not carry on a trade in Ireland through a branch or agency to which its activities as paying agent in relation to this transaction are attributable and the payments contemplated under this agreement will not be made through a residual entity in Ireland.

ARTICLE VII

SUCCESSOR TRUSTEES

Section 7.01                                Resignation and Removal of Trustee.  The Trustee may resign as to all or any of the subclasses of the Notes at any time without cause by giving at least 90 days’ prior written notice to the Issuer, the Initial Primary Liquidity Facility Provider, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), the Administrative Agent, the Cash Manager, the Servicer and the Holders, such resignation to be effective only upon the acceptance of the appointment by a successor Trustee.  Holders of a majority of the Outstanding Principal Balance of any subclass of the Notes (or, with respect to any subclass of Class A Notes, the Initial Primary Liquidity Facility Provider, so long as it is the Controlling Party) may at any time remove the Trustee as to such subclass without cause by an instrument in writing delivered to the Issuer, the Administrative Agent, the Cash Manager, the Servicer, the Security Trustee, the Senior Trustee and the Trustee being removed, such removal to be effective only upon the acceptance of the appointment by a successor Trustee.  In addition, the Issuer may remove the Trustee as to any of the subclasses of the Notes if:  (a) if this Indenture has been qualified under the TIA, such Trustee fails to comply with Section 310 of the TIA after written request therefor by the Issuer or a Holder of the related subclass who has been a bona fide Holder for at least six months, (b) such Trustee fails to comply with Section 7.02(d), (c) such Trustee is adjudged a bankrupt or an insolvent, (d) a receiver or public officer takes charge of such Trustee or its property or (e) such Trustee becomes incapable of acting.  References to the Trustee in this Indenture include any successor Trustee as to all or any of the subclasses of the Notes appointed in accordance with this Article VII.

Section 7.02                                Appointment of Successor.  (a)  In the case of the resignation or removal of the Trustee as to any subclass of the Notes under Section 7.01, the Issuer shall promptly appoint a successor Trustee as to such subclass; provided that a majority of the Outstanding Principal Balance of such subclass of the Notes may appoint, within one year after such resignation or removal, a successor Trustee as to such subclass which may be other than the successor Trustee appointed by the Issuer, and such successor Trustee appointed by the Issuer shall be superseded by the successor Trustee so appointed by the Holders.  If a successor Trustee as to any subclass of the Notes shall not have been appointed and accepted its appointment hereunder within 60 days after the Trustee gives notice of resignation as to such subclass, the retiring Trustee, the Issuer, the Administrative Agent, the Cash Manager, the Servicer, the Initial Primary Liquidity Facility Provider, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) or a majority of the Outstanding

Principal Balance of such subclass of the Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee as to such subclass.  Any successor Trustee so appointed by such court shall immediately and without further act be superseded by any successor Trustee appointed as provided in the first sentence of this paragraph within one year from the date of the appointment by such court.

(b)                                 Any successor Trustee as to any subclass of the Notes, however appointed, shall execute and deliver to the Issuer, the Administrative Agent, the Cash Manager, the Servicer and the predecessor Trustee as to such subclass an instrument accepting such appointment (with a copy to the Rating Agencies), and thereupon such successor Trustee, without further act, shall become vested with all the estates, properties, rights, powers, duties and trusts of such predecessor Trustee hereunder in the trusts hereunder applicable to it with like effect as if originally named the Trustee as to such subclass herein; provided that, upon the written request of such successor Trustee, such predecessor Trustee shall, upon payment of all amounts due and owing to it, execute and deliver an instrument transferring to such successor Trustee, upon the trusts herein expressed applicable to it, all the estates, properties, rights, powers and trusts of such predecessor Trustee, and such predecessor Trustee shall duly assign, transfer, deliver and pay over to such successor Trustee all moneys or other property then held by such predecessor Trustee hereunder solely for the benefit of such subclass of the Notes.

(c)                                  If a successor Trustee is appointed with respect to one or more (but not all) subclasses of the Notes, the Issuer, the predecessor Trustee and each successor Trustee with respect to each subclass of Notes shall execute and deliver an indenture supplemental hereto which shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the predecessor Trustee with respect to the subclasses of Notes as to which the predecessor Trustee is not retiring shall continue to be vested in the predecessor Trustee, and shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the Notes hereunder by more than one Trustee.

(d)                                 Each Trustee shall be an Eligible Institution and shall meet the Eligibility Requirements, if there be such an institution willing, able and legally qualified to perform the duties of a Trustee hereunder; provided that the Rating Agencies shall receive notice of any replacement Trustee.

(e)                                  Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation to which substantially all the business of the Trustee may be transferred, shall, subject to the terms of paragraph (c) of this Section, be the Trustee under this Indenture without further act.

ARTICLE VIII

INDEMNITY

Section 8.01                                Indemnity.  The Issuer shall indemnify the Trustee (and its officers, directors, employees and agents) for, and hold it harmless against, any loss, liability or expense Incurred by it without negligence or bad faith on its part in connection with the acceptance or administration of this Indenture and its duties under this Indenture, the Notes and the other Related Documents, including the costs and expenses of defending itself against any claim or liability and of complying with any process served upon it or any of its officers in connection with the exercise or performance of any of its powers or duties and hold it harmless against, any loss, liability or reasonable expense Incurred without negligence or bad faith on its part, arising out of or in connection with actions taken or omitted to be taken in reliance on any Officer’s Certificate furnished hereunder, or the failure to furnish any such Officers’ Certificate required to be furnished hereunder.  The Trustee shall notify the Issuer, the Rating Agencies, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) promptly of any claim asserted against the Trustee for which it may seek indemnity; provided, however, that failure to provide such notice shall not invalidate any right to indemnity hereunder.  The Issuer shall defend the claim and the Trustee shall cooperate in the defense.  The Trustee may have separate counsel and the Issuer shall pay reasonable fees and expenses of such counsel.  The Issuer need not pay for any settlements made without its consent; provided that such consent shall not be unreasonably withheld or delayed.  The Issuer need not reimburse any expense or indemnity against any loss or liability Incurred by the Trustee through negligence or bad faith.  The provisions of this Section 8.01 and Section 8.02 shall survive the termination of this Indenture or the earlier resignation or removal of the Trustee.

Section 8.02                                Holders’ Indemnity.  The Trustee shall be entitled to be indemnified (except with respect to losses, damages or obligations arising from the Trustee’s negligence or bad faith) by the Holders of any subclass of the Notes before proceeding to exercise any right or power under this Indenture or the Cash Management Agreement at the request or direction of such Holders (the basis of any loss, damage or obligation, if in respect of any third party liability, should be supported by an Opinion of Counsel).

ARTICLE IX

MODIFICATION

Section 9.01                                Modification with Consent of Holders, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent.  With the consent of Holders of a majority of the Outstanding Principal Balance of the Notes on the date of any vote of such Holders (voting as a single class), the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), the Issuer, when authorized by a Board Resolution and after prior written notification to the Rating Agencies, may amend or modify this Indenture or the Notes; provided that, any amendment may modify Sections 5.02(g) and (i) and 5.03 of this Indenture without the consent of the Initial Primary Liquidity Facility Provider unless such amendment is with respect to a provision which includes the Initial Primary Liquidity Facility Provider’s right of consent or approval thereunder; provided further that, without the consent of each provider of an Eligible Credit Facility, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and each Holder of any Notes, in each instance affected thereby and a Rating Agency Confirmation, no such amendment may, except as otherwise provided in Section 3.12, modify the provisions of this Indenture or the Notes setting forth the frequency or the currency of payment of, the maturity of, or the method of calculation of the amount of, any interest, principal, or Redemption Price, payable in respect of any subclass of Notes, or reduce the percentage of the aggregate Outstanding Principal Balance of any subclass of Notes required to approve any amendment or waiver of this Section 9.01 or, except as otherwise provided in Section 3.10, alter the manner or priority of payment of such subclass of Notes (each, a “Basic Terms Modification”).

It shall not be necessary for the consent of the Holders and each provider of an Eligible Credit Facility under this Section 9.01 to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof; provided, however, that it shall be necessary for the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) to approve the particular form of any proposed amendment or waiver.  Any such modification approved by the required Holders of any class or subclass of Notes will be binding on the Holders of the relevant class or subclass of Notes and each party to this Indenture.

The Issuer shall give each Rating Agency, each Hedge Provider, the Initial Primary Liquidity Facility Provider, each provider of an Eligible Credit Facility, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and any paying agent, prior notice of any amendment under this Section 9.01, and, after an amendment under this Section 9.01 becomes effective, the Issuer shall mail to the Holders, each Hedge Provider, the Initial Primary Liquidity Facility Provider, each provider of an Eligible Credit Facility, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and the Rating Agencies a notice briefly describing such amendment.  Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

After an amendment under this Section 9.01 becomes effective, it shall bind every Holder whether or not notation thereof is made on any Note held by such Holder.

Section 9.02                                Modification Without Consent of Holders, Providers of Eligible Credit Facilities and the Class A-1 Funding Agent.  Subject to Section 9.01, the Trustee may agree with the Issuer, without the consent of any Holder, any provider of an Eligible Credit Facility or the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) (but in the case of clause (c) below, with the consent of the Initial Primary Liquidity Facility Provider), (a) to any modification (other than a Basic Terms Modification) of, or the waiver or authorization of any breach or prospective breach of, any provision of any Related Document or of the relevant subclass of Notes to correct a manifest error or an error which is of a formal, minor or technical nature, (b) to modify the provisions of this Indenture or the Cash Management Agreement relating to the timing of movement of Rental Payments or other monies received or Expenses Incurred among the Accounts by the Cash Manager, (c) to add or replace any Eligible Credit Facility, (d) to any amendment, supplement or modification (other than a Basic Terms Modification) of any Related Document necessary or advisable to facilitate the issuance of Refinancing Notes and/or Additional Notes and related acquisition of Additional Aircraft (subject to receipt of a Rating Agency Confirmation and the prior written consent of the Class A-1 Trustee (acting at the written direction of all of the Holders of the Class A-1 Notes), (e) in the case of any Related Document other than this Indenture, the Notes or the Security Trust Agreement, as provided in Section 5.02(a) or (f) to comply with the requirements of the Commission in connection with the qualification of this Indenture under the TIA.  The Rating Agencies and any paying agent shall be given prior notice of any such modification, and such modification shall be notified to the Holders as soon as practicable thereafter and shall be binding on all the Holders.

Upon any such modification, the Issuer shall deliver to the Holders, the Trustee, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) a certificate of the Issuer certifying that such modification will not adversely affect the Holders, the Initial Primary Liquidity Facility Provider or the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), except that the Issuer shall not be required to make such certification to any such Person if such Person’s prior consent is required to make such modification.

In addition, the Issuer may, without providing the certificate mentioned in the preceding paragraph, and without the consent of the Trustee, any Holder, any provider of an Eligible Credit Facility, the Initial Primary Liquidity Facility Provider or the Class A-1 Funding Agent or any other party, cause the Notes to be admitted to the Official List of the Irish Stock Exchange and to trading on its Alternative Securities Market.

Section 9.03                                Modification Without Consent of Holders or other Persons.  The Trustee may agree with the Issuer, without the consent of any Holder, any provider of an Eligible Credit Facility or any other Person, to make all necessary modifications to this Indenture (either by an indenture supplemental hereto or by means of one or more Board Resolutions) to provide for (i) additional certificated Notes of any class or subclass issued pursuant to Sections 2.10, 2.11 and/or 5.02(f), (ii) the transfer restrictions thereon, including appropriate securities law legends, (iii) the procedures applicable to transfers and exchanges between such certificated notes and the Global Notes, (iv) the forms of such certificated notes and (v) any incidental matters required to give full effect to the issuance of such certificated notes and the modifications necessary pursuant to this Section 9.03; provided, however, that for the avoidance of doubt, the issuance of Additional Notes shall require the consent of the Class A-1 Trustee (acting at the written direction of all the Holders of the Class A-1 Notes) in accordance with Section 2.11.

Section 9.04                                Subordination and Priority of Payments.  The subordination provisions contained in Section 3.09, Section 3.10 and Article X may not be amended or modified without the consent of each provider of an Eligible Credit Facility, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), each Holder of the subclass of Notes affected thereby and each Holder of any subclass of Notes ranking senior thereto and the receipt of a Rating Agency Confirmation.  In no event shall the provisions set forth in Section 3.09 (relating to the priority of the Expenses, Senior Hedge Payments and payments under all Eligible Credit Facilities) or Article X be amended or modified.

Section 9.05                                Execution of Amendments by Trustee.  In executing, or accepting the additional trusts created by, any amendment or modification to this Indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Indenture.  The Trustee may, but shall not be obligated to, enter into any such amendment which affects the Trustee’s own rights, duties, immunities or indemnities under this Indenture or otherwise.

ARTICLE X

SUBORDINATION

Section 10.01                          Subordination of the Securities and Other Subordinated Obligations.  (a)  (i) The Issuer, each Holder (by its acceptance of its Note) and each other Secured Party (by its acceptance of the benefits of the Security Trust Agreement) agree that the Securities and the other Obligations shall be subject to the provisions of this Article X and, in the case of the Secured Obligations, to the provisions of Article VII of the Security Trust Agreement and (ii) each Junior Claimant (and each Junior Representative of any thereof) agrees for the benefit of each Senior Claimant (and the Controlling Party and the Trustee acting therefor) that each Junior Claim shall be subordinated fully in right of payment to each Senior Claim as provided in Section 3.09, Section 3.10 (if applicable), this Article X and Article VII of the Security Trust Agreement.

(b)                                 For the purposes of this Agreement, no Senior Claims shall be deemed to have been paid in full until and unless the Senior Claimant (or the Trustee therefor) of such Senior Claims shall have received payment in full in cash of such Senior Claims.

(c)                                  All payments or distributions upon or with respect to any Obligations that are received by any Junior Claimant (or any Junior Representative thereof) contrary to the provisions of this Indenture or in excess of the amounts to which such Junior Claimant is entitled under Section 3.09 shall be received for the benefit of the Senior Claimant, shall be segregated from other funds and property held by such Junior Claimant (or any Junior Representative thereof) and shall be forthwith paid over to the Trustee in the same form as so received (with any necessary endorsement) to be applied (in the case of cash) to or held as collateral (in the case of non-cash property or securities) for the payment or prepayment of the Senior Claims in accordance with the terms hereof.

(d)                                 Notwithstanding anything contained herein to the contrary, payments (i) deposited in any Cash Collateral Account or drawn under any Eligible Credit Facility (as provided in Section 3.13 or Section 3.14), (ii) on deposit in the Funding Account or (iii) deposited in the Defeasance/Redemption Account (or, in the case of a Refinancing, the Refinancing Account) in respect of a Redemption under Section 3.11 or in respect of the defeasance of Notes pursuant to Article XI shall not be subordinated to the prior payment of any Senior Claimants in respect of any Senior Claims or subject to any other restrictions set forth in this Article X and Article VII of the Security Trust Agreement, and none of the Holders shall be obligated to pay over any payments from any such property to the Security Trustee or any other creditor of any of the Grantors (as defined in the Security Trust Agreement).

(e)                                  The Senior Representative is hereby authorized to demand specific performance of the provisions of this Article X at any time when any Junior Claimant (or any Junior Representative thereof) shall have failed to comply with any of such provisions applicable to them.  The Junior Claimants (and each Junior Representative thereof) hereby irrevocably waive any defense based on the adequacy of a remedy at law that might be asserted as a bar to such remedy of specific performance.

Section 10.02                          Rights of Subrogation.  The Junior Claimants (and each Junior Representative thereof) agree that no payment or distributions to any Senior Claimant (or the Trustee therefor) pursuant to the provisions of this Indenture shall entitle any Junior Claimant (or any Junior Representative thereof) to exercise any rights of subrogation in respect thereof until all Obligations constituting Senior Claims with respect to such Person shall have been paid in full.

Section 10.03                          Further Assurances of Junior Representatives.  Each of the Junior Representatives shall, at the expense of the Issuer, at any time and from time to time promptly execute and deliver all further instruments and documents, and take all further action, that the Controlling Party may reasonably request, in order to effectuate the provisions of this Article X.

Section 10.04                          Enforcement.  Each Junior Claimant (and the Junior Representative therefor) agrees that the provisions of this Article X shall be enforceable against it under all circumstances, including without limitation in any proceeding referred to in Sections 4.01(f) and 4.01(g).

Section 10.05                          Continued Effectiveness.  The provisions of this Article X shall continue to be effective or shall be revived or reinstated, as the case may be, if at any time any payment of any of the Senior Claims is rescinded or must otherwise be returned by any Senior Claimant upon the insolvency, bankruptcy or reorganization of any Issuer Group Member, or otherwise, all as though such payment had not been made.

Section 10.06                          Senior Claims and Junior Claims Unimpaired.  Nothing in this Article X shall impair, as between the Issuer and any Senior Claimant or any Junior Claimant, the obligations of the Issuer to such Person, including without limitation the Senior Claims and the Junior Claims; provided that it is understood that the enforcement of rights and remedies shall be subject to the terms of this Indenture and the Security Trust Agreement.

ARTICLE XI

DISCHARGE OF INDENTURE; DEFEASANCE

Section 11.01                          Discharge of Liability on the Notes; Defeasance.  (a)  When (i) the Issuer delivers to the Trustee all Outstanding Notes (other than Notes that have been lost, stolen or destroyed and that have been replaced pursuant to Section 2.08) for cancellation or (ii) all Outstanding Notes have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption pursuant to Section 3.11(c) and the Issuer irrevocably deposits in the Defeasance/Redemption Account funds sufficient to pay at maturity or upon redemption all Outstanding Notes, including interest thereon to maturity or the Redemption Date (other than Notes replaced pursuant to Section 2.08), and if in either case the Issuer pays all other sums payable hereunder by the Issuer, then this Indenture shall, subject to Section 11.01(c), cease to be of further effect.  The Trustee shall acknowledge satisfaction and discharge of this Indenture on demand of the Issuer accompanied by an Officers’ Certificate and an Opinion of Counsel, at the cost and expense of the Issuer, to the effect that any conditions precedent to a discharge of this Indenture have been met.

(b)                                 Subject to Sections 11.01(c) and 11.02, the Issuer at any time may terminate (i) all its obligations under the Notes and this Indenture (“Legal Defeasance” option) or (ii) its obligations under Sections 4.01 (other than with respect to a failure to comply with Sections 4.01(a), 4.01(b), 4.01(c), 4.01(d), 4.01(f) (only with respect to the Issuer), 4.01(g) (only with respect to the Issuer)), 5.02 and 5.03 (“Covenant Defeasance” option).  The Issuer may exercise its Legal Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option.

If the Issuer exercises its Legal Defeasance option, payment of any Notes subject to such Legal Defeasance may not be accelerated because of an Event of Default.  If the Issuer exercises its Covenant Defeasance option, payment of the Notes may not be accelerated because of an Event of Default (other than with respect to a failure to comply with Sections 4.01(a), 4.01(b), 4.01(c), 4.01(d), 4.01(f) (other than with respect to the Issuer), 4.01(g) (other than with respect to the Issuer)) and 5.02(n).

Upon satisfaction of the conditions set forth herein and upon request of the Issuer, the Trustee shall acknowledge in writing the discharge of those obligations that the Issuer terminates.

(c)                                  Notwithstanding clauses (a) and (b) above, the Issuer’s obligations in Sections 2.01, 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.09 and 5.02(n), Article VI, and Sections 8.01, 11.04, 11.05 and 11.06 shall survive until all the Notes have been paid in full.  Thereafter, the Issuer’s obligations in Sections 8.01, 11.04 and 11.05 shall survive.

Section 11.02                          Conditions to Defeasance.  The Issuer may exercise its Legal Defeasance option or its Covenant Defeasance option only if:

(a)                                  the Issuer irrevocably deposits in trust in the Defeasance/Redemption Account any one or any combination of (i) money, (ii) obligations of, and supported by the full faith and credit of, the U.S. Government (“U.S. Government Obligations”) or (iii) obligations of corporate issuers (“Corporate Obligations”) (provided that any such Corporate Obligations are rated AA+, or the equivalent, or higher, by the Rating Agencies at such time and shall not have a maturity of longer than three years from the date of defeasance) for the payment of all principal or Redemption Price and interest (A) on the Notes or any class or subclass of Notes being defeased, in the case of Legal Defeasance, or (B) on all of the Notes in the case of Covenant Defeasance, in either case, to maturity or redemption, as the case may be;

(b)                                 the Issuer delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations or the Corporate Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due (i) on each class or subclass of Notes being defeased, in the case of Legal Defeasance, or (ii) on all of the Notes in the case of Covenant Defeasance, in either case, to maturity or redemption, as the case may be;

(c)                                  91 days pass after the deposit described in clause (a) above is made and during the 91-day period no Event of Default specified in Section 4.01(f) or (g) with respect to the Issuer occurs which is continuing at the end of the period;

(d)                                 the deposit described in clause (a) above does not constitute a default under any other agreement binding on the Issuer;

(e)                                  the Issuer delivers to the Trustee, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) an Opinion of Counsel to the effect that the trust resulting from the deposit described in clause (a) does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, as amended;

(f)                                    in the case of the Legal Defeasance option, the Issuer shall have delivered to the Trustee, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) an opinion from Milbank, Tweed, Hadley & McCloy LLP or from another legal or accounting firm that is nationally recognized as an expert in U.S. taxation acting as tax counsel to the Issuer stating that (i) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (ii) since the date of this Indenture there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(g)                                 in the case of the Covenant Defeasance option, the Issuer shall have delivered to the Trustee, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(h)                                 if the related Notes are then listed on any securities exchange, the Issuer delivers to the Trustee, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) an Opinion of Counsel to the effect that such deposit, defeasance and discharge will not cause such Notes to be delisted;

(i)                                     a Rating Agency Confirmation and the prior written consent of the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) is obtained relating to the defeasance contemplated by this Section 11.02;

(j)                                     all amounts due and owing to the Initial Primary Liquidity Facility Provider have been paid (or provided for under Section 11.02(a));

(k)                                  the Issuer delivers to the Trustee, the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) an Opinion of Counsel and an Officer’s Certificate that all conditions precedent to such defeasance have been satisfied; and

(l)                                     all termination payments and unpaid amounts which are or would be due and owing to the Hedge Provider as a result of such exercise by the Issuer of its Legal Defeasance or Covenant Defeasance option.

Section 11.03                          Application of Trust Money.  The Trustee shall hold in trust in the Defeasance/Redemption Account money, U.S. Government Obligations or Corporate Obligations deposited with it pursuant to this Article XI.  It shall apply the deposited money and the money from U.S. Government Obligations or Corporate Obligations in accordance with this Indenture to the payment of principal, premium, if any, and interest on the class or subclass of Notes.

Section 11.04                          Repayment to Issuer.  The Trustee shall promptly turn over to the Issuer upon written request any excess money or securities held by it at any time after application of the appropriate defeasance option.

Subject to any applicable abandoned property law, the Trustee shall pay to the Issuer upon written request any money held by it for the payment of principal or interest that remains unclaimed for two years and, thereafter, Holders entitled to the money must look to the Issuer for payment as general creditors.

Section 11.05                          Indemnity for Government Obligations and Corporate Obligations.  The Issuer shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited U.S. Government Obligations or Corporate Obligations, or the principal and interest received on such U.S. Government Obligations or Corporate Obligations.

Section 11.06                          Reinstatement.  If the Trustee is unable to apply any money or U.S. Government Obligations or Corporate Obligations in accordance with this Article XI by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application or otherwise, the Issuer’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article XI until such time as the Trustee is permitted to apply all such money, U.S. Government Obligations or Corporate Obligations in accordance with this Article XI; provided, however, that, if the Issuer has made any payment of interest on or principal of any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money, U.S. Government Obligations or Corporate Obligations held by the Trustee.

ARTICLE XII

MISCELLANEOUS

Section 12.01                          Right of Trustee to Perform.  If the Issuer for any reason fails to observe or punctually to perform any of its obligations to the Trustee, whether under this Indenture or any of the other Related Documents or otherwise, the Trustee shall have power (but shall have no obligation), on behalf of or in the name of the Issuer or otherwise, to perform such obligations and to take any steps which the Trustee may, in its absolute discretion, consider appropriate with a view to remedying, or mitigating the consequences of, such failure by the Issuer; provided that no exercise or failure to exercise this power by the Trustee shall in any way prejudice the Trustee’s other rights under this Indenture or any of the other Related Documents.

Section 12.02                          Waiver.  Any waiver by any party of any provision of this Indenture or any right, remedy or option hereunder shall only prevent and estop such party from thereafter enforcing such provision, right, remedy or option if such waiver is given in writing and only as to the specific instance and for the specific purpose for which such waiver was given.  The failure or refusal of any party hereto to insist in any one or more instances, or in a course of dealing, upon the strict performance of any of the terms or provisions of this Indenture by any party hereto or the partial exercise of any right, remedy or option hereunder shall not be construed as a waiver or relinquishment of any such term or provision, but the same shall continue in full force and effect.  No failure on the part of the Trustee to exercise, and no delay on its part in exercising, any right or remedy under this Indenture will operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy.  The rights and remedies provided in this Indenture are cumulative and not exclusive of any rights or remedies provided by law.  The Trustee shall notify the Paying Agent promptly of any waiver by any party of any provision of this Indenture pursuant to this Section 12.02.

Section 12.03                          Severability.  In the event that any provision of this Indenture or the application thereof to any party hereto or to any circumstance or in any jurisdiction governing this Indenture shall, to any extent, be invalid or unenforceable under any applicable statute, regulation or rule of law, then such provision shall be deemed inoperative to the extent that it is invalid or unenforceable and the remainder of this Indenture, and the application of any such invalid or unenforceable provision to the parties, jurisdictions or circumstances other than to whom or to which it is held invalid or unenforceable, shall not be affected thereby nor shall the same affect the validity or enforceability of this Indenture.  The parties hereto further agree that the holding by any court of competent jurisdiction that any remedy pursued by the Trustee hereunder is unavailable or unenforceable shall not affect in any way the ability of the Trustee to pursue any other remedy available to it.

Section 12.04                          Restrictions on Exercise of Certain Rights; Limited Recourse.  (a)  Each of the Secured Parties, (other than the Trustee and, during the continuance of a payment Default with respect to the Senior Class, the Senior Trustee, in its capacity as trustee of such class) hereby agrees with the Trustee that, except as otherwise provided in Section 4.04, it shall not sue for recovery or take any other steps for the purpose of recovering any of the obligations hereunder or under any other Related Document or any other debts or liabilities whatsoever owing to it by the Issuer or any Issuer Subsidiary.  Each of the Secured Parties (other than the Trustee) hereby agrees with the Trustee that it shall not take any steps for the purpose of procuring the appointment of an administrative receiver, examiner, receiver or similar officer or the making of an administration order or for instituting any bankruptcy, reorganization, arrangement, insolvency, winding up, liquidation, composition, examination or any like proceedings under the laws of Bermuda or any other jurisdiction in respect of either the Issuer or any Issuer Subsidiary or in respect of any of their respective liabilities.

(b)                                 Each of the Secured Parties, hereby agrees that all amounts payable by the Issuer or any Issuer Subsidiary in respect of the obligations hereunder or under any other Related Document shall be recoverable only from and to the extent of:

(i)                                     amounts on deposit in the Accounts;

(ii)                                  any other assets of the Issuer and the Issuer Subsidiaries and any proceeds thereof; and

(iii)                               in the case of any payments by way of indemnity to be made by the Issuer pursuant to any Related Document, to any liability insurance proceeds payable in respect of such indemnity obligation on the part of the Issuer; provided that recourse by any such party shall be made first to the relevant insurance in relation thereto, and provided further that any such liability insurance proceeds shall be held in trust for the Person entitled to the relevant indemnity by the recipient thereof, and in consequence the Trustee agrees (A) that it shall look solely to the foregoing property for payment of all amounts payable by the Issuer or any Issuer Subsidiary in respect of the obligations hereunder or under any other Related Document and that none of the Issuer nor any Issuer Subsidiary shall be otherwise personally liable therefor and (B) that it shall not petition for the bankruptcy, insolvency, winding up, liquidation, reorganization, examination, amalgamation or dissolution of the Issuer or any Issuer Subsidiary; provided that if any such proceeding is commenced by any other Person, the Trustee shall be entitled to join, claim or prove in such proceeding; provided, however, that the foregoing provisions of this Section 12.04(b) shall not:

(1)                                  limit or restrict in any way the accrual of interest on any unpaid amount (although the limitations as to the personal liability of the Issuer and each Issuer Subsidiary shall apply to such interest on such unpaid amount); or

(2)                                  limit or restrict in any way the personal liability of the Issuer or any Issuer Subsidiary for the discharge or its nonmonetary obligations in relation to its covenants, undertakings, representations and warranties (or any monetary obligations arising from any breach thereof) under any Related Document.

Section 12.05                          Notices.  All notices, demands, certificates, requests, directions, instructions and communications hereunder (“Notices”) shall be in writing and shall be effective (a) upon receipt when sent through the mails, registered or certified mail, return receipt requested, postage prepaid, with such receipt to be effective the date of delivery indicated on the return receipt, or (b) one Business Day after delivery to an overnight courier, or (c) on the date personally delivered to an authorized officer of the party to which sent, or (d) on the date transmitted by legible telecopier transmission with a confirmation of receipt, in all cases addressed to the recipient as follows:

if to the Issuer, to:

Aircraft Lease Securitisation II Limited

Clarendon House

2 Church Street

Hamilton, HM 11

Bermuda

Attention: Company Secretary
Fax:  +441-292-4720

with a copy to:

AerCap Administrative Services Limited
AerCap House
Shannon, County Clare
Ireland
Attention:  Company Secretary
Fax:  +353 61 723850

if to Deutsche Bank Trust Company Americas, the Trustee, the Operating Bank, the Security Trustee, the Cash Manager, the Reference Agent, the Registrar or the Paying Agent, to:

Deutsche Bank Trust Company Americas
c/o Deutsche Bank National Trust Company

25 DeForest Avenue
2nd Floor - MS SUM01-0105
Summit, New Jersey 07901
Attention:  Structured Finance Services, Michele Hy Voon
Fax:  (212) 553-2461

Telephone: (908) 608-3089

with a copy to:

Deutsche Bank National Trust Company

1761 East St. Andrew Place

Santa Ana, California 92705

Attention: Matt A. Bowen

Fax: 714-247-6409

Telephone: (714) 247-6346

with a copy (if to the Cash Manager) to:

Deutsche Bank International Limited

Floor 4

St. Paul’s Gate, New Street

St. Helier, Jersey, Channel Islands

Attention: Corporate Services/Capital Markets

Fax: +44 1 53 488 9884

Telephone:  +44 1 53 488 9425

if to the Initial Primary Liquidity Facility Provider, to:

Calyon

9, quai du Président Paul Doumer

92920 Paris La Défense Cedex

France

Attention:                                         Christophe Champion

Telephone:                                    + 33 1 41 89 32 79

Telecopy:                                           + 33 1 57 87 17 58

if to the Class A-1 Funding Agent, to:

Calyon

9, quai du Président Paul Doumer

92920 Paris La Défense Cedex

France

Attention:                                         Christophe Champion

Telephone:                                    + 33 1 41 89 32 79

Telecopy:                                           + 33 1 57 87 17 58

if to Moody’s, to:

Moody’s Investors Service, Inc.

7 World Trade Center

250 Greenwich Street

New York, NY 10007

Attention: ABS/RMBS Monitoring Department 25th Floor

if to Standard & Poor’s, to:

Standard and Poor’s Ratings Services

42nd Floor

55 Water Street

New York, NY 10041

Attention: ABS Surveillance

if to any Holder of a Definitive Note, to such Holder at its address set forth in the Register as of the applicable Record Date;

for so long as the Notes are admitted to the Official List of the Irish Stock Exchange and to trading on its Alternative Securities Market, if to the Listing Agent or the EU Paying Agent, to:

in the case of the Listing Agent:

McCann FitzGerald Listing Services Limited
Riverside One
Sir John Rogerson’s Quay
Dublin 2

Ireland
Attention:  Tony Spratt
Fax:  + 353 1 829 0010

and

in the case of the EU Paying Agent:

Deutsche Bank Luxembourg S.A.

2 Boulevard Konrad Adenauer
L-1115 Luxembourg
Attention: Coupon Paying Department

Fax: +352 473 136

A copy of each notice given hereunder to any party hereto shall also be given to each of the other parties hereto.  Each party hereto may, by notice given in accordance herewith to each of the other parties hereto, designate any further or different address to which subsequent Notices shall be sent.

Section 12.06                          Assignments; Third Party Beneficiary.  This Indenture shall be a continuing obligation of the Issuer and shall (a) be binding upon the Issuer and its successors and assigns and (b) inure to the benefit of and be enforceable by the Trustee, and by its successors, transferees and assigns.  The Issuer may not assign any of its obligations under this Indenture, or other than as provided in Section 5.04 delegate any of its duties hereunder.  Each Hedge Provider and each provider of an Eligible Credit Facility shall be a third party beneficiary of Sections 3.09, 9.01 and 9.04 and Articles X and XI, as applicable.

Section 12.07                          Currency Conversion.  (a)  If any amount is received or recovered by the Cash Manager or the Trustee in respect of this Indenture or any part thereof (whether as a result of the enforcement of the security created under the Security Trust Agreement or pursuant to this Indenture or any judgment or order of any court or in the liquidation or dissolution of the Issuer or by way of damages for any breach of any obligation to make any payment under or in respect of the Issuer’s obligations hereunder or any part thereof or otherwise) in a currency (the “Received Currency”) other than the currency in which such amount was expressed to be payable (the “Agreed Currency”), then the amount in the Received Currency actually received or recovered by the Trustee or the Cash Manager shall, to the fullest extent permitted by Applicable Law, only constitute a discharge to the Issuer to the extent of the amount of the Agreed Currency which the Cash Manager or the Trustee was or would have been able in accordance with its normal procedures to purchase on the date of actual receipt or recovery (or, if that is not practicable, on the next date on which it is so practicable), and, if the amount of the Agreed Currency which the Cash Manager or Trustee is or would have been so able to purchase is less than the amount of the Agreed Currency which was originally payable by the Issuer, the Issuer shall pay to the Cash Manager such amount as the Cash Manager shall determine to be necessary to indemnify the Trustee and the Cash Manager against any loss sustained by it as a result (including the cost of making any such purchase and any premiums, commissions or other charges paid or Incurred in connection therewith) and so that such indemnity, to the fullest extent permitted by Applicable Law, (i) shall constitute a separate and independent obligation of the Issuer distinct from its obligation to discharge the amount which was originally payable by the Issuer and (ii) shall give rise to a separate and independent cause of action and apply irrespective of any indulgence granted by the Cash Manager or the Trustee and continue in full force and effect notwithstanding any judgment, order, claim or proof for a liquidated amount in respect of the amount originally payable by the Issuer or any judgment or order and no proof or evidence of any actual loss shall be required.

(b)                                 For the purpose of or pending the discharge of any of the moneys and liabilities hereby secured the Cash Manager may, or cause the Operating Bank to, convert any moneys received, recovered or realized by the Cash Manager under this Indenture (including the proceeds of any previous conversion under this Section 12.07) or any funds currently maintained in any account hereunder from their existing currency of denomination into the currency of denomination (if different) of such moneys and liabilities and any conversion from one currency to another for the purposes of any of the foregoing shall be made at the Trustee’s then prevailing spot selling rate at its office by which such conversion is made.  If not otherwise required to be applied in the Received Currency, the Cash Manager, acting on behalf of the Security Trustee, shall promptly convert any moneys in such Received Currency other than U.S. dollars into U.S. dollars.  Each previous reference in this Section 12.07 to a currency extends to funds of that currency and funds of one currency may be converted into different funds of the same currency.  The cost and expense of any such conversion shall be added to and reflected in the rate obtained for conversion and in no event shall the Cash Manager or any of its affiliates be liable in respect of the exchange rate obtained for any such conversion or any related cost or expense.

Section 12.08                          Application to Court.  The Senior Trustee may at any time after the service of a Default Notice apply to any court of competent jurisdiction for an order that the terms of this Indenture be carried into execution under the direction of such court and for the appointment of a Receiver of the Collateral or any part thereof and for any other order in relation to the administration of this Indenture as the Senior Trustee shall deem fit and it may assent to or approve any application to any court of competent jurisdiction made at the instigation of any of the Holders and shall be indemnified by the Issuer against all costs, charges and expenses Incurred by it in relation to any such application or proceedings.

Section 12.09                          Governing Law.  THIS INDENTURE SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 12.10                          Jurisdiction.  (a)  Each of the parties hereto agrees that the United States federal and New York state courts located in the borough of Manhattan in the city of New York shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Indenture and, for such purposes, submits to the jurisdiction of such courts.  Each of the parties hereto waives any objection which it might now or hereafter have to the United States federal or New York state courts located in the city of New York being nominated as the forum to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Indenture and agrees not to claim that any such court is not a convenient or appropriate forum.  Each of the parties hereto (except for the Cash Manager, Operating Bank, Trustee, Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent) agrees that the process by which any suit, action or proceeding is begun may be served on it by being delivered in connection with any suit, action or proceeding in the city of New York to Corporation Service Company, with an office on the date hereof at 1133 Avenue of the Americas, Suite 3100, New York, New York 10036, and each of the parties hereby appoints Corporation Service Company its designee, appointee and agent to receive, accept and acknowledge for and on its behalf such service of legal process, with the exception of the Trustee, who hereby consents to receive any such service of process directly at the address set forth in Section 12.05 herein.

(b)                                 The submission to the jurisdiction of the courts referred to in Section 12.10(a) shall not (and shall not be construed so as to) limit the right of the Trustee to take proceedings against the Issuer in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

(c)                                  Each of the parties hereto hereby consents generally in respect of any legal action or proceeding arising out of or in connection with this Indenture to the giving of any relief or the issue of any process in connection with such action or proceeding, including the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in such action or proceeding.

Section 12.11                          Counterparts.  This Indenture may be executed in two or more counterparts by the parties hereto, and each such counterpart shall be considered an original and all such counterparts shall constitute one and the same instrument.

Section 12.12                          Table of Contents, Headings, Etc.  The Table of Contents and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms and provisions hereof.

Section 12.13                          Compliance with Applicable Anti-Terrorism and Anti-Money Laundering Regulations.  In order to comply with laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including those relating to the funding of terrorist activities and money laundering (“Applicable Regulations”), the Trustee is required to obtain, verify and record certain information relating to individuals and entities which maintain a business relationship with it.  Accordingly, each of the parties agrees to provide to the Trustee upon its request from time to time such identifying information and documentation as may be available for such party in order to enable the Trustee to comply with Applicable Regulations.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the date first written above.

AIRCRAFT LEASE SECURITISATION II LIMITED,
as the Issuer

By:
Name:
Title:

[Signature Page to Trust Indenture]

DEUTSCHE BANK TRUST COMPANY AMERICAS,
as the Cash Manager, Operating Bank and Trustee

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Trust Indenture]

CALYON,
as the Initial Primary Liquidity Facility Provider

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Trust Indenture]

CALYON,
as the Class A-1 Funding Agent

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Trust Indenture]

EXHIBIT A-1

FORM OF CLASS A-1 NOTE

NEITHER THIS NOTE, NOR ANY INTEREST HEREIN, HAS BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR WITH ANY SECURITIES REGULATORY AUTHORITY IN ANY JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT IN TRANSACTIONS NOT SUBJECT TO, OR EXEMPT FROM THE REGISTRATION REQUIREMENTS OF, THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS.  BY ITS ACQUISITION HEREOF, EACH HOLDER OR BENEFICIAL OWNER OF AN INTEREST HEREIN (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER”, AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), AND HAS ACQUIRED THIS NOTE, OR SUCH INTEREST HEREIN, IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (B) IT IS AN INSTITUTIONAL “ACCREDITED INVESTOR” (AS DEFINED IN RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT) OR AN ENTITY, ALL OF THE EQUITY OWNERS OF WHICH ARE INSTITUTIONAL ACCREDITED INVESTORS (AN “INSTITUTIONAL ACCREDITED INVESTOR”), (C) IT IS NOT A U.S. PERSON, AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT (“REGULATION S”) AND IS ACQUIRING THIS NOTE, OR SUCH INTEREST HEREIN, IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S OR (D) IT HAS ACQUIRED THIS NOTE, OR SUCH INTEREST HEREIN, PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (“RULE 144”) OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND, IN EACH OF THE CASES (A) THROUGH (D) ABOVE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAW OF ANY STATE IN THE UNITED STATES OR ANY APPLICABLE JURISDICTION; (2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS NOTE, OR AN INTEREST HEREIN, EXCEPT (A) TO THE ISSUER, (B) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A, (C) TO AN INSTITUTIONAL ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS NOTE (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE AND THE DEPOSITARY) AND AN OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT, (D) IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S OR (E) PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 (IF AVAILABLE) OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND, IN EACH OF THE CASES (A) THROUGH (E) ABOVE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION; AND (3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS NOTE, OR A BENEFICIAL INTEREST HEREIN, IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.  IF THE PROPOSED TRANSFEREE IS AN INSTITUTIONAL ACCREDITED INVESTOR OR THE PROPOSED TRANSFER IS PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OTHER THAN RULE 144A OR REGULATION S, THE PROPOSED TRANSFEREE MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND THE ISSUER SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM,

A-1-1

OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

[THIS NOTE IS SUBJECT TO CERTAIN ADDITIONAL TRANSFER RESTRICTIONS SET OUT IN THE CLASS A-1 NOTE FUNDING AGREEMENT AND THE RESALE AGREEMENT (EACH AS DEFINED IN THE INDENTURE).](1)

[PRIOR TO THE EXPIRATION OF THE FORTY-DAY PERIOD FROM AND INCLUDING THE LATER OF THE COMMENCEMENT OF THE OFFERING OF THE NOTES EVIDENCED HEREBY AND DATE OF ISSUANCE HEREOF, THIS NOTE, OR ANY BENEFICIAL INTEREST HEREIN, MAY NOT BE RESOLD OR OTHERWISE TRANSFERRED EXCEPT (A) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S, (B) TO AN INSTITUTIONAL ACCREDITED INVESTOR WHO, PRIOR TO ITS PURCHASE OF THIS NOTE, SHALL HAVE SIGNED A LETTER IN THE FORM OF EXHIBIT I TO THE INDENTURE OR (C) TO A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.](2)

THIS NOTE IS SUBJECT TO THE EXCHANGE PROVISIONS SET FORTH UNDER SECTION 2.07(e) OF THE INDENTURE.

BY ITS ACQUISITION HEREOF, THE HOLDER REPRESENTS AND AGREES THAT EITHER (A) IT IS NOT AN “EMPLOYEE BENEFIT PLAN” AS DEFINED IN SECTION 3(3) OF THE UNITED STATES EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), THAT IS SUBJECT TO THE FIDUCIARY RESPONSIBILITY REQUIREMENTS OF TITLE I OF ERISA, A “PLAN” AS DESCRIBED IN SECTION 4975(E)(1) OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE “PLAN ASSETS” BY REASON OF AN EMPLOYEE BENEFIT PLAN’S OR PLAN’S INVESTMENT IN SUCH ENTITY OR OTHERWISE OR A GOVERNMENTAL, NON-U.S., CHURCH OR OTHER PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE, LOCAL OR NON-U.S. LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (“SIMILAR LAW”) OR (B) ITS ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR, IN THE CASE OF A GOVERNMENTAL, NON-U.S., CHURCH OR OTHER PLAN, WILL NOT VIOLATE ANY SIMILAR LAW.  AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S.  THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS NOTE IN VIOLATION OF THE FOREGOING RESTRICTIONS.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR SUCH CERTIFICATES AND OTHER INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS AND THE OTHER RESTRICTIONS CONTAINED IN THE INDENTURE.

(1) Insert only for Class A-1 Notes held by a Class A-1 Commitment Holder.

(2) Insert only for Class A-1 Notes held by a Non-U.S. Person.

A-1-2

AIRCRAFT LEASE SECURITISATION II LIMITED

[UP TO](1)  $[     ] CLASS A-1 FLOATING RATE ASSET BACKED NOTES, SERIES 2008-1

No.

$

AIRCRAFT LEASE SECURITISATION II LIMITED, a special purpose company incorporated in Bermuda (herein referred to as the “Issuer”), for value received, hereby promises to pay to

[                                                    ], or registered assigns (the “Holder”) as set out in the Register, [the aggregate unpaid amount of the Advances (as defined in the Class A-1 Note Funding Agreement) made to the Issuer by the Holder (or any of its predecessors) pursuant to the Class A-1 Note Funding Agreement](2) [U.S.$[•]](3), on [DATE] (the “Final Maturity Date”) and to pay interest monthly in arrears on the Outstanding Principal Balance hereof at a fluctuating rate per annum equal to the sum of LIBOR plus [MARGIN] (calculated by the Reference Agent or the Class A-1 Funding Agent, as the case may be, as provided in the Indenture) (the “Applicable Rate of Interest”) from the date hereof until the Outstanding Principal Balance hereof is paid, payable on each Payment Date.  Interest on this Note for each Interest Accrual Period shall be calculated by the Cash Manager (as hereinafter defined) by multiplying the Applicable Rate of Interest on this Note for the relevant Interest Accrual Period by the Outstanding Principal Balance of this Note on the first day of such Interest Accrual Period and by multiplying the product by the actual number of days in such Interest Accrual Period divided by 360 and rounding the resulting amount to the nearest cent (with half a cent being rounded upwards).

[The Holder is authorized to endorse on Schedule A hereto and make a part hereof (or on a continuation thereof which shall be attached hereto and made a part hereof) the date and amount of each Advance made pursuant to the Class A-1 Note Funding Agreement and the date and amount of each payment or prepayment of principal thereof and each continuation thereof.  The failure to make any such endorsement shall not affect the obligations of the Issuer in respect of such Advance.](4)

There shall be maintained a Register for the purpose of registering transfers and exchanges of Notes and for purposes of recording the date and amount of each Advance, payment or prepayment of each Note at the Registrar or at the office of any successor indenture trustee in the manner provided in Section 2.03 of the Indenture.  In the event of any discrepancies between the records of the Registrar and the Holder with respect to the amount or date of any Advance or payments with respect to the Note, the records of the Registrar shall control.

This Class A-1 Note is one of a duly authorized issue of Notes of the Issuer issued under the Trust Indenture dated as of June 26, 2008 (as amended or supplemented from time to time, the “Indenture”), among the Issuer, DEUTSCHE BANK TRUST COMPANY AMERICAS, as Cash Manager (the “Cash Manager”), as Operating Bank and as Trustee (the “Trustee”), and CALYON, as Class A-1 Funding Agent (the “Class A-1 Funding Agent”) and Initial Primary Liquidity Facility Provider (the “Initial Primary Liquidity Facility Provider”).  The Indenture provides for the issuance of Class A Notes of any subclass and of any subclass of Class E Notes.  All capitalized terms used in this

(1) Insert only for Class A-1 Notes held by a Class A-1 Commitment Holder.

(2) Insert only for Class A-1 Notes held by a Class A-1 Commitment Holder.

(3) Insert for all Class A-1 Notes other than Class A-1 Notes held by a Class A-1 Commitment Holder.

(4) Insert only for Class A-1 Notes held by a Class A-1 Commitment Holder.

A-1-3

Class A-1 Note and not defined herein shall have the respective meanings assigned to such terms in the Indenture.  Reference is made to the Indenture and all indentures supplemental thereto for a statement of the respective rights and obligations thereunder of the Issuer, the Trustee and the Holders of Class A-1 Notes.  This Note is subject to all of the terms, including without limitation Section 12.04, of the Indenture.

The Outstanding Principal Balance of this Note may be repaid prior to the Final Maturity Date through application on the Payment Dates of the Available Collections to the principal hereof as provided in Section 3.09 of the Indenture (after making payments entitled to priority under Section 3.09 of the Indenture).  In addition, the Issuer may optionally redeem all or part of the Outstanding Principal Balance of this Note on any Business Day at the applicable Redemption Price (including any LIBOR Break Costs and calculated as provided in the Indenture), or in the case of a redemption for taxation reasons specified in the Indenture or a redemption in certain default circumstances as provided in the Indenture, at the Outstanding Principal Balance hereof plus accrued and unpaid interest hereon.  Further, the Issuer may provide for the defeasance of this Note in accordance with Article XI of the Indenture.

Any amount of premium or interest on this Note that is not paid when due shall, to the fullest extent permitted by applicable law, bear interest at an interest rate per annum equal to the Applicable Rate of Interest from the date when due until such amount is paid or duly provided for, payable on the next succeeding Payment Date, subject to the availability of the Available Collections therefor after making payments entitled to priority under Section 3.09 of the Indenture.

The indebtedness evidenced by the Class A-1 Notes is, to the extent and in the manner provided in the Indenture and the Security Trust Agreement, subordinate and subject in right of payment to the prior payment in full of all Senior Claims, and this Note is issued subject to the provisions thereof providing for such subordination.  Each Holder of this Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee and the Security Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints each of the Trustee and the Security Trustee its attorney-in-fact for such purpose.  All payments or distributions upon or with respect to any Obligations, which include payment of principal, premium and interest on this Note, that are received by the Holder of this Note contrary to the priority of payment provisions of the Indenture or in excess of the amounts to which the Holder of this Note is entitled under Section 3.09 of the Indenture, shall be received for the benefit of the Senior Claimant, shall be segregated from other funds and property held by the Holder of this Note and shall be forthwith paid over to the Security Trustee in the same form as so received (with any necessary endorsement) to be applied (in the case of cash) to or held as collateral (in the case of non-cash property or securities) for the payment or prepayment of the Senior Claims in accordance with the terms of the Indenture.

The maturity of this Note is subject to acceleration upon the occurrence and during the continuance of the Events of Default specified in the Indenture.

This Note is and will be secured, on a subordinated basis as referred to above, by the collateral pledged as security therefor as provided in the Security Trust Agreement.

Subject to and in accordance with the terms of the Indenture, there will be distributed with this Note monthly on each Payment Date commencing on                     , to the Holder hereof, such Holder’s pro rata share (based on the aggregate percentage of the Outstanding Principal Balance of the Class A-1 Notes held by such Person) of the aggregate amount as may be distributable to all Holders of Class A-1 Notes on such Payment Date pursuant to Sections 3.09 and 3.10 of the Indenture.

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All amounts payable in respect of this Note shall be payable in U.S. dollars in immediately available funds in the manner provided in the Indenture to the Holder hereof.  Payments on a Payment Date shall be made by check mailed to each Holder of this Note on the applicable Record Date at its address appearing on the Register maintained with respect to the Class A-1 Notes.  Alternatively, upon application in writing to the Trustee, not later than the applicable Record Date, by a Holder of one or more Class A-1 Notes having an aggregate principal amount of not less than $1,000,000, any such payments shall be made by wire transfer to an account designated by such Holder at a financial institution in New York, New York.  The final payment with respect to this Note, however, shall be made only upon presentation and surrender of this Note by the Holder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent (other than the EU Paying Agent) specified in the notice of such final payment given by the Trustee or Paying Agent.  The Trustee or Paying Agent (other than the EU Paying Agent) shall mail such notice of the final payment of this Note to the Holder thereof, specifying the date and amount of such final payment, no later than five Business Days prior to such final payment and such notice shall also be published by such publication as the Irish Stock Exchange may require and in such other publication as the EU Paying Agent may determine to comply with its obligations under the Indenture.

The Class A-1 Notes are issuable only in registered form without interest coupons.  A Holder may transfer this Note by delivery thereof and otherwise complying with the terms of the Indenture.  No transfer of this Note shall be effective until, and such transferee shall succeed to the rights of a Holder only upon, final acceptance and registration of the transfer by the Registrar in the Register; provided that, in no event may any Note be transferred in any transaction that is required to be registered under the Securities Act.  When this Note is presented to the Registrar with a request to register the transfer or to exchange it for an equal principal amount of Class A-1 Notes of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested if its requirements for such transactions are met (including, in the case of a transfer, that such Note is duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Trustee and Registrar duly executed by the Holder thereof or by an attorney who is authorized in writing to act on behalf of the Holder).  No service charge shall be made for any registration of transfer or exchange of this Note, but the party requesting such new Note or Notes may be required to pay a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Prior to the registration of transfer of this Note, the Issuer and the Trustee may deem and treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the absolute owner and Holder hereof for the purpose of receiving payment of all amounts payable with respect to this Note and for all other purposes, and neither the Issuer nor the Trustee shall be affected by notice to the contrary.

The Indenture permits the amendment or modification of the Indenture and the Class A-1 Notes by the Issuer with the consent of the Holders of a majority of the Outstanding Principal Balance of all Notes on the date of any vote of such Holders (voting as a single class), the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing); provided that, (A) any amendment may modify Sections 5.02(g) and (i) and 5.03 of the Indenture without the consent of the Initial Primary Liquidity Facility Provider unless such amendment is with respect to a provision which includes the Initial Primary Liquidity Facility Provider’s right of consent or approval thereunder; and (B) without the consent of each provider of an Eligible Credit Facility, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and each Holder of any Notes, in each instance affected thereby, no such amendment may, except as otherwise provided in Section 3.12 of the Indenture, (i) modify the provisions of the Indenture or the Notes setting forth the frequency or the currency of payment of, the maturity of, or the method of calculation of the amount of, any interest, principal or Redemption Price,

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payable in respect of any subclass of Notes, (ii) reduce the percentage of the aggregate Outstanding Principal Balance of any subclass of Notes required to approve any amendment or waiver of Section 9.01 of the Indenture or (iii) except as otherwise provided in Section 3.10 of the Indenture, alter the manner or priority of payment of such subclass of Notes (each such amendment referred to in subsection A and B, a “Basic Terms Modification”).  The Indenture permits the Trustee to agree with the Issuer, without the consent of any Holder, any provider of an Eligible Credit Facility or the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) (but in the case of clause (c) below, with the consent of the Initial Primary Liquidity Facility Provider), (a) to any modification (other than a Basic Terms Modification) of, or the waiver or authorization of any breach or prospective breach of, any provision of any Related Document or of the relevant subclass of Notes to correct a manifest error or an error which is of a formal, minor or technical nature, (b) to modify the provisions of the Indenture or the Cash Management Agreement relating to the timing of movement of Rental Payments or other monies received or Expenses incurred among the Accounts by the Cash Manager, (c) to add or replace any Eligible Credit Facility, (d) to any amendment, supplement or modification (other than a Basic Terms Modification) of any Related Document necessary or advisable to facilitate the issuance of Refinancing Notes and/or Additional Notes and related acquisition of Additional Aircraft (subject to the receipt of a Rating Agency Confirmation and the prior written consent of the Class A-1 Trustee (acting at the written direction of all of the holders of the Class A-1 Notes) only if there are any Class A-1 Notes then outstanding), (e) in the case of any Related Document other than the Indenture, the Notes or the Security Trust Agreement, as provided in Section 5.02(a) of the Indenture or (f) to comply with the requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939 (as amended, the “Trust Indenture Act”).  Any amendment or modification of the Indenture shall be binding on every Holder hereof, whether or not notation thereof is made upon this Note.

The subordination provisions contained in Section 3.09, Section 3.10 and Article X of the Indenture may not be amended or modified without the consent of each provider of an Eligible Credit Facility, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), each Holder of the subclass of the Notes affected thereby and each Holder of any subclass of Notes ranking senior thereto.  In no event shall the provisions set forth in Section 3.09 of the Indenture relating to the priority of the Expenses, Senior Hedge Payments and payments under all Eligible Credit Facilities be amended or modified.

The Indenture contains provisions permitting the Controlling Party or, if the Controlling Party is the Senior Trustee, the Holders of Notes representing a majority of the Outstanding Principal Balance of the Senior Class, on behalf of the Holders of all of the Class A-1 Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain existing defaults under the Indenture and their consequences.  Any such consent or waiver shall be conclusive and binding upon all present and future Holders of this Note and of any Class A-1 Note issued upon the registration of transfer of, in exchange or in lieu of, or upon the refinancing of this Note, whether or not notation of such consent or waiver is made upon this Note.

The term “Issuer” as used in this Note includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Trustee and the Holders of Class A-1 Notes under the Indenture.

The Class A-1 Notes are issuable in registered form in denominations as provided in, and in the manner provided in, the Indenture, subject to certain limitations therein set forth.

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THIS NOTE SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Unless the certificate of authentication hereon has been executed by the Trustee whose name appears below by manual or facsimile signature, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

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IN WITNESS WHEREOF, the Issuer has caused this Class A-1 Note to be signed manually or by facsimile by its Responsible Officer.

Date:	AIRCRAFT LEASE SECURITISATION II LIMITED

By:
Name:
Title:

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TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Class A-1 Notes designated by and referred to in the within mentioned Indenture.

Date:	DEUTSCHE BANK TRUST COMPANY AMERICAS,
not in its individual capacity but solely as the Trustee

By:
Authorized Signatory

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SCHEDULE A(1)

SCHEDULE OF PRINCIPAL AMOUNT

The initial principal amount at maturity of this Note shall be $                                .  The following decreases/increases in the principal amount at maturity of this Note have been made:

Date of Decrease/Increase	Amount of Advance	Increase in Principal Amount	Decrease in Principal Amount	Total Principal Amount Following such Decrease/Increase	Notation Made by

(1) Insert only for Class A-1 Notes held by a Class A-1 Commitment Holder.

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[FORM OF] TRANSFER NOTICE

FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto Insert Taxpayer Identification No.

(Please print or typewrite name and address including zip code of assignee)

the within Note and all rights thereunder, hereby irrevocably constituting and appointing                                                              attorney to transfer said Note on the books of the Issuer with full power of substitution in the premises.

Date:	{Signature of Transferor}
NOTE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.

The undersigned covenants and agrees that it will treat this Note as indebtedness for all purposes and will not take any action contrary to such characterization, including, without limitation, filing any tax returns or financial statements inconsistent therewith.

Date:	{Signature of Transferee}
NOTICE: To be executed by an executive officer

In connection with any transfer of this Note occurring prior to the date which is the end of the period referred to in Rule 144(d) under the Securities Act of 1933 (the “Securities Act”), the undersigned confirms that without utilizing any general solicitation or general advertising that this Note is being transferred:

{Check One}

☐	(a)	in compliance with the exemption from registration under the Securities Act provided by Rule 144A thereunder.

☐	(b)	in compliance with the exemption from registration under the Securities Act provided by Rule 904 of Regulation S thereunder.

☐	(c)

to an institutional “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D that, prior to the transfer of this Note, (1) signs a letter substantially in the form of Exhibit I to the Indenture, and (2) provides an opinion of counsel acceptable to the Issuer that such transfer is in compliance with the Securities Act.

or

☐	(d)	other than in accordance with (a), (b) or (c) above and documents are being furnished which comply with the conditions of transfer set forth in this Note and the Indenture.

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If none of the foregoing boxes is checked, the Trustee or other Registrar shall not be obligated to register this Note in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.13 of the Indenture shall have been satisfied.

Date:	{Signature of Transferor}
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.

TO BE COMPLETED BY PURCHASER IF (a) ABOVE IS CHECKED:

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date:	{Signature of Transferee}
NOTICE: To be executed by an executive officer

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EXHIBIT A-2

FORM OF CLASS A-2 NOTE

NEITHER THIS NOTE, NOR ANY INTEREST HEREIN, HAS BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR WITH ANY SECURITIES REGULATORY AUTHORITY IN ANY JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT IN TRANSACTIONS NOT SUBJECT TO, OR EXEMPT FROM THE REGISTRATION REQUIREMENTS OF, THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS.  BY ITS ACQUISITION HEREOF, EACH HOLDER OR BENEFICIAL OWNER OF AN INTEREST HEREIN (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER”, AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), AND HAS ACQUIRED THIS NOTE, OR SUCH INTEREST HEREIN, IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (B) IT IS AN INSTITUTIONAL “ACCREDITED INVESTOR” (AS DEFINED IN RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT) OR AN ENTITY, ALL OF THE EQUITY OWNERS OF WHICH ARE INSTITUTIONAL ACCREDITED INVESTORS (AN “INSTITUTIONAL ACCREDITED INVESTOR”), (C) IT IS NOT A U.S. PERSON, AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT (“REGULATION S”) AND IS ACQUIRING THIS NOTE, OR SUCH INTEREST HEREIN, IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S OR (D) IT HAS ACQUIRED THIS NOTE, OR SUCH INTEREST HEREIN, PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (“RULE 144”) OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND, IN EACH OF THE CASES (A) THROUGH (D) ABOVE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAW OF ANY STATE IN THE UNITED STATES OR ANY APPLICABLE JURISDICTION; (2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS NOTE, OR AN INTEREST HEREIN, EXCEPT (A) TO THE ISSUER, (B) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A, (C) TO AN INSTITUTIONAL ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS NOTE (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE AND THE DEPOSITARY) AND AN OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT, (D) IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S OR (E) PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 (IF AVAILABLE) OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND, IN EACH OF THE CASES (A) THROUGH (E) ABOVE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION; AND (3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS NOTE, OR A BENEFICIAL INTEREST HEREIN, IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.  IF THE PROPOSED TRANSFEREE IS AN INSTITUTIONAL ACCREDITED INVESTOR OR THE PROPOSED TRANSFER IS PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OTHER THAN RULE 144A OR REGULATION S, THE PROPOSED TRANSFEREE MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND THE ISSUER SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM,

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OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

BY ITS ACQUISITION HEREOF, THE HOLDER REPRESENTS AND AGREES THAT EITHER (A) IT IS NOT AN “EMPLOYEE BENEFIT PLAN” AS DEFINED IN SECTION 3(3) OF THE UNITED STATES EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), THAT IS SUBJECT TO THE FIDUCIARY RESPONSIBILITY REQUIREMENTS OF TITLE I OF ERISA, A “PLAN” AS DESCRIBED IN SECTION 4975(E)(1) OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE “PLAN ASSETS” BY REASON OF AN EMPLOYEE BENEFIT PLAN’S OR PLAN’S INVESTMENT IN SUCH ENTITY OR OTHERWISE OR A GOVERNMENTAL, NON-U.S., CHURCH OR OTHER PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE, LOCAL OR NON-U.S. LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (“SIMILAR LAW”) OR (B) ITS ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR, IN THE CASE OF A GOVERNMENTAL, NON-U.S., CHURCH OR OTHER PLAN, WILL NOT VIOLATE ANY SIMILAR LAW.  AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S.  THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS NOTE IN VIOLATION OF THE FOREGOING RESTRICTIONS.

[IF THIS NOTE IS REPRESENTED BY A GLOBAL NOTE, INSERT:

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IN EXCHANGE FOR THIS NOTE IS REGISTERED IN THE NAME OF CEDE & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH ON THE REVERSE HEREOF.

[IF THIS NOTE IS REPRESENTED BY A REGULATION S GLOBAL NOTE, INSERT:

PRIOR TO THE EXPIRATION OF THE FORTY-DAY PERIOD FROM AND INCLUDING THE LATER OF THE COMMENCEMENT OF THE OFFERING OF THE NOTES EVIDENCED HEREBY AND DATE OF ISSUANCE HEREOF, THIS NOTE, OR ANY BENEFICIAL INTEREST HEREIN, MAY NOT BE RESOLD OR OTHERWISE TRANSFERRED EXCEPT (A) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S, (B) TO AN INSTITUTIONAL ACCREDITED INVESTOR WHO, PRIOR TO ITS PURCHASE OF THIS NOTE, SHALL HAVE

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SIGNED A LETTER IN THE FORM OF EXHIBIT I TO THE INDENTURE OR (C) TO A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

[IF THIS NOTE IS REPRESENTED BY A DEFINITIVE NOTE, INSERT:

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR SUCH CERTIFICATES AND OTHER INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS AND THE OTHER RESTRICTIONS CONTAINED IN THE INDENTURE.

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AIRCRAFT LEASE SECURITISATION II LIMITED

UP TO $[         ] CLASS A-2 FLOATING RATE ASSET BACKED NOTES, SERIES [       ]

No.

CUSIP:
ISIN:
Common Code:

$

AIRCRAFT LEASE SECURITISATION II LIMITED, a special purpose company incorporated in Bermuda (herein referred to as the “Issuer”), for value received, hereby promises to pay to [CEDE & CO.](1)[                                                    ](2), or registered assigns, the principal sum [indicated on Schedule A hereof,](1) [of [SPELL AMOUNT] DOLLARS ($                ),](3) on [DATE] (the “Final Maturity Date”) and to pay interest monthly in arrears on the Outstanding Principal Balance hereof at a fluctuating rate per annum equal to the sum of LIBOR plus [MARGIN] (calculated by the Reference Agent or the Class A-1 Funding Agent, as the case may be, as provided in the Indenture) (the “Applicable Rate of Interest”) from the date hereof until the Outstanding Principal Balance hereof is paid, payable on each Payment Date.  Interest on this Note for each Interest Accrual Period shall be calculated by the Cash Manager (as hereinafter defined) by multiplying the Applicable Rate of Interest on this Note for the relevant Interest Accrual Period by the Outstanding Principal Balance of this Note on the first day of such Interest Accrual Period and by multiplying the product by the actual number of days in such Interest Accrual Period divided by 360 and rounding the resulting amount to the nearest cent (with half a cent being rounded upwards).

This Class A-2 Note is one of a duly authorized issue of Notes of the Issuer issued under the Trust Indenture dated as of June 26, 2008 (as amended or supplemented from time to time, the “Indenture”), among the Issuer, DEUTSCHE BANK TRUST COMPANY AMERICAS, as Cash Manager (the “Cash Manager”), as Operating Bank and as Trustee (the “Trustee”) and CALYON, as Class A-1 Funding Agent (the “Class A-1 Funding Agent”) and Initial Primary Liquidity Facility Provider (the “Initial Primary Liquidity Facility Provider”).  The Indenture provides for the issuance of Class A Notes of any subclass and of any subclass of Class E Notes.  All capitalized terms used in this Class A-2 Note and not defined herein shall have the respective meanings assigned to such terms in the Indenture.  Reference is made to the Indenture and all indentures supplemental thereto for a statement of the respective rights and obligations thereunder of the Issuer, the Trustee and the Holders of Class A-2 Notes.  This Note is subject to all of the terms, including without limitation Section 12.04, of the Indenture.

The Outstanding Principal Balance of this Note may be repaid prior to the Final Maturity Date through the application on the Payment Dates of the Available Collections to the principal hereof as provided in Section 3.09 of the Indenture (after making payments entitled to priority under Section 3.09 of the Indenture).  In addition, the Issuer may optionally redeem all or part of the Outstanding Principal Balance of this Note on any Business Day at the applicable Redemption Price (including any LIBOR Break Costs and calculated as provided in the Indenture), or in the case of a redemption for taxation

(1)  Insert for a Global Note.

(2)  Insert for a Definitive Note, including name of registered Holder.

(3)  Insert for a Definitive Note.

A-2-4

reasons specified in the Indenture or a redemption in certain default circumstances as provided in the Indenture, at the Outstanding Principal Balance hereof plus accrued and unpaid interest hereon.  Further, the Issuer may provide for the defeasance of this Note in accordance with Article XI of the Indenture.

Any amount of premium or interest on this Note that is not paid when due shall, to the fullest extent permitted by applicable law, bear interest at an interest rate per annum equal to the Applicable Rate of Interest from the date when due until such amount is paid or duly provided for, payable on the next succeeding Payment Date, subject to the availability of the Available Collections therefor after making payments entitled to priority under Section 3.09 of the Indenture.

The indebtedness evidenced by the Class A-2 Notes is, to the extent and in the manner provided in the Indenture and the Security Trust Agreement, subordinate and subject in right of payment to the prior payment in full of all Senior Claims, and this Note is issued subject to the provisions thereof providing for such subordination.  Each Holder of this Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee and the Security Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints each of the Trustee and the Security Trustee its attorney-in-fact for such purpose.  All payments or distributions upon or with respect to any Obligations, which include payment of principal, premium and interest on this Note, that are received by the Holder of this Note contrary to the priority of payment provisions of the Indenture or in excess of the amounts to which the Holder of this Note is entitled under Section 3.09 of the Indenture shall be received for the benefit of the Senior Claimant, shall be segregated from other funds and property held by the Holder of this Note and shall be forthwith paid over to the Security Trustee in the same form as so received (with any necessary endorsement) to be applied (in the case of cash) to or held as collateral (in the case of non-cash property or securities) for the payment or prepayment of the Senior Claims in accordance with the terms of the Indenture.

The maturity of this Note is subject to acceleration upon the occurrence and during the continuance of the Events of Default specified in the Indenture.

This Note is and will be secured, on a subordinated basis as referred to above, by the collateral pledged as security therefor as provided in the Security Trust Agreement.

Subject to and in accordance with the terms of the Indenture, there will be distributed with respect to this Note monthly on each Payment Date commencing on                                 , to the Holder hereof, such Holder’s pro rata share (based on the aggregate percentage of the Outstanding Principal Balance of the Class A-2 Notes held by such Holder) of the aggregate amount as may be distributable to all Holders of Class A Notes on such Payment Date pursuant to Sections 3.09 and 3.10 of the Indenture.

All amounts payable in respect of this Note shall be payable in U.S. dollars in immediately available funds in the manner provided in the Indenture to the Holder hereof.   Payments on a Payment Date with respect to this Note in the form of Global Notes shall be made by wire transfer to or as instructed by the Depositary at least five Business Days before the applicable Payment Date so long as it is the Holder thereof.  At such time, if any, as this Note is issued in the form of one or more Definitive Notes, payments on a Payment Date shall be made by check mailed to each Holder of such a Definitive Note on the applicable Record Date at its address appearing on the Register maintained with respect to the Class A-2 Notes.  Alternatively, upon application in writing to the Trustee, not later than the applicable Record Date, by a Holder of one or more Class A-2 Notes in the form of Definitive Notes having an aggregate principal amount of not less than $1,000,000, any such payments shall be made by wire transfer to an account designated by such Holder at a financial institution in New York, New York.  The final payment with respect to this Note, however, shall be made only upon presentation and surrender of this

A-2-5

Note by the Holder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent (other than the EU Paying Agent) specified in the notice of such final payment given by the Trustee or Paying Agent.  The Trustee or Paying Agent (other than the EU Paying Agent) shall mail such notice of the final payment of this Note to the Holder thereof, specifying the date and amount of such final payment, no later than five Business Days prior to such final payment and such notice shall also be published by such publication as the Irish Stock Exchange may require and in such other publication as the EU Paying Agent may determine to comply with its obligations under the Indenture.

The Class A-2 Notes (except with respect to notes purchased by institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D of the Securities Act or an entity, all of the equity owners of which are institutional accredited investors (an “Institutional Accredited Investor”)) are issuable in a single subclass only in fully registered form without interest coupons.  A Holder may transfer a Global Note by delivery thereof and otherwise complying with the terms of the Indenture.  No transfer of a Definitive Note shall be effective until, and such transferee shall succeed to the rights of a Holder only upon, final acceptance and registration of the transfer by the Registrar in the Register; provided that, in no event may any Note be transferred in any transaction that is required to be registered under the Securities Act.  When a Definitive Note is presented to the Registrar with a request to register the transfer or to exchange it for an equal principal amount of Definitive Notes of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested if its requirements for such transactions are met (including, in the case of a transfer, that such Definitive Note is duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Trustee and Registrar duly executed by the Holder thereof or by an attorney who is authorized in writing to act on behalf of the Holder).  No service charge shall be made for any registration of transfer or exchange of a Definitive Note, but the party requesting such new Note or Notes may be required to pay a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Prior to the registration of transfer of a Definitive Note, the Issuer and the Trustee may deem and treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the absolute owner and Holder hereof for the purpose of receiving payment of all amounts payable with respect to a Definitive Note and for all other purposes, and neither the Issuer nor the Trustee shall be affected by notice to the contrary.

The Indenture permits the amendment or modification of the Indenture and the Class A-2 Notes by the Issuer with the consent of the Holders of a majority of the Outstanding Principal Balance of all Notes on the date of any vote of such Holders (voting as a single class), the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing); provided that, (A) any amendment may modify Sections 5.02(g) and (i) and 5.03 of the Indenture without the consent of the Initial Primary Liquidity Facility Provider unless such amendment is with respect to a provision which includes the Initial Primary Liquidity Facility Provider’s right of consent or approval thereunder, and (B) without the consent of each provider of an Eligible Credit Facility, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and each Holder of any Notes, in each instance affected thereby, no such amendment may, except as otherwise provided in Section 3.12 of the Indenture, (i) modify the provisions of the Indenture or the Notes setting forth the frequency or the currency of payment of, the maturity of, or the method of calculation of the amount of, any interest, principal or Redemption Price, payable in respect of any subclass of Notes, (ii) reduce the percentage of the aggregate Outstanding Principal Balance of any subclass of Notes required to approve any amendment or waiver of Section 9.01 of the Indenture or (iii) except as otherwise provided in Section 3.10 of the Indenture, alter the manner or priority of payment of such subclass of Notes (each such amendment referred to in subsection A and B, a “Basic Terms Modification”).  The Indenture permits the Trustee to agree with the Issuer, without the consent of any Holder, any provider of an Eligible Credit Facility or the Class A-1 Funding Agent (unless

A-2-6

a Class A-1 Commitment Non-Consent Event has occurred and is continuing) (but in the case of clause (c) below, with the consent of the Initial Primary Liquidity Facility Provider), (a) to any modification (other than a Basic Terms Modification) of, or the waiver or authorization of any breach or prospective breach of, any provision of any Related Document or of the relevant subclass of Notes to correct a manifest error or an error which is of a formal, minor or technical nature, (b) to modify the provisions of the Indenture or the Cash Management Agreement relating to the timing of movement of Rental Payments or other monies received or Expenses incurred among the Accounts by the Cash Manager, (c) to add or replace any Eligible Credit Facility, (d) to any amendment, supplement or modification (other than a Basic Terms Modification) of any Related Document necessary or advisable to facilitate the issuance of Refinancing Notes and/or Additional Notes and related acquisition of Additional Aircraft (subject to receipt of a Rating Agency Confirmation and the prior written consent of the Class A-1 Trustee (acting at the written direction of all of the holders of the Class A-1 Notes) only if there are any Class A-1 Notes then outstanding), (e) in the case of any Related Document other than this Indenture, the Notes or the Security Trust Agreement, as provided in Section 5.02(a) of the Indenture or (f) to comply with the requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939 (as amended, the “Trust Indenture Act”).  Any amendment or modification of the Indenture shall be binding on every Holder hereof, whether or not notation thereof is made upon this Note.

The subordination provisions contained in Section 3.09, Section 3.10 and Article X of the Indenture may not be amended or modified without the consent of each provider of an Eligible Credit Facility, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), each Holder of the subclass of the Notes affected thereby and each Holder of any subclass of Notes ranking senior thereto.  In no event shall the provisions set forth in Section 3.09 of the Indenture relating to the priority of the Expenses, Senior Hedge Payments and payments under all Eligible Credit Facilities be amended or modified.

The Indenture contains provisions permitting the Controlling Party or, if the Controlling Party is the Senior Trustee, the Holders of Notes representing a majority of the Outstanding Principal Balance of the Senior Class, on behalf of the Holders of all of the Class A-2 Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain existing defaults under the Indenture and their consequences.  Any such consent or waiver shall be conclusive and binding upon all present and future Holders of this Note and of any Class A-2 Note issued upon the registration of transfer of, in exchange or in lieu of, or upon the refinancing of this Note, whether or not notation of such consent or waiver is made upon this Note.

The term “Issuer” as used in this Note includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Trustee and the Holders of Class A Notes under the Indenture.

The Class A-2 Notes (except with respect to notes purchased by Institutional Accredited Investors) are issuable in a single subclass only in fully registered form or as Definitive Notes in denominations as provided in, and in the manner provided in, the Indenture, subject to certain limitations therein set forth.

THIS NOTE SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

A-2-7

Unless the certificate of authentication hereon has been executed by the Trustee whose name appears below by manual or facsimile signature, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

A-2-8

IN WITNESS WHEREOF, the Issuer has caused this Class A-2 Note to be signed manually or by facsimile by its Responsible Officer.

Date:	AIRCRAFT LEASE SECURITISATION II LIMITED

By:
Name:
Title:

A-2-9

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Class A-2 Notes designated by and referred to in the within-mentioned Indenture.

Date:	DEUTSCHE BANK TRUST COMPANY AMERICAS,
not in its individual capacity but solely as the Trustee

By:
Authorized Signatory

A-2-10

SCHEDULE A(4)

SCHEDULE OF PRINCIPAL AMOUNT

The initial principal amount at maturity of this Note shall be $                           .  The following decreases/increases in the principal amount at maturity of this Note have been made:

Date of Decrease/Increase	Decrease in Principal Amount	Increase in Principal Amount	Total Principal Amount Following such Decrease/Increase	Notation Made by or on Behalf of Trustee

(4)  Include Schedule A in a Global Note.

A-2-11

[FORM OF] TRANSFER NOTICE(5)

FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto Insert Taxpayer Identification No.

(Please print or typewrite name and address including zip code of assignee)

the within Note and all rights thereunder, hereby irrevocably constituting and appointing                                                              attorney to transfer said Note on the books of the Issuer with full power of substitution in the premises.

Date:	{Signature of Transferor}
NOTE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.

The undersigned covenants and agrees that it will treat this Note as indebtedness for all purposes and will not take any action contrary to such characterization, including, without limitation, filing any tax returns or financial statements inconsistent therewith.

Date:	{Signature of Transferee}
NOTICE: To be executed by an executive officer

In connection with any transfer of this Note occurring prior to the date which is the end of the period referred to in Rule 144(d) under the Securities Act of 1933 (the “Securities Act”), the undersigned confirms that without utilizing any general solicitation or general advertising that this Note is being transferred:

[Check One]

(a)                                  to the Issuer or its affiliate (as defined in Rule 501(b) of Regulation D under the Securities Act (“Regulation D”).

(b)                                 to a “qualified institutional buyer” within the meaning of Rule 144A of the Securities Act.

(c)                                  in compliance with Rule 904 of Regulation S of the Securities Act.

(d)                                 to an institutional “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D that, prior to the transfer of this Note, (1) signs a letter substantially in the form of Exhibit I to the Indenture, and (2) provides an opinion of counsel acceptable to the Issuer that such transfer is in compliance with the Securities Act.

(e)                                  pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available) and, prior to the proposed transfer, the transferee is furnishing to the Trustee and the

(5)  Include Transfer Notice in a Definitive Note.

A-2-12

Issuer such certifications, legal opinions or other information as either of them may reasonably require to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

(f)                                    pursuant to an available exemption from registration under the Securities Act and, prior to the proposed transfer, the transferee is furnishing to the Trustee and the Issuer such certifications, legal opinions or other information as either of them may reasonably require to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

If none of the foregoing boxes is checked, the Trustee or other Registrar shall not be obligated to register this Note in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.13 of the Indenture shall have been satisfied.

Date:	{Signature of Transferor}
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.

TO BE COMPLETED BY PURCHASER IF (a) ABOVE IS CHECKED:

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date:	{Signature of Transferee}
NOTICE: To be executed by an executive officer

A-2-13

EXHIBIT B

FORM OF NOTE FOR ANY SUBCLASS OF CLASS E NOTES

NEITHER THIS NOTE, NOR ANY INTEREST HEREIN, HAS BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR WITH ANY SECURITIES REGULATORY AUTHORITY IN ANY JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT IN TRANSACTIONS NOT SUBJECT TO, OR EXEMPT FROM THE REGISTRATION REQUIREMENTS OF, THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS.  BY ITS ACQUISITION HEREOF, EACH HOLDER OR BENEFICIAL OWNER OF AN INTEREST HEREIN (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER”, AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), AND HAS ACQUIRED THIS NOTE, OR SUCH INTEREST HEREIN, IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (B) IT IS AN INSTITUTIONAL “ACCREDITED INVESTOR” (AS DEFINED IN RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT) OR AN ENTITY, ALL OF THE EQUITY OWNERS OF WHICH ARE INSTITUTIONAL ACCREDITED INVESTORS (AN “INSTITUTIONAL ACCREDITED INVESTOR”), (C) IT IS NOT A U.S. PERSON, AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT (“REGULATION S”) AND IS ACQUIRING THIS NOTE, OR SUCH INTEREST HEREIN, IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S, OR (D) IT HAS ACQUIRED THIS NOTE, OR SUCH INTEREST HEREIN, PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (“RULE 144”)OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND, IN EACH OF THE CASES (A) THROUGH (D) ABOVE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAW OF ANY STATE IN THE UNITED STATES OR ANY APPLICABLE JURISDICTION; (2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS NOTE, OR AN INTEREST HEREIN, EXCEPT (A) TO THE ISSUER, (B) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A, (C) TO AN INSTITUTIONAL ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS NOTE (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE AND THE DEPOSITARY) AND AN OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER THAT SUCH TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT, (D) IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S OR (E) PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 (IF AVAILABLE) OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND, IN EACH OF THE CASES (A) THROUGH (E) ABOVE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION; AND (3) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS NOTE, OR A BENEFICIAL INTEREST HEREIN, IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.  IF THE PROPOSED TRANSFEREE IS AN INSTITUTIONAL ACCREDITED INVESTOR OR THE PROPOSED TRANSFER IS PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OTHER THAN RULE 144A OR REGULATION S, THE PROPOSED TRANSFEREE MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND THE ISSUER SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM,

OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

IN ADDITION, PRIOR TO ANY TRANSFER OF THIS NOTE, THE TRUSTEE AND THE ISSUER MUST RECEIVE AN OPINION OF COUNSEL FROM COUNSEL TO THE ISSUER IN THE UNITED STATES AND AN OPINION FROM THE TAX ADVISORS TO THE ISSUER IN IRELAND, IN EACH CASE TO THE EFFECT THAT NO ISSUER GROUP MEMBER (AS DEFINED IN THE INDENTURE) SHOULD SUFFER MATERIALLY ADVERSE IRISH OR UNITED STATES TAXES AS A RESULT OF THE TRANSFER.  BY ITS ACQUISITION HEREOF, THE HOLDER REPRESENTS AND AGREES THAT IT IS NOT AN “EMPLOYEE BENEFIT PLAN” AS DEFINED IN SECTION 3(3) OF THE UNITED STATES EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), THAT IS SUBJECT TO THE FIDUCIARY RESPONSIBILITY REQUIREMENTS OF TITLE I OF ERISA, A “PLAN” AS DESCRIBED IN SECTION 4975(E)(1) OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE “PLAN ASSETS” BY REASON OF AN EMPLOYEE BENEFIT PLAN’S OR PLAN’S INVESTMENT IN THE ENTITY OR OTHERWISE OR A GOVERNMENTAL, NON-U.S., CHURCH OR OTHER PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE, LOCAL OR NON-U.S. LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE.  AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S.  THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS NOTE IN VIOLATION OF THE FOREGOING RESTRICTIONS.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR SUCH CERTIFICATES AND OTHER INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS AND THE OTHER RESTRICTIONS CONTAINED IN THE INDENTURE.

AIRCRAFT LEASE SECURITISATION II LIMITED

[UP TO](1) $[     ] CLASS E-[  ](2) FIXED RATE DEFERRABLE INTEREST ASSET BACKED NOTES, SERIES [   ]

No.

$

AIRCRAFT LEASE SECURITISATION II LIMITED, a special purpose company incorporated in Bermuda (herein referred to as the “Issuer”), for value received, hereby promises to pay to                                                     , or registered assigns, the principal sum of [SPELL AMOUNT] DOLLARS ($                ), on [DATE] (the “Final Maturity Date”) and to pay interest monthly in arrears on the Outstanding Principal Balance hereof, at the rate of [     ]% per annum from the date hereof until the Outstanding Principal Balance hereof is paid, payable on each Payment Date; provided, however, that the obligation of the Issuer to pay interest hereon is subject to the availability of Available Collections therefore after making payments entitled to priority under Section 3.09 of the Indenture.  Interest on this Note for each Interest Accrual Period shall be calculated (i) on the basis of a 360-day year and one-twelfth of an annual interest payment, (ii) on the first Payment Date, on the basis of the actual number of days in the first Interest Accrual Period divided by 360 and (iii) in the case of a payment other than on a Payment Date, on the basis of a 360-day year consisting of twelve 30-day months.

This Class E-[  ](1) Note is one of a duly authorized issue of Notes of the Issuer issued under the Trust Indenture dated as of June 26, 2008 (as amended or supplemented from time to time, the “Indenture”), among the Issuer, DEUTSCHE BANK TRUST COMPANY AMERICAS, as Cash Manager (the “Cash Manager”), as Operating Bank and as Trustee (the “Trustee”), and CALYON, as Class A-1 Funding Agent and Initial Primary Liquidity Facility Provider (the “Initial Primary Liquidity Facility Provider”).  The Indenture provides for the issuance of Class E-[  ](1) Notes of any subclass (including additional Class E Notes) and of any subclass of Class A Notes.  All capitalized terms used in this Class E-[  ](1) Note and not defined herein shall have the respective meanings assigned to such terms in the Indenture.  Reference is made to the Indenture and all indentures supplemental thereto for a statement of the respective rights and obligations thereunder of the Issuer, the Trustee and the Holders of Class E-[  ](1) Notes.  This Note is subject to all of the terms of the Indenture.

The Outstanding Principal Balance of this Note may be repaid prior to the Final Maturity Date through application on the Payment Dates of the Available Collections to the principal hereof as provided in Section 3.09 of the Indenture (after making payments entitled to priority under Section 3.09 of the Indenture).  This Note shall not be subject to redemption prior to the Final Maturity Date.

Any amount of interest on this Note that is not paid when due shall, to the fullest extent permitted by applicable law, bear interest at an interest rate per annum equal to the Applicable Rate of Interest from the date when due until such amount is paid or duly provided for, payable on the next succeeding Payment Date, subject to the availability of the Available Collections therefor after making payments entitled to priority under Section 3.09 of the Indenture.

The indebtedness evidenced by the Class E-[  ](3) Notes is, to the extent and in the manner provided in the Indenture and the Security Trust Agreement, subordinate and subject in right of payment to the prior payment in full of all Senior Claims, and this Note is issued subject to the provisions thereof

(1)           Add if additional Notes are to be issued for this subclass.

(2)           Insert applicable subclass designation.

(3)           Insert applicable subclass designation.

providing for such subordination.  Each Holder of this Note, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee and the Security Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in the Indenture and (c) appoints each of the Trustee and the Security Trustee its attorney-in-fact for such purpose.  All payments or distributions upon or with respect to any Obligations, which include payment of principal and interest on this Note, that are received by the Holder of this Note contrary to the priority of payment provisions of the Indenture or in excess of the amounts to which the Holder of this Note is entitled under Section 3.09 of the Indenture, shall be received for the benefit of the Senior Claimant, shall be segregated from other funds and property held by the Holder of this Note and shall be forthwith paid over to the Security Trustee in the same form as so received (with any necessary endorsement) to be applied (in the case of cash) to or held as collateral (in the case of non-cash property or securities) for the payment or prepayment of the Senior Claims in accordance with the terms of the Indenture.

The maturity of this Note is subject to acceleration upon the occurrence and during the continuance of the Events of Default specified in the Indenture.  The Class E-[  ](4) Note Holders shall not be permitted to deliver a Default Notice or to exercise any remedy in respect of any such Event of Default until all interest and principal on the Notes has been paid in full.

This Note is and will be secured, on a subordinated basis as referred to above, by the collateral pledged as security therefor as provided in the Security Trust Agreement.

Subject to and in accordance with the terms of the Indenture, there will be distributed with this Note monthly on each Payment Date commencing on                     , to the Holder hereof, such Holder’s pro rata share (based on the aggregate percentage of the Outstanding Principal Balance of the Class E-[  ](5) Notes held by such Person) of the aggregate amount as may be distributable to all Holders of Class E-[  ](6) Notes on such Payment Date pursuant to Sections 3.09 and 3.10 of the Indenture.

All amounts payable in respect of this Note shall be payable in U.S. dollars in immediately available funds in the manner provided in the Indenture to the Holder hereof.   Payments on a Payment Date shall be made by check mailed to each Holder of this Note on the applicable Record Date at its address appearing on the Register maintained with respect to the Class E-[  ](7) Notes.  Alternatively, upon application in writing to the Trustee, not later than the applicable Record Date, by a Holder of one or more Class E-[  ](8) Notes having an aggregate principal amount of not less than $1,000,000, any such payments shall be made by wire transfer to an account designated by such Holder at a financial institution in New York, New York.  The final payment with respect to this Note, however, shall be made only upon presentation and surrender of this Note by the Holder or its agent at the Corporate Trust Office or agency of the Trustee or Paying Agent (other than the EU Paying Agent) specified in the notice of such final payment given by the Trustee or Paying Agent.  The Trustee or Paying Agent (other than the EU Paying Agent) shall mail such notice of the final payment of this Note to the Holder thereof, specifying the date and amount of such final payment, no later than five Business Days prior to such final payment and such notice shall also be published by such publication as the Irish Stock Exchange may require and in such other publication as the EU Paying Agent may determine to comply with its obligations under the Indenture.

(4)           Insert applicable subclass designation.

(5)           Insert applicable subclass designation.

(6)           Insert applicable subclass designation.

(7)           Insert applicable subclass designation.

(8)           Insert applicable subclass designation.

The Class E-[  ](9) Notes are issuable only in registered form without interest coupons.  No transfer of this Note shall be effective until, and such transferee shall succeed to the rights of a Holder only upon, final acceptance and registration of the transfer by the Registrar in the Register; provided that, in no event may any Note be transferred in any transaction that is required to be registered under the Securities Act.  When this Note is presented to the Registrar with a request to register the transfer or to exchange it for an equal principal amount of Class E-[  ](10) Notes of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested if its requirements for such transactions are met (including, in the case of a transfer, that such Note is duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Trustee and Registrar duly executed by the Holder thereof or by an attorney who is authorized in writing to act on behalf of the Holder).  No service charge shall be made for any registration of transfer or exchange of this Note, but the party requesting such new Note or Notes may be required to pay a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Prior to the registration of transfer of this Note, the Issuer and the Trustee may deem and treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the absolute owner and Holder hereof for the purpose of receiving payment of all amounts payable with respect to this Note and for all other purposes, and neither the Issuer nor the Trustee shall be affected by notice to the contrary.

The Indenture permits the amendment or modification of the Indenture and the Class E-[  ](11) Notes by the Issuer with the consent of the Holders of a majority of the Outstanding Principal Balance of all Notes on the date of any vote of such Holders (voting as a single class), the Initial Primary Liquidity Facility Provider and the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing); provided that, (A) any amendment may modify Sections 5.02(g) and (i) and 5.03 of the Indenture without the consent of the Initial Primary Liquidity Facility Provider unless such amendment is with respect to a provision which includes the Initial Primary Liquidity Facility Provider’s right of consent or approval thereunder; and (B) without the consent of each provider of an Eligible Credit Facility, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) and each Holder of any Notes, in each instance affected thereby, no such amendment may, except as otherwise provided in Section 3.12 of the Indenture, (i) modify the provisions of the Indenture or the Notes setting forth the frequency or the currency of payment of, the maturity of, or the method of calculation of the amount of, any interest, principal or Redemption Price, payable in respect of any subclass of Notes, (ii) reduce the percentage of the aggregate Outstanding Principal Balance of any subclass of Notes required to approve any amendment or waiver of Section 9.01 of the Indenture or (iii) except as otherwise provided in Section 3.10 of the Indenture, alter the manner or priority of payment of such subclass of Notes (each such amendment referred to in subsection A and B, a “Basic Terms Modification”).  The Indenture permits the Trustee to agree with the Issuer, without the consent of any Holder, any provider of an Eligible Credit Facility or the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing) (but in the case of clause (c) below, with the consent of the Initial Primary Liquidity Facility Provider), (a) to any modification (other than a Basic Terms Modification) of, or the waiver or authorization of any breach or prospective breach of, any provision of any Related Document or of the relevant subclass of Notes to correct a manifest error or an error which is of a formal, minor or technical nature, (b) to modify the provisions of the Indenture or the Cash Management Agreement relating to the timing of movement of Rental Payments or other monies received or Expenses incurred among the Accounts by the Cash Manager, (c) to add or replace any Eligible Credit Facility, (d) to any amendment, supplement or

(9)           Insert applicable subclass designation.

(10)         Insert applicable subclass designation.

(11)         Insert applicable subclass designation.

modification (other than a Basic Terms Modification) of any Related Document necessary or advisable to facilitate the issuance of Refinancing Notes and/or Additional Notes and related acquisition of Additional Aircraft (subject to the receipt of a Rating Agency Confirmation and the prior written consent of the Class A-1 Trustee (acting at the written direction of all of the holders of the Class A-1 Notes) only if there are any Class A-1 Notes then outstanding), (e) in the case of any Related Document other than the Indenture, the Notes or the Security Trust Agreement, as provided in Section 5.02(a) of the Indenture or (f) to comply with the requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939 (as amended, the “Trust Indenture Act”).  Any amendment or modification of the Indenture shall be binding on every Holder hereof, whether or not notation thereof is made upon this Note.

The subordination provisions contained in Section 3.09, Section 3.10 and Article X of the Indenture may not be amended or modified without the consent of each provider of an Eligible Credit Facility, the Class A-1 Funding Agent (unless a Class A-1 Commitment Non-Consent Event has occurred and is continuing), each Holder of the subclass of the Notes affected thereby and each Holder of any subclass of Notes ranking senior thereto.  In no event shall the provisions set forth in Section 3.09 of the Indenture relating to the priority of the Expenses, Senior Hedge Payments and payments under all Eligible Credit Facilities be amended or modified.

The Indenture contains provisions permitting the Controlling Party or, if the Controlling Party is the Senior Trustee, the Holders of Notes representing a majority of the Outstanding Principal Balance of the Senior Class, on behalf of the Holders of all of the Class E-[  ](12) Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain existing defaults under the Indenture and their consequences.  Any such consent or waiver shall be conclusive and binding upon all present and future Holders of this Note and of any Class E-[  ](13) Note issued upon the registration of transfer of, in exchange or in lieu of, or upon the refinancing of this Note, whether or not notation of such consent or waiver is made upon this Note.

The term “Issuer” as used in this Note includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Trustee and the Holders of Class E-[  ](14) Notes under the Indenture.

The Class E-[  ](15) Notes are issuable in registered form in denominations as provided in, and in the manner provided in, the Indenture, subject to certain limitations therein set forth.

THIS NOTE SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Unless the certificate of authentication hereon has been executed by the Trustee whose name appears below by manual or facsimile signature, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

(12)         Insert applicable subclass designation.

(13)         Insert applicable subclass designation.

(14)         Insert applicable subclass designation.

(15)         Insert applicable subclass designation.

IN WITNESS WHEREOF, the Issuer has caused this Class E-[  ](16) Note to be signed manually or by facsimile by its Responsible Officer.

Date:	AIRCRAFT LEASE SECURITISATION II LIMITED

By:
Name:
Title:

(16)                            Insert applicable subclass designation.

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Class E-[  ](17) Notes designated by and referred to in the within-mentioned Indenture.

Date:	DEUTSCHE BANK TRUST COMPANY AMERICAS,
not in its individual capacity but solely as the Trustee

By:
Authorized Signatory

(17)                            Insert applicable subclass designation.

[FORM OF] TRANSFER NOTICE

FOR VALUE RECEIVED the undersigned registered holder hereby sell(s), assign(s) and transfer(s) unto Insert Taxpayer Identification No.

(Please print or typewrite name and address including zip code of assignee)

the within Note and all rights thereunder, hereby irrevocably constituting and appointing                                                              attorney to transfer said Note on the books of the Issuer with full power of substitution in the premises.

Date:	{Signature of Transferor}
NOTE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.

The undersigned covenants and agrees that it will treat this Note as indebtedness for all purposes and will not take any action contrary to such characterization, including, without limitation, filing any tax returns or financial statements inconsistent therewith.

Date:	{Signature of Transferee}
NOTICE: To be executed by an executive officer

In connection with any transfer of this Note occurring prior to the date which is the end of the period referred to in Rule 144(d) under the Securities Act of 1933 (the “Security Act”), the undersigned confirms that without utilizing any general solicitation or general advertising that this Note is being transferred:

{Check One}

☐	(a)	in compliance with the exemption from registration under the Securities Act provided by Rule 144A thereunder.

☐	(b)	in compliance with the exemption from registration under the Securities Act provided by Rule 904 of Regulation S thereunder.

☐	(c)

to an institutional “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D that, prior to the transfer of this Note, (1) signs a letter substantially in the form of Exhibit I to the Indenture, and (2) provides an opinion of counsel acceptable to the Issuer that such transfer is in compliance with the Securities Act.

or

☐	(d)	other than in accordance with (a), (b) or (c) above and documents are being furnished which comply with the conditions of transfer set forth in this Note and the Indenture.

If none of the foregoing boxes is checked, the Trustee or other Registrar shall not be obligated to register this Note in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.13 of the Indenture shall have been satisfied.

Date:	{Signature of Transferor}
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.

TO BE COMPLETED BY PURCHASER IF (a) ABOVE IS CHECKED:

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date:	{Signature of Transferee}
NOTICE: To be executed by an executive officer

EXHIBIT I

FORM OF ACCREDITED INVESTOR LETTER

, 20[    ]

Aircraft Lease Securitisation II Limited

Clarendon House

2 Church Street

Hamilton, HM11

Bermuda

Attention:  Company Secretary

DB Services Tennessee, Inc.

Nashville Transfer Trust & Securities Services

1st Floor

648 Grassmere Park Road

Nashville, TN 37211

Ladies and Gentlemen:

In connection with our proposed purchase of interests in the Class [  ] Notes (the “Notes”) of Aircraft Lease Securitisation II Limited (the “Issuer”), we confirm that:

1.                                       We have received a copy of the Offering Documents relating to the Notes and such other information as we deem necessary in order to make our investment decision.  We acknowledge that we have read and agree to the matters stated in the section entitled “Transfer Restrictions” of such Offering Documents and the restrictions on duplication and circulation of such Offering Documents.

2.                                       We understand that any subsequent transfer of the definitive certificates representing interests in the Notes (the “Definitive Notes”) is subject to certain restrictions and conditions set forth in the Offering Documents under “Transfer Restrictions” and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Definitive Notes or the Notes except in compliance with such restrictions and conditions and the U.S. Securities Act of 1933, as amended (the “Securities Act”).

3.                                       We understand that the offer and sale of the Notes have not been and will not be registered under the Securities Act, that the interests in the Notes purchased by us will only be in the form of definitive physical certificates and that the Definitive Notes and the Notes may not be offered or sold except as permitted in the following sentence.  We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell any Definitive Notes or Notes in the future, we will do so only (1)(A) to the Issuer, (B) to a “qualified institutional buyer” (as defined herein) in compliance with Rule 144A under the Securities Act, (C) to an institutional “accredited investor” (as defined below) that, prior to such transfer, furnishes to the Trustee and the Depositary (as defined in the Indenture) a signed letter containing certain representations and agreements relating to the restrictions on transfer of the Definitive Notes and the Notes (the form of which letter can be obtained from the Trustee and the Depositary) and an opinion of counsel acceptable to the Issuer that such transfer is in compliance with the Securities Act, (D) in an offshore transaction in compliance with Rule 904 of Regulation S under the Securities Act or (E) pursuant to an exemption from registration provided

I-1

by Rule 144 under the Securities Act (if available) or pursuant to another available exemption from registration under the Securities Act, and we further agree to provide to any person purchasing any of the Definitive Notes and the Notes from us a notice advising such purchaser that resales of the Definitive Notes and the Notes are restricted as stated herein and (2) in each case, in accordance with any applicable securities laws of any state in the United States or any other applicable jurisdictions and in accordance with the legend to be set forth in the Definitive Notes and the Notes, which will reflect the substance of this paragraph.

4.                                       [We understand that Definitive Notes or the Notes may not be sold to any person resident or incorporated in Ireland or any person which will hold the Class [  ] Notes through a branch, agency or other place of business or establishment in Ireland.]

5.                                       We understand that, on any proposed resale of any Definitive Notes and the Notes, we will be required to furnish to the Issuer and the Trustee such certifications, legal opinions and other information as the Issuer and the Trustee may reasonably require to confirm that the proposed sale complies with the foregoing restrictions.

6.                                       We are an institutional “accredited investor” (as defined in Rule 501(a) (1), (2), (3) or (7) of Regulation D under the Securities Act) or an entity all of the entity owners of which are institutional accredited investors (an “Institutional Accredited Investor”) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Definitive Notes and the Notes, and we and any accounts for which we are acting are each able to bear the economic risks of our or their investment.

7.                                       We are acquiring the Definitive Notes and the Notes purchased by us for our own account or for one or more accounts (each of which is an Institutional Accredited Investor) as to each of which we exercise sole investment discretion.

8.                                       We are not acquiring the Definitive Notes and the Notes with a view to distribution thereof or with any present intention of offering or selling the Definitive Notes and the Notes, except as permitted above, provided that the disposition of our property and property of any accounts for which we are acting as fiduciary will remain at all times within our control.

9.                                       We will acquire Definitive Notes and Notes having a minimum purchase price of not less than $200,000 for our own account or for any separate account for which we are acting.

10.                                 We have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of purchasing the Notes.

Capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Indenture.

THIS LETTER WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED WITHIN THE STATE OF NEW YORK.

You, the Issuer, the Trustee and the Depositary are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

By:
Name:
Title:

I-2

EXHIBIT J

FORM OF NOTICE TO LISTING AGENT

 IN RESPECT OF THE INCREASE IN PRINCIPAL AMOUNT OF THE CLASS A-1 NOTES

 20[    ]

McCann FitzGerald Listing Services Limited

Riverside One

Sir John Rogerson’s Quay

Dublin 2

Ireland
Telephone: +353 1 829 0000

Facsimile: +353 1 829 00 10

[By Email]

Attention: [Tony Spratt, Head of Debt Listing]

Email: [tony.spratt@mccannfitzgerald.ie]

Aircraft Lease Securitisation II Limited (the “Issuer”)

Trust Indenture dated as of June 26, 2008 made between the Issuer, Deutsche Bank Trust Company Americas, as the Cash Manager, Operating Bank and Trustee, CALYON, as the Initial Primary Liquidity Facility Provider and CALYON, as the Class A 1 Funding Agent (the “Indenture”)

Ladies and Gentlemen:

This is a notice given pursuant to Section 2.07(h) (Notice to Listing Agent) of the Indenture.

Capitalized terms used in this notice and not defined herein shall have the meanings given to them in the Indenture.

We hereby confirm that, following exchange of interests in Class A-1 Notes for interests in Class A-2 Notes in accordance with the terms of the Indenture, the Outstanding Principal Balance of the Class A-2 Notes which are listed on the Alternative Securities Market of the Irish Stock Exchange is $[  •  ].

We hereby instruct you to send notice of the Outstanding Principal Balance of the Class A-2 Notes to the Companies Announcement Office of the Irish Stock Exchange on behalf of the Issuer, using the form of announcement attached in the Annex hereto.

Very truly yours,

DEUTSCHE BANK TRUST COMPANY AMERICAS,
as Registrar and Trustee

By:

Name:

J-1

ANNEX

Form of Announcement

ANNOUNCEMENT

For Immediate Release	[Date]

Aircraft Lease Securitisation II Limited (the “Issuer”)

Class A-2 Floating Rate Asset Backed Notes Series 2008-1 (the “Class A-2 Notes”)

Re: Principal Amount of the Class A-2 Notes

The Issuer wishes to announce that the Outstanding Principal Balance of the Class A-2 Notes, which are listed on the Alternative Securities Market of the Irish Stock Exchange, is now $[  •  ].

This Announcement will be filed with the Company Announcement Office of the Irish Stock Exchange.

Enquiries to Listing Agent:

McCann FitzGerald Listing Services Limited

[  •  ]

Phone: +353 1
[ • ]

J-2